Filed Pursuant to Rule 424(b)(3)

Registration No. 333-173112
Registration Nos. 333-173112-01 through 333-173112-22

PROSPECTUS

$315,000,000

Accellent Inc.

Offer to Exchange all outstanding $315,000,000 10% Senior Subordinated Notes due 2017 (the “outstanding notes”) for an equal amount of 10% Senior Subordinated Notes due 2017, which have been registered under the Securities Act of 1933, as amended (the “exchange notes”).

The Exchange Offer

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradable.

•	You may withdraw tenders of outstanding notes at any time prior to the expiration date of the exchange offer.

•	The exchange offer expires at 11:59 p.m., New York City time, on June 13, 2011, unless extended. We do not currently intend to extend the expiration date.

•	The exchange of outstanding notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

The Exchange Notes

•

The exchange notes are being offered in order to satisfy certain of our obligations under the exchange and registration rights agreement entered into in connection with the placement of the outstanding notes.

•	The terms of the exchange notes to be issued in the exchange offer are substantially identical to the outstanding notes, except that the exchange notes will be freely tradable.

•

Each of Accellent Inc.’s domestic subsidiaries initially jointly and severally, irrevocably and unconditionally guarantee, on a senior subordinated basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of Accellent Inc. under the outstanding notes, exchange notes and the indenture governing the notes.

Resales of Exchange Notes

•	The exchange notes may be sold in the over–the–counter market, in negotiated transactions or through a combination of such methods. We do not plan to list the exchange notes on a national market.

All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act of 1933, as amended, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act of 1933, as amended, and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the outstanding notes under the Securities Act of 1933, as amended.

You should consider carefully the risk factors beginning on page 16 of this prospectus before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes to be distributed in the exchange offer or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 13, 2011.

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any exchange notes offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies. No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer contained herein and, if given or made, such information or representations must not be relied upon as having been authorized by Accellent Inc. Neither the delivery of this prospectus nor any sales made hereunder shall under any circumstances create an implication that there has been no change in our affairs or that of our subsidiaries since the date hereof.

INDUSTRY AND MARKET DATA

Certain market and industry data included in this prospectus has been obtained from third party sources that we believe to be reliable. Market estimates are calculated by using independent industry publications, government publications and third-party forecasts in conjunction with our assumptions about our markets. We have not independently verified such third party information and cannot assure you of its accuracy or completeness. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Forward–Looking Statements” and “Risk Factors” in this prospectus.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider to make your decisions regarding the exchange offer. You should carefully read the entire prospectus. This prospectus contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in “Risk Factors” and elsewhere in this prospectus.

Unless otherwise indicated or the context otherwise requires, references in this prospectus to “Accellent,” the “Issuer,” “we,” “us” or “our” refer collectively to Accellent Inc. and its wholly-owned subsidiaries. With respect to the discussion of the terms of the exchange notes on the cover page, in the sections entitled “Summary—The Exchange Offer,” “Summary—The Exchange Notes,” and in the section entitled “Description of the Exchange Notes,” “the Issuer,” “we,” “us,” and “our” refer only to Accellent Inc. and not to any of its subsidiaries. For purpose of this prospectus, all financial information herein is that of Accellent Inc.

Our Company

Overview

We believe that we are a leading provider of outsourced precision manufacturing and engineering services in our target markets of the medical device industry. We focus on what we believe are the largest and fastest growing segments of the medical device market including cardiology, endoscopy and orthopaedics. Our customers include leading global medical device companies including Abbott Laboratories, Boston Scientific, Johnson & Johnson, Medtronic, Smith & Nephew, St. Jude, Stryker and Zimmer. We provide our customers with reliable, high-quality, cost-efficient integrated outsourcing solutions that span the complete supply chain spectrum.

For the year ended December 31, 2010, we generated net sales of $507.0 million and Adjusted EBITDA of $110.1 million. For the year ended December 31, 2009, we generated net sales of $478.8 million and Adjusted EBITDA of $109.8 million. For a definition of Adjusted EBITDA, an explanation of why we present it, see “Selected Financial Data” of this Prospectus.

Our design, development and engineering, precision component manufacturing, device assembly and supply chain capabilities provide multiple strategic benefits to our customers. We help speed our customers’ products to market, lower their manufacturing costs, provide capabilities that they do not possess internally and enable our customers to concentrate their resources where they maximize value, including clinical education, research and sales and marketing.

We have long-term relationships with many of our largest customers and work closely with them as they design, test prototype, validate and produce their products. In many cases, we have worked with our key customers for over ten years. Based on discussions with our customers, we believe we are considered a preferred strategic supplier by a majority of our top ten customers and often become the sole supplier of the manufacturing and engineering services that we provide to our customers. Many of the end products we produce for our customers are regulated by the U.S. Food & Drug Administration (the “FDA”), which has stringent quality standards for manufacturers of medical devices. Complying with these requirements involves significant investments of money and time, which results in stronger relationships with our customers through the multiple validations of our manufacturing process required to ensure high quality and reliable production. The joint investment of time and process validation by us and our customers, along with the possibility of supply disruptions and quality fluctuations associated with moving a product line, often create high switching costs for transferring product lines once a product is in production. Typically, once our customers have started production of a certain product with us, they do not move this product to another supplier. Further, validation requirements encourage customers to consolidate business with preferred suppliers such as us, whose processes have been previously validated.

We generate significant revenues from a diverse range of products that generally have long product life cycles. The majority of our revenues are generated by high value, single use products that are either regulated for one-time use, implanted into the body or are considered too critical to be re-used. We currently work with our customers on over 10,000 stock keeping units, providing us with tremendous product diversity across our customer base.

Our opportunities for future growth are expected to come from a combination of factors, including market growth, increasing our market share of the overall outsourcing market and increased outsourcing of existing and new products by our customers. This growing revenue base is made up of a diversified product mix with limited technology or product obsolescence risk. We manufacture many products that have been used in medical devices for over ten years, such as biopsy instruments, joint implants, pacemakers and surgical instruments. As our customers’ end market products experience new product innovation, we continue to supply the base products and services across end market product cycles.

The chart below provides a few examples of target markets, market segments, and the customer products that utilize our products and services.

Target Market	Market Segment	Customer Products
Cardiology	• Cardiac Rhythm Management	• Pacemakers and Implantable Defibrillators
• Implantable Conductor Leads and Implant Tools
• Procedure Tools and Accessories
	• Cardiovascular	• Cardiac and Peripheral Stents
• Guide Wires, Guide Catheters, & Delivery Systems
	• Cardiac Surgery	• Heart Valves
• Perfusion Cannulae and Kits
• Vein Grafting and Bypass Instruments

Orthopaedics	• Joint	• Hip, Knee and Shoulder Implants
• Surgical and Navigational Instruments
	• Spinal	• Vertebral Body Repair and Fusion
• Disc Repair and Replacement
• Procedure Instruments and Accessories
	• Arthroscopy	• Arthroscopes
• Shaver Blades, Suture Anchors, and Tools
	• Trauma	• Maxillofacial and Cranial Repair
• External and Extremity Repair

Endoscopy	• Gastrointestinal	• Biopsy Forceps
• GERD and pH Diagnostics and Therapy
	• Urology	• Stone Retrieval Systems
• Gynecology and Birth Control Devices
• Prostate Removal and Care Devices
	• Laparoscopy	• Harmonic Scalpel Blades and Surgical Tools
• Forceps and Biopsy Devices
• Procedural Tools and Accessories

Our Industry

We focus on the largest and fastest growing end markets within the medical device industry: cardiology, orthopaedics, and endoscopy. These end markets are attractive based on their large size, significant volume growth, strong product pipelines, competitive environment and a demonstrated need for our high-quality manufacturing and engineering services. We believe medical device companies that participate in one or more of these markets will generate demand growth and outsourcing opportunities related to the end markets in which they operate.

We believe that demand growth in the target end markets is driven primarily by the following:

Aging Population

The average age of the U.S. population is expected to increase significantly over the next decade. According to U.S. Census data, the total U.S. population is projected to grow approximately 5% over the next five years, while the number of individuals in the United States over the age of 65 is projected to grow approximately 16% in that same time. As the average age of the population increases, the demand for medical products and services, including medical devices, is expected to increase as well.

Active Lifestyles

As people live longer, more active lives, the adoption of medical devices such as orthopaedic implants and arthroscopy devices has grown. In addition, in order to maintain this active lifestyle, patients demand more functional, higher technology devices.

Advances in Medical Device Technology

The development of new medical device technology is driving growth in the medical device market. Examples include neurostimulation, minimally invasive spinal repair, vascular stenting and innovative implantable defibrillators, all of which are increasingly being adopted in the medical community because of the significant demonstrated patient benefits.

Increased Global Utilization

The global medical device market is largely concentrated in North America, Western Europe and Japan. As these populations grow and age, medical device volume growth increases. In addition, increased global utilization of medical devices further adds to medical device volume growth. Lastly, emerging countries in Asia, South America and Eastern Europe are also increasing their consumption of medical devices due to enhanced awareness and increasing financial flexibility.

Increase in Minimally Invasive Technologies

The medical device market is witnessing a major shift away from invasive or open surgical procedures to minimally invasive procedures and technologies. Minimally invasive procedures have been developed to reduce the pain, trauma, recovery time and overall costs resulting from open and more invasive procedures. The continued adoption of minimally invasive technologies is expected to continue driving growth in the overall medical device market.

Medical Device Companies in Our Key Target End Markets Are Outsourcing Manufacturing, Design and Engineering

As medical devices have become more technically complex, the demand for precision manufacturing capabilities and related engineering services has increased significantly. Many of the leading medical device companies in our end markets are increasingly utilizing third-party manufacturing and engineering providers as part of their business and manufacturing strategies. Outsourcing allows medical device companies to take advantage of the manufacturing technologies, manufacturing process experience and expertise, economies of scale, and supply chain management of third-party manufacturers. Most importantly, outsourcing enables medical device companies to concentrate their resources to create value including clinical education, research and development and sales and marketing.

We believe our current target market will continue to increase due to both the growth in medical device end markets and an increase in outsourcing by medical device companies. Key factors driving increased penetration in outsourcing include:

Increasing Complexity of Manufacturing Medical Device Products

As medical device companies seek to provide additional functionality in their products, the complexity of the technologies and processes involved in producing medical devices has increased. Medical device outsourcing companies have invested in facilities with comprehensive services and experienced personnel to deliver precision manufacturing services for these increasingly complex products. Medical device companies may also outsource because they do not possess the capabilities to manufacture their new products and/or manufacture them in a cost effective manner.

Desire to Accelerate Time-to-Market with Innovation

The leading medical device companies are focused on clinical education, research and development and sales and marketing in order to maximize the commercial potential for new products. For these new products, the medical device companies are attempting to reduce development time and compete more effectively. Outsourcing enables medical device companies to accelerate time-to-market and clinical adoption.

Reduced Product Development and Manufacturing Costs

We provide comprehensive services, including design and development, raw material sourcing, component manufacturing, final assembly, quality control and sterilization and warehousing and delivery, to our customers, often resulting in lower total product development costs.

Rationalization of Medical Device Companies’ Existing Manufacturing Facilities

Medical device companies are continually looking to reduce costs and improve efficiencies within their organizations. As medical device companies rationalize their manufacturing base as a way to realize cost savings, they are increasingly turning to outsourcing. Through outsourcing, medical device companies can reduce capital requirements and fixed overhead costs, as well as benefit from the economies of scale of the third-party manufacturer.

Increasing Focus on Clinical Education, Research and Development and Sales and Marketing

We believe medical device companies are increasingly focusing resources on clinical education, research and development and sales and marketing. Outsourcing enables medical device companies to focus greater resources on these areas while taking advantage of the manufacturing technologies, economies of scale and supply chain management expertise of third-party manufacturers.

Our Strengths

Our competitive strengths make us a preferred strategic partner for many of the leading medical device companies and position us for profitable growth. Our preferred provider status is evidenced through our long-term customer relationships, sourcing agreements and/or by official designations.

Market Leader

We believe that we are a leading provider of outsourced precision manufacturing services in our target markets. We continue to invest in information technology and quality systems that enable us to meet or exceed the increasingly rigorous standards of our customers and differentiate us from our competitors.

Strong Long-term Strategic Partnerships with Targeted Customers

We believe we are considered a preferred strategic provider of manufacturing services by many of our customers. Our highly focused sales teams are dedicated to serving the leading medical device manufacturers. With our large customers, we generate diversified revenue streams across separate divisions and multiple products. As a result, we are well-positioned to compete for a majority of our customers’ outsourcing needs and benefit as our customers seek to reduce their supplier base.

Breadth of Manufacturing and Engineering Capabilities

We provide a comprehensive range of manufacturing and engineering services, including: design, testing, prototyping, production and device assembly, as well as comprehensive global supply chain management capabilities. We have made significant investments in precision manufacturing equipment, proprietary manufacturing processes, information technology and quality systems. In addition, our internal research and development team has developed innovative automation techniques that create economies of scale that can reduce production costs and enable us to manufacture many products at lower costs than our customers and competitors.

Reputation for Quality

We believe that we have a reputation as a high quality manufacturer. Our manufacturing facilities follow a single uniform quality system and are ISO 13485 certified, a quality standard that is specific to medical devices and the most advanced level attainable. Due to the patient-critical and highly regulated nature of the products our customers provide, strong quality systems are an important factor in our customers’ selection of a strategic manufacturing partner. As a result, our systems and experience provide us with an advantage as large medical device companies partner with successful, proven manufacturers who have the systems necessary to deliver high quality products that meet or exceed their own quality standards.

Strategic Locations

We believe that the proximity of our design, prototyping and engineering centers to our major customers and the advantageous location of our manufacturing centers provide us with a competitive advantage. Our strategic locations allow us to facilitate speed to market, rapid prototyping, low cost assembly and overall customer familiarity. For example, our design, prototyping and engineering centers near Boston, Massachusetts and Minneapolis, Minnesota, and our manufacturing centers in Galway, Ireland, and near Minneapolis,

Minnesota are strategically located near our major customers. In addition, our Juarez, Mexico facility provides, and we expect our planned facility in Malaysia to provide, our customers with low-cost manufacturing and assembly capabilities.

Recurring Free Cash Flow

We believe that as large medical device companies look to partner with suppliers of significant scale and stability, we are favorably positioned by having steadily improved margins and generated considerable liquidity. It is our belief that these factors combined with modest capital expenditures and working capital requirements will continue to generate recurring free cash flow.

History of Driving Cost Savings

Since 2007, we have re-aligned and streamlined our sales, finance, quality, engineering and customer service organizations into centrally managed organizations to better serve our customers. Since that time, we have continued to focus on optimizing and consolidating our operations and re-positioning our service capabilities to more strategically meet our customers’ needs. In the process, we have improved capital and facility utilization and enhanced our cost structure. We are implementing “Lean Manufacturing and recently deployed a common enterprise resource management platform across our manufacturing facilities.

Experienced and Committed Management Team

We have a highly experienced management team with past experience in the healthcare and contract manufacturing industries.

Our Strategy

Our primary objective is to follow a focused and profitable growth strategy. We intend to strengthen our position as a leading provider of outsourced precision manufacturing and engineering services to our target markets through the following activities:

Grow Our Revenues

We are focused on increasing our share of revenues from the leading companies within our target markets and gaining new customers within these markets. We believe the strength of our customer relationships and our customer-focused sales teams, in combination with our comprehensive engineering and operating capabilities put us in a preferred position to capture an increasing percentage of new business with existing customers and gain new customers.

Increase Manufacturing Efficiencies

We are implementing “Lean Manufacturing” focused on improving overall process control and cycle time reduction while substantially increasing our labor, equipment and facility efficiencies. The program is aimed at reducing our overall manufacturing costs and improving our capital and facility utilization necessary to support our continued growth. The program consists of standardized training for all Accellent employees in both lean and six sigma fundamentals including standard tools to support the identification and elimination of waste and variation. We are also deploying customized training for specialized job functions to increase our population of Lean Sigma certified employees.

Leverage Design and Prototyping Capabilities and Presence

We intend to grow revenues from design and prototyping services by continuing to invest in selected strategic locations and equipment. We currently have design facilities near Minneapolis, Minnesota and Boston, Massachusetts. We believe being involved in the initial design and prototyping of medical devices positions us favorably to capture the ongoing manufacturing business of these devices as they move to volume production.

Provide an Integrated Supply Chain Solution

We are constantly adding strategic capabilities in order to provide a continuum of service for our customers throughout their product life cycles, thereby allowing them to reduce the number of vendors they deal with and focus their resources on speed to market. These capabilities range from concept validation and design and development, through manufacturing, warehousing and distribution. We are also evaluating other low cost capabilities and partnerships with customers. For example, our established presence in low-cost geographies such as Juarez, Mexico will continue to help us provide our customers with the most cost-effective solutions to meet their needs.

Selectively Pursue Complementary Acquisitions

Our first priority is to strengthen our core competencies and grow the business organically. However, given the fragmented nature of the medical device outsourcing industry and the opportunity this presents, we will selectively pursue complementary acquisitions which would allow us to expand our scope and scale to further enhance our offering to our customers.

Accellent Inc. was incorporated in the State of Maryland in 2000. Our principal executive offices are located at 100 Fordham Road, Wilmington, Massachusetts 01887 and our telephone number there is (978) 570–6900. Our website is located at www.accellent.com. The information on our website is not part of this prospectus and is not being incorporated by reference herein.

The Merger and the Refinancings

On November 22, 2005, we completed our merger with Accellent Acquisition Corp. (“AAC”), an entity controlled by affiliates of Kohlberg Kravis Roberts & Co. L.P. (“KKR”), pursuant to which Accellent Merger Sub Inc., a wholly-owned subsidiary of AAC, merged with and into Accellent Inc., with Accellent Inc. being the surviving entity (the “Merger”). The merger was valued at approximately $1.27 billion.

In connection with the Merger, entities affiliated with KKR and entities affiliated with Bain Capital (“Bain”) made an equity investment in Accellent Holdings Corp. of approximately $611 million, with approximately $30 million of additional equity rolled over by 58 members of management at the time of the Merger. In addition, in connection with the Merger, we:

•	entered into a senior secured credit facility, consisting of a $400 million senior secured term loan facility and a $75 million senior secured revolving credit facility;

•

issued $305 million aggregate principal amount of 10 1/2% senior subordinated notes due 2013 (the “2013 Senior Subordinated Notes”), resulting in net proceeds of approximately $301 million after an approximately $4 million original issue discount;

•	repaid approximately $409 million of the indebtedness of our subsidiary, Accellent Corp., including $175 million 10% senior subordinated notes due 2012 pursuant to a tender offer; and

•	paid approximately $73 million of transaction fees and expenses, including tender premiums.

The Merger and related financing transactions are referred to collectively in this prospectus as the “Acquisition.” KKR and Bain are referred to as our “Sponsors.”

The Senior Refinancing

In order to repay the senior secured credit facilities from the Acquisition, in January 2010 we entered into the following financing transactions (the “Senior Refinancing”):

•

the issuance by the Issuer of $400,000,000 aggregate principal amount of its 8 3/8% Senior Secured Notes due 2017 (the “Senior Secured Notes” or the “2017 Senior Secured Notes” and collectively with the 10% Senior Subordinated Notes due 2017, the “2017 Notes”);

•	entry into the new $75,000,000 senior secured asset-based revolving credit facility (the “ABL Revolver”); and

•	the repayment and termination of our then-existing senior secured credit facilities.

The Subordinated Refinancing

In order to refinance the 2013 Senior Subordinated Notes from the Acquisition, we entered into the following financing transactions (the “Subordinated Refinancing” and, together with the Senior Refinancing, the “Refinancings”):

•	in October 2010, the issuance by the Issuer of $315,000,000 aggregate principal amount of its 10% Senior Subordinated Notes due 2017 being exchanged hereby;

•

in October 2010, the use of a portion of the net proceeds from the sale of the notes being exchanged hereby to finance a tender offer for any and all of our 2013 Senior Subordinated Notes, pursuant to which we repurchased $230.8 million principal amount of 2013 Senior Subordinated Notes; and

•

in December 2010, the use of the remaining portion of the net proceeds from the sale of the notes being exchanged hereby, along with available cash, to redeem for cash the remaining $64.2 million principal amount of the 2013 Senior Subordinated Notes.

The Exchange Offer

On October 28, 2010, Accellent Inc. completed the private offering of $315,000,000 aggregate principal amount of our 10% Senior Subordinated Notes due 2017, which we refer in this prospectus as the “outstanding notes.” The term “exchange notes” refers to the 10% Senior Subordinated Notes due 2017 as registered under the Securities Act of 1933, as amended (the “Securities Act”). References to the “notes,” the “Senior Subordinated Notes” or the “2017 Senior Subordinated Notes” in this prospectus are references to both the outstanding notes and the exchange notes. This prospectus is part of a registration statement covering the exchange of the outstanding notes for the exchange notes.

Accellent Inc. and the guarantors entered into an exchange and registration rights agreement with the initial purchasers in the private offering in which Accellent Inc. and the guarantors agreed to deliver to you this prospectus as part of the exchange offer and agreed to use all commercially reasonable efforts to have the registration statement covering the exchange to be declared effective on or prior to the date 240 days after the closing of the private offering. You are entitled to exchange in the exchange offer your outstanding notes for exchange notes which are identical in all material respects to the outstanding notes except:

•	the exchange notes have been registered under the Securities Act;

•	the exchange notes are not entitled to certain registration rights which are applicable to the outstanding notes under the exchange and registration rights agreement; and

•	certain special interest rate provisions are no longer applicable.

The Exchange Offer	We are offering to exchange up to $315,000,000 aggregate principal amount of our 10% Senior Subordinated Notes due 2017, which have been registered under the Securities Act, for up to $315,000,000 aggregate principal amount of our existing 10% Senior Subordinated Notes due 2017. Outstanding notes may be exchanged only in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000.

Resale	Based on an interpretation by the staff of the Securities and Exchange Commission (the “SEC”) set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for the outstanding notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you are eligible to participate in the exchange offer because:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	you are acquiring the exchange notes in the ordinary course of your business; and

•	you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Any holder of outstanding notes who:

•	is our affiliate;

•	does not acquire exchange notes in the ordinary course of its business; or

•	tenders its outstanding notes in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes;

cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in Shearman & Sterling (available July 2, 1993), or similar no-action letters, cannot participate in the exchange offer and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

Expiration Date; Withdrawal of Tender	The exchange offer will expire at 11:59 p.m., New York City time, on June 13, 2011, unless extended by us. We do not currently intend to extend the expiration date. You may withdraw the tender of your outstanding notes at any time prior to the expiration of the exchange offer. We will return to you any of your outstanding notes that are not accepted for any reason for exchange, without expense to you, promptly after the expiration or termination of the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, which we may waive. See “The Exchange Offer—Conditions to the Exchange Offer” of this prospectus for more information.

Procedures for Tendering Outstanding Notes	If you wish to participate in the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of such letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must then mail or otherwise deliver the letter of transmittal, or a facsimile of such letter of transmittal, together with your outstanding notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal.

If you hold outstanding notes through The Depository Trust Company (“DTC”) and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC by which you will agree to be bound by the letter of transmittal. By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	you are acquiring the exchange notes in the ordinary course of your business; and

•

if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities, you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes.

Special Procedures for Beneficial Owners	If you are a beneficial owner of outstanding notes which are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender such outstanding notes in the exchange offer, you should contact such registered holder promptly and instruct such registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents, or you cannot comply with the procedures under DTC’s Automated Tender Offer Program for transfer of book-entry interests prior to the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer—Guaranteed Delivery Procedures.”

Effect on Holders of Outstanding Notes

As a result of the making of, and upon acceptance for exchange of all validly tendered outstanding notes pursuant to the terms of the exchange offer, we and the guarantors will have fulfilled a covenant contained in the exchange and registration rights agreement and, accordingly, there will be no increase in the interest rate on the outstanding notes under the circumstances described in the exchange and registration rights agreement. If you are a holder of outstanding notes and you do not tender your outstanding notes in the exchange offer, you will continue to hold such outstanding notes and you will be entitled to all the rights and limitations applicable to the outstanding notes as set forth in the indenture, except we and the guarantors will not have any further obligations to you to provide for the exchange and registration of untendered outstanding notes under the exchange and registration rights agreement. To the extent that outstanding notes are tendered and accepted in the exchange offer, the trading market for outstanding notes that are not so tendered and accepted could be adversely affected.

Consequences of Failure to Exchange	All untendered outstanding notes will continue to be subject to the restrictions on transfer provided for in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we and the guarantors do not currently anticipate that we will register the outstanding notes under the Securities Act.

Certain United States Federal Income Tax Consequences	The exchange of outstanding notes in the exchange offer will not constitute a taxable event for United States federal income tax purposes. See “Certain United States Federal Income Tax Consequences of the Exchange Offer.”

Accounting Treatment	We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will record the expenses of the exchange offer as incurred.

Regulatory Approvals	Other than compliance with the Securities Act and qualification of the indentures governing the notes under the Trust Indenture Act, there are no federal or state regulatory requirements that must be complied with or approvals that must be obtained in connection with the exchange offer.

Use of Proceeds	We will not receive any cash proceeds from the issuance of exchange notes pursuant to the exchange offer. See “Use of Proceeds.”

Exchange Agent	The Bank of New York Mellon is the exchange agent for the exchange offer. The address and telephone number of the exchange agent are set forth in the section captioned “The Exchange Offer—Exchange Agent” of this prospectus.

The Exchange Notes

Issuer	Accellent Inc.

Securities Offered	$315,000,000 million aggregate principal amount of 10% Senior Subordinated Notes due 2017.

Maturity	November 1, 2017.

Interest Payment Dates	May 1 and November 1, commencing on May 1, 2011. Interest began to accrue from October 28, 2010.

Guarantees	All payments on the notes, including principal and interest, will be jointly and severally guaranteed on a senior subordinated basis by all of the Issuer’s existing and subsequently acquired or organized direct or indirect U.S. restricted subsidiaries.

Ranking	The notes are our unsecured senior subordinated obligations and:

•	are subordinated in right of payment to our existing and future senior debt, including our ABL Revolver and Senior Secured Notes;

•	rank equally in right of payment to all of our senior subordinated debt;

•

are effectively subordinated in right of payment to all of our existing and future secured debt (including our ABL Revolver and Senior Secured Notes) to the extent of the value of the assets securing such debt, and are structurally subordinated to all obligations of each of our subsidiaries that is not a guarantor of the notes; and

•	rank senior in right of payment to all of our future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the senior subordinated notes.

Similarly, the senior subordinated note guarantees are unsecured senior subordinated obligations of the guarantors and:

•	are subordinated in right of payment to all of the applicable guarantor’s existing and future senior debt, including such guarantor’s guarantee under our ABL Revolver and Senior Secured Notes;

•	rank equally in right of payment to all of the applicable guarantor’s senior subordinated debt;

•

are effectively subordinated in right of payment to all of the applicable guarantor’s existing and future secured debt (including such guarantor’s guarantee under our ABL Revolver and Senior Secured Notes) to the extent of the value of the assets securing such debt, and are structurally subordinated to all obligations of any subsidiary of a guarantor if that subsidiary is not also a guarantor of the notes; and

•	rank senior in right of payment to all of the applicable guarantor’s future subordinated debt and other obligations that are, by their terms, expressly subordinated in right of payment to the notes.

As of December 31, 2010, the notes and the subsidiary guarantees ranked:

•	junior in right of payment to approximately $400.0 million of senior indebtedness; and

•	structurally subordinated to $7.7 million of other liabilities, including trade payables but excluding intercompany obligations, of our non-guarantor subsidiaries.

Optional Redemption	Prior to November 1, 2013, we may redeem the notes, in whole or in part, at a price equal to 100% of the principal amount thereof plus the make-whole premium described under “Description of the Exchange Notes—Optional Redemption.”

We may also redeem any of the notes at any time on or after November 1, 2013, in whole or in part, at the redemption prices described under “Description of the Exchange Notes—Optional Redemption,” plus accrued and unpaid interest, if any, to the date of redemption.

In addition, prior to November 1, 2013, we may redeem up to 35% of the aggregate principal amount of the notes issued under the indenture with the net proceeds of certain equity offerings, provided at least 65% of the aggregate principal amount of the notes remains outstanding immediately after such redemption. See “Description of the Exchange Notes—Optional Redemption.”

Change of Control; Asset Sales	Upon a change of control, we will be required to make an offer to purchase each holder’s notes at a price of 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. See “Description of the Exchange Notes—Repurchase at the Option of Holders—Change of Control.”

If we sell assets under certain circumstances, we will be required to make an offer to purchase the notes at their face amount, plus accrued and unpaid interest to the purchase date. See “Description of the Exchange Notes—Repurchase at the Option of Holders—Asset Sales.”

We may not be able to pay you the required price for notes you present to us at the time of a change of control or asset sale because:

•	we may not have enough funds at that time; or

•	terms of our senior debt may prevent us from making such payment.

Certain Covenants	The indenture governing the notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness or issue certain preferred shares;

•	create liens on certain assets to secure debt;

•	pay dividends or make other equity distributions;

•	purchase or redeem capital stock;

•	make certain investments;

•	sell assets;

•	agree to any restrictions on the ability of restricted subsidiaries to make payments to us;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and

•	engage in transactions with affiliates.

These limitations are subject to a number of important qualifications and exceptions. See “Description of the Exchange Notes—Certain Covenants.”

No Prior Market	The exchange notes will be new securities for which there is currently no market. Although the initial purchasers in the private offering of the outstanding notes have informed us that they intend to make a market in the outstanding notes and, if issued, in the exchange notes, they are not obligated to do so and they may discontinue market making activities at any time without notice. Accordingly, we cannot assure you that a liquid market for the outstanding notes or exchange notes will develop or be maintained.

Use of Proceeds	There will be no cash proceeds to us from the exchange offer.

Risk Factors	See “Risk Factors” for a description of some of the risks relating to the exchange offer.

RISK FACTORS

Investing in the notes involves risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus before you decide to tender outstanding notes in the exchange offer. The risks and uncertainties described below are not the only risks facing us. Additional risks and uncertainties that we do not currently know about or that we currently believe are immaterial may also adversely affect our business operations. If any of the following risk actually occurs, our business, financial condition or results of operations would likely suffer. In such a case, the trading price of the notes could fall, and you may lose all or part of your original investment.

Risks Related to the Exchange Offer

If you choose not to exchange your outstanding notes, the present transfer restrictions will remain in force and the market price of your outstanding notes could decline.

If you do not exchange your outstanding notes for exchange notes in the exchange offer, then you will continue to be subject to the transfer restrictions on the outstanding notes as set forth in the offering circular distributed in connection with the private offering of the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the exchange and registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. You should refer to “Summary—The Exchange Offer” and “The Exchange Offer” for information about how to tender your outstanding notes.

The tender of outstanding notes under the exchange offer will reduce the principal amount of the outstanding notes outstanding, which may have an adverse effect upon, and increase the volatility of, the market price of the outstanding notes due to reduction in liquidity.

Certain persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes.

Based on interpretations of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983), we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” certain holders of exchange notes will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer the exchange notes. If such a holder transfers any exchange notes without delivering a prospectus meeting the requirements of the Securities Act or without an applicable exemption from registration under the Securities Act, such a holder may incur liability under the Securities Act. We do not and will not assume, or indemnify such a holder against, this liability.

Risks Related to Our Business

Quality problems with our processes, products and services could harm our reputation for producing high quality products and erode our competitive advantage.

Quality is extremely important to us and our customers due to the serious and costly consequences of product failure. Many of our customers require us to adopt and comply with specific quality standards, and they periodically audit our performance. Our quality certifications are critical to the marketing success of our products and services. If we fail to meet these standards, our reputation could be damaged, we could lose customers and our sales could decline. Aside from specific customer standards, our success depends generally on our ability to manufacture to exact tolerances precision engineered components, subassemblies and finished devices using multiple materials. If our components fail to meet these standards or fail to adapt to evolving standards, our reputation as a manufacturer of high quality components could be harmed, our competitive advantage could be damaged, and we could lose customers and market share.

Our business could be materially adversely affected as a result of general economic and market conditions, including the current economic crisis.

We are subject to the effects of general global economic and market conditions. In addition, recent economic events in the banking sector and financial markets have resulted in a tightening in the credit markets, a low level of liquidity in many financial markets, and volatility in fixed income, credit and equity markets. If these conditions persist, spread or deteriorate further, our business, results of operations or financial condition could be materially adversely affected. Possible consequences on our business include reduced customer demand, insolvency of key suppliers resulting in product delays, inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies, increased risk that customers may delay payments, fail to pay or default on credit extended to them, and counterparty failures negatively impacting our treasury operations, could have a material adverse effect on our results of operations or financial condition.

If we experience decreasing prices for our products and services and we are unable to reduce our expenses, our results of operations will suffer.

We may experience decreasing prices for the products and services we offer due to:

•	pricing pressure experienced by our customers from managed care organizations and other third party payors;

•	increased market power of our customers as the medical device industry consolidates; and

•	increased competition among medical engineering and manufacturing services providers.

If the prices for our products and services decrease and we are unable to reduce our expenses, our results of operations may be materially adversely affected.

Because a significant portion of our net sales comes from a few large customers, any decrease in sales to these customers could harm our operating results.

The medical device industry is concentrated, with relatively few companies accounting for a large percentage of sales in the markets that we target. Accordingly, our net sales and profitability are highly dependent on our relationships with a limited number of large medical device companies. For the year ended December 31, 2010 our ten largest customers accounted for approximately 64% of our net sales. In particular, Johnson & Johnson and Medtronic each accounted for more than 10% of our net sales for the year ended December 31, 2010. We are likely to continue to experience a high degree of customer concentration, particularly if there is further consolidation within the medical device industry. We cannot assure you that net sales to customers that have accounted for significant net sales in the past, either individually or as a group, will reach or exceed historical levels in any future period. The loss or a significant reduction of business from any of our major customers would adversely affect our results of operations.

We may not be able to grow our business if the trend by medical device companies to outsource their manufacturing activities does not continue or if our customers decide to manufacture internally products that we currently provide.

Our design, manufacturing and assembly business has grown partly as a result of the increase over the past several years in medical device companies outsourcing these activities. We view the increasing use of outsourcing by medical device companies as an important component of our future growth strategy. While industry analysts expect the outsourcing trend to increase, our current and prospective customers continue to evaluate our capabilities against the merits of internal production. Protecting intellectual property rights and maximizing control over regulatory compliance are among factors that may influence medical device companies to keep production in-house. Any substantial slowing of growth rates or decreases in outsourcing by medical device companies could cause our sales to decline, and we may be limited in our ability, or unable to continue, to grow our business.

Our operating results may fluctuate, which may make it difficult to forecast our future performance.

Fluctuations in our operating results may cause uncertainty concerning our performance and prospects or may result in our failure to meet expectations. Our operating results have fluctuated in the past and are likely to fluctuate significantly in the future due to a variety of factors, which include, but are not limited to:

•	the fixed nature of a substantial percentage of our costs, which results in our operations being particularly sensitive to fluctuations in sales;

•

changes in the relative portion of our sales represented by our various products, which could result in reductions in our profits if the relative portion of our sales represented by lower margin products increases;

•	introduction and market acceptance of our customers’ new products and changes in demand for our customers’ existing products;

•	the accuracy of our customers’ forecasts for future production requirements;

•	timing of orders placed by our principal customers that account for a significant portion of our revenues;

•	future price concessions as a result of pressure to compete;

•	cancellations by customers which may result in recovery of only our costs;

•	the availability of raw materials, including nitinol, elgiloy, tantalum, stainless steel, columbium, zirconium, titanium, gold, silver and platinum;

•	increased costs of raw materials, supplies or skilled labor;

•	our effectiveness in managing our manufacturing processes; and

•	changes in the competitive and economic conditions generally, or in our customers’ markets.

Investors should not rely on results of operations in any past period as an indication of what our results will be for any future period.

Our industry is very competitive. We may face competition from, and we may be unable to compete successfully against, new entrants and established companies with greater resources.

The market for outsourced manufacturing and engineering services to the medical device industry is very competitive and includes thousands of companies. As more medical device companies seek to outsource more of the design, prototyping and manufacturing of their products, we will face increasing competitive pressures to grow our business in order to maintain our competitive position, and we may encounter competition from and lose customers to other companies with design, technological and manufacturing capabilities similar to ours. Some of our potential competitors may have greater name recognition, greater operating revenues, larger customer bases, longer customer relationships and greater financial, technical, personnel and marketing resources than we have. If we are unsuccessful competing with our competitors for our existing and prospective customers’ business, we could lose business and our financial results could suffer.

As we rationalize manufacturing capacity and shift production to more economical facilities, our customers may choose to reallocate their outsource requirements among our competitors or perform such functions internally.

As we rationalize manufacturing capability and shift production to more economical facilities, our customers may evaluate their outsourcing requirements and decide to use the services of our competitors or move design and production work back to their own internal facilities. For some customers, geographic proximity to the outsourced design or manufacturing facility may be an important consideration and changes we may make in manufacturing locations may lead them to no longer use our services for future work. If our customers reallocate work among outsourcing vendors or complete design or production in their own facilities, we would lose business, which could impair our growth and operating results. Further, unanticipated delays or difficulties in facility consolidation and rationalization of our current and future facilities could cause interruptions in our services which could damage our reputation and relationships with our customers and could result in a loss of customers and market share.

If we do not respond to changes in technology, our manufacturing, design and engineering processes may become obsolete and we may experience reduced sales and lose customers.

We use highly engineered, proprietary processes and highly sophisticated machining equipment to meet the critical specifications of our customers. Without the timely incorporation of new processes and enhancements, particularly relating to quality standards and cost-effective production, our manufacturing, design and engineering capabilities will likely become outdated, which could cause us to lose customers and result in reduced sales or profit margins. In addition, new or revised technologies could render our existing technology less competitive or obsolete or could reduce demand for our products and services. It is also possible that finished medical device products introduced by our customers may require fewer of our components or may require components that we lack the capabilities to manufacture or assemble. In addition, we may expend resources on developing new technologies that do not result in commercially viable processes for our business, which could adversely impact our margins and operating results.

Inability to obtain sufficient quantities of raw materials and production feedstock could cause delays in our production.

Our business depends on a continuous supply of raw materials and production feedstock. Raw materials and production feedstock needed for our business are susceptible to fluctuations in price and availability due to transportation costs, government regulations, price controls, changes in economic climates or other unforeseen circumstances. Failure to maintain our supply of raw materials and production feedstock could cause production delays resulting in a loss of customers and a decline in sales. Due to the supply and demand fundamentals of raw material and production feedstock used by us, we have occasionally experienced extended lead times on purchases and deliveries from our suppliers. Consequently, we have had to adjust our delivery schedule to customers. In addition, fluctuations in the cost of raw materials and production feedstock may increase our expenses and affect our operating results. The principal raw materials and production feedstock used in our business include platinum, stainless steel, titanium, copper, tantalum, cobalt chromium, niobium, nitinol, hydrogen, natural gas and electricity. In particular, tantalum and nitinol are in limited supply. For wire fabrication, we purchase most of our stainless steel wire from an independent, third party supplier. Any supply disruptions from this supplier could interrupt production and harm our business.

Our international operations are subject to a variety of risks that could adversely affect those operations and thus our profitability and operating results.

We have international manufacturing operations in Europe and Mexico and are in the process of building a plant in Asia. We also receive a portion of our net sales from international customers. During the year ended December 31, 2010, approximately 17% of our net sales were to foreign customers, of which 11% was generated by exports from our facilities in the United States and the remaining 6% was generated from our international facilities. Although we take measures to minimize risks inherent to our international operations, the following risks may have a negative effect on our profitability and operating results, impair the performance of our foreign operations or otherwise disrupt our business:

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fluctuations in the value of currencies could cause exchange rates to change which would impact our profitability; changes in labor conditions and difficulties in staffing and managing foreign operations, including labor unions, could lead to delays or disruptions in production or transportation of materials or our finished products;

•

greater difficulty in collecting accounts receivable due to longer payment cycles, which can be more common in our international operations, could adversely impact our operating results over a particular fiscal period; and

•

changes in foreign regulations, export duties, taxation and limitations on imports or exports could increase our operational costs, impose fines or restrictions on our ability to carry on our business or expand our international operations.

We may expand into new geographic or product markets or new products and our expansion may not be successful.

We may expand into new geographic or product markets through the development of new product applications based on our existing specialized manufacturing, design and engineering capabilities and services. For example we are currently in the process of establishing a manufacturing facility in Malaysia and have commenced selling activities. These efforts could require us to make substantial investments, including significant research, development, engineering and capital expenditures for new, expanded or improved manufacturing facilities which would divert resources from other aspects of our business. Expansion into new markets may be costly without resulting in any benefit to us. Specific risks in connection with expanding into new markets include the inability to transfer our quality standards into new products, the failure of customers in new markets to accept our products, price competition in new markets and unfavorable political, legal and economic environment of the new markets. If our attempts to expand into new markets are unsuccessful, our financial condition could be adversely affected and our business harmed.

We conduct significant operations at our facility in Juarez, Mexico, which could be materially adversely affected as a result of the increased levels of drug-related violence in that city.

Over the past several years fighting amongst rival drug cartels has led to high levels of violent crime in Juarez, Mexico and elsewhere along the U.S.-Mexico border despite increased law-enforcement efforts by the Mexican and U.S. governments. This situation presents several risks to our operations, including, among others, that our employees may be directly affected by the violence, that our employees may elect to relocate out of the Juarez region in order to avoid the risk of violent crime to themselves or their families, and that our customers may become increasingly reluctant to visit our Juarez facility, which could delay product certifications, new business opportunities and other important aspects of our business. If any of these risks materializes, our business may be materially adversely affected.

We are subject to a variety of environmental, health and safety laws that could be costly for us to comply with, and we could incur liability if we fail to comply with such laws or if we are responsible for releases of contaminants to the environment.

Federal, state and local laws impose various environmental, health and safety requirements on our operations, including with respect to the management, handling, generation, emission, release, discharge, manufacturing, transportation, storage, use and disposal of hazardous substances and other materials used or generated in the manufacturing of our products. If we fail to comply with any present or future environmental, health and safety laws, we could be subject to fines, corrective action, other liabilities or the suspension of production. We could also be subject to claims under such laws, including common law, alleging the release of hazardous substances into the environment. We have in the past paid civil penalties for violations of such laws and certain of our permitted air emissions have been in the past (and, although we believe our efforts to lower certain emissions have alleviated this concern, may be in the future) the subject of regulatory scrutiny and community complaints. To date, such matters have not had a material adverse impact on our business or financial condition. However, we cannot assure you that such matters will not have a material impact on us in the future.

In addition, conditions relating to our operations may require expenditures for clean-up of releases of hazardous substances into the environment. For example, we were required and continue to perform remediation as a result of leaks from underground storage tanks at our Collegeville, Pennsylvania facility. In addition, we may have future liability with respect to contamination at our current or former properties or with respect to third party disposal sites. Although we do not anticipate that currently pending matters will have a material adverse effect on our results of operations and financial condition, we cannot assure you that these matters or others that arise in the future will not have such an effect. Changes in environmental, health and safety laws may result in costly compliance requirements or otherwise subject us to future liabilities. For example, in anticipation of proposed changes to air emission regulations (and in response to past regulatory and community scrutiny), we incorporated new air emission control technologies at one of our manufacturing sites which emits a regulated substance. We cannot assure you, however, that such control technologies will be sufficient to meet the requirements of any future regulations at current production levels.

In that regard, the United States Environmental Protection Agency (“EPA”) has agreed to consider making our industry subject to air emissions standards from which we are exempt. In the event that we become subject to such regulations, we may face additional compliance costs or curtail production at this site, which could have material adverse effect on our results of operations and financial condition. In addition, to the extent changes in environmental, health and safety laws affect our customers and require changes to their devices, our customers could have a reduced need for our products and services, and, as a result, our sales could decline.

Our inability to protect our intellectual property could result in a loss of our competitive advantage, and infringement claims by third parties could be costly and distracting to management.

We rely on a combination of patent, copyright, trade secret and trademark laws, confidentiality procedures and contractual provisions to protect our intellectual property. The steps we have taken or will take to protect our proprietary rights may not adequately deter unauthorized disclosure or misappropriation of our intellectual property, technical knowledge, practice or procedures. We may be required to spend significant resources to monitor our intellectual property rights, we may be unable to detect infringement of these rights and we may lose our competitive advantage associated with our intellectual property rights before we do so. If it becomes necessary for us to resort to litigation to protect our intellectual property rights, any proceedings could be burdensome and costly and we may not prevail. Although we do not believe that any of our products, services or processes infringe the intellectual property rights of third parties, historically, patent applications in the United States and some foreign countries have not been publicly disclosed until the patent is issued (or as of recently, until publication, which occurs eighteen months after filing), and we may not be aware of currently filed patent applications that relate to our products or processes. If patents later issue on these applications, we may in the future be notified that we are infringing patent or other intellectual property rights of third parties and we may be liable for infringement at that time. In the event of infringement of patent or other intellectual property rights, we may not be able to obtain licenses on commercially reasonable terms, if at all, and we may end up in litigation. The failure to obtain necessary licenses or other rights or the occurrence of litigation arising out of infringement claims could disrupt our business and impair our ability to meet our customers’ needs which, in turn, could have a negative effect on our financial condition and results of operations. Infringement claims, even if not substantiated, could result in significant legal and other costs and may be a distraction to management. We also may be subject to significant damages or injunctions against development and sale of our products.

In addition, any infringement claims, significant charges or injunctions against our customers’ products that incorporate our components may result in our customers not needing or having a reduced need for our capabilities and services.

Our earnings and financial condition could suffer if we or our customers become subject to product liability claims or recalls. We may also be required to spend significant time and money responding to investigations or requests for information related to end-products of our customers.

The manufacture and sale of products that incorporate components manufactured or assembled by us exposes us to potential product liability claims and product recalls, including those that may arise from misuse or malfunction of, or design flaws in, our components or use of our components with components or systems not manufactured or sold by us. Product liability claims or product recalls with respect to our components or the end-products of our customers into which our components are incorporated, whether or not such problems relate to the products and services we have provided and regardless of their ultimate outcome, could require us to pay significant damages or to spend significant time and money in litigation or responding to investigations or requests for information. We may also lose revenue from the sale of components if the commercialization of a product that incorporates our components or subassemblies is limited or ceases as a result of such claims or recalls. Certain finished medical devices into which our components were incorporated have been subject to product recalls. Expenditures on litigation or damages, to the extent not covered by insurance, and declines in revenue could impair our earnings and our financial condition. Also, if, as a result of claims or recalls our reputation is harmed, we could lose customers, which would also negatively affect our business.

We cannot assure you that we will be able to maintain our existing insurance coverage or to do so at reasonable cost and on reasonable terms. In addition, if our insurance coverage is not sufficient to cover any costs we may incur or damages we may be required to pay if we are subject to product liability claims or product recalls, we will have to use other resources to satisfy our obligations.

We and our customers are subject to various regulations, as well as political, economic and regulatory changes in the healthcare industry or otherwise, that could force us to modify how we develop and price our components, manufacturing capabilities and services and could harm our business.

The healthcare industry is highly regulated and is influenced by changing political, economic and regulatory factors. Regulations affecting the healthcare industry in general, and the medical device industry in particular, are complex, change frequently and have tended to become more stringent over time. Specifically, the FDA and state and foreign governmental agencies regulate many of our customers’ products and approval/clearance is required for those products prior to commercialization in the U.S. and certain foreign jurisdictions. Some of our facilities are subject to inspection by the FDA and other regulatory agencies for compliance with regulations or regulatory requirements. Our failure to comply with these regulations or regulatory requirements may result in civil and criminal enforcement actions or fines and, in some cases, the prevention or delay of our customers’ ability to gain or maintain approval to market their products. Any failure by us to comply with applicable regulations could also result in the cessation of portions or all of our operations and restrictions on our ability to continue or expand our operations.

The Affordable Healthcare for America Act includes provisions that may adversely affect our business and results of operations, including an excise tax on the sales of most medical devices.

On March 21, 2010, the House of Representatives passed the Affordable Health Care for America Act, which President Obama signed into law on March 23, 2010. This legislation may adversely affect our business and results of operations, possibly materially. Specifically, one of the new law’s components is a 2.3% excise tax on sales of most medical devices, starting in 2013. This tax may put increased cost pressure on medical device companies, including our customers, and may lead our customers to reduce their orders for products we produce or to request that we reduce the prices we charge for products we produce in order to offset the tax.

Consolidation in the healthcare industry could have an adverse effect on our revenues and results of operations.

Many healthcare industry companies, including medical device companies, are consolidating to create new companies with greater market power. As the healthcare industry consolidates, competition to provide products and services to industry participants will become more intense. These industry participants may try to use their market power to negotiate price concessions or reductions for medical devices that incorporate components produced by us. If we are forced to reduce our prices because of consolidation in the healthcare industry, our revenues would decrease and our business, financial condition and results of operations would suffer.

Our business is indirectly subject to healthcare industry cost containment measures that could result in reduced sales of medical devices containing our components.

Our customers and the healthcare providers to whom our customers supply medical devices rely on third party payors, including government programs and private health insurance plans, to reimburse some or all of the cost of the procedures in which medical devices that incorporate components manufactured or assembled by us are used. The continuing efforts of government, insurance companies and other payors of healthcare costs to contain or reduce those costs could lead to patients being unable to obtain approval for payment from these third party payors. If that were to occur, sales of finished medical devices that include our components may decline significantly, and our customers may reduce or eliminate purchases of our components. The cost containment measures that healthcare providers are instituting, both in the United States and internationally, could harm our ability to operate profitably. For example, managed care organizations have successfully negotiated volume discounts for pharmaceuticals. While this type of discount pricing does not currently exist for medical devices, if managed care or other organizations were able to affect discount pricing for devices, it may result in lower prices to our customers from their customers and, in turn, reduce the amounts we can charge our customers for our design and manufacturing services.

Unanticipated disruptions of our manufacturing operations could adversely affect our ability to manufacture or distribute products and subject us to claims for damages.

Our business could be adversely affected if a significant portion of our, or our suppliers’, facilities, plants, equipment or operations were damaged or interrupted by casualty events, natural disasters, industrial accidents, interruption or loss of power, condemnations, cancellation or non-renewals of leases for our facilities, fire or explosions, acts of terrorism, pandemic, political upheavals, work stoppages or other labor difficulties or other events beyond our control. Such an event or combination of events could impair our ability to manufacture or distribute products and have a material adverse affect on our business, results of operations and financial condition.

Furthermore, our business involves complex manufacturing processes and hazardous materials that can be dangerous to our employees. We employ safety procedures in the design and operation of our facilities and may be required to incur additional expenditures for the development of additional safety procedures in the future. There is a risk that an accident or death could occur at our facilities despite such procedures. Any accident could result in significant manufacturing delays, disruption of operations, claims for damages resulting from injuries or additional expenditures on safety procedures, which could result in decreased sales and increased expenses. To date, we have not incurred any such significant delays, disruptions or claims. The potential liability resulting from any accident or death, to the extent not covered by insurance, would require us to use other resources to satisfy our obligations and could cause our business to suffer.

A substantial amount of our assets represents goodwill, and our earnings will be reduced if our goodwill becomes impaired.

As of December 31, 2010, our goodwill represented approximately $629.9 million, or 57.4% of our total assets. Goodwill is generated in acquisitions where the cost of an acquisition exceeds the fair value of the net tangible and identifiable intangible assets we acquire. Goodwill is subject to an impairment analysis at least annually based on a comparison of the fair value of the reporting unit to its carrying value. If an impairment is indicated from this first step, the implied fair value of the goodwill must be determined. Goodwill impairment charges in prior years amount to $217.3 million at December 31, 2010. We could be required to recognize additional non-cash reductions in our earnings in the future resulting from the impairment of goodwill, which if significantly impaired, could materially and adversely affect our results of operations. See note 3 to the consolidated financial statements included elsewhere in this prospectus.

Our inability to access additional capital could have a negative impact on our growth strategy.

Our growth strategy will require additional capital for, among other purposes, completing any acquisitions we enter into, managing any acquired companies, acquiring new equipment and maintaining the condition of existing equipment. If cash generated internally is insufficient to fund capital requirements, or if funds are not available under our ABL Revolver, we will require additional debt or equity financing. Adequate financing may not be available or, if available, may not be available on terms satisfactory to us. If we fail to obtain sufficient additional capital in the future, we could be forced to curtail our growth strategy by reducing or delaying capital expenditures and acquisitions, selling assets or restructuring or refinancing our indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Some of our operations are highly cyclical.

We have established customer relationships with companies outside of the medical device market. These customers incorporate our products and services into their products such as high density discharge lamps, fiber optics, motion sensors and power generators. For the year ended December 31, 2010 these industrial operations accounted for approximately 5% of our net sales. Historically, net sales from these operations have been highly cyclical. Additionally, a significant portion of our orthopaedic sales are for instruments used in implant procedures. Our sales from orthopaedic instrumentation related products are directly related to the timing of product launches by our customers. Delays in product releases by our orthopaedic customers can result in increased volatility in our net sales. We cannot predict when volume volatility will occur and how severely it will impact our results of operations.

We face risks associated with the continued implementation, use and enhancement of our Enterprise Resource Planning System.

We have implemented a third party enterprise resource planning system, or ERP System, across many of our facilities, which enables the sharing of customer and supplier operations and engineering data across our company. We continue to implement this ERP System in our facilities to improve the capabilities of the ERP System. The implementation and improvement of the ERP System may divert the attention of our information technology professionals and certain members of management from the management of daily operations to the integration of the ERP System. Further, we may experience interruptions in service due to failures of the ERP System. Continuing and uninterrupted performance of our ERP System is critical to the success of our business strategy. Any damage or failure that interrupts or delays operations may dissatisfy customers and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We license the ERP software from a third party. If these licenses are discontinued, or become invalid or unenforceable, there can be no assurance that we will be able to develop substitutes for this software independently or to obtain alternative sources at acceptable prices or in a timely manner. Any delays in obtaining or developing substitutes for licensed software could have a material adverse effect on our operations.

The loss of the services of members of our senior management could adversely affect our business.

Our success depends upon having a strong senior management team. The loss of services of one or more members of our senior management team could have a material adverse effect on our business, financial condition and results of operations. We do not currently maintain key-man life insurance for any of our employees.

Our business could be materially adversely affected as a result of war or acts of terrorism.

Terrorist acts or acts of war may cause damage or disruption to our employees, facilities, customers, partners, suppliers, distributors and resellers, which could have a material adverse effect on our business, results of operations or financial condition. Such conflicts may also cause damage or disruption to transportation and communication systems and to our ability to manage logistics in such an environment, including receipt of components and distribution of products.

Our business may suffer if we are unable to recruit and retain the experienced engineers and management personnel that we need to compete in the medical device industry.

Our future success depends upon our ability to attract, develop and retain highly skilled engineers and management personnel. We may not be successful in attracting new engineers or management personnel or in retaining or motivating our existing personnel, which may lead to increased recruiting, relocation and compensation costs for such personnel. These increased costs may reduce our profit margins. Some of our manufacturing processes are highly technical in nature. Our ability to maintain or expand existing business with our customers and provide additional services to our existing customers depends on our ability to hire and retain engineers with the skills necessary to keep pace with continuing changes in the medical device industry. We compete with other companies in the medical device industry to recruit engineers.

We depend on outside suppliers and subcontractors, and our production and reputation could be harmed if they are unable to meet our quality and volume requirements and alternative sources are not available.

Although our current internal capabilities are comprehensive, they do not include all elements that are required to satisfy all of our customers’ requirements. As we position ourselves to provide our customers with a single source solution, we may rely increasingly on third party suppliers, subcontractors and other outside sources for components or services. Manufacturing problems may occur with these third parties. A supplier may fail to develop and supply products and components to us on a timely basis, or may supply us with products and components that do not meet our quality, quantity or cost requirements. If any of these problems occur, we may be unable to obtain substitute sources of these products and components on a timely basis or on terms acceptable to us, which could harm our ability to manufacture our own products and components profitably or on time. In addition, if the processes that our suppliers use to manufacture products and components are proprietary, we may be unable to obtain comparable components from alternative suppliers.

We may selectively pursue acquisitions in the future, but, because of the uncertainty involved, we may not be able to identify suitable acquisition candidates and may not successfully integrate acquired businesses into our business and operations.

We may selectively pursue complementary acquisitions. However, we may not be able to identify potential acquisition candidates that could complement our business or may not be able to negotiate acceptable terms for acquisition candidates we identify. As a result, we may not be able to realize this element of our growth strategy. In addition, even if we are successful in acquiring any companies, we may experience material negative consequences to our business, financial condition or results of operations if we cannot successfully integrate the operations of acquired businesses with ours. The integration of companies that have previously been operated separately involves a number of risks, including, but not limited to:

•	demands on management related to the significant increase in the size of the business for which they are responsible;

•	diversion of management’s attention from the management of daily operations to the integration of operations;

•	management of employee relations across facilities;

•	difficulties in the assimilation of different corporate cultures and practices, as well as in the assimilation and retention of broad and geographically dispersed personnel and operations;

•

difficulties and unanticipated expenses related to the integration of departments, systems (including accounting systems), technologies, books and records, procedures and controls (including internal accounting controls, procedures and policies), as well as in maintaining uniform standards, including environmental management systems;

•	expenses related to any undisclosed or potential liabilities; and

•	ability to maintain strong relationships with our and our acquired companies’ customers after the acquisitions.

Successful integration of acquired operations depends on our ability to effectively manage the combined operations, realize opportunities for revenue growth presented by broader product offerings and expanded geographic coverage and eliminate redundant and excess costs. If our integration efforts are not successful, we may not be able to maintain the levels of revenues, earnings or operating efficiency that we and the acquired companies achieved or might achieve separately.

Our Sponsors control our decisions and may have interests that conflict with ours.

Our Sponsors approve significant business decisions and certain policies. Circumstances may occur in which the interests of the Sponsors could be in conflict with our interests. For example, the Sponsors and certain of their affiliates are in the business of making investments in companies and may from time to time in the future acquire interests in businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Further, if the Sponsors pursue such acquisitions or make further investments in our industry, those acquisition and investment opportunities may not be available to us. So long as the Sponsors continue to indirectly own a significant amount of our equity, even if such amount is less than 50%, they will continue to be able to influence our decisions.

Subsequent to December 31, 2010 our internal controls over financial reporting may not be effective and we may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

Section 404 of the Sarbanes Oxley Act of 2002 and rules and regulations of the SEC thereunder require that companies who are required to file reports under section 13(a) or 15(d) of the Securities Exchange Act 1934 evaluate their internal controls over financial reporting in order to allow management to report on, and their independent registered public accounting firm to attest to, their internal controls over financial reporting. On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”) was signed into law. Dodd-Frank provides a permanent exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002 for those entities that are neither large accelerated filers nor accelerated filers. As a result, the requirement for us to have our independent registered public accounting firm attest to, and report on, our internal controls over financial reporting does not currently apply. Management has conducted an evaluation of the effectiveness of our internal controls over financial reporting as of December 31, 2010 based on the framework and criteria established in Internal Control—Integration Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, we have concluded that our internal controls over financial reporting were effective as of December 31, 2010. If we are not able to certify as to the effectiveness of our internal controls over financial reporting, we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs to improve our internal control system and to hire additional personnel. Any such action could negatively affect our results of operations.

Risks Related to the Notes

The following risks apply to the outstanding notes and will apply equally to the exchange notes.

We have a substantial amount of indebtedness which may adversely affect our cash flow and our ability to operate our business and to fulfill our obligations under the notes and our other indebtedness.

In January 2010, we completed the Senior Refinancing, which consisted of the issuance by us of the Senior Secured Notes, entry into the ABL Revolver, and the repayment and termination of our existing senior secured credit facilities. In December 2010, we completed the Subordinated Refinancing, which consisted of the issuance by us of the outstanding notes, the tender offer for the 2013 Senior Subordinated Notes and the redemption for cash of the remaining 2013 Senior Subordinated Notes following the tender offer. As of December 31, 2010, our total indebtedness was approximately $715.0 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” elsewhere in this prospectus.

Our substantial indebtedness could have important consequences, including the following:

•

our high level of indebtedness could make it more difficult for us to satisfy our obligations with respect to the notes and our other indebtedness, including any repurchase obligations that may arise thereunder;

•	the restrictions imposed on the operation of our business may hinder our ability to take advantage of strategic opportunities to grow our business;

•

our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, restructuring, acquisitions or general corporate purposes may be impaired, which could be exacerbated by further volatility in the credit markets;

•

we must use a substantial portion of our cash flow from operations to pay interest on the notes, our Senior Secured Notes and, to the extent incurred, the ABL Revolver and any other indebtedness, which will reduce the funds available to us for operations and other purposes;

•	our high level of indebtedness could place us at a competitive disadvantage compared to our competitors that may have proportionately less debt;

•	our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited;

•	our high level of indebtedness makes us more vulnerable to economic downturns and adverse developments in our business;

•	we may be vulnerable to interest rate increases, as certain of our borrowings, including those under our ABL Revolver, are at variable rates; and

•

if we fail to satisfy our obligations under the notes or our other indebtedness or fail to comply with the financial and other restrictive covenants contained in the indentures, our ABL Revolver or our other indebtedness, it could result in an event of default, which event of default could result in all of our indebtedness becoming immediately due and payable and could permit the holders of our Senior Secured Notes, our ABL Revolver lenders and any of our other secured lenders to foreclose on our assets securing such indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future, subject to the restrictions contained in our ABL Revolver and the indentures governing our Senior Secured Notes and the notes. If new indebtedness is added to our current debt levels, the related risks that we now face could increase.

The terms of our debt covenants could limit our flexibility in operating our business and our ability to raise additional funds.

The agreements that govern the terms of our debt, including the indentures that govern the notes and our Senior Secured Notes and the credit agreement that governs our ABL Revolver, contain or will contain, and the agreements that govern our future indebtedness may contain covenants that restrict our ability and the ability of our subsidiaries to:

•	incur and guarantee indebtedness or issue preferred stock;

•	repay subordinated indebtedness prior to its stated maturity;

•	pay dividends or make other distributions on or redeem or repurchase our stock;

•	make certain investments or acquisitions;

•	create liens;

•	sell certain assets or merge with or into other companies;

•	enter into certain transactions with stockholders and affiliates;

•	make capital expenditures; and

•	restrict dividends, distributions or other payments from our subsidiaries.

You should read the discussions under the headings “Description of Other Indebtedness” and “Description of the Exchange Notes—Certain Covenants” for further information about these covenants.

In addition, under the ABL Revolver, if our borrowing availability falls below 15% of the lesser of (i) the commitment amount and (ii) the borrowing base for 5 consecutive business days, we will be required to satisfy and maintain a fixed charge coverage ratio not less than 1.1 to 1 until the first day thereafter on which excess availability has been greater than 15% of the lesser of (i) the commitment amount and (ii) the borrowing base for 30 consecutive days. Our ability to meet the required fixed charge coverage ratio can be affected by events beyond our control, and we may not be able to meet this ratio. A breach of any of these covenants could result in a default under the ABL Revolver.

Moreover, the ABL Revolver provides the ABL collateral agent considerable discretion to impose reserves or availability blocks, which could materially impair the amount of borrowings that would otherwise be available to us. There can be no assurance that the ABL collateral agent under the ABL Revolver will not impose such actions during the term of the ABL Revolver and further, were it to do so, the resulting impact of this action could materially and adversely impair our ability to make interest payments on the notes.

A breach of the covenants or restrictions under the indentures that govern the notes or our Senior Secured Notes or the credit agreement that governs the ABL Revolver could result in a default under the applicable indebtedness. Such default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under our ABL Revolver would permit the lenders under our ABL Revolver to terminate all commitments to extend further credit under that facility. Furthermore, if we were unable to repay the amounts due and payable under our ABL Revolver or the Senior Secured Notes, those lenders could proceed against the collateral granted to them to secure that indebtedness. In the event our lenders or noteholders accelerate the repayment of our borrowings, we cannot assure that we and our subsidiaries would have sufficient assets to repay such indebtedness. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our plans.

We must refinance existing indebtedness prior to the maturity of the notes. Failure to do so could have a material adverse effect upon us.

The maturity of our Senior Secured Notes is February 1, 2017, which is before the maturity of the notes, and all outstanding loans under the ABL Revolver will be due and payable on January 29, 2015, which is also before the maturity of the notes. While we expect to refinance this indebtedness, we may not be able to refinance this indebtedness, or refinancing may not be available on commercially reasonable terms. The financial terms or covenants of any new credit facility and/or other indebtedness may not be the same or as favorable as those under our ABL Revolver and our Senior Secured Notes.

Our ability to complete a refinancing of our ABL Revolver and our Senior Secured Notes prior to their respective maturities is subject to a number of conditions beyond our control. For example, if a disruption in the financial markets were to occur at the time that we intended to refinance this indebtedness, we might be restricted in our ability to access the financial markets. If we are unable to refinance this indebtedness, our alternatives would consist of negotiating an extension of our ABL Revolver with the lenders and seeking or raising new capital to repay our Senior Secured Notes and the ABL Revolver. If we were unsuccessful, the lenders under our ABL Revolver and the holders of our Senior Secured Notes could demand repayment of the indebtedness owed to them on the relevant maturity date. As a result, our ability to pay the principal of and interest on the notes would be adversely affected. In addition, we cannot assure you that we and our subsidiaries would have sufficient assets to repay indebtedness under our ABL Revolver and Senior Secured Notes on the relevant maturity date. Our failure to repay such indebtedness on the relevant maturity date could permit the lenders under our ABL Revolver and the holders of our Senior Secured Notes to institute foreclosure proceedings against our assets securing such indebtedness and could constitute an event of default under our other indebtedness and permit the holders of such other indebtedness to accelerate payment of amounts due under such indebtedness and, if secured, to foreclose on our assets securing such indebtedness.

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on the notes and our other indebtedness.

During the year ended December 31, 2010 cash flows from operating, investing and financing activities provided a net increase in cash and cash equivalents of approximately $7.2 million. During 2009, cash flows from operating, investing and financing activities provided a net increase in cash and cash equivalents of approximately $19.2 million. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital investments and expenditures, sell assets, seek additional capital or seek to restructure or refinance our indebtedness, including the notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. The credit agreement that governs our ABL Revolver and the indentures governing the notes and our Senior Secured Notes restrict our ability to use the proceeds from asset sales. We may not be able to consummate those asset sales to raise capital or sell assets at prices that we believe are fair and proceeds that we do receive may not be adequate to meet any debt service obligations then due. See “Description of Other Indebtedness” and “Description of the Exchange Notes.”

Your right to receive payments on the notes and the guarantees will be junior to the rights of the lenders under our ABL Revolver, our Senior Secured Notes and any of our and the guarantors’ future senior indebtedness.

The notes and the guarantees will rank junior in right of payment to all of our and the guarantors’ existing and future senior indebtedness. As of December 31, 2010, we had $400.0 million of senior indebtedness. In addition, as of December 31, 2010, we had approximately $28.1 million of undrawn availability under the ABL Revolver, after taking into account outstanding letters of credit and our borrowing base limitations. Our debt agreements permit us to incur substantial additional indebtedness, including senior indebtedness, in the future.

We and the guarantors may not pay principal, premium, if any, interest or other amounts on account of the notes or the guarantees in the event of a payment default or certain other defaults in respect of certain of our senior indebtedness, including debt under our ABL Revolver and our Senior Secured Notes, unless the senior indebtedness has been paid in full or the default has been cured or waived. In addition, in the event of certain other defaults with respect to the senior indebtedness, we or the guarantors may not be permitted to pay any amount on account of the notes or the guarantees for a designated period of time. See “Description of the Exchange Notes—Subordination of the Senior Subordinated Notes.”

Because of the subordination provisions in the notes and the guarantees, in the event of our bankruptcy, liquidation or dissolution, our or the guarantors’ assets will not be available to pay obligations under the notes or the applicable guarantee until we or the guarantors have made all payments in cash on our and their senior indebtedness. We cannot assure you that sufficient assets will remain after all these payments have been made to make any payments on the notes, including payments of principal or interest when due.

Your right to receive payments on the notes is effectively junior to those lenders who have a security interest in our assets.

Our obligations under the notes and our guarantors’ obligations under their guarantees of the notes are contractually subordinated and unsecured, but our obligations under our ABL Revolver and our Senior Secured Notes are secured by substantially all of our assets and substantially all of the assets of our current and future domestic subsidiaries, including all of our capital stock and the capital stock of each of our existing and future direct and indirect subsidiaries, except that with respect to foreign subsidiaries such lien and pledge is limited to 65% of the voting stock of each such foreign subsidiary.

As of December 31, 2010, we had $400.0 million of senior secured indebtedness, which represented our Senior Secured Notes. In addition, as of December 31, 2010, we had approximately $28.1 million of undrawn availability under the ABL Revolver, after taking into account outstanding letters of credit and our borrowing base limitations. Our debt agreements permit us and our restricted subsidiaries to incur substantial additional indebtedness in the future, including senior secured indebtedness. See “Description of Other Indebtedness.”

Because the notes and the guarantees will be unsecured obligations, your right of repayment may be compromised if any of the following situations occur:

•	we enter into bankruptcy, liquidation, reorganization, or other winding-up proceedings;

•	there is a default in the payment under the ABL Revolver, the Senior Secured Notes or other secured indebtedness; or

•	there is an acceleration of any indebtedness under the ABL Revolver, the Senior Secured Notes or other secured indebtedness.

If any of these events occurs, the secured lenders could sell those of our assets in which they have been granted a security interest, to your exclusion, even if an event of default exists under the indenture at such time. As a result, upon the occurrence of any of these events, there may not be sufficient funds to pay amounts due on the notes and the guarantees.

The amount of borrowings permitted under the ABL Revolver may fluctuate significantly, and the maturity of the ABL Revolver may be accelerated under certain circumstances, which may adversely affect our liquidity, financial position and results of operations.

The amount of borrowings permitted at any time under the ABL Revolver is limited to a periodic borrowing base valuation of our inventory and accounts receivable. As a result, our access to credit under the ABL Revolver is potentially subject to significant fluctuations depending on the value of the borrowing base eligible assets as of any measurement date, as well as certain discretionary rights of the agent in respect of the calculation of such borrowing base value. The inability to borrow under or the early termination of the ABL Revolver may adversely affect our liquidity, financial position and results of operations. Our borrowing capacity under the ABL Revolver as of December 31, 2010 was approximately $28.1 million, after giving effect to outstanding letters of credit and our borrowing base limitations. Because the borrowing capacity under the ABL Revolver depends, in part, on inventory, accounts receivable and other assets that fluctuate from time to time, such amount may not reflect actual borrowing capacity.

Repayment of our debt, including the notes, is dependent on cash flow generated by our subsidiaries.

We are a holding company, and all of our tangible assets are owned by our subsidiaries. Repayment of our indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they are guarantors of the notes, our Senior Secured Notes or our other debt, our subsidiaries do not have any obligation to pay amounts due on such debt, or to make funds available for that purpose. Our subsidiaries may not be able to, or be permitted to, make distributions to enable us to make payments in respect of our indebtedness. Each of our subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the terms of the credit agreement governing our ABL Revolver and the indentures governing the notes and our Senior Secured Notes limit the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to important qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on the notes and our other indebtedness.

Despite our current leverage, we may still be able to incur substantially more debt. This could further exacerbate the risks that we and our subsidiaries face.

We and our subsidiaries may be able to incur substantial additional indebtedness, including additional senior indebtedness and secured indebtedness, in the future. The terms of the indenture governing the notes and our Senior Secured Notes and the credit agreement governing our ABL Revolver restrict, but do not completely prohibit, us from doing so. Our borrowing capacity under the ABL Revolver as of December 31, 2010 was approximately $28.1 million, after taking into account outstanding letters of credit and borrowing base limitations. In addition, the indenture governing the notes allows us to issue additional notes under certain circumstances which will also be guaranteed by the guarantors. The indenture governing the notes also allows us to incur certain additional secured debt and allows our foreign subsidiaries to incur additional debt, which would be structurally senior to the notes. In addition, the indenture governing the notes does not prevent us from incurring other liabilities that do not constitute indebtedness. See “Description of the Exchange Notes.” The indenture governing the Senior Secured Notes contains similar provisions permitting the incurrence of additional indebtedness. This may have the effect of funds available to make payments on the notes. If new debt or other liabilities are added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

Claims of noteholders will be structurally subordinate to claims of creditors of all of our non-U.S. subsidiaries and any U.S. subsidiaries that we designate as unrestricted subsidiaries because they will not guarantee the notes and, in addition, certain of our subsidiaries will not be subject to the restrictive covenants in the indenture governing the notes.

The notes are not guaranteed by any of our non-U.S. subsidiaries or by any U.S. subsidiaries that we designate as unrestricted subsidiaries in accordance with the indenture governing the notes. Accordingly, claims of holders of the notes are structurally subordinate to the claims of creditors of these non-guarantor subsidiaries, including trade creditors. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the notes.

In addition, the equity interests of other equity holders in any non-wholly-owned non-guarantor subsidiary in any dividend or other distribution made by these entities would need to be satisfied on a proportionate basis with us. These less than wholly-owned subsidiaries may also be subject to restrictions on their ability to distribute cash to us in their financing or other agreements and, as a result, we may not be able to access their cash flow to service our debt obligations, including in respect of the notes.

Our non-guarantor subsidiaries accounted for $22.7 million and $26.3 million, or 4.8% and 5.2%, of our net sales (excluding non-guarantor subsidiaries’ intercompany sales to the guarantors of $1.5 million and $0.1 million) and generated operating profits of $4.5 million and $5.8 million excluding the impact of intercompany sales to the guarantors, for the year ended December 31, 2009 and the year ended December 31, 2010, respectively. Our non-guarantor subsidiaries accounted for $5.6 million and $7.7 million, or 0.5% and 0.7%, of our assets (excluding non-guarantor subsidiaries’ net intercompany investments from the guarantors of $31.7 million and $36.2 million) and $5.6 million and $7.7 million, or 0.7% and 0.9%, of our liabilities as of December 31, 2009 and December 31, 2010, respectively.

The indenture governing the notes permits us to designate certain of our subsidiaries as unrestricted subsidiaries, which subsidiaries would not be subject to the restrictive covenants in the indenture governing the notes. This means that these entities would be able to engage in many of the activities the indenture governing the notes restricts for us and our restricted subsidiaries, such as incurring substantial additional debt (secured or unsecured), securing assets in priority to the claims of the holders of the notes, paying dividends, making investments, selling, encumbering or disposing of substantial assets, entering into transactions with affiliates and entering into mergers or other business combinations. These actions could be detrimental to our ability to make payments of principal and interest when due and to comply with their other obligations under the notes, and could reduce the amount of our assets that would be available to satisfy your claims should we default on the notes. In addition, the initiation of bankruptcy or insolvency proceedings or the entering of a judgment against these entities, or their default under their other credit arrangements, will not result in a cross-default under the notes. None of our subsidiaries are unrestricted subsidiaries at this time.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness, including a default under our ABL Revolver that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could make us unable to pay principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including our ABL Revolver), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our ABL Revolver could elect to terminate their commitments and cease making further loans, and the lenders under our ABL Revolver and holders of the Senior Secured Notes could institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to seek to obtain waivers from the holders of such indebtedness and the required lenders under our ABL Revolver to avoid being in default. If we breach our covenants under our indebtedness, including our ABL Revolver, and seek a waiver, we may not be able to obtain a waiver from the holders of such indebtedness and the required lenders. If this occurs, we would be in default under indebtedness, including our ABL Revolver, the holders of such indebtedness and lenders under our ABL Revolver could exercise their rights as described above, and we could be forced into bankruptcy or liquidation. See “Description of Other Indebtedness—ABL Revolver” and “Description of the Exchange Notes.”

We may not be able to satisfy our obligations to holders of the notes upon a change of control.

Upon the occurrence of a “change of control,” as defined in the indenture that governs the notes, each holder of the notes has the right to require us to purchase the notes at a price equal to 101% of the principal amount thereof. Our failure to purchase, or to give notice of purchase of, the notes would be a default under the indenture and any such default could result in a default under certain of our other indebtedness including the ABL Revolver and the Senior Secured Notes. In addition, a change of control may constitute an event of default under our ABL Revolver and would also require us to offer to purchase our Senior Secured Notes at 101% of the principal amount thereof, together with accrued and unpaid interest. A default under our ABL Revolver would result in an event of default under the indenture that governs the notes and under the indenture governing our Senior Secured Notes if the lenders accelerate the debt under our ABL Revolver. In addition, a failure to purchase any Senior Secured Notes as described above would result in an event of default under the indenture that governs the Senior Secured Notes.

If a change of control occurs, we may not have enough assets to satisfy all obligations under the credit agreement that governs our ABL Revolver and the indentures that govern the notes and our Senior Secured Notes. Upon the occurrence of a change of control, we could seek to refinance the indebtedness under our ABL Revolver, our Senior Secured Notes and the notes or obtain a waiver from the lenders under our ABL Revolver, the holders of our Senior Secured Notes or you as a holder of the notes. However, we may not be able to obtain a waiver or refinance our indebtedness on commercially reasonable terms, if at all.

Holders of the notes may not be able to determine when a change of control giving rise to their right to have the notes repurchased has occurred following a sale of “substantially all” of our assets.

The definition of change of control in the indenture governing the notes includes a phrase relating to the sale of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to repurchase its notes as a result of a sale of less than all our assets to another person may be uncertain.

Federal and state fraudulent transfer laws may permit a court to void the notes and guarantees, and, if that occurs, you may not receive any payments on the notes.

Our creditors and the creditors of the guarantors of the notes could challenge the issuance of the notes or the guarantors’ issuance of their guarantees as fraudulent conveyances or on other grounds. Under the federal bankruptcy law and similar provisions of state fraudulent transfer laws, the issuance of the notes and the delivery of the guarantees could be avoided (that is, cancelled) as fraudulent transfers if a court determined that we, at the time we issued the notes, or the guarantor, at the time it issued the guarantee (or, in some jurisdictions, when payment became due under the guarantee):

•	issued the notes or guarantees, as the case may be, with the intent to hinder, delay or defraud our or the guarantor’s existing or future creditors; or

•	received less than reasonably equivalent value or did not receive fair consideration for the delivery of the notes or guarantees, as the case may be, and if we or the guarantor:

•	were insolvent or rendered insolvent by reason of the incurrence of the obligation at the time we issued the notes or the guarantor issued the guarantee;

•	were engaged in a business or transaction for which our or the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that we or the guarantor would incur, debts beyond our or the guarantor’s ability to pay such debts generally as they mature.

A court likely would find that we or the guarantor did not receive reasonably equivalent value or fair consideration for the issuance of the notes or its guarantee unless it benefited directly or indirectly from the notes issuance. If the notes or guarantees were avoided or limited under fraudulent transfer or other laws, any claim you may make against us or the guarantors for amounts payable on the notes or guarantees would be unenforceable to the extent of such avoidance or limitation. Moreover, the court could order you to return any payments previously made by us or the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a party would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the sum of its property, at a fair valuation;

•

if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be sure what standard a court would apply in making these determinations or, regardless of the standard, that a bankruptcy court would not avoid the notes or guarantees.

Your ability to transfer the notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the notes.

We do not intend to apply for a listing of the exchange notes on a securities exchange or on any automated dealer quotation system. There is currently no established market for the exchange notes, and we cannot assure you as to the liquidity of markets that may develop for the exchange notes, your ability to sell the exchange notes or the price at which you would be able to sell the exchange notes. If such markets were to exist, the exchange notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates, the market for similar notes, our financial and operating performance and other factors. The initial purchasers in the private offering of the outstanding notes have advised us that they intend to make a market with respect to the exchange notes as permitted by applicable laws and regulations. However, these initial purchasers are not obligated to do so, and any market making with respect to the exchange notes may be discontinued at any time without notice. In addition, such market making activity may be limited during the pendency of the exchange offer or the effectiveness of a shelf registration statement in lieu thereof. Therefore, we cannot assure you that an active market for the exchange notes will develop or, if developed, that it will continue. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. The market, if any, for the exchange notes may experience similar disruptions and any such disruptions may adversely affect the prices at which you may sell your exchange notes.

The market price for the notes may be volatile.

Historically, the market for noninvestment grade debt has been subject to disruptions that have caused substantial fluctuations in the price of the securities. Even if a trading market for the notes develops, it may be subject to disruptions and price volatility. Any disruptions may have a negative effect on noteholders, regardless of our prospects and financial performance.

Changes in our credit rating could adversely affect the market price or liquidity of the notes.

Credit rating agencies continually revise their ratings for the companies that they follow, including us. The credit rating agencies also evaluate our industry as a whole and may change their credit ratings for us based on their overall view of our industry. We cannot be sure that credit rating agencies will maintain their ratings on the notes. A negative change in our ratings could have an adverse effect on the price of the notes.

FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements, including, without limitation, statements concerning the conditions in the medical device industry, our operations, economic performance and financial condition, including in particular statements relating to our business and growth strategy and product development efforts. The words “believe,” “expect,” “plan,” “estimate,” “anticipate,” “predict,” “intend,” “potential,” “continue,” “project,” “may,” “will” or “should,” or in each case, their negative or other variations and other similar expressions are used to identify forward-looking statements within the meaning of the federal securities laws. Such forward-looking statements relate to future financial and operation results. Any forward-looking statements contained in this prospectus represent our management’s current expectations, based on present information and current assumptions, and are thus prospective and subject to risks and uncertainties which could cause actual results to differ materially from those expressed in such forward-looking statements. Actual results could differ materially from those anticipated or projected due to a number of factors. These factors include, but are not limited to:

•	quality problems with our processes, products and services;

•	the severity and length of the current economic crisis and its effect on the markets in which we operate;

•	decreases in prices for our products and services;

•	reliance on a few large customers for a significant portion of our net sales;

•	uncertain demand for our manufacturing, design and engineering capabilities and related services;

•	our ability to forecast our future performance;

•	competition from other companies in our industry;

•	loss of significant customers or customer relationships due to the customers’ shift to internal production or the relocation of our production facilities;

•	failure to respond to changes in technology which may cause our manufacturing, design and engineering processes to become obsolete;

•	inability to obtain sufficient quantities of raw materials and production feedstock that could cause delays in production;

•	our international operations’ exposure to foreign currency fluctuations, exchange rates, laws and regulations, longer payment cycles and greater difficulty in collecting accounts receivable;

•	the success of new products and our expansion into new markets;

•

our compliance obligations and liabilities under environmental, health and safety laws and regulations (including costs associated with compliance with such regulations or the curtailment of production in response to such regulations);

•	loss of intellectual properties;

•	product liability claims and product recalls;

•	various regulations and political, economic and regulatory changes in the healthcare industry and other regulatory agency reforms;

•	consolidation in the healthcare industry;

•	healthcare industry cost containment measures;

•	accidents at our facilities that result in production delay or claims for damages;

•	unanticipated disruptions to our manufacturing operations (including, among others, natural disasters, casualty events and cancellation or non-renewal of leases for our facilities);

•	impairments of our goodwill;

•	our ability to access additional capital;

•	the highly cyclical nature of some of our operations;

•	our ability to successfully implement our Enterprise Resource Planning System;

•	the loss of services of members of our senior management or other labor related matters;

•	war or acts of terrorism;

•	our ability to recruit and retain experienced engineers and management personnel;

•	the ability of our outside suppliers and contractors to meet our quality and volume requirements;

•	our ability to identify suitable acquisition candidates and successfully integrate acquired businesses into our business and operations;

•	conflicts of interest between us and our sponsors;

•	our ability to certify as to the effectiveness of our internal controls over financial reporting; and

•	other risks and factors identified in this prospectus under the heading “Risk Factors” and from time to time in our reports filed with the SEC.

Except as may be required by law, we undertake no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events. In light of these risks and uncertainties, there can be no assurance that the matters referred to in the forward-looking statements contained in this prospectus will in fact occur.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offer. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes, except that the exchange notes are registered under the Securities Act, are not entitled to the registration rights which are applicable to the outstanding notes, and are not subject to certain special interest rate provisions applicable to the outstanding notes. The outstanding notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any material change in our capitalization.

SELECTED FINANCIAL DATA

The information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. We have derived the statement of operations data and other financial data for the twelve months ended December 31, 2008, 2009 and 2010 and the balance sheet data as of December 31, 2009 and 2010 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the statement of operations data and other financial data for the twelve months ended December 31, 2006 and 2007, and the balance sheet data as of December 31, 2006, 2007 and 2008 from our audited consolidated financial statements not included in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

	As of and for the Year Ended December 31,
	2006	2007	2008	2009	2010
STATEMENT OF OPERATIONS DATA:
Net sales	$474,134	$471,681	$525,476	$478,793	$506,954
Cost of sales	337,043	349,929	386,143	347,783	369,250

Gross profit	137,091	121,752	139,333	131,010	137,704
Selling, general and administrative expenses	58,458	52,454	58,814	47,725	52,002
Research and development expenses	3,607	2,565	2,924	2,064	2,393
Restructuring charges (credits)	5,008	729	2,499	5,727	(117)
Merger related costs	—	(67)	—	—	—
Amortization of intangible assets	17,205	15,506	14,939	14,939	14,939
Loss on disposal of property and equipment	186	345	1,074	966	15
Impairment of goodwill and intangibles (1)	—	251,253	—	—	—

Income (loss) from operations	52,627	(201,033)	59,083	59,589	68,472
Other (expense) income:
Interest expense, net	(65,338)	(67,367)	(65,257)	(56,569)	(73,939)
Loss on debt extinguishment	—	—	—	—	(20,882)
Other (expense) income, net	(541)	(1,090)	(2,453)	(514)	6,211

Total other (expense) income	(65,879)	(68,457)	(67,710)	(57,083)	(88,610)

(Loss) income before income taxes	(13,252)	(269,490)	(8,627)	2,506	(20,138)
Income tax expense	5,307	5,391	4,689	3,576	4,365

Net loss	$(18,559)	$(274,881)	$(13,316)	$(1,070)	$(24,503)

OTHER FINANCIAL DATA:
Cash flows provided by (used in):
Operating activities	$26,833	$8,218	$41,996	$55,479	$34,575
Investing activities	(30,284)	(23,806)	(15,734)	(14,150)	(25,878)
Financing activities	(2,642)	18,280	(17,001)	(22,171)	(1,521)
Capital expenditures	30,744	23,952	17,363	16,434	25,944
Depreciation and amortization	34,173	35,378	35,636	37,128	37,358
EBITDA (2)	86,259	(166,745)	92,266	96,203	91,159
Adjusted EBITDA (2)	101,661	86,606	103,974	109,818	110,147
Ratio of earnings to fixed charges (3)	—	—	—	1.04	—
Deficiency of earnings to fixed charges	13,252	269,490	8,627	—	20,138

BALANCE SHEET DATA (at period end):
Cash and cash equivalents	$2,746	$5,688	$14,525	$33,785	$40,787
Total assets	1,373,594	1,122,365	1,102,731	1,078,975	1,098,076
Total debt, net of unamortized discount	700,529	721,201	706,536	684,657	712,684
Total stockholder’s equity	586,260	311,995	302,173	306,516	280,508

(1)	We recorded impairment charges for the impairment of goodwill and other intangible assets of $217.3 million and $34.0 million, respectively, during the year ended December 31, 2007.
(2)	We define “EBITDA” as net loss before net interest expense, income tax expense (benefit), depreciation and amortization. Since EBITDA may not be calculated in the same manner by all companies, this measure may not be comparable to similarly titled measures by other companies. “Adjusted EBITDA” is defined as EBITDA, adjusted to give effect to unusual items, non-cash items and other adjustments, all of which are required in determining compliance with certain restrictive covenants of the indentures governing the 2017 Notes and the credit agreement governing our ABL Revolver.

We disclose EBITDA and Adjusted EBITDA to provide additional information to investors related to the indentures governing the 2017 Notes and our ABL Revolver. We also disclose it as a supplemental measure of our performance. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. See Item 7 for a reconciliation of net loss to EBITDA and a reconciliation of EBITDA to Adjusted EBITDA under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Other Key Indicators of Financial Condition and Operating Performance”.

(3)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges include: interest expense, whether expensed or capitalized; amortization of debt issuance costs; and the portion of rental expense representative of the interest factor.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Selected Financial Data,” the consolidated financial statements and related notes thereto, and unaudited condensed consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including those described in the “Risk Factors” section of this prospectus. Our actual results may differ materially from those contained in any forward-looking statements.

Overview

We believe that we are a leading provider of outsourced precision manufacturing and engineering services in our target markets of the medical device industry. We offer our customers design and engineering, precision component manufacturing, device assembly and supply chain management services. We have extensive resources focused on providing our customers with reliable, high quality, cost-efficient, integrated outsourced solutions. Based on discussions with our customers, we believe we often become the sole supplier of manufacturing services for the products we provide to our customers.

We primarily focus on leading companies in large and growing markets within the medical device industry including cardiology, endoscopy and orthopaedics. Our customers include many of the leading medical device companies including Abbott Laboratories, Boston Scientific, Johnson & Johnson, Medtronic, Smith & Nephew, St. Jude Medical, Stryker and Zimmer. While revenues are aggregated by us to the ultimate parent of a customer, we typically generate diversified revenue streams within these large customers across their separate divisions and multiple products. During 2008, 2009 and 2010, our 10 largest customers accounted for approximately 62%, 60% and 64% of net sales with two or more customers each accounting for greater than 10% of net sales.

We have aligned the Company to reflect the consolidation of our sales, finance, quality, engineering and customer services into a centrally managed organization designed to better serve our customers, many of whom service multiple medical device markets. We have one operating and reportable segment which is evaluated regularly by our chief operating decision maker in deciding how to allocate resources and assess performance.

Net Sales are recorded when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price from the buyer is fixed or determinable, and collectibility is reasonably assured. Generally, we recognize revenue based on written arrangements or purchase orders with our customers and upon transfer of title of the product or rendering of the service. Amounts billed for shipping and handling fees are classified within net sales in our consolidated statements of operations. Costs incurred for shipping and handling fees are classified as cost of sales. We provide an allowance for estimated future returns in the period revenue is recorded. The estimate of future returns is based on such factors as known pending returns and historical return data. We primarily generate our sales domestically. For the year ended December 31, 2008, approximately 79% of our net sales were to customers located in the United States. For each of the years ended December 31, 2009 and 2010, approximately 83% of our net sales were to customers located in the United States. Since a substantial majority of the leading medical device companies are located in the United States, we expect our net sales to U.S.-based companies to remain a high percentage of our net sales in the future. Our operations are based on purchase orders that typically provide for 30 to 90 days delivery from the time the purchase order is received, but which can provide for delivery within 30 days or up to 180 days, depending on the product and customers’ ability to forecast their requirements.

Cost of sales includes raw materials, labor and other manufacturing costs associated with the products we sell. Some products incorporate precious metals, such as gold, silver and platinum. Changes in prices for those commodities are generally passed through to our customers.

Selling, general and administrative expenses include salaries, sales commissions, professional fees and other selling and administrative costs.

Research and development costs consist of salaries, materials and other R&D costs.

Restructuring charges include severance expenses associated with employee rationalization and other expenses related to facility closures.

Amortization of intangible assets consists of charges to amortize the Company’s finite-lived intangible assets over their expected useful lives.

Impairment charges consist of charges to write down goodwill and other intangible assets to fair value.

Interest expense relates primarily to the debt initially incurred to finance the Acquisition of us by our Sponsors, debt subsequently incurred to refinance such acquisition financing and the amortization of deferred financing costs.

Results of Operations

The following table sets forth our operating data as a percentage of net sales for the years ended December 31, 2008, 2009 and 2010:

	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
Net sales	100.0%	100.0%	100.0%
Cost of sales	73.5	72.6	72.8

Gross profit	26.5	27.4	27.2
Selling, general and administrative expenses	11.2	10.0	10.3
Research and development expenses	0.5	0.4	0.5
Restructuring charges	0.5	1.2	—
Loss on disposal of property and equipment	0.2	0.2	—
Amortization of intangible assets	2.8	3.1	2.9

Income from operations	11.3%	12.5%	13.5%

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net sales

Net sales for 2010 were $507.0 million, an increase of $28.2 million, or 5.9%, compared to net sales of $478.8 million for 2009. The increase in net sales is attributable to higher sales volume of $28.0 million driven by increased demand for the Company’s products from many of our larger customers, and a $5.9 million increase in platinum sales resulting from passing through to our customers, increases in precious metal prices which do not impact gross profit, offset by net price decreases.

Two customers, Johnson & Johnson and Medtronic, each accounted for greater than 10% of our net sales in 2010 and 2009.

Cost of Goods Sold and Gross Profit

Cost of goods sold was $369.3 million for 2010 compared to $347.8 million for 2009, an increase of $21.5 million, or 6.2%. Cost of goods sold reflects our variable manufacturing costs and our fixed overhead costs necessary to produce products for our customers. The increase in cost of goods sold is primarily attributable to higher 2010 revenue and, to a lesser extent, higher variable manufacturing costs resulting from (i) an increase in labor costs reflecting increased use of temporary personnel, which carries a higher cost per hour and (ii) increased costs of certain metals including platinum. These increases were partially offset by a reduction in our environmental liability of $1.3 million during 2010.

Gross profit for 2010 was $137.7 million, or 27.2% of net sales, compared to $131.0 million, or 27.4% of net sales, for 2009. The increase in our gross profit of $6.7 million for 2010 compared to 2009 was primarily attributable to increased net sales during the year. As a percent of sales, gross profit decreased 0.2% during 2010 compared to 2009, primarily due to higher variable manufacturing costs which were partially offset by increased leverage of our fixed overhead infrastructure with increased net sales and a reduction in our environmental liability of $1.3 million during the year.

Selling, general and administrative expenses

Selling, general and administrative, or SG&A, expenses were $52.0 million for 2010 compared to $47.7 million for 2009. The net $4.3 million increase in SG&A expenses was primarily attributable to higher employee labor related costs of $3.2 million and increases in professional fees, contract services and other discretionary spending totaling $1.4 million, $1.1 million and $0.1 million, respectively, offset by lower costs related to bad debts and lower recruiting and relocation costs of $0.9 million and $0.6 million, respectively. The increase in labor costs reflects increased sales commissions of $1.3 million and increased compensation of $1.9 million.

Research and development expenses

Research and development expenses for 2010 were $2.4 million compared to $2.1 million for 2009. The increase of $0.3 million in 2010 compared to 2009 is related to a decline in the amount of research and development grant funds received of $0.4 million from the government of Ireland related to eligible research and development spending in Ireland and higher discretionary spending of $0.1 million, both of which are offset by lower personnel and labor related costs of $0.2 million.

Restructuring charges

The Company undertook no restructuring actions in 2010. During 2010, the Company reduced its estimates that are used in determining the amount of its liability related to restructuring charges. As a result, restructuring charges reflects an expense reduction of $0.1 million in 2010 compared to an expense $5.7 million for 2009. Details about our 2009 restructuring actions are summarized below.

During the year ended December 31, 2009, the Company recorded $5.7 million of restructuring charges consisting of severance costs resulting from both the elimination of 344 positions in manufacturing and administrative functions as part of the ongoing company-wide efforts to reduce costs and the closure of the Company’s manufacturing facility in Huntsville, Alabama as described below. Total costs associated with the Huntsville plant closure approximated $1.9 million.

In May 2009, the Company’s Board of Directors approved a plan of closure with respect to the Company’s Huntsville manufacturing. Pursuant to the plan, the facility closed in November 2009 and a majority of the operations were transferred to other Accellent facilities. In connection with the plan, all employees were terminated in November, 2009. All affected employees were offered both retention bonuses as well as individually determined severance benefits to be received upon termination of employment, if they remained with the Company through that date. The total one-time termination benefits approximated $1.2 million and were recorded over the employees’ remaining service period as employees were required to stay through their termination date to receive the benefits. Costs to consolidate facilities totaled approximately $0.7 million and are also reported in restructuring charges.

In connection with the closure of the Company’s Huntsville facility, in addition to termination benefits of approximately $1.2 million, the equipment that was not transferred to other of our factories was sold or written down to its fair value, less costs to sell, during the year ended December 31, 2009. The Company recorded approximately $0.4 million of losses on these assets. At December 31, 2009, approximately $0.9 million related to the closure of the Huntsville facility remained unpaid, all of which was paid by December 31, 2010.

Loss on disposal of property and equipment

During the year ended December 31, 2010, the Company recorded approximately $15,000 of losses related to the disposal of property and equipment compared to $1.0 million during the year ended December 31, 2009. The decrease is primarily due to lower asset disposals during 2010 compared to 2009. In 2009, in connection with the closure of the Company’s Huntsville manufacturing facility, the Company wrote-down the carrying value of certain assets to their fair value of $0.7 million. The resulting charges of $0.4 million during 2009 are included in loss on disposal of property and equipment in the consolidated statements of operations included elsewhere in this prospectus.

Amortization

Amortization of finite-lived intangible assets was $14.9 million for both 2010 and 2009.

Interest expense, net

Interest expense, net, increased $17.4 million to $74.0 million in 2010, compared to $56.6 million in 2009. The increase was primarily the result of a higher rate of interest on our 2017 Notes compared to our term loan, which was refinanced in January 2010, and higher gross debt outstanding during 2010 compared to 2009 as a result of two refinancing transactions completed during 2010. Refer to Note 4 to our consolidated financial statements included elsewhere in this prospectus.

Loss on Debt Extinguishment

In January 2010, the Company repaid the entire balance then outstanding of its term loan totaling $381.6 million plus accrued interest thereon with proceeds received from the sale of $400 million principal amount of Senior Secured Notes (the “Term Loan Refinancing”). As a result of the Term Loan Refinancing, the Company terminated its then existing revolving credit facility and replaced it with the ABL Revolver. In connection with the Term Loan Refinancing, deferred financing fees in the amount of $14.4 million, net of accumulated amortization of $8.6 million, related to its term loan and revolving credit facility were recorded as a loss on debt extinguishment of approximately $5.8 million during 2010.

In June 2010, the Company purchased $10.0 million principal amount of its 10 1/2% Senior Subordinated Notes due 2013 (the “2013 Senior Subordinated Notes”) at a price of 99.8% plus accrued interest thereon, for a total of approximately $10.0 million dollars. Subsequent to the purchase, the notes were cancelled. In connection with the purchase and subsequent cancellation of the 2013 Senior Subordinated Notes, the Company recorded a loss on debt extinguishment of approximately $0.2 million.

In October 2010, the Company sold $315 million of the 2017 Senior Subordinated Notes (“the “2017 Subordinated Notes”). A portion of the net proceeds from the sale of the 2017 Senior Subordinated Notes was used to finance the Company’s tender offer (the “Tender Offer”) for any and all of its then outstanding 2013 Senior Subordinated Notes, and the remaining net proceeds of the offering, along with available cash, were used to finance the Company’s redemption of the outstanding 2013 Senior Subordinated Notes that were not tendered during the period that the Tender Offer remained open. In connection with the sale of the 2017 Senior Subordinated Notes and the redemption of its then outstanding 2013 Senior Subordinated Notes, the Company recorded a loss on debt extinguishment which amounted to $14.9 million which consisted of a redemption premium of $6.3 million, a consent premium associated with the Tender Offer of $2.3 million, a write off of deferred financing fees of approximately $12.4 million, net of accumulated amortization thereon of approximately $7.6 million, and the remaining unamortized discount of $1.5 million.

Other (Expense) Income, net

Other (expense) income, net includes gains and losses on our derivative instruments and foreign currency transaction gains and losses. Through November 2010, we maintained an interest rate swap agreement which reduced our exposure to variable interest rates on our term loan. During 2010, we recorded a $4.5 million gain on the interest rate swap agreement compared to a $0.4 million gain during 2009. The fair value of the interest rate swap agreement was largely dependent on movements in short-term interest rates, among other factors. The difference of $4.1 million in 2010 compared to 2009 reflects the underlying difference due to short term interest rate changes. In addition, we recorded net currency exchange transaction gains of $1.5 million during 2010 compared to losses of $0.9 million during 2009. The difference of $2.4 million is primarily due to an improvement in the dollar foreign exchange rate compared to the Euro and British pound foreign exchange rates during 2010 compared to 2009.

Income tax expense

Income tax expense for 2010 was $4.4 million and consisted of $3.1 million of deferred income taxes, which included $3.3 million related to the difference between the book and tax treatment of goodwill and indefinite lived intangible assets and a deferred income tax benefit of $0.2 million related to foreign deferred income taxes. Income tax expense for 2009 was $3.6 million and consisted of $2.6 million of deferred federal income taxes primarily related to the difference between the book and tax treatment of goodwill and indefinite lived intangible assets, $0.8 million of foreign income taxes and state income taxes of $0.2 million. At December 31, 2010, we provided a valuation allowance for substantially all of our net deferred tax assets that are temporary as we have determined that it is more likely than not that any future benefit from these net deferred tax assets will not be realized.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net sales

Net sales for 2009 were $478.8 million, a decrease of $46.7 million, or 8.9%, compared to net sales of $525.5 million for 2008. The decrease in net sales is attributable to decreased demand for the Company’s products from many of our larger customers totaling approximately $31.7 million due to the weakened economy in 2009, and a net decrease totaling approximately $15.0 million driven by lower sales of precious metals, which are passed through to our customers and do not impact gross profit.

Two customers, Johnson & Johnson and Medtronic, each accounted for greater than 10% of our net sales in 2009. Three customers, Johnson & Johnson, Medtronic and Boston Scientific, each accounted for greater than 10% of our net sales for 2008.

Cost of Goods Sold and Gross Profit

Cost of goods sold was $347.8 million for 2009 compared to $386.1 million for 2008, a decrease of $38.4 million, or 9.9%. Cost of goods sold reflects our variable manufacturing costs and our fixed overhead costs necessary to produce products for our customers. The decrease in cost of goods sold of $38.4 million is primarily attributable to lower variable manufacturing costs resulting from lower net sales during 2009, offset partially by higher fixed manufacturing costs due to lower leverage of fixed costs related to decreased sales and production volumes.

Gross profit for 2009 was $131.0 million, or 27.4% of net sales compared to $139.3 million, or 26.5% of net sales for 2008. Gross profit was negatively impacted in 2009 by approximately $12.8 million due primarily to the lost margin resulting from the decrease in the volume of net sales.

Selling, general and administrative expenses

Selling, general and administrative, or SG&A, expenses were $47.7 million for 2009 compared to $58.8 million for 2008. The net $11.1 million decrease in SG&A expenses was primarily attributable to approximately $3.3 million of lower sales compensation costs, lower professional fees of approximately $2.7 million, lower travel and related expenses of approximately $0.9 million, lower stock compensation charges of

$0.5 million, lower salary and related costs of $3.4 million, lower outside service costs of approximately $1.0 million and lower discretionary spending overall. Offset by increases of $0.5 million of bad debt reserves and $0.2 million of training costs.

Research and development expenses

Research and development expenses for 2009 were $2.1 million compared to $2.9 million for 2008. The decrease of $0.8 million in 2009 compared to 2008 is related to $0.6 million of research and development grants received from the government of Ireland related to eligible research and development spending in Ireland and lower discretionary spending.

Restructuring charges

During the year ended December 31, 2009, the Company recorded $5.7 million of restructuring charges consisting of severance costs resulting from both the elimination of 344 positions in manufacturing and administrative functions as part of the ongoing company-wide efforts to reduce costs and the closure of the Company’s manufacturing facility in Huntsville, Alabama. Total costs associated with the Huntsville plant closure approximated $1.9 million.

In May 2009, the Company’s Board of Directors approved a plan of closure with respect to the Company’s Huntsville manufacturing facility. Pursuant to the plan, the facility closed in November 2009 and a majority of the operations were transferred to other Accellent facilities. In connection with the plan, all employees were terminated in November, 2009. All affected employees were offered both retention bonuses as well as individually determined severance benefits to be received upon termination of employment, if they remained with the Company through that date. The total one-time termination benefits approximated $1.2 million and were recorded over the employees’ remaining service period as employees were required to stay through their termination date to receive the benefits. Costs to consolidate facilities totaled approximately $0.7 million and are also reported in restructuring charges.

In connection with the closure of the Company’s Huntsville facility, in addition to termination benefits of approximately $1.2 million, the equipment that was not transferred to other of our factories was sold or written down to its fair value, less costs to sell, during the year ended December 31, 2009. The Company recorded approximately $0.4 million of losses on these assets. At December 31, 2009, approximately $0.9 million related to the closure of the Huntsville facility remained unpaid, all of which was expected to be paid during 2010.

During the year ended December 31, 2008, the Company recorded $2.5 million of restructuring charges consisting of severance costs resulting from both the elimination of 102 positions in manufacturing and administrative functions as part of a company-wide program to reduce costs in February and the closure in 2008 of the Company’s manufacturing facility in Memphis, Tennessee.

In connection with the closure of the Company’s Memphis facility, in addition to termination benefits of approximately $0.9 million, the building and equipment that was not transferred to other of our factories was sold during the year ended December 31, 2008. The Company recorded approximately $0.7 million of losses on these sales, which are included in loss on disposal of property and equipment in the accompanying consolidated financial statements. At December 31, 2008, approximately $0.4 million related to the closure of the Memphis facility was remained unpaid, all of which was paid by December 31, 2009.

Loss on disposal of property and equipment

During the year ended December 31, 2009, the Company recorded $1.0 million of losses related to the disposal of property and equipment compared to $1.1 million during the year ended December 31, 2008. The decrease during the year ended December 31, 2009 compared to the year ended December 31, 2008 is primarily due to lower asset disposals, including asset write-downs, recorded related to the Company’s closure of its facility in Huntsville, Alabama compared to the amount recorded for the year ended December 31, 2008 related to the Company’s closure of its facility in Memphis, Tennessee.

Amortization

Amortization of finite-lived intangible assets was $14.9 million for both 2009 and 2008.

Interest expense, net

Interest expense, net, decreased $8.7 million to $56.6 million for 2009, compared to $65.3 million for 2008. The decrease is primarily the result of lower interest rates on the unhedged portion of our term loan and lower overall borrowings on both our revolving loan and our term loan during the year ended December 31, 2009 compared to the year ended December 31, 2008.

Other (Expense) income, net

Other expense, net includes gains and losses on our derivative instruments and foreign currency transaction gains and losses. We maintain an interest rate swap agreement which reduced our exposure to variable interest rates on our outstanding term loan borrowings. During the year ended December 31, 2009, we recorded a $0.4 million gain on our interest rate swap agreement compared to a $4.1 million loss during the year ended December 31, 2008. The fair value of our interest rate swap agreement is largely dependent on movements in short-term interest rates, among other factors. The difference of $4.5 million from the year ended December 31, 2008 compared to the year ended December 31, 2009 reflects the underlying difference due to short term interest rate environment changes. In addition, we recorded a currency exchange loss of approximately $0.9 million during the year ended December 31, 2009 compared to a currency exchange gain of $1.6 million during the year ended December 31, 2008. This difference of $2.5 million is due to more significant changes in foreign currency exchange rates during the year ended December 31, 2009 compared to the year ended December 31, 2008.

Income tax expense

Income tax expense for 2009 was $3.6 million and consisted of $2.6 million of deferred federal income taxes primarily related to the difference between the book and tax treatment of goodwill and indefinite lived intangible assets, $0.8 million of foreign income taxes and state income taxes of $0.2 million. Income tax expense for 2008 was $4.7 million and consisted of $2.6 million of deferred income taxes primarily related to the difference between book and tax treatment of goodwill, $2.5 million of foreign income taxes offset by a state income tax benefit of $0.4 million. At December 31, 2009, we provided a valuation allowance for substantially all of our net deferred tax assets that are temporary as we have determined that it is more likely than not that any future benefit from these net deferred tax assets will not be realized.

Liquidity and Capital Resources

Our principal source of liquidity is our cash flow from operations and borrowings available to us under our $75 million ABL Revolver. At December 31, 2010, we had $12.0 million of letters of credit outstanding and no outstanding loans under the ABL Revolver. As of December 31, 2010, our total indebtedness amounted to $715.0 million. Refer to Note 4 to our consolidated financial statements included elsewhere in this prospectus.

Cash provided by operations was $34.6 million during 2010, compared to $55.5 million in 2009. The decrease in cash provided by operating activities of $20.9 million is primarily attributable to working capital investments in accounts receivable and inventory and increased cash paid for interest during 2010, partially offset by increases in cash generated from higher operating profits and increased accounts payable and accrued liabilities.

Cash used in investing activities was $25.9 million during 2010 compared to $14.2 million during 2009. The increase in cash used for investing activities of $11.7 million during 2010 is attributable to higher capital asset acquisitions of $9.5 million, lower cash generated from sale of equipment of $0.9 million and cash proceeds of $1.3 million from the repayment of a note receivable generated in 2009.

During 2010, cash used in financing activities was $1.5 million compared to $22.2 million during 2009. The decrease in cash used in financing activities of $20.7 million was attributable primarily to net incremental cash received from the refinancing transactions, lower scheduled debt principal payments of $39.6 million during 2010 and an increase in cash from the sale of parent company stock of $0.4 million, all of which were offset by $19.3 million of fees paid to unrelated third parties in connection with the refinancing transactions completed during 2010. Refer to Note 4 to our consolidated financial statements included elsewhere in this prospectus.

Cash provided by operations was $55.5 million during 2009, compared to $42.0 million in 2008. The increase in cash provided by operating activities is primarily attributable to $9.1 million of increased cash generated from operating profit and incremental cash generated from working capital that increased cash provided by operating activities by approximately $4.4 million.

Cash used in investing activities was $14.2 million during 2009 compared to $15.7 million during 2008. The decrease in cash used for investing activities is due to lower capital asset acquisitions of $0.8 million and $1.3 million of cash proceeds from the repayment of a note receivable, both of which were offset by lower cash generated from the sale of equipment of $0.6 million.

During 2009, cash used in financing activities was $22.2 million compared to cash used in financing activities of $17.0 million during 2008. The increase in cash used in financing activities was primarily due to higher scheduled net debt principal payments of $7.3 million, offset partially by an increase in cash generated from the sale of parent company stock of approximately $0.1 million and lower repurchases of parent company stock of $2.0 million.

Capital Expenditures. Our planned capital expenditures for 2011 include investments related to new business opportunities, upgrades of our existing equipment infrastructure and information technology enhancements. We expect that these investments will be financed from operating cash flow.

As of December 31, 2010, we have a liability of $1.9 million, of which the Company expects to pay $0.1 million during 2011, for environmental clean up matters. The United States Environmental Protection Agency, or EPA, issued an Administrative Consent Order in July 1988 requiring UTI, our subsidiary, to study and, if necessary, remediate the groundwater and soil beneath and around its plant in Collegeville, Pennsylvania. Since that time, UTI has implemented and is operating successfully a TCE contamination well pumping treatment system approved by the EPA. We expect to pay approximately $0.1 million of ongoing annual operating costs during each of the next five years relating to this remediation effort. Our environmental accrual at December 31, 2010 includes $1.8 million related to our Collegeville location. The remaining environmental accrual, related to our other locations, was $0.1 million at December 31, 2010.

Our ability to make payments on our indebtedness and to fund planned capital expenditures, other expenditures and long-term liabilities, and necessary working capital will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current level of operations, we believe our cash flow from operations and available borrowings under the ABL Revolver will be adequate to meet our liquidity requirements for the next 12 months. However, no assurance can be given that this will be the case.

Indebtedness. At December 31, 2010 our aggregate debt was approximately $715.0 million, substantially all of which was due in 2017. Our debt at December 31, 2010 consisted of our Senior Secured Notes bearing interest at 8.375% and our 10% Senior Subordinated Notes. In addition, we have a $75 million asset based revolving credit facility. Our revolving credit facility afforded us borrowing capacity of $28.1 million at December 31, 2010. No amounts have been drawn under the facility since it was put in place in January 2010. Our Senior Secured Notes were issued in January 2010. Subsequent to their issuance the Senior Secured Notes were exchanged for notes that have been registered with the SEC and are publically traded. Our 10% Senior Subordinated Notes were issued in October 2010 and are expected to be exchanged for notes that will be registered with the SEC and will be publically traded upon completion of the exchange transaction expected to occur during our second quarter of 2011. As a result of the refinancing transaction we have extended the due date on our debt principal an additional 4 years to 2017. See Note 4 to our Consolidated Financial Statements

ABL Revolver

In January 2010 in connection with refinancing, the Company entered into its ABL Revolver pursuant to a credit agreement among the Company, a syndicate of financial institutions, and certain institutional lenders.

The ABL Revolver provides for revolving credit financing of up to $75.0 million, subject to borrowing base availability, with a maturity of five years. The borrowing base at any time is limited to certain percentages of eligible accounts receivable and inventories. All borrowings under the ABL Revolver are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties. If at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings, and undrawn letters of credit under the ABL Revolver exceeds the lesser of (i) the commitment amount and (ii) the borrowing base, the Company will be required to repay outstanding loans and cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount.

Borrowings under the ABL Revolver bear interest at a rate per annum equal to, at the Company’s option, either (a) a base rate determined by reference to the highest of (1) the prime rate of the administrative agent, (2) the federal funds effective rate plus 1/2 of 1% and (3) the LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for a three month interest period plus 1% or (b) a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus an applicable margin set at 2.25% per annum with respect to base rate borrowings and 3.25% per annum with respect to LIBOR borrowings. In addition to paying interest on outstanding principal under the ABL Revolver, the Company is required to pay a commitment fee of 0.50% per annum in respect of unutilized commitments. The Company must also pay customary administrative agency fees and customary letter of credit fees equal to the applicable margin on LIBOR loans. All outstanding loans under the ABL Revolver are due and payable in full on the fifth anniversary of the closing date.

All obligations under the ABL Revolver are unconditionally guaranteed jointly and severally on a senior secured basis by all the Company’s domestic restricted subsidiaries (refer to Note 16 to our consolidated financial statements included elsewhere in this prospectus for supplemental guarantor financial information). All obligations under the ABL Revolver, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of the Company’s assets and the assets of the guarantors, including:

•

a first-priority security interest in personal property consisting of accounts receivable, inventory, certain cash, related general intangibles and instruments related to the foregoing and proceeds of the foregoing (such assets, the “ABL Priority Collateral”); and

•

a second-priority security interest in, and mortgages on, substantially all of the Company’s material real property and equipment and all other assets other than the ABL Priority Collateral, which secure the 2017 Senior Secured Notes on a first-priority basis (such assets, the “Notes Priority Collateral”).

The ABL Revolver requires that if excess availability is less than 15% of the lesser of (i) the commitment amount and (ii) the borrowing base for five consecutive business days, the Company must comply with a minimum fixed charge coverage ratio test of not less than 1.1 to 1.0 for a period ending on the first day thereafter on which excess availability has been greater than the amounts set forth above for 30 consecutive days. In addition, the ABL Revolver includes affirmative and negative covenants that, subject to significant exceptions, limit the Company’s ability and the ability of its subsidiaries to, among other things:

•	incur, assume or permit to exist additional indebtedness or guarantees;

•	incur liens;

•	make investments and loans;

•	pay dividends, make payments or redeem or repurchase capital stock;

•	engage in mergers, acquisitions and asset sales;

•	prepay, redeem or purchase certain indebtedness including the 2017 Notes;

•	amend or otherwise alter terms of certain indebtedness, including the 2017 Notes;

•	engage in certain transactions with affiliates; and

•	alter the business that the Company conducts.

The ABL Revolver contains certain customary representations and warranties, affirmative covenants and events of default, including among other things payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document supporting the ABL Revolver to be in full force and effect, and change of control. If such an event of default occurs, the lenders under the ABL Revolver would be entitled to take various actions, including the acceleration of amounts due under the ABL Revolver and all actions generally permitted to be taken by a secured creditor.

During 2010, the Company refinanced both its term loan and its 2013 Senior Subordinated Notes – each of which were outstanding at December 31, 2009. The term loan was refinanced in January 2010 with proceeds from the issuance of the 2017 Senior Secured Notes and the 2013 Senior Subordinated Notes were redeemed using proceeds from the issuance of the 2017 Senior Subordinated Notes. The 2013 Senior Subordinated Notes were re-purchased in part, through a tender offer in which holders of the then outstanding 2013 Senior Subordinated Notes were offered a 0.3% premium which included a 0.2% redemption premium and a 0.1% consent premium for holders who tendered during an early tender period. Approximately 78% of the 2013 Senior Subordinated Notes were tendered and redeemed in October and the remaining 2013 Senior Subordinated Notes were redeemed in December. A summary of each of the 2017 Senior Secured Notes and the 2017 Senior Subordinated Notes is provided below.

Senior Notes

8 3/8% Senior Secured Notes due 2017

In January 2010, the Company issued $400 million aggregate principal amount of its 2017 Senior Secured Notes to refinance the term loan outstanding under its then existing credit facility (refer to Note 4 to our consolidated financial statements included elsewhere in this prospectus).

The 2017 Senior Secured Notes bear interest at 8.375% per annum and mature on February 1, 2017. Interest is payable on a semi-annual basis on August 1 and February 1. Prior to February 1, 2013, the Company may redeem the 2017 Senior Secured Notes, in whole or in part, at a price equal to 100% of the principal amount thereof plus a make-whole premium and accrued and unpaid interest, if any. Additionally, during any 12-month period commencing on the issue date, the Company may redeem up to 10% of the aggregate principal amount of the notes at a redemption price equal to 103% of the principal amount thereof plus accrued and unpaid interest, if any. The Company may also redeem any of the 2017 Senior Secured Notes at any time on or after February 1, 2013, in whole or in part, at specified redemption prices plus accrued and unpaid interest, if any. In addition, prior to February 1, 2013, the Company may redeem up to 35% of the aggregate principal amount of the 2017

Senior Secured Notes with the net proceeds of certain equity offerings, provided at least 65% of the aggregate principal amount of the 2017 Senior Secured Notes remains outstanding immediately after such redemption. Upon a change of control, the Company will be required to make an offer to purchase each holder’s 2017 Senior Secured Notes at a price of 101% of the principal amount thereof, plus accrued and unpaid interest, if any.

The Company’s obligations under the 2017 Senior Secured Notes are jointly and severally guaranteed on a senior secured basis by the Company and all of the Company’s domestic subsidiaries (refer to Note 16 to our consolidated financial statements included elsewhere in this prospectus for supplemental guarantor financial information). All obligations under the 2017 Senior Secured Notes, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of the Company’s assets and the assets of the guarantors, including:

•	a first-priority security interest in, and mortgages on, the Notes Priority Collateral; and

•	a second-priority security interest in the ABL Priority Collateral.

10% Senior Subordinated Notes due 2017

In October 2010, the Company issued $315 million aggregate principal amount of its 2017 Senior Subordinated Notes. The 2017 Subordinated Notes bear interest at 10.0% per annum and mature on November 1, 2017. Interest is payable semi-annually on May 1 and November 1, commencing on May 1, 2011. Prior to November 1, 2013, the Company may redeem the 2017 Senior Subordinated Notes, in whole or in part, at a price equal to 100% of the principal amount thereof plus a make-whole premium and accrued and unpaid interest, if any. The Company may also redeem any of the 2017 Senior Subordinated Notes at any time on or after November 1, 2013, in whole or in part, at specified redemption prices plus accrued and unpaid interest, if any. In addition, prior to November 1, 2013, the Company may redeem up to 35% of the aggregate principal amount of the 2017 Senior Subordinated Notes with the net proceeds of certain equity offerings, provided at least 65% of the aggregate principal amount of the 2017 Senior Subordinated Notes remain outstanding immediately after such redemption. Upon a change of control, the Company will be required to offer to purchase the 2017 Senior Subordinated Notes at a price of 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

The Company’s obligations under the 2017 Senior Subordinated Notes are jointly and severally guaranteed on a senior subordinated basis by all of the Company’s domestic restricted subsidiaries (refer to Note 16 to our consolidated financial statements included elsewhere in this prospectus for supplemental guarantor financial information).

Terms Applicable to the 2017 Notes

The indentures that govern the 2017 Notes contain restrictions on our ability, and the ability of our subsidiaries, to:

•	incur additional indebtedness or issue preferred stock;

•	repay subordinated indebtedness prior to its stated maturity;

•	pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	agree to any restrictions on the ability of restricted subsidiaries to make payments to the issuer

•	enter into certain transactions with our affiliates.

The 2017 Notes include customary events of default, including among other things payment defaults, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, material judgments and actual or asserted failure of certain guarantees or security interests to be in full force and effect. If such an event of default occurs, the trustee or holders of the 2017 Notes, as applicable, may be entitled to take various actions, which may include the acceleration of amounts due under the 2017 Notes and, in the case of the trustee or holders of the 2017 Senior Notes, to enforce their security interests in our assets.

Other Key Indicators of Financial Condition and Operating Performance

EBITDA and Adjusted EBITDA presented in this prospectus are supplemental measures of our performance that are not required by, or presented in accordance with GAAP. EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as alternatives to net loss or any other performance measures derived in accordance with GAAP.

EBITDA represents net loss before net interest expense, income tax expense (benefit), depreciation and amortization. Adjusted EBITDA is defined as EBITDA further adjusted to give effect to certain non-cash items and other adjustments, all of which are defined in the indentures governing the 2017 Notes and our ABL Revolver. We believe that the inclusion of EBITDA and Adjusted EBITDA in this prospectus is appropriate to provide additional information to investors regarding certain restrictions in the indentures governing the 2017 Notes and our ABL Revolver. There are no material differences in the manner in which EBITDA and Adjusted EBITDA were previously determined under our credit agreement, as amended.

We also present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of high yield issuers, many of which present EBITDA when reporting their results. We believe EBITDA facilitates operating performance comparison from period to period and company to company by backing out potential differences caused by variations in capital structures, tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense).

In determining Adjusted EBITDA, as permitted by the terms of our indebtedness, we eliminate the impact of a number of items. For the reasons indicated herein, you are encouraged to evaluate each adjustment and whether you consider it appropriate. In addition, in evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in the presentation of Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	they do not reflect our cash expenditures for capital expenditure or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital requirements;

•	they do not reflect interest expense, or the cash requirements necessary to service interest or principal payments on our indebtedness;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements;

•

Adjusted EBITDA does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, as discussed in our presentation of “Adjusted EBITDA” in this prospectus; and

•	other companies, including other companies in our industry, may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business or reduce our indebtedness. For these purposes, we rely on our GAAP results. For more information, see our consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

The following table sets forth a reconciliation of net loss to EBITDA for the years indicated:

	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
RECONCILIATION OF NET LOSS TO EBITDA:
Net loss	$(13,316)	$(1,070)	$(24,503)
Interest expense, net	65,257	56,569	73,939
Provision for income taxes	4,689	3,576	4,365
Depreciation and amortization	35,636	37,128	37,358

EBITDA	$92,266	$96,203	$91,159

The following table sets forth a reconciliation of EBITDA to Adjusted EBITDA for the years indicated:

	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
EBITDA	$92,266	$96,203	$91,159
Adjustments:
Restructuring charges	2,499	5,727	(117)

Stock-based compensation—employees (a)	1,851	617	695
Stock-based compensation—non-employees(a)	954	93	90
Severance and relocation (b)	996	1,968	1,942

Chief executive recruiting costs (b)	(26)	310	—
Loss on disposal of property and equipment(c)	1,074	966	15
Management fees to stockholder (d)	1,259	1,216	1,231

Currency transaction (gain)/ loss (e)	(1,571)	900	(1,467)
Loss (gain) on derivative instruments (f)	4,111	(425)	(4,511)
Plant closure costs and other (g)	561	2,243	49
Franchise taxes (h)	—	—	179
Loss on debt extinguishment (i)	—	—	20,882

Adjusted EBITDA	$103,974	$109,818	$110,147

The differences between Adjusted EBITDA and cash flows provided by operating activities are summarized as follows:

	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
Adjusted EBITDA	$103,974	$109,818	$110,147
Net changes in operating assets and liabilities	5,236	9,645	(685)
Interest expense, net	(65,257)	(56,569)	(73,939)
Cash portion of restructuring charges	(2,231)	(4,599)	—
Deferred tax provisions	1,726	2,456	3,087
Income tax benefit (expense)	(4,689)	(3,576)	(4,365)
Amortization of debt discount	4,197	4,229	3,662
Other items, net	(960)	(5,925)	(3,332)

Net cash provided by operating activities	$41,996	$55,479	$34,575

Net cash used in investing activities	$(15,734)	$(14,150)	$(25,878)

Net cash provided by (used in) financing activities	$(17,001)	$(22,171)	$(1,521)

(a)	We provide for the adjustment to EBITDA for non-cash compensation.

(b)	We provide for the adjustment to EBITDA for certain expenses, including employee severance and relocation expenses and recruitment costs for our Chief Executive Officer.

(c)	We provide for the adjustment to EBITDA for all gains and losses from sales of our property, plant and equipment.

(d)	We have a management services agreement with KKR that provides for a $1.0 million annual payment, with such amount to increase by 5% per year. See “Certain Relationships and Related Party Transactions.”

(e)	We provide for the adjustment to EBITDA to exclude the effects of any non operating currency transaction gains and losses.

(f)	We provide for the adjustment to EBITDA to exclude the effects of any (gains) or losses on derivative instruments used to hedge future cash flows. Refer to Note 5 to our consolidated financial statements included elsewhere in this prospectus.

(g)	We provide for the adjustment to EBITDA to exclude the effects of any other costs related to the closure of a facility.

(h)	We provide for the adjustment to EBITDA for franchise taxes pursuant to the agreements governing the ABL Revolver and our 2017 Notes.

(i)	We provide for the adjustment to EBITDA for the loss on debt extinguishments related to our refinancing transactions completed in 2010.

Off-Balance Sheet Arrangements

We do not have any “off-balance sheet arrangements” (as such term is defined in Item 303 of Regulation S-K) that are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, except for stand-by letters of credit of $12.0 million outstanding at December 31, 2010.

Contractual Obligations and Commitments

The following table sets forth our long-term contractual obligations as of December 31, 2010 (in thousands).

	Payment due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
2017 Senior Secured Notes (1)	$617,750	$33,500	$67,000	$67,000	$450,250
2017 Senior Subordinated Notes (1)	535,500	31,500	63,000	63,000	378,000
Capital leases	33	9	14	10	—
Operating leases	18,305	5,491	7,055	3,264	2,495
Purchase obligations (2)	41,448	41,448	—	—	—
Other obligations (3)	34,577	485	711	950	32,431

Total	$1,247,613	$112,433	$137,780	$134,224	$863,176

(1)	Includes annual interest payments and principal payments due in 2017.

(2)	Purchase obligations consist of commitments for materials, supplies, machinery and equipment.

(3)	Other obligations include share based payment obligations of $0.4 million payable to employees and $0.9 million payable to non-employees, environmental remediation obligations of $1.9 million, accrued compensation and pension benefits of $4.1 million, deferred income taxes of $26.4 million and other obligations of $0.9 million.

Critical Accounting Policies

Management’s discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. We make estimates and assumptions in the preparation of our consolidated financial statements that affect the reported amounts of assets and liabilities, revenue and expenses and related disclosures of contingent assets and liabilities. We base our estimates on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances. Estimates and assumptions are reviewed on an ongoing basis and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Actual results could differ materially from those estimates under different assumptions or conditions.

We have identified the following critical accounting policies that require us to make significant judgments and estimates in preparing our consolidated financial statements.

Revenue Recognition. The amount of product revenue recognized in a given period is impacted by our judgments made in establishing our allowance for potential future product returns. We provide for our estimate of future returns against revenue in the period the revenue is recorded. Our estimate of future returns is based on such factors as historical return data, current economic conditions, and our customer base. The amount of revenue we recognize is directly impacted by the estimates made to establish the allowance for potential future product returns. Our allowance for sales returns was $1.2 million and $1.4 million at December 31, 2009 and 2010, respectively.

Allowance for Doubtful Accounts. We estimate the collectibility of our accounts receivable in establishing our allowance for doubtful accounts. The allowance for doubtful accounts is determined based on an analysis of specific customer accounts, changes in payment patterns, historical experience, customer credit worthiness and current economic trends. Based on this analysis, we provide allowances for doubtful accounts at the time we estimate that collectibility becomes uncertain. Our allowance for doubtful accounts was $1.1 million at December 31, 2009 and $0.6 million at December 31, 2010.

Valuation of Goodwill and Trade Names and Trademarks. Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill and certain of our other intangible assets, specifically trade names and trademarks, have indefinite lives. Goodwill and other indefinite- lived intangible assets are subject to an annual impairment test, or more often, if impairment indicators arise. If based on the results of such assessment the carrying value of goodwill and intangible assets may not be recoverable, we measure impairment as an amount by which the carrying value of goodwill and intangible assets exceeds their fair value. When we evaluate potential impairments outside of the annual measurement date, judgment is required in determining whether an event has occurred that may impair the value of goodwill or intangible assets. Factors that could indicate that impairment may exist include significant underperformance relative to plan or long-term projections, significant changes in business strategy, significant negative industry or economic trends or a significant decline in the value of the reporting unit for a sustained period of time. We utilize a combined weighted average of a market based (utilizing fair value multiples of comparable publicly traded companies) and an income based approach (utilizing discounted projected after tax cash flows) to determine the fair value of the reporting unit. We evaluate our trade name and trademark using a relief-from-royalty methodology of the income approach, which measures the present value of the net after-tax savings excepted to be realized over the life of the intangible asset. We make assumptions about future cash flows, discount rates and other estimates in those models. Different assumptions and judgment determinations could yield different conclusions that would affect our operating results in the period that such change or determination is made. In 2009 and 2010, the fair value of the reporting unit significantly exceeded its carrying value.

Valuation of Long-lived Assets. Long-lived assets are comprised of property, plant and equipment and intangible assets with finite lives. We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable through projected undiscounted cash flows expected to be generated by the asset or the asset group.

When we determine that the carrying value of intangible assets or fixed assets may not be recoverable, we measure impairment by the amount by which the carrying value of the asset exceeds the related fair value. In these instances, fair value is estimated utilizing either a market approach considering quoted market prices for identical or similar assets, or an income approach determined using discounted projected cash flows. The determination of fair value requires that we make assumptions about future cash flows, discount rates and other estimates. Different assumptions could yield different conclusions that would affect our operating results in the period that such determination is made. There were no impairment losses on long-lived assets incurred during 2008, 2009 and 2010.

Self Insurance Reserves. We accrue for costs to provide self-insured benefits under our workers’ compensation and employee health benefits programs. We determine the accrual for workers’ compensation losses based on estimated costs to resolve each claim. We accrue for self-insured health benefits based on historical claims experience. We maintain insurance coverage to prevent financial losses from catastrophic workers’ compensation or employee health benefit claims. Our financial position or results of operations could be materially adversely impacted should we experience a material increase in claims costs, including claim settlements or the projected costs to resolve claims increase significantly from the previously estimated amounts. Our accrued liability for self-insured workers’ compensation and employee health benefits at December 31, 2009 and December 31, 2010 were $4.5 million and $4.9 million, respectively.

Environmental Reserves. We accrue for environmental remediation costs when it is probable that a liability has been incurred and a reasonable estimate of the liability can be made. Our remediation cost estimates are based on the facts known at the current time including consultation with a third-party environmental specialist and external legal counsel. Changes in environmental laws, improvements in remediation technology and discovery of additional information concerning known or new environmental matters could affect our operating results in the period that such change or determination is made.

Share Based Payments. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period. Determining the fair value of stock-

based awards at the grant date requires considerable judgment, including estimating the underlying value of the common stock, the expected term of stock options, expected volatility of the underlying stock, and the number of stock-based awards expected to be forfeited due to future terminations. In addition, for stock-based awards where vesting is dependent upon achieving certain operating performance goals, we estimate the likelihood of achieving the performance goals. Differences between actual results and these estimates could have a material impact on our financial results in the period that such determination is made.

Income Taxes. We estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as goodwill amortization, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance. To the extent we adjust our valuation allowance during a period, we increase or decrease our income tax provision in our consolidated statements of operations. If any of our estimates of our prior period taxable income or loss require change, material differences could impact the amount and timing of income tax benefits or payments for any period.

The Company provides liabilities for uncertain tax positions which requires that we evaluate positions taken or expected to be taken in our income tax filings in all jurisdictions where we are required to file, and provide a liability for any positions that do not meet a “more likely than not” threshold of being sustained if examined by tax authorities. Potential interest and penalties associated with any uncertain tax positions are recorded as a component of income tax expense.

Recent Accounting Pronouncements

None.

Quantitative and Qualitative Disclosures About Market Risk

We are subject to market risk associated with change in interest rates and foreign currency exchange rates. We do not use derivative financial instruments for trading or speculative purposes.

Interest Rate Risk

At December 31, 2010 we were not subject to market risk as the interest rates on our long-term debt are fixed and we do not have a balance outstanding on our ABL revolver. At December 31, 2009 we were subject to market risk associated with changes in the London Interbank Offered Rate (LIBOR) and the Federal Funds Rate published by the Federal Reserve Bank of New York in connection with our senior secured credit facility for which we had an outstanding balance at December 31, 2009 of $381.6 million with an interest rate of 2.51%. At December 31, 2009, we maintained a swap agreement that limited our exposure to variable interest rates. At December 31, 2009, the notional amount of the swap contract was $150.0 million. The notional amount decreased to $125.0 million on February 27, 2010 and the swap contract matured on November 27, 2010. We received variable rate payments (equal to the three month LIBOR rate) during the term of the swap contract and we’re obligated to pay fixed interest rate payments (4.85%) during the term of the contract. A 1% change in interest rates, considering the agreement in place that limits our exposure to variable interest rates, would have resulted in a change in interest expense of approximately $2.3 million per year. Excluding this agreement, a 1% change in interest rates would have resulted in a change in interest expense of approximately $3.8 million per year.

Foreign Currency Risk

Foreign currency risk is the risk that we will incur economic losses due to adverse changes in foreign currency exchange rates. We operate facilities in foreign countries. Our principal currency exposures relate to the Euro, the British pound, the Mexican peso and Malaysian ringgit. We consider adverse impacts to our operating results related to foreign currency exposures to be low. Our foreign operations are generally cash flow positive and all transactions, both revenue and expense, are predominantly denominated in the local currency. As a result, any adverse currency changes would impact both revenue and expenses, offsetting each other, with little change to net income or loss and the related cash flows.

Commodity Price Risk

We are exposed to fluctuations in commodity prices through the purchase of raw materials that are processed from commodities, such as platinum, gold, titanium, stainless steel, cobalt-chrome and aluminum. Given the historical volatility of certain commodity prices, this exposure can impact product costs. To manage these fluctuations, we utilize competitive pricing methods such as bulk purchases, blanket orders and long-term contracts with our major suppliers to reduce short term fluctuations, in addition to certain instances where we generally pass through the cost of the raw material, such as with platinum. Additionally, we often do not set prices for our products in advance of our commodity purchases; therefore, we can take into account the cost of the commodity in setting our prices for each order. In instances where we have supply agreements with customers, we partially adjust prices for the impact of raw material price increases. However, to the extent that we are unable to offset the increased commodity costs in our product prices, our results could be adversely affected.

BUSINESS

Overview

We believe that we are a leading provider of outsourced precision manufacturing and engineering services in our target markets of the medical device industry. We focus on what we believe are the largest and fastest growing segments of the medical device market including cardiology, endoscopy and orthopaedics. Our customers include leading global medical device companies including Abbott Laboratories, Boston Scientific, Johnson & Johnson, Medtronic, Smith & Nephew, St. Jude, Stryker and Zimmer. We provide our customers with reliable, high-quality, cost-efficient integrated outsourcing solutions that span the complete supply chain spectrum.

Our design, development and engineering, precision component manufacturing, device assembly and supply chain capabilities provide multiple strategic benefits to our customers. We help speed our customers’ products to market, lower their manufacturing costs, provide capabilities that they do not possess internally and enable our customers to concentrate their resources where they maximize value, including clinical education, research and sales and marketing.

We have long-term relationships with many of our largest customers and work closely with them as they design, test prototype, validate and produce their products. In many cases, we have worked with our key customers for over ten years. Based on discussions with our customers, we believe we are considered a preferred strategic supplier by a majority of our top ten customers and often become the sole supplier of the manufacturing and engineering services that we provide to our customers. Many of the end products we produce for our customers are regulated by the FDA, which has stringent quality standards for manufacturers of medical devices. Complying with these requirements involves significant investments of money and time, which results in stronger relationships with our customers through the multiple validations of our manufacturing process required to ensure high quality and reliable production. The joint investment of time and process validation by us and our customers, along with the possibility of supply disruptions and quality fluctuations associated with moving a product line, often create high switching costs for transferring product lines once a product is in production. Typically, once our customers have started production of a certain product with us, they do not move this product to another supplier. Further, validation requirements encourage customers to consolidate business with preferred suppliers such as us, whose processes have been previously validated.

We generate significant revenues from a diverse range of products that generally have long product life cycles. The majority of our revenues are generated by high value, single use products that are either regulated for one-time use, implanted into the body or are considered too critical to be re-used. We currently work with our customers on over 10,000 stock keeping units, providing us with tremendous product diversity across our customer base.

Our opportunities for future growth are expected to come from a combination of factors, including market growth, increasing our market share of the overall outsourcing market and increased outsourcing of existing and new products by our customers. This growing revenue base is made up of a diversified product mix with limited technology or product obsolescence risk. We manufacture many products that have been used in medical devices for over ten years, such as biopsy instruments, joint implants, pacemakers and surgical instruments. As our customers’ end market products experience new product innovation, we continue to supply the base products and services across end market product cycles.

The chart below provides a few examples of target markets, market segments, and the customer products that utilize our products and services.

Target Market	Market Segment	Customer Products
Cardiology	• Cardiac Rhythm Management	• Pacemakers and Implantable Defibrillators
• Implantable Conductor Leads and Implant Tools
• Procedure Tools and Accessories
	• Cardiovascular	• Cardiac and Peripheral Stents
• Guide Wires, Guide Catheters, & Delivery Systems
	• Cardiac Surgery	• Heart Valves
• Perfusion Cannulae and Kits
• Vein Grafting and Bypass Instruments

Orthopaedics	• Joint	• Hip, Knee and Shoulder Implants
• Surgical and Navigational Instruments
	• Spinal	• Vertebral Body Repair and Fusion
• Disc Repair and Replacement
• Procedure Instruments and Accessories
	• Arthroscopy	• Arthroscopes
• Shaver Blades, Suture Anchors, and Tools
	• Trauma	• Maxillofacial and Cranial Repair
• External and Extremity Repair

Endoscopy	• Gastrointestinal	• Biopsy Forceps
• GERD and pH Diagnostics and Therapy
	• Urology	• Stone Retrieval Systems
• Gynecology and Birth Control Devices
• Prostate Removal and Care Devices
	• Laparoscopy	• Harmonic Scalpel Blades and Surgical Tools
• Forceps and Biopsy Devices
• Procedural Tools and Accessories

Our Industry

We focus on the largest and fastest growing end markets within the medical device industry: cardiology, orthopaedics, and endoscopy. These end markets are attractive based on their large size, significant volume growth, strong product pipelines, competitive environment and a demonstrated need for our high-quality manufacturing and engineering services. We believe medical device companies that participate in one or more of these markets will generate demand growth and outsourcing opportunities related to the end markets in which they operate.

We believe that demand growth in the target end markets is driven primarily by the following:

Aging Population

The average age of the U.S. population is expected to increase significantly over the next decade. According to U.S. Census data, the total U.S. population is projected to grow approximately 5% over the next five years, while the number of individuals in the United States over the age of 65 is projected to grow approximately 16% in that same time. As the average age of the population increases, the demand for medical products and services, including medical devices, is expected to increase as well.

Active Lifestyles

As people live longer, more active lives, the adoption of medical devices such as orthopaedic implants and arthroscopy devices has grown. In addition, in order to maintain this active lifestyle, patients demand more functional, higher technology devices.

Advances in Medical Device Technology

The development of new medical device technology is driving growth in the medical device market. Examples include neurostimulation, minimally invasive spinal repair, vascular stenting and innovative implantable defibrillators, all of which are increasingly being adopted in the medical community because of the significant demonstrated patient benefits.

Increased Global Utilization

The global medical device market is largely concentrated in North America, Western Europe and Japan. As these populations grow and age, medical device volume growth increases. In addition, increased global utilization of medical devices further adds to medical device volume growth. Lastly, emerging countries in Asia, South America and Eastern Europe are also increasing their consumption of medical devices due to enhanced awareness and increasing financial flexibility.

Increase in Minimally Invasive Technologies

The medical device market is witnessing a major shift away from invasive or open surgical procedures to minimally invasive procedures and technologies. Minimally invasive procedures have been developed to reduce the pain, trauma, recovery time and overall costs resulting from open and more invasive procedures. The continued adoption of minimally invasive technologies is expected to continue driving growth in the overall medical device market.

Medical Device Companies in Our Key Target End Markets Are Outsourcing Manufacturing, Design and Engineering

As medical devices have become more technically complex, the demand for precision manufacturing capabilities and related engineering services has increased significantly. Many of the leading medical device companies in our end markets are increasingly utilizing third-party manufacturing and engineering providers as part of their business and manufacturing strategies. Outsourcing allows medical device companies to take advantage of the manufacturing technologies, manufacturing process experience and expertise, economies of scale, and supply chain management of third-party manufacturers. Most importantly, outsourcing enables medical device companies to concentrate their resources to create value including clinical education, research and development and sales and marketing.

We believe our current target market will continue to increase due to both the growth in medical device end markets and an increase in outsourcing by medical device companies. Key factors driving increased penetration in outsourcing include:

Increasing Complexity of Manufacturing Medical Device Products

As medical device companies seek to provide additional functionality in their products, the complexity of the technologies and processes involved in producing medical devices has increased. Medical device outsourcing companies have invested in facilities with comprehensive services and experienced personnel to deliver precision manufacturing services for these increasingly complex products. Medical device companies may also outsource because they do not possess the capabilities to manufacture their new products and/or manufacture them in a cost effective manner.

Desire to Accelerate Time-to-Market with Innovation

The leading medical device companies are focused on clinical education, research and development and sales and marketing in order to maximize the commercial potential for new products. For these new products, the medical device companies are attempting to reduce development time and compete more effectively. Outsourcing enables medical device companies to accelerate time-to-market and clinical adoption.

Reduced Product Development and Manufacturing Costs

We provide comprehensive services, including design and development, raw material sourcing, component manufacturing, final assembly, quality control and sterilization and warehousing and delivery, to our customers, often resulting in lower total product development costs.

Rationalization of Medical Device Companies’ Existing Manufacturing Facilities

Medical device companies are continually looking to reduce costs and improve efficiencies within their organizations. As medical device companies rationalize their manufacturing base as a way to realize cost savings, they are increasingly turning to outsourcing. Through outsourcing, medical device companies can reduce capital requirements and fixed overhead costs, as well as benefit from the economies of scale of the third-party manufacturer.

Increasing Focus on Clinical Education, Research and Development and Sales and Marketing

We believe medical device companies are increasingly focusing resources on clinical education, research and development and sales and marketing. Outsourcing enables medical device companies to focus greater resources on these areas while taking advantage of the manufacturing technologies, economies of scale and supply chain management expertise of third-party manufacturers.

Our Strengths

Our competitive strengths make us a preferred strategic partner for many of the leading medical device companies and position us for profitable growth. Our preferred provider status is evidenced through our long-term customer relationships, sourcing agreements and/or by official designations.

Market Leader

We believe that we are a leading provider of outsourced precision manufacturing services in our target markets. We continue to invest in information technology and quality systems that enable us to meet or exceed the increasingly rigorous standards of our customers and differentiate us from our competitors.

Strong Long-term Strategic Partnerships with Targeted Customers

We believe we are considered a preferred strategic provider of manufacturing services by many of our customers. Our highly focused sales teams are dedicated to serving the leading medical device manufacturers. With our large customers, we generate diversified revenue streams across separate divisions and multiple products. As a result, we are well-positioned to compete for a majority of our customers’ outsourcing needs and benefit as our customers seek to reduce their supplier base.

Breadth of Manufacturing and Engineering Capabilities

We provide a comprehensive range of manufacturing and engineering services, including: design, testing, prototyping, production and device assembly, as well as comprehensive global supply chain management capabilities. We have made significant investments in precision manufacturing equipment, proprietary manufacturing processes, information technology and quality systems. In addition, our internal research and development team has developed innovative automation techniques that create economies of scale that can reduce production costs and enable us to manufacture many products at lower costs than our customers and competitors.

Reputation for Quality

We believe that we have a reputation as a high quality manufacturer. Our manufacturing facilities follow a single uniform quality system and are ISO 13485 certified, a quality standard that is specific to medical devices and the most advanced level attainable. Due to the patient-critical and highly regulated nature of the products our customers provide, strong quality systems are an important factor in our customers’ selection of a strategic manufacturing partner. As a result, our systems and experience provide us with an advantage as large medical device companies partner with successful, proven manufacturers who have the systems necessary to deliver high quality products that meet or exceed their own quality standards.

Strategic Locations

We believe that the proximity of our design, prototyping and engineering centers to our major customers and the advantageous location of our manufacturing centers provide us with a competitive advantage. Our strategic locations allow us to facilitate speed to market, rapid prototyping, low cost assembly and overall customer familiarity. For example, our design, prototyping and engineering centers near Boston, Massachusetts and Minneapolis, Minnesota, and our manufacturing centers in Galway, Ireland, and near Minneapolis, Minnesota are strategically located near our major customers. In addition, our Juarez, Mexico facility provides, and we expect our planned facility in Malaysia to provide, our customers with low-cost manufacturing and assembly capabilities.

Recurring Free Cash Flow

We believe that as large medical device companies look to partner with suppliers of significant scale and stability, we are favorably positioned by having steadily improved margins and generated considerable liquidity. It is our belief that these factors combined with modest capital expenditures and working capital requirements will continue to generate recurring free cash flow.

History of Driving Cost Savings

Since 2007, we have re-aligned and streamlined our sales, finance, quality, engineering and customer service organizations into centrally managed organizations to better serve our customers. Since that time, we have continued to focus on optimizing and consolidating our operations and re-positioning our service capabilities to more strategically meet our customers’ needs. In the process, we have improved capital and facility utilization and enhanced our cost structure. We are implementing “Lean Manufacturing” and recently deployed a common enterprise resource management platform across our manufacturing facilities.

Experienced and Committed Management Team

We have a highly experienced management team with past experience in the healthcare and contract manufacturing industries.

Our Strategy

Our primary objective is to follow a focused and profitable growth strategy. We intend to strengthen our position as a leading provider of outsourced precision manufacturing and engineering services to our target markets through the following activities:

Grow Our Revenues

We are focused on increasing our share of revenues from the leading companies within our target markets and gaining new customers within these markets. We believe the strength of our customer relationships and our customer-focused sales teams, in combination with our comprehensive engineering and operating capabilities put us in a preferred position to capture an increasing percentage of new business with existing customers and gain new customers.

Increase Manufacturing Efficiencies

We are implementing “Lean Manufacturing” focused on improving overall process control and cycle time reduction while substantially increasing our labor, equipment and facility efficiencies. The program is aimed at reducing our overall manufacturing costs and improving our capital and facility utilization necessary to support our continued growth. The program consists of standardized training for all Accellent employees in both lean and six sigma fundamentals including standard tools to support the identification and elimination of waste and variation. We are also deploying customized training for specialized job functions to increase our population of Lean Sigma certified employees.

Leverage Design and Prototyping Capabilities and Presence

We intend to grow revenues from design and prototyping services by continuing to invest in selected strategic locations and equipment. We currently have design facilities near Minneapolis, Minnesota and Boston, Massachusetts. We believe being involved in the initial design and prototyping of medical devices positions us favorably to capture the ongoing manufacturing business of these devices as they move to volume production.

Provide an Integrated Supply Chain Solution

We are constantly adding strategic capabilities in order to provide a continuum of service for our customers throughout their product life cycles, thereby allowing them to reduce the number of vendors they deal with and focus their resources on speed to market. These capabilities range from concept validation and design and development, through manufacturing, warehousing and distribution. We are also evaluating other low cost capabilities and partnerships with customers. For example, our established presence in low-cost geographies such as Juarez, Mexico will continue to help us provide our customers with the most cost-effective solutions to meet their needs.

Selectively Pursue Complementary Acquisitions

Our first priority is to strengthen our core competencies and grow the business organically. However, given the fragmented nature of the medical device outsourcing industry and the opportunity this presents, we will selectively pursue complementary acquisitions which would allow us to expand our scope and scale to further enhance our offering to our customers.

Capabilities

As outsourcing by medical device companies continues to grow, we believe that our customers’ reliance upon the breadth of our capabilities increases. Our capabilities include Design and Engineering, Precision Component Manufacturing, Device Assembly and Supply Chain Management.

Design and Engineering We offer design and engineering services that include product design engineering, design for manufacturability, analytical engineering, rapid prototyping and pilot production. We focus on providing design solutions to meet our customers’ functional and cost needs by incorporating reliable manufacturing and assembly methods. Through our engineering design capabilities, we engage our customers early in the product development cycle to reduce their manufacturing costs and accelerate their time to market.

Capability	Description & Customer Application
Product Design Engineering	Computer Aided Design (CAD) tool used to model design concepts which supports the design portion of the project, freeing customers’ staff for additional research

Design for Manufacturability	Experience in manufacturing and process variation analysis ensures reliability and ongoing quality are designed in from the onset which eliminates customers’ need for duplicate quality assurance measures, provides for continuous improvement and assures long-term cost control objectives are met

Analytical Engineering	Finite Element Analysis (FEA) and Failure Mode and Effect Analysis (FMEA) tools verify function and reliability of a device prior to producing clinical builds, shortening the design cycle and allowing products to reach the market faster and more cost effectively

Physical Models	Computer Aided Manufacturing (CAM), Stereolithography and “Soft Tooling” concepts which permit rapid prototyping to provide customers with assurance that they have fulfilled the needs of their clinical customers and confirm a transition from design to production

Pilot Production	Short run manufacturing in a controlled environment utilizing significant engineering support to optimize process prior to production transfer, which provides opportunity to validate manufacturing process before placement in a full scale manufacturing environment

Precision Component Manufacturing We utilize a broad array of manufacturing processes to produce metal and plastic based medical device components. These include metal forming, machining and molding and polymer molding, machining and extrusion processes.

Capability	Description & Customer Application
Tube Drawing	Process to manufacture miniature finished tubes or tubular parts used in stents, cardio catheters, endoscopic instruments and orthopedic implants

Wire Drawing	Process to manufacture specialized clad wires utilized in a variety of cardiology and neurological applications

Wire Grinding & Coiling	Secondary processing of custom wires to create varying thicknesses or shapes (springs) used in guidewires and catheters for angioplasty and as components in neurological applications

Micro-Laser Cutting	Process uses a laser to remove material in tubular components resulting in tight tolerances and the ability to create the “net like” shapes used in both cardiology and peripheral stents

CNC Swiss Machining	Machining process using a predetermined computer controlled path to remove metal or plastic material thereby producing a three dimensional shape. Used in orthopaedic implants such as highly specialized bone screws and miniature components used in cardiac rhythm management

High Speed CNC multi-axis Profile Machining	Machining process using a predetermined computer controlled path to remove metal or plastic material thereby producing a three dimensional shape. Used to produce orthopedic implants where precise mating surfaces are required

Electrical Discharge Machining (EDM)	Machining process using thermal energy from an electrical discharge to create very accurate, thin delicate shapes and to manufacture complete components used in arthroscopy, laparoscopy and other surgical procedures

Plastic Injection Molding	Melted plastic flows into a mold which has been machined in the mirror image of the desired shape; process is used throughout the medical industry to create components of assemblies and commonly combined with metal components

Metal Injection Molding	Metal powders bound by a polymer are injected into a mold to produce a metal part of the desired shape; used in higher volume metal applications to reduce manufacturing costs in orthopaedics, endoscopy, arthroscopy and other procedures

Plastic Extrusion	Process that forces liquid polymer material between a shaped die and mandrel to produce a continuous length of plastic tubing; used in cardiology catheter applications

Alloy Development	Product differentiation in the medical device industry is commonly driven by the use of alternative materials; we work with our customers to develop application-specific materials that offer marketable features and demonstrable benefits

Forging	Process using heat and impact to “hammer” metal shapes and forms. Secondary processing needed to bring to finished form. Most often to fabricate surgical instruments within the medical industry

Device Assembly Device assembly is being driven by medical device companies’ focus on more products being released in shorter timeframes. To fulfill this growing need, we provide contract manufacturing services for complete/finished medical devices at our U.S., Mexico and Ireland facilities. We provide the full range of assembly capabilities defined by our customers’ needs, including packaging, labeling, kitting and sterilization.

Capability	Description & Customer Application
Mechanical Assembly	Uses a variety of sophisticated attachment methods such as laser, plasma, ultrasonic welding or adhesives to join components into complete medical device assemblies

Electro-Mechanical Assembly	Uses a combination of electrical devices such as printed circuit boards, motors and graphical displays with mechanical sub-assemblies to produce a finished medical device

Marking/Labeling & Sterile Packaging	Use of laser or ink jet marking or pad printing methods for product identification, branding and regulatory compliance; applying packaging methods such as form-fill-seal or pouch-fill-seal to package individual medical products for sterilization and distribution

Supply Chain Management Our supply chain management services encompass the complete order fulfillment process from raw materials to finished devices for entire product lines. This category of capabilities is an umbrella for the capabilities listed above, including design and engineering, component manufacturing device assembly raw materials sourcing, quality control/sterilization and warehousing and delivery, described below.

Capability	Description & Customer Application
Raw Materials Sourcing	Procurement and consulting on the choice of raw materials, assuring design and material suitability

Quality Control/Sterilization	The ability to design and validate quality control systems that meet or exceed customer requirements. In addition, we provide validated sterilization services

Warehousing and Delivery	The ability to provide customer storage and distribution services, including end user distribution

Business Segments

We have aligned the Company to reflect the consolidation of our sales, finance, quality, engineering and customer services into a centrally managed organization designed to better serve our customers, many of whom service multiple medical device markets. We have one operating and reportable segment which is evaluated regularly by our chief operating decision maker in deciding how to allocate resources and assess performance. Our chief operating decision maker is our chief executive officer.

Customers

Our customers include leading worldwide medical device manufacturers that concentrate primarily in the cardiology, endoscopy and orthopedic markets. We maintain strong relationships with our customers by delivering highly customized and engineered finished goods, assemblies, and components for their markets. For each of the years ended December 31, 2008, 2009 and 2010, approximately 95% of our net sales were derived from medical device companies. The remaining 5% of our net sales is derived from customers that serve the electronics, computer, industrial equipment and consumer markets for which we manufacture high quality, complex components that are used in such products as high density discharge lamps, fiber optics, motion sensors and power generators.

Our strategy is to focus on leading medical device companies, which we believe represent a substantial portion of the overall market opportunity, and emerging medical device companies. We provide numerous products and services to our customers across their varied business units. For the each of years ended December 31, 2008, 2009 and 2010, our 10 largest customers accounted for approximately 62%, 60% and 64% of our consolidated net sales. In particular, Johnson & Johnson and Medtronic each accounted for more than 10% of our net sales for the years ended December 31, 2008, 2009 and 2010. In addition, Boston Scientific accounted for more than 10% of our net sales for the year ended December 31, 2008.

We believe that our customers are attractive to us based on their large size, significant potential for volume growth, and strong product pipelines. Our customers continuously seek ways to maximize shareholder return, reduce costs, and speed innovation and time to market by outsourcing manufacturing and engineering services. Additionally, they have been increasingly willing to outsource their needs with us based on our proven quality, preferred supplier status, and strong relational partnerships.

Our firm order backlog at December 31, 2009 and 2010 totaled approximately $215.0 million and $206.7 million, respectively. Substantially all of these orders are expected to be shipped within one year.

International Operations

For the years ended December 31, 2009 and 2010, approximately 17% of our sales were to customers outside of the United States. International sales include additional risks such as currency fluctuations, duties and taxation, foreign legal and regulatory requirements, changing labor conditions and longer payment cycles. Refer to Note 14 to our consolidated financial statements included in this prospectus for information regarding sales and long-lived assets by country.

In November 2010, the Company acquired a building in Penang, Malaysia to support the Company’s growth plans in the region. The Company is currently in the process of re-fitting the interior of the building, making certain improvements to the exterior of the building and installing manufacturing equipment into the facility. We expect to commence production in this new facility during the fourth quarter of 2011 or the first quarter of 2012 and have commenced selling activities.

Information Technology

We are in the process of installing, and expanding the use of the Oracle 11i enterprise resource planning, or ERP, system across our primary manufacturing facilities. This project entails upgrading and deploying a common implementation of ERP functionality at these facilities. We believe our ERP platform and related information technology systems will enable us to better serve our customers by aiding us in predicting customer demand, utilizing the latest production planning methodologies, taking advantage of economies of scale in purchasing, providing greater flexibility to move product from design to manufacturing at various sites and improving the accuracy of capturing and estimating our manufacturing and engineering costs. In addition, we utilize computer aided design, or CAD, and computer aided manufacturing, or CAM, software at our facilities which allows us to improve our product quality and enhance the interactions between our engineers and our customers. We deploy our systems to provide direct business benefits to us, our customers and our suppliers.

Quality

Due to the patient-critical and highly regulated nature of the products our customers provide, strong quality systems are an important factor in our customers’ selection of a strategic manufacturing partner. In order for our customers to outsource manufacturing to us, our quality program must meet or exceed customer requirements.

Our Quality Management System is based on the standards developed by the International Organization for Standardization (ISO) and the FDA’s Quality System Regulation. These standards specify the requirements necessary for a quality management system to consistently provide product that meet or exceed customer requirements. Also included are requirements for processes to ensure continual improvement and continued effectiveness of the system. Compliance to ISO Standards is assessed by independent audits from an accredited third party (a Registrar) and through internal and customer audits of the quality system at each facility.

We have registered our facilities under a single Quality Management System which conforms to ISO 13485:2003, “Medical Devices—Quality management systems—Requirements for regulatory purposes.”

Supply Arrangements

We have established relationships with many of our materials providers. However, most of the raw materials that are used in our products are subject to fluctuations in market price. In particular, the prices of stainless steel, titanium and platinum have historically fluctuated, and the prices that we pay for these materials, and, in some cases, their availability, are dependent upon general market conditions. In most cases we have pass-through pricing arrangements with our customers that purchase precious metal components or we have established firm-pricing agreements with our suppliers designed to minimize our exposure to market fluctuations.

When manufacturing and assembling medical devices, we may subcontract manufacturing services that we cannot perform in-house. As we provide our customers with a fully integrated supply chain solution, we will continue to rely on third-party suppliers, subcontractors and outside sources for components or services that we cannot provide through our internal resources.

To date, we have not experienced any significant difficulty obtaining necessary raw materials or subcontractor services.

Intellectual Property

The products that we manufacture are made to order based on the customers’ specifications and may be designed using our design and engineering services. Generally, our customers retain ownership of and the rights to their products’ design while we retain the rights to any of our proprietary manufacturing processes.

We continue to develop intellectual property primarily in the areas of process engineering and materials development for the purpose of internal proprietary utilization. Our intellectual property enhances our production capabilities and improves margins in our manufacturing processes while providing competitive differentiation. Examples of technologies developed include improvements in micro profile grinding, polymer micro tube manufacturing, metal injection molding and surface enhancement methods for surgical implants.

We also continue to develop intellectual property for the purpose of licensing certain technologies to our medical device customers. The use of these technologies by our medical device customers in their finished design, component or material solution results in royalty revenues which are recognized at the time the product is shipped. Examples of licensed technologies include improvements to catheter based applications, gastrointestinal surgical devices and vascular stents.

In addition, we are a party to several license agreements with third parties pursuant to which we have obtained, on varying terms, non-exclusive rights to utilize patents held by third parties in connection with precision metal injection manufacturing technology.

Competition

The medical device outsourced manufacturing industry has traditionally been highly fragmented with several thousand companies, many of which we believe have limited manufacturing capabilities and limited sales and marketing expertise. We believe that very few companies offer the scope of manufacturing capabilities and services that we provide to medical device companies, however, we may compete in the future against companies that provide broad manufacturing capabilities and related services. We compete with different companies depending on the type of product or service offered or the geographic area served. We are not aware of a single competitor that operates in all of our target markets or offers the same range of products and services that we offer.

Our existing or potential competitors include suppliers with different subsets of our manufacturing capabilities, suppliers that concentrate in niche markets, and suppliers that have, are developing, or may in the future develop, broad manufacturing capabilities and related services. We compete for new business at all phases of the product lifecycle, which includes development of new products, the redesign of existing products and transfer of mature product lines to outsourced manufacturers. Competition is generally based on reputation, quality, delivery, responsiveness, breadth of capabilities, including design and engineering support, price, customer relationships and increasingly the ability to provide complete supply chain management rather than individual components.

Many of our customers also have the capability to manufacture similar products in house, if they so choose.

Government Regulation

Our business is subject to governmental requirements, including those federal, state and local environmental laws and regulations governing the emission, discharge, use, storage and disposal of hazardous materials and the remediation of contamination associated with the release of these materials at or from our facilities or off-site disposal locations. Many of our manufacturing processes involve the use and subsequent regulated disposal of hazardous materials. We monitor our compliance with all federal and state environmental regulations and have in the past paid civil penalties and taken corrective measures for violations of environmental laws. In anticipation of proposed changes to air emission regulations, we have incorporated advanced air emission control technologies at one of our manufacturing sites which uses a regulated substance. To date, such matters have not had a material adverse impact on our business or financial condition. However, we cannot assure you that such matters will not have a material impact on us in the future.

In prior years, we have entered into several settlements arising from alleged liability as potentially responsible parties for the off-site disposal or treatment of hazardous substances. None of those settlements have had a material adverse impact on our business or financial condition.

Environmental laws have been interpreted to impose strict, joint and several liability on owners and operators of contaminated facilities and parties that arrange for the off-site disposal or treatment of hazardous materials. In 2001, the United States Environmental Protection Agency, or EPA, approved a Final Design Submission submitted by UTI Corporation (“UTI”), our wholly owned subsidiary, to the EPA in respect of a July 1988 Administrative Consent Order issued by the EPA (the “Consent Order”). The Consent Order alleged that hazardous substances had been released into the environment from UTI’s Collegeville, Pennsylvania plant and required UTI to study and, if necessary, remediate the groundwater and soil beneath and around the plant. Since that time, UTI has implemented, and has been operating successfully, a contamination treatment system approved by the EPA.

During 2010, the EPA approved an amendment to the Consent Order which eliminated the need to treat potentially elevated chromium levels with an ion exchange treatment system. As a result of the amendment to the Consent Order, the environmental liability related to the Collegeville remediation was reduced by $1.3 million during 2010 to exclude the costs of operating the ion exchange treatment system. Refer to Note 13 to our consolidated financial statements included in this prospectus.

At December 31, 2010, we have a liability of $1.9 million, of which the Company expects to pay $0.1 million during 2011, related primarily to the Collegeville remediation. We have prepared estimates of our potential liability for these properties, if any, based on available information. Changes in EPA standards, improvement in cleanup technology and discovery of additional information, however, could affect the estimated costs associated with these matters in the future.

The Pennsylvania Department of Environmental Protection (“DEP”) has filed a petition for review with the U.S. Court of Appeals for the District of Columbia Circuit challenging recent amendments to the U.S. Environmental Protection Agency (“EPA”) National Air Emissions Standards for hazardous air pollutants from halogenated solvent cleaning operations. These revised standards exempt three industry sectors (aerospace, narrow tube manufacturers and facilities that use continuous web-cleaning and halogenated solvent cleaning machines) from facility emission limits for TCE and other degreaser emissions. The EPA has agreed to reconsider the exemption. The Company’s Collegeville facility meets current EPA control standards for TCE emissions and is exempt from the new lower TCE emission limit since we manufacture narrow tubes. As part of efforts to lower TCE emissions, we have begun to implement a process that will reduce the Company’s TCE emissions generated by its Collegeville facility. However, this process will not reduce TCE emissions to the levels required should a new standard become law.

We are a medical device and component manufacturing and engineering services provider. Some of the products that we manufacture are finished medical devices or components that go into finished medical devices. The manufacturing processes used in the production of these products must comply with FDA regulations, including its Quality System Regulation, or QSR. The QSR requires manufacturers of medical devices to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process. The QSR governs manufacturing activities broadly defined to include activities such as product design, manufacture, testing, packaging, labeling, distribution and installation. Our FDA registered facilities are subject to FDA inspection at any time for compliance with the QSR and other FDA regulatory requirements. Failure to comply with these regulatory requirements may result in civil and criminal enforcement actions, including financial penalties, seizures, injunctions and other measures. In some cases, failure to comply with the QSR could prevent or delay our customers from gaining approval to market their products. Our products must also comply with state and foreign regulatory requirements.

In addition, the FDA and state and foreign governmental agencies regulate many of our customers’ products as medical devices. FDA approval/clearance is required for those products prior to commercialization in the U.S., and approval of regulatory authorities in other countries may also be required prior to commercialization in those jurisdictions. Moreover, in the event that we build or acquire additional facilities outside the U.S., we will be subject to the medical device manufacturing regulations of those countries. Our Mexico facility must comply with U.S. FDA regulations, which we believe are more stringent than the local regulatory requirements that our Mexico facility must also comply with. Some other countries may rely upon compliance with U.S. regulations or upon ISO certification as sufficient to satisfy certain of their own regulatory requirements for a product or the manufacturing process for a product.

In order to comply with regulatory requirements, our customers may wish to audit our operations to evaluate our quality systems. Accordingly, we routinely permit audits by our customers.

Employees

As of December 31, 2010, we had 3,326 employees. We also employ a number of temporary employees to assist with various projects. Other than certain employees at our facility in Aura, Germany, our employees are not represented by any union. We have never experienced a work stoppage or strike and believe that we have good relationships with our employees.

Properties

We lease 17 facilities and own 6 facilities. Our principal executive office is located at 100 Fordham Road, Building C, Wilmington, Massachusetts 01887. Certain of the properties in Trenton, Georgia and all of the owned properties are subject to mortgages to support our obligations under the ABL revolver and the senior secured notes. We believe that our current facilities are adequate for our operations. Certain information about our facilities is set forth below:

Location	Approximate Square Footage	Own/Lease
Arvada, Colorado	45,000	Lease
Brimfield, Massachusetts	30,000	Own
Brooklyn Park, Minnesota	133,000	Lease
Collegeville, Pennsylvania	179,000	Own
El Paso, Texas	20,000	Lease
Englewood, Colorado	40,000	Lease
Huntsville, Alabama	44,000	Own
Laconia, New Hampshire	41,000	Lease
Orchard Park, New York	64,000	Lease
Pittsburgh, Pennsylvania	68,000	Own
Salem, Virginia	66,000	Lease
Sturbridge, Massachusetts	18,000	Lease
Trenton, Georgia	42,000	Lease
Upland, California	50,000	Lease
Watertown, Connecticut	46,000	Lease
Wheeling, Illinois	48,000	Own
Wheeling, Illinois	51,000	Lease
Wilmington, Massachusetts	22,000	Lease
Aura, Germany	17,000	Lease
Galway, Ireland	16,000	Lease
Juarez, Mexico	101,000	Lease
Manchester, England	11,000	Lease
Penang, Malaysia	61,000	Own

Total	1,213,000

Legal Proceedings

The Company is involved in various legal proceedings in the ordinary course of business including the environmental matters described above in “Government Regulation,” which are incorporated by reference herein. In the opinion of management, the outcome of such proceedings will not have a materially adverse effect on the Company’s financial position or results of operations or cash flows.

MANAGEMENT

Our executive officers and the directors, and their respective ages as of the date of this prospectus, are as follows:

Name	Age	Position
Donald J. Spence	57	Chief Executive Officer, President and Director
Jeremy A. Friedman	57	Chief Financial Officer, Executive Vice President, Treasurer and Secretary
Jeffrey M. Farina	54	Executive Vice President of Technology and Chief Technology Officer
Dean D. Schauer	44	Executive Vice President, Operations, Supply Chain and Engineering
Kenneth W. Freeman	60	Chairman of the Board and Director
James C. Momtazee	39	Director
Chris Gordon	38	Director

Director Qualifications

The Board of Directors (the “Board”) seeks to ensure that the Board is composed of members whose particular experience, qualifications, attributes and skills, when taken together, will allow the Board to satisfy its oversight responsibilities effectively. In identifying candidates for membership on the Board, our Board takes into account (1) minimum individual qualifications, such as high ethical standards, integrity, mature, careful judgment, industry knowledge or experience and an ability to work collegially with the other members of the Board and (2) all other factors it considers appropriate, including our contractual obligations with investment funds affiliated with Kohlberg Kravis Roberts & Co., L.P. (“KKR”) and Bain Capital, LLC (collectively, the “Sponsor Group”).

Kenneth W. Freeman, James C. Momtazee and Chris Gordon were appointed to the Board as a consequence of their respective relationships with investment funds affiliated with the Sponsor Group. They are collectively referred to as the “Sponsor Directors.” In April 2010, Donald J. Spence was elected to the Company’s Board, and began to serve as a director upon the commencement of his employment with Accellent Inc. on May 24, 2010. Mr. Spence’s appointment to the Board considered his experience, qualifications, attributes and skills, particularly within the medical device space.

When considering whether the Board’s directors and nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board to satisfy its oversight responsibilities effectively in light of Company’s business and structure, the Board focused primarily on the information discussed in each of the Board members’ or nominees’ biographical information set forth below.

Each of the Sponsor Directors was elected to the Board pursuant to a Stockholders’ Agreement, dated as of November 16, 2005, among Accellent Holdings Corp., our parent company, an affiliate of Kohlberg Kravis Roberts & Co. L.P. and certain affiliates of Bain Capital. Pursuant to such agreement, Kenneth W. Freeman and James C. Momtazee were appointed to the Board as a consequence of their respective relationships with KKR, and Chris Gordon was appointed to the Board as a consequence of his relationship with Bain Capital.

As a group, the directors possess experience in owning and managing enterprises like the Company and are familiar with corporate finance, strategic business planning activities and issues involving stakeholders more generally.

Donald J. Spence has served as our President and Chief Executive Officer and a Director since May 2010. Prior to joining Accellent, Mr. Spence served as Chief Executive Officer of Philips Home Healthcare Solutions. Mr. Spence was President of the Sleep and Home Respiratory Group for Respironics, Inc. from 2005 until the firm was acquired by Royal Philips Electronics in 2008. Mr. Spence began his career as a financial analyst at Ford Motor Company, and has served in various roles in the medical device and automotive industries, including strategic planning, operations, global marketing, sales and senior management for BOC Group plc and GKN plc. Mr. Spence received a bachelor’s degree in economics from Michigan State University in 1975 and a master’s degree in economics from Central Michigan University in 1979.

Kenneth W. Freeman served as our Executive Chairman from January 2006 to May 2010, and as our Chairman since May 2010. Mr. Freeman also served as our Acting Chief Executive Officer from November 2009 to May 2010. Mr. Freeman joined KKR as a managing director in 2005. He was named a member of KKR in 2007. Prior to joining KKR, Mr. Freeman was the founding Chairman and CEO of Quest Diagnostics Incorporated. He is also Chairman of Masonite Corporation, and a director of HCA, Inc. He has been a director since November 2005.

Jeremy A. Friedman has served as our Chief Financial Officer, Executive Vice President, Treasurer and Secretary since September 4, 2007. Prior to joining us, Mr. Friedman held several executive positions at Flextronics International Ltd., including Senior Vice President—Business Development from December 2006 to August 2007, Senior Vice President of Finance and Global Supply Chain—Components from January 2006 to December 2006, Chief Operating Officer—Flextronics Network Services from January 2004 to January 2006 and Vice President—Global Internal Audit from September 2002 to January 2004. Mr. Friedman holds a Bachelor of Arts Degree in Religion from Haverford College and an M.B.A. from Harvard Business School.

Jeffrey M. Farina has served as our Executive Vice President of Technology and Chief Technology Officer since June 2004, and from June 2000 to June 2004 our Vice President of Engineering. Mr. Farina has B.S. and M.S. degrees in mechanical engineering from Drexel University.

Dean D. Schauer has served on the Executive Staff of Accellent since 2004. In his current role as our Executive Vice President, Operations, Supply Chain and Engineering, Dean is responsible for all manufacturing, manufacturing engineering, and design and development engineering. He has been affiliated with Accellent and its predecessor companies since 2000 in roles including Engineering Manager, Director of Program Management, Vice President of Engineering and Quality, Senior Vice President of Engineering and Customer Operations as well as direct Operations Leadership. Prior to working at Accellent, Dean worked for 10 years in various positions including Application Engineering, Technology Development, Technical Management, and Global Engineering and Sales Management. Dean has a Bachelor of Science degree in Metallurgical Engineering from South Dakota School of Mines and Technology and is certified in Six Sigma methodology.

James C. Momtazee has been an executive of KKR since 1996 and was named a member in 2008. From 1994 to 1996, Mr. Momtazee was with Donaldson, Lufkin & Jenrette in its investment banking department. Mr. Momtazee is also a director of Jazz Pharmaceuticals, Inc. and HCA Inc.

Chris Gordon has been a Managing Director at Bain Capital since 2008 and has been with the firm since 1997. Prior to joining Bain Capital, Mr. Gordon was a consultant at Bain & Company. Mr. Gordon holds an MBA from Harvard Business School and an AB in Economics from Harvard College. Mr. Gordon also serves as a member of the Board of Directors of HCA, Inc., CRC Health Group, Inc. and Quintiles Transnational, Inc.

Section 16(a) Beneficial Ownership Reporting Compliance

None of our directors, executive officers or any beneficial owner of more than 10% of our equity securities is required to file reports pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to their relationship with us because we do not have any equity securities registered pursuant to Section 12 of the Exchange Act.

Code of Business Conduct and Ethics

Our Board of Directors has adopted a code of business conduct and ethics applicable to directors, officers and employees to establish standards and procedures related to the compliance with laws, rules and regulations, treatment of confidential information, conflicts of interest, competition and fair dealing and reporting of violations of the code; and includes a requirement that we make prompt disclosure of any waiver of the code for executive officers or directors made by our Board of Directors. A copy of the code of business conduct and ethics is available in print without charge to any person who sends a request to the office of the Secretary of the Company at 100 Fordham Road, Wilmington, Massachusetts 01887.

Audit Committee Matters

Our Board of Directors has an Audit Committee that is responsible for, among other things, overseeing our accounting and financial reporting processes and audits of our financial statements. The Audit Committee is comprised of Messrs. Momtazee and Gordon.

Our audit committee does not include a “financial expert” as that term is defined in applicable regulations. The members of our audit committee have substantial experience in assessing the performance of companies and in understanding financial statements, accounting issues, financial reporting and audit committee functions. However, no member has comprehensive professional experience with generally accepted accounting principles and financial statement preparation and analysis and, accordingly, the Board of Directors does not consider either of them to be a “financial expert” as that term is defined in applicable regulations. Nevertheless, the Board of Directors believes that the members of our audit committee have the necessary expertise and experience to perform the functions required of the audit committee and, given their respective backgrounds, it would not be in the best interests of the Company to replace any of them with another person to qualify a member of the audit committee as a “financial expert.”

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Compensation Philosophy and Objectives

Our compensation philosophy and programs are designed to attract and retain talented executives that will drive shareholder value. We achieve this goal by offering a competitive comprehensive compensation strategy that links executive pay to the achievement of measurable corporate and individual performance objectives that we believe enhance and motivate our executives to excel. Examples of such objectives include growth in revenue and EBITDA and the accomplishment of personal objectives that typically focus on more tactical areas like market penetration, new business, increased productivity, decreased costs, reductions in cycle time, fill rate and customer lot acceptance. We manage this process through our performance management and incentive design strategies.

Broadly stated, our compensation programs intend to reward the creation of shareholder value, financial and operational performance and individual expertise and experience.

Accellent also provides special compensation in certain situations. When attracting talent to our organization, annual compensation packages for new executives are determined by the competitive market for the role, experience of the candidate and to some extent, geographical location. As part of our executive recruiting process, we occasionally offer signing bonuses to offset compensation forfeited by the candidate when terminating employment with his or her prior employer.

Compensation Process

The Board of Directors of Accellent Holdings Corp. establishes compensation and benefit practices for the executives of Accellent. The compensation levels for executive officers are based on internal assessments by our largest stockholder, KKR Millennium GP LLC, prior compensation levels of those executives, the pay levels of the person in the role previously at Accellent and input from our search firm. For executive officers who are not newly recruited, current compensation levels are a result of merit increases from prior levels.

Elements of Compensation for Named Executive Officers

We achieve the objectives of our compensation program through the use of several compensation elements. We use a combination of direct compensation, such as salary, bonus, equity awards, limited perquisites and indirect compensation in the form of retirement benefits. We also provide executives with change in control and severance protection. During 2010, our Named Executive Officers are Kenneth W. Freeman, Chairman of the Board and who through May 2010 was our acting Chief Executive Officer, Donald J. Spence, our President and Chief Executive Officer, Jeremy A. Friedman, our Chief Financial Officer, Executive Vice President, Treasurer and Secretary, Dean D. Schauer, our Executive Vice President of Operations, Supply Chain and Engineering and Jeffrey M. Farina, our Executive Vice President and Chief Technology Officer.

•	Salary

Our base salary payments are used to compensate executives for their role at Accellent and for their individual expertise and experience and to provide executives with a stable and predictable source of income. Annual merit increases are based on a combination of accomplishments versus objectives (50%), completion of the normal duties of the role as defined in the job description (20%) and abiding by Accellent’s values (30%). During 2010, each of Messrs. Friedman, Schauer and Farina received 4% salary increases as a result of the merit increase process.

•	Bonus

Accellent’s short-term incentive program consists of our annual bonus plan. We use our annual bonus plan, in combination with salary, to provide the executive with a total compensation package that exceeds the market when all annual goals are met. Eligibility for the annual bonus plan is dependent on role within the organization as well as competitive market data. All of our executive officers participate in the annual bonus plan. Rewards are determined based upon the accomplishment of annual goals and objectives. An annual target bonus of a percentage of the base salary is established at date of hire, and reviewed annually, and also determined, near time of payment, utilizing a combination of financial target elements, such as growth of Adjusted EBITDA (as defined in the “Selected Financial Data” section above), and personal objectives. We believe that both the financial targets and personal objectives are achievable. Executives may also be eligible for bonuses in excess of the annual target bonus for substantially exceeding the financial targets or for extraordinary performance. In 2010, the Named Executive Officer bonus plans were based on achievement of a revenue target (40%), an Adjusted EBITDA target (40%) and achievement of a measure of employee engagement (20%). To achieve the full bonus potential at 100%, the Company must have achieved revenue of $515.3 million and Adjusted EBITDA of $113.8 million. The plan permits bonus achievement should a minimum level of achievement be reached. For 2010 these minimums were $109.9 million for Adjusted EBITDA and $489.6 million for revenue. However, should the employee engagement measure not be achieved the Company is not obligated to pay bonuses regardless of achievement of other measures. In 2010, the employee engagement measure was not achieved. As a result, all bonus payments for 2010 are discretionary.

•	Equity awards

Accellent’s long-term incentive award program utilizes equity instruments to offer our executives a vehicle for wealth accumulation and provides Accellent with a strong retention instrument. Equity-based awards are intended to align the financial interest of our executives with long-term shareholder value creation. Equity-based awards are typically provided to executives upon hire or with an increase in responsibility. Equity grants historically have not been provided on an annual basis.

We have adopted the 2005 Equity Plan for Key Employees of Accellent Holdings Corp. and its Subsidiaries and Affiliates (the “Equity Plan”), which provides for the grant of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code), options that are not incentive stock options and various other stock-based grants, including the shares of common stock of Accellent Holdings Corp. (our Parent) and options granted to executive officers and other key employees. As of the date of this report, we have granted under the Equity Plan certain options as non-incentive stock options. The options are generally granted as follows: 50% vest and become exercisable over the passage of time, which we refer to as “time options,” assuming the option holder continues to be employed by us, and 50% vest and become exercisable upon the achievement of certain performance targets, which we refer to as “performance options.”

Exercise Price. The exercise price of the options is the fair market value of the shares underlying the options on the date of the grant of the option.

Vesting of Time Options. Time options generally become exercisable by the holder of the option in installments equal to 20% on each of the first five anniversaries of the grant date.

Vesting of Performance Options. Performance options generally are eligible to become exercisable over the first five fiscal years occurring after the grant date upon the achievement of certain performance targets for fully diluted share value growth over the five year window, using a defined calculation and pre-determined performance targets. In the event that performance targets are not achieved in any given fiscal year but are achieved in a subsequent year, the performance option will become exercisable as to the previously unexercisable percentage of the performance options from the missed years, as well as with respect to the percentage of the performance options in respect of the fiscal year in which the performance targets are achieved.

Effect of Change in Control of Accellent Holdings Corp. In addition, immediately prior to a change in control of Accellent Holdings Corp., as defined in the Equity Plan, (1) the exercisability of the time options will automatically accelerate with respect to 100% of the shares of common stock of Accellent Holdings Corp. subject to the time options and (2) a percentage of the unvested performance options will automatically vest if, as a result of the change in control, a specified rate of return is achieved by Accellent Holding Corp.

Effect of Disposition of Shares of Common Stock of Accellent Holdings Corp. In addition, based upon Accellent Holdings LLC’s disposition of its shares of common stock of Accellent Holdings Corp., the exercisability of the time and performance options will automatically accelerate with respect to a percentage of the shares of common stock of Accellent Holdings Corp. that would otherwise be subject to time and performance vesting conditions.

Miscellaneous. The options will only be transferable by will or pursuant to applicable laws of descent and distribution upon the death of the option holder. The Equity Plan may be amended or terminated by Accellent Holdings Corp.’s Board of Directors at any time.

•	Limited Perquisites

Accellent has limited perquisite benefits. We provide our executives with access to a Company paid comprehensive annual physical. In addition, we provide certain executives with a car allowance, the amount of which is dependent on their role within the organization.

•	Retirement Benefits

Accellent provides retirement benefits to executives through a Company-wide 401(k) plan. The plan has a 5 year vesting schedule and matches employee contributions at a rate of 50% of the first 6% of employee contributions. This retirement benefit is designed to allow the executive to use the tax deferred feature of a 401(k) plan to build a retirement fund. Mr. Farina is also a participant in the Supplemental Executive Retirement Pension Program (SERP) because he was affiliated with us before we discontinued any new participation in the SERP.

•	Change-in-Control and Severance Arrangements

Accellent believes executive officers should be protected and motivated in the event of a change in control of Accellent. The major component of the change in control protections for executives is reflected in our equity agreements and is in the form of an accelerated vesting schedule. In addition, we also offer salary continuation protection commensurate with role in the organization and experience.

Summary Compensation Table

The following table sets forth information for the fiscal years ended December 31, 2008, 2009 and 2010 concerning all compensation awarded to, earned by or paid to the individuals who served as our chief executive officer and chief financial officer during the fiscal year ended December 31, 2010 and our other two Executive Vice Presidents who served in their roles during our most recently completed fiscal year. We refer to these individuals as our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)(9)	Stock Awards ($)(4)	Option Awards ($)(5)	Non-Equity Incentive Plan Compensation ($)		Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)		All Other Compensation ($)		Total ($)
Donald J. Spence (1)	2010	334,521	150,545	—	2,903,845	—		—		—		3,388,911
President and Chief Executive Officer
Jeremy A. Friedman	2010	368,408	112,333	—	223,527	—		—		7,910	(7)	712,178
Chief Financial Officer, Executive Vice President, Treasurer and Secretary	2009 2008	360,000 360,000	— —	—	— —	— 299,376	(5)	— —		7,530 117,970	(7) (7)	367,530 777,346
Dean D. Schauer (2)	2010	281,423	71,508	—	223,527	—		—		14,610	(8)	591,068
Executive Vice President, Operations, Supply Chain and Engineering	2009 2008	248,482 222,422	— —	— —	234,611 54,782	— 158,908		— —		14,672 14,233	(8) (8)	497,765 450,345
Jeffrey M. Farina	2010	237,176	60,062	—	—	—		1,059,732	(6)	15,117	(8)	1,372,087
Executive Vice President of Technology and Chief Technology Officer	2009 2008	232,101 228,381	— —	— —	— 146,084	— 160,846		217,295 123,421	(6) (6)	15,046 14,811	(8) (8)	464,442 673,543
Kenneth W. Freeman (3)	2010	—	—	—	—	—		—		30,000	(3)	30,000
Chairman	2009 2008	— —	— —	— —	— —	— —		— —		31,000 30,000	(3) (3)	31,000 30,000

(1)	Mr. Spence joined the Company as President and Chief Executive Officer effective May 2010. Mr. Spence’s employment agreement specified that he was to receive equity awards as determined by the Board of Directors.
(2)	Mr. Schauer was named Executive Vice President, Operations, Supply Chain and Engineering in August 2010.
(3)	Mr. Freeman serves as our Chairman and served as our acting Chief Executive Officer from November 2009 to May 2010. Mr. Freeman did not receive any compensation other than in his capacity as a director. The amounts reported in the “All Other Compensation” column reflect fees he was paid in his capacity as a director. Mr. Freeman elected to defer the entire amount of his fees for 2010 under the Directors’ Deferred Compensation Plan to a phantom stock account.
(4)	Stock and option awards reflect the aggregate grant date fair value of awards granted during the applicable fiscal year. For assumptions used to determine grant date fair value, see the “Stock-Based Compensation” section in Note 8 to the Consolidated Financial Statements.
(5)	For 2008, Mr. Friedman received a portion of his bonus in the form of fully vested shares of common stock of Accellent Holdings Corp. in lieu of his investment in Accellent Holdings Corp. This amounted to $135,917.
(6)	This amount represents a change in pension value.
(7)	This amount represents employer contributions to a 401(k) plan, life insurance premiums, relocation costs and an incentive for Mr. Friedman’s participation in a Company sponsored wellness incentive. Relocation costs amounted to $111,070 in 2008.
(8)	This amount includes employer contributions to a 401(k) plan, life insurance premiums and auto allowances.
(9)	The reported amounts for Bonus for Messrs. Spence, Friedman, Schauer and Farina have been updated herein from that which was reported in our Annual Report on Form 10-K filed on March 25, 2011 to reflect the amounts paid to each individual.

Grants of Plan-Based Awards in 2010

The following table provides summary information for each of our named executive officers with respect to grants of plan-based awards in 2010.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Donald J. Spence	5/24/10	—	$301,068	—		1,250,000			1,250,000	$3.00	$2,903,845
Jeremy A. Friedman	7/20/10	—	$224,649	—		100,000			100,000	$3.00	$223,527
Dean D. Schauer	7/20/10	—	$143,000			100,000			100,000	$3.00	$223,527
Jeffrey M. Farina	—	—	$120,165	—		—			—	—	—
Kenneth W. Freeman	—	—	—	—	—	—	—	—	—	—	—

The time options generally become exercisable by the holder of the option in installments of 20% on each of the first five anniversaries of the option’s grant date. Performance options generally become exercisable over the first five fiscal years occurring after the grant date upon the achievement of certain performance targets. In the event that performance targets are not achieved in any given fiscal year but are achieved in a subsequent year, the performance option will become exercisable as to the previously unexercisable percentage of the performance options from the missed years, as well as with respect to the percentage of the performance options in respect of the fiscal year in which the performance targets are achieved. For further details on performance options, see the “Compensation Discussion & Analysis” section.

Employment Agreements

We have entered into employment agreements with certain named executive officers, which provide for their employment as executive officers of us and our subsidiaries. The terms of these employment agreements are set forth below.

In April 2010, we entered into an employment agreement with Donald J. Spence to serve as our President and Chief Executive Officer. Under the agreement, Mr. Spence is entitled to an annual salary of $550,000, subject to subsequent annual adjustment. Mr. Spence is eligible for an annual target bonus of 90% of his base salary (the “Annual Target Bonus”), based upon his reaching individual and Company-related performance milestones. Mr. Spence was also eligible for bonuses in excess of the Annual Target Bonus of up to one and one-half times the Annual Target Bonus for substantially exceeding the specified milestones, as well as for other extraordinary performance.

In September 2007, we entered into an employment agreement with Jeremy Friedman to serve as our Executive Vice President and Chief Financial Officer. The agreement was amended on March 31, 2008. Under the amended agreement, Mr. Friedman is entitled to an annual salary of $360,000, subject to subsequent annual adjustment. Mr. Friedman is eligible for an annual target bonus of 60% of his base salary (the “Annual Target Bonus”), based upon Mr. Friedman reaching individual and Company-related performance milestones. Mr. Friedman may also be eligible for bonuses in excess of the Annual Target Bonus of up to one and one-half times the Annual Target Bonus for substantially exceeding the specified milestones, as well as for other extraordinary performance. For 2008, Mr. Friedman’s bonuses were paid in the form of fully vested shares of common stock of Accellent Holdings Corp. to the extent that Mr. Friedman had not made an investment in Accellent Holdings Corp. of an amount equal to $150,000 at the time the bonuses were paid.

In December 2005, we entered into an employment agreement with Jeffrey M. Farina to serve as our Executive Vice President of Technology and Chief Technology Officer. Under the agreement, Mr. Farina is entitled to an annual salary of $215,000, subject to subsequent annual adjustment. In addition, Mr. Farina is eligible for an annual target bonus of 50% of his base salary (the “Annual Target Bonus”), based upon Mr. Farina reaching individual and Company-related performance milestones. Mr. Farina may also be eligible for bonuses in excess of the Annual Target Bonus for substantially exceeding the specified milestones, as well as for other extraordinary performance.

In July 2009, we entered into an employment agreement with Dean D. Schauer to serve as our Executive Vice President of Operations, Supply Chain and Engineering. Under the agreement, Mr. Schauer is entitled to an annual salary of $275,000, subject to subsequent annual adjustment. In addition, Mr. Schauer is eligible for an annual target bonus of 50% of his base salary (the “Annual Target Bonus”), based upon Mr. Schauer reaching individual and Company-related performance milestones. Mr. Schauer may also be eligible for bonuses in excess of the Annual Target Bonus for substantially exceeding the specified milestones, as well as for other extraordinary performance.

Outstanding Equity Awards at December 31, 2010

The following table provides summary information for each of our named executive officers with respect to outstanding equity awards held as of December 31, 2010. All stock options in the table below were granted by Accellent Holdings Corp. Our named executive officers did not hold any other form of equity-based compensation as of December 31, 2010.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Options Exercise Price ($)	Option Expiration Date
Donald Spence	—	1,250,000	1,250,000	$3.00	05/24/20
Jeremy Friedman	466,650	200,000	333,350	$3.00	09/04/17
	—	100,000	100,000	$3.00	07/20/20
Jeffrey M. Farina	20,182	—	—	$1.25	7/19/14
	82,401	—	82,401	$5.00	11/22/15
	73,330	60,000	66,670	$3.00	4/29/2018
Dean D. Schauer	40,363	—	—	$1.25	7/1/2014
	20,182	—	—	$1.25	7/19/2014
	20,812	—	20,812	$5.00	11/22/2015
	20,000	5,000	25,000	$5.00	12/19/2016
	27,499	22,500	25,001	$3.00	4/29/2018
	30,000	120,000	150,000	$3.00	7/14/2019
	—	100,000	100,000	$3.00	7/20/2020
Kenneth W. Freeman	—	—	—	—	—

Certain options with the exercise price of $1.25 are roll-over options and were fully vested upon grant. For the remaining options, 50% are time options and 50% are performance options. The grant dates for time and performance options are 10 years prior to the expiration dates. For more details about the vesting schedule of our equity awards, see the “Compensation Discussion & Analysis” section.

Option Exercises and Stock Vested in 2010

The following table provides summary information for each of our named executive officers with respect to option exercises and stock vested in 2010. All stock awards vested as noted in the table below were in the stock of Accellent Holdings Corp.

Name	Option Exercises and Stock Vested in 2010
	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Donald J. Spence	—	—	—	—
Jeremy Friedman	—	—	—	—
Dean D. Schauer	—	—	—	—
Jeffrey M. Farina	98,096	$294,287	—	—
Kenneth W. Freeman	—	—	—	—

Pension Benefits for 2010

We maintain a Supplemental Executive Retirement Pension Program (“SERP”) for one of our named executives. Mr. Farina is the only named executive officer who participates in the SERP because he is the only named executive officer who was affiliated with us before we discontinued new participation in the SERP. Benefits under the SERP are shown in the table below.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Jeffrey Farina	SERP	20	$534,447	$—

The present value of the accumulated benefit was determined based on discounted cash flows at a rate of 5.5%. Annual salary increases were projected at the rate of 3%. Benefits are payable if the participant has at least 10 years of service and retires no earlier than age 55. Termination prior to age 55 will result in forfeiture of the SERP benefit.

Nonqualified Deferred Compensation for 2010

Mr. Freeman participates in the Directors Deferred Compensation Plan, see “—Director Compensation.”

Change-In-Control and Severance Arrangements

Severance Arrangements

We have entered into severance and change-in-control agreements with certain of our named executive officers. The terms of these agreements are set forth below.

If Mr. Spence is terminated without cause or decides to leave his employment for good reason, then, in consideration for the execution by Mr. Spence of a release, we will continue to pay Mr. Spence his base salary then in effect and we will continue to provide health, dental and vision insurance for eighteen months from the date of termination of employment. We estimate the total severance cost to be $877,000 based on Mr. Spence’s compensation level as of December 31, 2010. If Mr. Spence is terminated due to death or disability, then the Company will pay to the estate of Mr. Spence or Mr. Spence as the case may be, the compensation that would otherwise be payable to Mr. Spence up to the end of the month in which the termination of his employment because of death or disability occurs, including pro-rata bonus. If Mr. Spence is terminated for cause or decides to leave his employment without good reason, his rights to base salary, benefits and bonuses shall immediately terminate. The agreement also incorporates non-competition provisions. Mr. Spence’s employment agreement has a two year initial term with one year extensions after the initial term and is subject to termination upon 90 days written notice.

If Mr. Friedman is terminated without cause or decides to leave his employment for good reason, then, in consideration for the execution by Mr. Friedman of a release, we will continue to pay Mr. Friedman his base salary then in effect and we will continue to provide health, dental and vision insurance for eighteen months from the date of termination of employment. We estimate the total severance cost to be approximately $597,000 based on Mr. Friedman’s compensation level as of December 31, 2010. If Mr. Friedman is terminated due to death or disability, then the Company will pay to the estate of Mr. Friedman or Mr. Friedman as the case may be, the compensation that would otherwise be payable to Mr. Friedman up to the end of the month in which the termination of his employment because of death or disability occurs, including pro-rata bonus. If Mr. Friedman is terminated for cause or decides to leave his employment without good reason, his rights to base salary, benefits and bonuses shall immediately terminate. The agreement also incorporates non-competition provisions. Mr. Friedman’s employment agreement has a two year initial term with one year extensions after the initial term and is subject to termination upon 90 days written notice.

In December 2005, we entered into an employment agreement with Jeffrey M. Farina to serve as our Executive Vice President of Technology and Chief Technology Officer. Under the agreement, Mr. Farina is entitled to an annual salary of $215,000, subject to subsequent annual adjustment. In addition, Mr. Farina is eligible for an annual target bonus of 50% of his base salary (the “Annual Target Bonus”), based upon Mr. Farina reaching individual and Company-related performance milestones. Mr. Farina may also be eligible for bonuses in excess of the Annual Target Bonus for substantially exceeding the milestones set forth, as well as for other extraordinary performance.

If Mr. Schauer is terminated without cause or decides to leave his employment for good reason, then, in consideration for the execution by Mr. Schauer of a release, we will continue to pay Mr. Schauer his base salary then in effect for twelve months from the date of termination of employment. We estimate the total severance cost to be $286,000 based on Mr. Schauer’s compensation level as of December 31, 2010. If Mr. Schauer is terminated due to death or disability, then the Company will pay to the estate of Mr. Schauer or Mr. Schauer as the case may be, the compensation that would otherwise be payable to Mr. Schauer up to the end of the month in which the termination of his employment because of death or disability occurs, including pro-rata bonus. If Mr. Schauer is terminated for cause or decides to leave his employment without good reason, his rights to base salary, benefits and bonuses shall immediately terminate. The agreement also incorporates non-competition provisions. Mr. Schauer’s employment agreement has a two year initial term with one year extensions after the initial term and is subject to termination upon 90 days written notice.

Change in Control Arrangements

In addition, immediately prior to a change in control of Accellent Holdings Corp., as defined in the Equity Plan, (1) the exercisability of the time options will automatically accelerate with respect to 100% of the shares of common stock of Accellent Holdings Corp. subject to the time options and (2) a percentage of the unvested performance options will automatically vest if, as a result of the change in control, a specified rate of return is achieved by Accellent Holdings Corp. All named executives have entered into this change in control arrangement. Assuming that as of December 31, 2010 a change in control has occurred and the options accelerated, no value would have been realized based on the fair market value of December 31, 2010.

Following the completion of the Acquisition, Accellent Holdings Corp. entered into agreements with certain members of management providing such individuals with excise tax protection from excise taxes imposed on such member of management under Section 4999 of the Internal Revenue Code of 1986, as amended, in the event of a change in control (as defined in the agreement) following a public offering (as defined in the agreement) and if certain conditions are met, prior to a public offering. In 2010, because there would have been no value to the acceleration of options no excise tax would have been incurred.

Employee Benefit Plans

Generally, our employees, including certain of our directors and named executive officers, participate in our various employee benefit plans, including a stock option and incentive plan which provides for grants of incentive stock options, nonqualified stock options, restricted stock and restricted stock units. We maintain pension plans which provide benefits at a fixed rate for each month of service and a 401(k) plan which are available to employees at several of our locations as described above under “Compensation Discussion and Analysis.” We have a Supplemental Executive Retirement Pension Program (SERP), a non-qualified, unfunded deferred compensation plan that covers one executive.

Compensation Committee Interlocks and Insider Participation

Kenneth W. Freeman, who served as our Chief Executive Officer through May 2010, has reviewed and discussed the Compensation Discussion and Analysis with management as a member of the Board of Directors of Accellent Holdings Corp.

Director Compensation

Prior to the Acquisition, we reimbursed our directors for out-of-pocket expenses related to attending board of directors meetings. Following the Acquisition, the non-employee directors of Accellent Holdings Corp. are paid an annual retainer of $30,000 in cash or phantom stock, as described below, for their service as members of the board of directors. In addition, all directors are reimbursed for any out-of-pocket expenses incurred by them in connection with services provided in such capacity.

Accellent Holdings Corp. has established a Directors’ Deferred Compensation Plan (the “Plan”) for all non-employee directors of Accellent Holdings Corp. The Plan allows each non-employee director to elect to defer receipt of all or a portion of his or her annual directors’ fees to a future date or dates. Any amounts deferred under the Plan are credited to a phantom stock account. The number of phantom shares of common stock of Accellent Holdings Corp. credited to the director’s phantom stock account will be determined based on the amount of the compensation deferred during any given year, divided by the then “fair market value per share” (as such term is defined in the Plan) of Accellent Holdings Corp.’s common stock. If there has been no public offering of Accellent Holdings Corp.’s common stock, the “fair market value per share” of the common stock will be determined in the good faith discretion of the Accellent Holdings Corp. Board of Directors. Upon a separation from service with the Accellent Holdings Corp. Board of Directors or the occurrence of a “change in control” of Accellent Holdings Corp. (as such term is defined in the Plan), each non-employee director will receive (or commence receiving, depending upon whether the director has elected to receive distributions from his or her phantom stock account in a lump sum or in installments over time) a distribution of his or her phantom stock account, in either cash or common stock of Accellent Holdings Corp. (subject to the prior election of each such director). The Plan may be amended or terminated at any time by the Accellent Holdings Corp. Board of Directors and in form and operation is intended to be compliant with Section 409A of the Internal Revenue Code of 1986, as amended.

Director Compensation for 2010

Name	Fees Earned or Paid in Cash ($)(1)(2)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
James C. Momtazee	$30,000	$—	$—	$—	$—	$—	$30,000
Chris Gordon	$30,000	$—	$—	$—	$—	$—	$30,000

(1)	Each Director elected to defer the entire amount of his fees for 2010 under the Plan to a phantom stock account.
(2)	Compensation for Kenneth W. Freeman and Donald J. Spence, the Chairman of the Board of Directors and a Director, respectively, is included in the Summary Compensation Table included elsewhere in this prospectus as each served as our Chief Executive Officer for part of 2010.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Accellent Acquisition Corp. owns 100% of the capital stock of Accellent Inc., and Accellent Holdings Corp. owns 100% of the capital stock of Accellent Acquisition Corp. Accellent Inc. does not maintain any equity compensation plans under which our equity securities are authorized for issuance.

The following table and accompanying footnotes show information regarding the beneficial ownership of Accellent Holdings Corp. common stock as of March 18, 2011 by (i) each person known by us to beneficially own more than 5% of the outstanding shares of Accellent Holdings Corp. common stock, (ii) each of our directors, (iii) each named executive officer and (iv) all directors and executive officers as a group. Unless otherwise indicated, the address of each person named in the table below is c/o Accellent Inc., 100 Fordham Road, Building C, Wilmington, Massachusetts 01887.

Name and Address of Beneficial Owner	Beneficial Ownership of Accellent Holdings Corp. Common Stock (1)	Percentage of Accellent Holdings Corp. Common Stock
KKR Millennium GP LLC (2)	91,650,000	71.7%
Bain Capital (3)	30,550,000	23.9%
Donald J. Spence	200,000	*
Jeremy A. Friedman (4)	516,650
Jeffrey M. Farina (5)	274,009	*
Dean D. Schauer (6)	158,856	*
Kenneth W. Freeman (2)	—	—
James C. Momtazee (2)	—	—
Chris Gordon (3)	30,550,000	23.9%
Directors and named executive officers as a group (11 persons) (7)	123,349,515	96.6%

*	Less than one percent

(1)	The amounts and percentages of Accellent Holdings Corp. common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has an economic interest.

(2)

Reflects shares of common stock owned of record by Accellent Holdings LLC, which is the investment vehicle of KKR Millennium Fund L.P., KKR Partners III, L.P. and KKR KFN Co-Invest Holdings, L.P. As the sole general partner of KKR Millennium Fund L.P., KKR Associates Millennium L.P. may be deemed to be the beneficial owner of such securities held by KKR Millennium Fund L.P. As the sole general partner of KKR Associates Millennium L.P., KKR Millennium GP LLC also may be deemed to be the beneficial owner of such securities held by KKR Millennium Fund L.P. Each of KKR Fund Holdings L.P. (as the designated member of KKR Millennium GP LLC); KKR Fund Holdings GP Limited (as a general partner of KKR Fund Holdings L.P.); KKR Group Holdings L.P. (as a general partner of KKR Fund Holdings L.P. and the sole shareholder of KKR Fund Holdings GP Limited); KKR Group Limited (as the sole general partner of KKR Group Holdings L.P.); KKR & Co. L.P. (as the sole shareholder of KKR Group Limited) and KKR Management LLC (as the sole general partner of KKR & Co. L.P.) may also be deemed to be the beneficial owner of the securities held by KKR Millennium Fund L.P. As the designated members of KKR Management LLC, Henry R. Kravis and George R. Roberts may also be deemed to beneficially own the securities held by KKR Millennium Fund L.P. Messrs. Kravis and Roberts have also been designated as managers of KKR Millennium GP LLC by KKR Fund Holdings L.P. Each person, other than the record holder, disclaims beneficial ownership of the securities held by Accellent Holdings LLC. Each of Mr. Kenneth W. Freeman and Mr. James C. Momtazee is a director of Accellent Holdings Corp. and Accellent Inc. and each is an executive of KKR and/or its affiliates. They disclaim beneficial ownership of any Accellent Holdings Corp. shares beneficially owned by affiliates of KKR. The address of the above holders is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, New York 10019, except the address for George R. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(3)	Shares shown as beneficially owned by Bain Capital and Mr. Chris Gordon reflect the aggregate number of shares of common stock held, or beneficially held, by Bain Capital Integral Investors, LLC (“Bain”) and BCIP TCV, LLC (“BCIP”). Mr. Gordon is a Managing Director of Bain Capital Investors, LLC (“BCI”), which is the administrative member of each of Bain and BCIP. Accordingly, Mr. Gordon and BCI may each be deemed to beneficially own shares owned by Bain and BCIP. Mr. Gordon is a director of Accellent Holdings Corp. and Accellent Inc. Mr. Gordon and BCI disclaim beneficial ownership of any such shares in which they do not have a pecuniary interest. The address of Bain, BCIP, BCI and Mr. Gordon is c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199.

(4)	Consists of 466,650 shares of common stock underlying outstanding stock options that are exercisable within 60 days and 50,000 shares of common stock owned by Mr. Friedman which are subject to re-sale limitations.

(5)	Consists of 274,009 shares of common stock underlying outstanding stock options that are exercisable within 60 days.

(6)	Consists of 158,856 shares of common stock underlying outstanding stock options that are exercisable within 60 days.

(7)	Includes 801,419 shares of common stock underlying outstanding stock options that are exercisable with 60 days.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Related Person Transaction Policy

We have established a related person transaction policy which provides procedures for the review of transactions in excess of $120,000 in any year between us and any covered person having a direct or indirect material interest, with certain exceptions. Covered persons include any director, executive officer, director nominee, 5% stockholder or any immediate family members of the foregoing. Any such related person transactions will require advance approval by our Board of Directors with covered persons involved in the transaction not participating.

Management Services Agreement with KKR

In connection with the Acquisition, we entered into a management services agreement with KKR pursuant to which KKR will provide certain structuring, consulting and management advisory services to us. Pursuant to this agreement, KKR received an aggregate transaction fee of $13.0 million paid upon the closing of the Acquisition and will receive an advisory fee of $1.0 million payable annually, such amount to increase by 5% per year beginning October 1, 2006. We indemnify KKR and its affiliates, directors, officers and representatives (collectively, the “Indemnified Parties”) for losses relating to the services contemplated by the management services agreement and the engagement of KKR pursuant to, and the performance by KKR of the services contemplated by, the management services agreement. We also reimburse any Indemnified Party for all expenses (including counsel fees and disbursements) upon request as they are incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim or any action or proceeding arising from any of the foregoing, whether or not such Indemnified Party is a party and whether or not such claim, action or proceeding is initiated or brought by us; provided, however, that we will not be liable under the foregoing indemnification provision to the extent that any loss, claim, damage, liability or expense is found in a final judgment by a court to have resulted from an Indemnified Party’s willful misconduct or gross negligence. During the year ended December 31, 2010, the Company incurred KKR management fees and related expenses of $1.2 million. As of December 31, 2010 Company owed KKR $1.2 million for unpaid management fees which are included in current accrued expenses in the accompanying consolidated balance sheets. In addition, Capstone Consulting LLC and certain of its affiliates (“KKR-Capstone”), provide integration consulting services to the Company. Although neither KKR nor any entity affiliated with KKR owns any equity interest in KKR-Capstone, KKR has provided financing to KKR-Capstone. At December 31, 2010, the Company owed KKR-Capstone $0.3 million, which is payable in common stock of Accellent Holdings Corp.

Entities affiliated with KKR Asset Management (“KKR-AM”), an affiliate of KKR, owned approximately $15.0 million principal amount of our 2017 Senior Secured Notes at December 31, 2010. KKR-AM owned approximately $36.0 million principal amount of our 2017 Senior Subordinated Notes at December 31, 2010.

The Company sells medical device equipment to Biomet, Inc., which in September 2007 became privately owned by a consortium of private equity sponsors, including KKR. Sales to Biomet, Inc. during the fiscal year ended December 31, 2010 totaled $0.7 million. At December 31, 2010, accounts receivable from Biomet aggrega ted $0.1 million.

In October 2009, the Company began utilizing the services of SunGard Data Systems, Inc (“SunGard”), a provider of software and information processing solutions. SunGard is privately owned by a consortium of private equity sponsors, including KKR and Bain Capital. The Company entered into an agreement with SunGard to provide information systems hosting services for the Company. The Company incurred approximately $0.5 million in fees in connection with this agreement for the year ended December 31, 2010.

Registration Rights Agreement

In connection with the Acquisition, we entered into a registration rights agreement with entities affiliated with KKR and entities affiliated with Bain Capital (each a “Sponsor Entity” and together the “Sponsor Entities”) pursuant to which the Sponsor Entities are entitled to certain demand rights with respect to the registration and sale of their shares.

Management Stockholder’s Agreement

In connection with retaining the Rollover Options, the grant of options under the new option plan and, in certain cases, the purchase of shares of common stock of Accellent Holdings Corp., certain of our members of management entered into a management stockholder’s agreement with us. The management stockholder’s agreement generally restricts the ability of the management stockholders to transfer shares held by them for five years after the closing of the Acquisition.

If a management stockholder’s employment is terminated prior to the fifth anniversary of the closing of the Acquisition, we have the right to purchase the shares and options held by such person on terms specified in the management stockholder’s agreement. If, prior to a public offering of Accellent Holdings Corp’s common stock, a management stockholder’s employment is terminated as a result of death or disability, such stockholder or, in the event of such stockholder’s death, the estate of such stockholder has the right to force us to purchase his shares and options, on terms specified in the management stockholder’s agreement. In addition, if, prior to a public offering of Accellent Holdings Corp’s common stock, a management stockholder’s employment is terminated by us without cause (as defined in the management stockholder’s agreement) or by the management stockholder for good reason (as defined in the management stockholder’s agreement), such stockholder has the right to force us to exercise his or her Rollover Options and then purchase all or a portion of the shares underlying such Rollover Options, but only the number of shares equal to the remaining tax liability (above the minimum required withholding tax liability) incurred upon exercise of such options. If, prior to a public offering of Accellent Holdings Corp’s common stock, a management stockholder’s employment is terminated by the management stockholder without good reason, such stockholder has the right to force us to exercise his or her Rollover Options and then purchase all or a portion of the shares underlying such Rollover Options, but only if the amount of applicable withholding taxes which we are required to withhold in respect of income recognized as a consequence of the exercise of such options (the “Statutory Withholding”) is less than the actual tax liability that would have been incurred on the original value of the Rollover Options (the “Original Liability Amount”) and then we are only required to purchase that number of shares equal to the difference between the Original Liability Amount and the Statutory Withholding. If, prior to a public offering of Accellent Holdings Corp.’s common stock, a management stockholder receives a notice from the Internal Revenue Service that taxes are due and payable in connection with his or her Rollover Options (other than in connection with the exercise or lapse of restrictions thereof) (the “Rollover Tax Liability”), such stockholder has the right to force us to exercise his or her Rollover Options and then purchase all or a portion of the shares underlying such Rollover Options, but only the number of shares equal to the Rollover Tax Liability.

The management stockholder’s agreement also permits these members of management under certain circumstances to participate in registrations by us of our equity securities. Such registration rights would be subject to customary limitations.

Sale Participation Agreement

Each management stockholder entered into a sale participation agreement, which grants to the management stockholder the right to participate in any sale of shares of common stock by the Sponsor Entities occurring prior to the fifth anniversary of our initial public offering on the same terms as the Sponsor Entities. In order to participate in any such sale, the management stockholder may be required, among other things, to become a party to any agreement under which the common stock is to be sold, and to grant certain powers with respect to the proposed sale of common stock to custodians and attorneys-in-fact.

Director Independence

Accellent Inc. has no independent directors. The Company is a privately held corporation. Our directors are not independent because of their affiliations with funds which hold more than 5% equity interests in Accellent Holdings Corp.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Asset-Based Revolving Credit Facility

As part of the Refinancing, we entered into a new senior secured asset-based revolving credit facility (the “ABL Revolver”) pursuant to a credit agreement among the Company, Wells Fargo Capital Finance, LLC, as administrative agent and as collateral agent, a syndicate of financial institutions, and certain institutional lenders.

The ABL Revolver provides for revolving credit financing of up to $75.0 million, subject to borrowing base availability, with a maturity of five years. The borrowing base at any time is equal to the sum (subject to certain reserves and other adjustments) of:

•	85% of the net amount of eligible accounts receivable; plus

•	the lesser of (i) 85% of the net orderly liquidation value percentage of eligible finished goods inventory and (ii) 65% of the net amount of eligible finished goods inventory; plus

•	the lesser of (i) 85% of the net orderly liquidation value percentage of eligible precious metals inventory and (ii) 65% of the net amount of eligible precious metals inventory; plus

•	the lesser of (i) 85% of the net orderly liquidation value percentage of eligible non-precious metals inventory and (ii) 50% of the net amount of eligible non-precious metals inventory; plus

•	the lesser of (i) 85% of the net orderly liquidation value percentage of eligible work-in-process inventory and (ii) 50% of the net amount of eligible work-in-process inventory; less

•	customary reserves established by the collateral agent in its permitted discretion, including account, inventory and bank product reserves.

The ABL Revolver includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as swingline loans. All borrowings under the ABL Revolver are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

Interest Rate and Fees. Borrowings under the ABL Revolver bear interest at a rate per annum equal to, at our option, either (a) a base rate determined by reference to the highest of (1) the prime rate of the administrative agent, (2) the federal funds effective rate plus 1/2 of 1% and (3) the LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for a three month interest period plus 1% or (b) a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus an applicable margin set at 2.25% per annum with respect to base rate borrowings and 3.25% per annum with respect to LIBOR borrowings. In addition to paying interest on outstanding principal under the ABL Revolver, we are required to pay a commitment fee of 0.50% per annum in respect of unutilized commitments. We must also pay customary administrative agency fees and customary letter of credit fees equal to the applicable margin on LIBOR loans.

Mandatory Repayments. If at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under the ABL Revolver exceeds the lesser of (i) the commitment amount and (ii) the borrowing base, we will be required to repay outstanding loans and cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount. If the amount available under the ABL Revolver is less than an amount to be determined or certain events of default have occurred, we will be required to deposit cash from our material deposit accounts daily into a collection account maintained with the administrative agent under the ABL Revolver, which will be used to repay outstanding loans and cash collateralize letters of credit.

Voluntary Repayment. We may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans at any time without premium or penalty other than customary “breakage” costs with respect to LIBOR loans.

Amortization and Final Maturity. There is no scheduled amortization under the ABL Revolver. All outstanding loans under the facility are due and payable in full on the fifth anniversary of the closing date.

Guarantees and Security. All obligations under the ABL Revolver are unconditionally guaranteed jointly and severally on a senior secured basis by all our existing and subsequently acquired or organized direct or indirect U.S. restricted subsidiaries and in any event by all subsidiaries that guarantee the senior secured notes. All obligations under the ABL Revolver, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of our assets and the assets of the guarantors, including:

•

a first-priority security interest in personal property consisting of accounts receivable, inventory, certain cash, related general intangibles and instruments related to the foregoing and proceeds of the foregoing (such assets, the “ABL Collateral”); and

•

a second-priority security interest in, and mortgages on, substantially all of our material real property and equipment and all other assets that secure the senior secured notes on a first-priority basis.

Restrictive Covenants and Other Matters. The ABL Revolver requires that if excess availability is less than 15% of the lesser of (i) the commitment amount and (ii) the borrowing base for five consecutive business days, we must comply with a minimum fixed charge coverage ratio test of not less 1.1 to 1.0 for a period ending on the first day thereafter on which excess availability has been greater than the amounts set forth above for 30 consecutive days. In addition, the ABL Revolver includes affirmative and negative covenants that, subject to significant exceptions, limit our ability and the ability of our subsidiaries to, among other things:

•	incur, assume or permit to exist additional indebtedness or guarantees;

•	incur liens;

•	make investments and loans;

•	pay dividends, make payments or redeem or repurchase capital stock;

•	engage in mergers, acquisitions and asset sales;

•	prepay, redeem or purchase certain indebtedness including the senior secured notes;

•	amend or otherwise alter terms of certain indebtedness, including the senior secured notes;

•	engage in certain transactions with affiliates; and

•	alter the business that we conduct.

The ABL Revolver contains certain customary representations and warranties, affirmative covenants and events of default, including among other things payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document supporting the ABL Revolver to be in full force and effect, and change of control. If such an event of default occurs, the lenders under the ABL Revolver would be entitled to take various actions, including the acceleration of amounts due under the ABL Revolver and, subject to customary intercreditor arrangements, all actions permitted to be taken by a secured creditor.

8 3/4% Senior Secured Notes Due 2017

The Senior Secured Notes consist of a $400.0 million aggregate principal amount maturing February 2017, bearing interest at 8.375% per annum payable semiannually in arrears on February 1 and August 1. The Senior Secured Notes rank pari passu with all of our existing and future senior indebtedness, including any borrowings under the ABL Revolver. The Senior Secured Notes are guaranteed by all of our wholly-owned domestic subsidiaries and by all of our future wholly-owned domestic subsidiaries that are not designated as unrestricted subsidiaries. All obligations under our Senior Secured Notes, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of our assets and the assets of the guarantors.

The Senior Secured Notes are governed by an indenture which calls for us to offer prepayment of the notes at a price equal to 101% of the outstanding principal amount in the event of a change in control as defined in the indenture. On and after February 1, 2013, the Senior Secured Notes are subject to redemption at 30 to 60 days’ notice at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon and additional interest, if any, to the applicable redemption date, if redeemed during the twelve month period beginning on February 1 of each of the years indicated below:

Year	Percentage of Principal Amount
2013	106.281%
2014	104.188%
2015	102.094%
2016 and thereafter	100.000%

We may redeem up to 35% of the aggregate principal amount of the Senior Secured Notes at a price equal to 108.375% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to the applicable redemption date, using the proceeds of certain equity offerings completed before February 1, 2013.

In addition, we may redeem up to 10% of the aggregate principal amount of the Senior Secured Notes in any twelve-month period after their issue date at a price equal to 103% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to the applicable redemption date.

We may also from time to time repurchase outstanding Senior Secured Notes on the open market for the purpose of retiring such notes as allowed under the restrictions provided by the ABL Revolver.

The indenture governing the Senior Secured Notes contains covenants, subject to a number of important qualifications and exceptions, that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness or issue certain preferred shares;

•	create liens on certain assets to secure debt;

•	pay dividends or make other equity distributions;

•	purchase or redeem capital stock;

•	make certain investments;

•	sell assets;

•	agree to any restrictions on the ability of restricted subsidiaries to make payments to us;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and

•	engage in transactions with affiliates.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

We and the guarantors have entered into an exchange and registration rights agreement with the initial purchasers of the outstanding notes in which we and the guarantors agreed, under some circumstances, to file a registration statement relating to an offer to exchange the outstanding notes for exchange notes. We also agreed to use all commercially reasonable efforts to cause the exchange offer registration statement to become effective under the Securities Act no later than 240 days after the closing date, to consummate the exchange offer no later than 20 business days after such registration statement has become effective and to hold the exchange offer open for at least 30 days, or longer, if required by the federal securities laws. The exchange notes will have terms substantially identical to the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and special interest for failure to observe certain obligations in the exchange and registration rights agreement. The outstanding notes were issued on October 28, 2010.

Under the circumstances set below, we will use all commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding notes on or prior to 90 days after filing such shelf registration statement (but no earlier than 240 days following the closing date) and keep such shelf registration statement continuously effective until the later of (A) the date on which no broker-dealer making a market in the exchange notes is deemed to be an affiliate of us and (B) the earlier of the second anniversary of the effective date of the shelf registration statement or such earlier time as there are no longer any Registrable Securities (as defined in the registration statement) outstanding. These circumstances include:

•	if we and the guarantors are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy; and

•

if any holder of Registrable Securities notifies us prior to the 20th business day following consummation of the exchange offer that (A) such holder was prohibited by law or SEC policy from participating in the exchange offer, (B) such holder may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and this prospectus is not appropriate or available for such resales by such holder or (C) such holder is a broker-dealer and holds Registrable Securities acquired directly from us or one of our affiliates.

Under the exchange and registration rights agreement, in the event that (i) we and the guarantors have not filed the exchange offer registration statement or shelf registration statement on or before the date on which such registration statement is required to be filed as described above, or (ii) such exchange offer registration statement or shelf registration statement has not become effective or been declared effective by the SEC within the time periods described above, or (iii) the exchange offer has not been consummated within 60 business days after the initial effective date of the exchange offer registration statement relating to the exchange offer (if the exchange offer is then required to be made) or (iv) if any exchange offer registration statement or shelf registration statement is filed and declared effective but shall thereafter either be withdrawn us or shall become subject to an effective stop order issued pursuant to Section 8(d) of the Securities Act suspending the effectiveness of such registration statement (except as specifically permitted in the exchange and registration rights agreement) without being succeeded immediately by an additional registration statement filed and declared effective (each such event referred to in clauses (i) through (iv), a “Registration Default” and each period during which Registration Default has occurred and is continuing, a “Registration Default Period”, then, special interest shall accrue in an amount equal to $.05 per week per $1,000 principal amount of Registrable Securities held by such holder for the first 90 days of the Registration Default Period. The amount of special interest shall increase by an additional $.05 per week per $1,000 principal amount of Registrable Securities with respect to each subsequent 90-day period until a Registration Defaults have been cured, up to a maximum amount of special interest for all Registration Defaults of $.20 per week per $1,000 principal amount of Registrable Securities. A copy of the exchange and registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

If we fail to comply with certain obligations under the exchange and registration rights agreement, we will be required to pay special interest to holders of the outstanding notes.

If you wish to exchange your outstanding notes for exchange notes in the exchange offer, you will be required to make the following written representations:

•	you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 of the Securities Act;

•

you have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the broker-dealer acquired the outstanding notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Resale of Exchange Notes

Based on interpretations by the SEC set forth in no-action letters issued to third parties, we believe that you may resell or otherwise transfer exchange notes issued in the exchange offer without complying with the registration and prospectus delivery provisions of the Securities Act if you are eligible to participate in the exchange offer because:

•	you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

If you are our affiliate or an affiliate of any guarantor, or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or are not acquiring the exchange notes in the ordinary course of your business:

•

you cannot rely on the position of the SEC set forth in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling, dated July 2, 1993, or similar no-action letters;

•	you cannot participate in the exchange offer; and

•

in the absence of an exception from the position stated immediately above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

This prospectus may be used for an offer to resell, resale or other transfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read “Plan of Distribution” for more details regarding the transfer of exchange notes.

Terms of the Exchange Offer

On the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange in the exchange offer any outstanding notes that are properly tendered and not withdrawn prior to the expiration date. Outstanding notes may only be tendered in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. We will issue exchange notes in principal amount identical to outstanding notes surrendered in the exchange offer.

The form and terms of the exchange notes will be substantially identical to the form and terms of the outstanding notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any special interest upon our failure to fulfill our obligations under the exchange and registration rights agreement to complete the exchange offer, or file, and cause to be effective, a registration statement, if required thereby, within the specified time period described above. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the outstanding notes. Consequently, the outstanding notes and the exchange notes will be treated as a single class of debt securities under the indenture. For a description of the indenture, see “Description of the Exchange Notes.”

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

As of the date of this prospectus, $315 million aggregate principal amount of the 10% Senior Subordinated Notes due 2017 are outstanding. This prospectus and a letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer. We intend to conduct the exchange offer in accordance with the provisions of the exchange and registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits the holders have under the indenture relating to the outstanding and the exchange and registration rights agreement, except for any rights under the exchange and registration rights agreement that by their terms terminate upon the consummation of the exchange offer.

We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to holders. Subject to the terms of the exchange and registration rights agreement, we expressly reserve the right to amend or terminate the exchange offer and to refuse to accept for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under “—Conditions to the Exchange Offer.”

If you tender your outstanding notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below in connection with the exchange offer. It is important that you read “—Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date, Extensions and Amendments

As used in this prospectus, the term “expiration date” means 11:59 p.m., New York City time, on June 13, 2011. However, if we, in our sole discretion, extend the period of time for which the exchange offer is open, the term “expiration date” will mean the latest time and date to which we shall have extended the expiration of the exchange offer.

To extend the period of time during which the exchange offer is open, we will notify the exchange agent of any extension by oral or written notice, followed by notification by press release or other public announcement to the registered holders of the outstanding notes no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any outstanding notes (only in the case that we amend or extend the exchange offer);

•

to extend the exchange offer or to terminate the exchange offer and refuse to accept outstanding notes not previously accepted if any of the conditions set forth below under “—Conditions to the Exchange Offer” have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; and

•

subject to the terms of the exchange and registration rights agreement, to amend the terms of the exchange offer in any manner. In the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the offer period, if necessary, so that at least five business days remain in such offer period following notice of the material change.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of the outstanding notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of the outstanding notes of that amendment.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and we may terminate or amend the exchange offer as provided in this prospectus prior to the expiration date if in our reasonable judgment:

•	the exchange offer or the making of any exchange by a holder violates any applicable law or interpretation of the SEC; or

•

any action or proceeding has been instituted or threatened in writing in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us:

•	the representations described under “—Purpose and Effect of the Exchange Offer,” “—Procedures for Tendering Outstanding Notes” and “Plan of Distribution”; or

•

any other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

We expressly reserve the right at any time or at various times to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any outstanding notes by giving oral or written notice of such extension to their holders. We will return any outstanding notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

These conditions are for our sole benefit, and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times prior to the expiration date in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such rights. Each such right will be deemed an ongoing right that we may assert at any time or at various times prior to the expiration date.

In addition, we will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any such outstanding notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939 (the “TIA”).

Procedures for Tendering Outstanding Notes

To tender your outstanding notes in the exchange offer, you must comply with either of the following:

•

complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature(s) on the letter of transmittal guaranteed if required by the letter of transmittal and mail or

•	deliver such letter of transmittal or facsimile thereof to the exchange agent at the address set forth below under “—Exchange Agent” prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition, either:

•	the exchange agent must receive certificates for the outstanding notes along with the letter of transmittal prior to the expiration date;

•

the exchange agent must receive a timely confirmation of book-entry transfer of the outstanding notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message prior to the expiration date; or

•	you must comply with the guaranteed delivery procedures described below.

Your tender, if not withdrawn prior to the expiration date, constitutes an agreement between us and you upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

The method of delivery of outstanding notes, letter of transmittal and all other required documents to the exchange agent is at your election and risk. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. You should not send letters of transmittal or certificates representing outstanding notes to us. You may request that your broker, dealer, commercial bank, trust company or nominee effect the above transactions for you.

If you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your outstanding notes, you should promptly contact the registered holder and instruct the registered holder to tender on your behalf. If you wish to tender the outstanding notes yourself, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either:

•	make appropriate arrangements to register ownership of the outstanding notes in your name; or

•	obtain a properly completed bond power from the registered holder of outstanding notes.

The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Signatures on the letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible guarantor institution” within the meaning of Rule 17A(d)-15 under the Exchange Act unless the outstanding notes surrendered for exchange are tendered:

•	by a registered holder of the outstanding notes who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, such outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding notes, and an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal, any certificates representing outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender outstanding notes. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange by causing DTC to transfer the outstanding notes to the exchange agent in accordance with DTC’s Automated Tender Offer Program procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding notes that are the subject of the book-entry confirmation;

•

the participant has received and agrees to be bound by the terms of the letter of transmittal, or in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the notice of guaranteed delivery; and

•	we may enforce that agreement against such participant. DTC is referred to herein as a “book-entry transfer facility.”

Acceptance of Exchange Notes

In all cases, we will promptly issue exchange notes for outstanding notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at the book-entry transfer facility; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By tendering outstanding notes pursuant to the exchange offer, you will represent to us that, among other things:

•	you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person or entity to participate in a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

In addition, each broker-dealer that is to receive exchange notes for its own account in exchange for outstanding notes must represent that such outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

We will interpret the terms and conditions of the exchange offer, including the letter of transmittal and the instructions to the letter of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt and acceptance of outstanding notes tendered for exchange. Our determinations in this regard will be final and binding on all parties. We reserve the absolute right to reject any and all tenders of any particular outstanding notes not properly tendered or to not accept any particular outstanding notes if the acceptance might, in its or its counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities as to any particular outstanding notes prior to the expiration date.

Unless waived, any defects or irregularities in connection with tenders of outstanding notes for exchange must be cured within such reasonable period of time as we determine. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will any of them incur any liability for any failure to give notification. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, promptly after the expiration date.

Book-Entry Delivery Procedures

Promptly after the date of this prospectus, the exchange agent will establish an account with respect to the outstanding notes at DTC and, as the book-entry transfer facility, for purposes of the exchange offer. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the outstanding notes by causing the book-entry transfer facility to transfer those outstanding notes into the exchange agent’s account at the facility in accordance with the facility’s procedures for such transfer. To be timely, book-entry delivery of outstanding notes requires receipt of a confirmation of a book-entry transfer, a “book-entry confirmation,” prior to the expiration date. In addition, although delivery of outstanding notes may be effected through book-entry transfer into the exchange agent’s account at the book-entry transfer facility, the letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents, or an “agent’s message,” as defined below, in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the exchange agent at its address set forth on the cover page of the letter of transmittal prior to the expiration date to receive exchange notes for tendered outstanding notes, or the guaranteed delivery procedure described below must be complied with. Tender will not be deemed made until such documents are received by the exchange agent. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent’s account at the book-entry transfer facility or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes but your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents to the exchange agent or comply with the procedures under DTC’s Automatic Tender Offer Program in the case of outstanding notes, prior to the expiration date, you may still tender if:

•	the tender is made through an eligible guarantor institution;

•

prior to the expiration date, the exchange agent receives from such eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail, or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery, that (1) sets forth your name and address, the certificate number(s) of such outstanding notes and the principal amount of outstanding notes tendered; (2) states that the tender is being made thereby; and (3) guarantees that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile thereof, together with the outstanding notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and

•

the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as certificate(s) representing all tendered outstanding notes in proper form for transfer or a book-entry confirmation of transfer of the outstanding notes into the exchange agent’s account at DTC and all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your outstanding notes according to the guaranteed delivery procedures.

Withdrawal Rights

Except as otherwise provided in this prospectus, you may withdraw your tender of outstanding notes at any time prior to 11:59 p.m., New York City time, on the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice, which may be by telegram, telex, facsimile or letter, of withdrawal at its address set forth below under “—Exchange Agent”; or

•	you must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the certificate numbers and principal amount of the outstanding notes; and

•	where certificates for outstanding notes have been transmitted, specify the name in which such outstanding notes were registered, if different from that of the withdrawing holder.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, you must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible guarantor institution.

If outstanding notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form and eligibility, including time of receipt of notices of withdrawal, and our determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the outstanding notes will be credited to an account at the book-entry transfer facility, promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following the procedures described under “—Procedures for Tendering Outstanding Notes” above at any time on or prior to the expiration date.

Exchange Agent

The Bank of New York Mellon has been appointed as the exchange agent for the exchange offer. You should direct all executed letters of transmittal and all questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

By Registered or

Certified Mail:

The Bank of New York Mellon

Corporate Trust Operations - Reorganization Unit

480 Washington Blvd. — 27th Floor

Jersey City, NJ 07310

Attn: Diane Amoros

Telephone: (212) 815-2742

By Regular Mail: The Bank of New York Mellon Corporate Trust Operations - Reorganization Unit 480 Washington Blvd. — 27th Floor Jersey City, NJ 07310 Attn: Diane Amoros Telephone: (212) 815-2742

By Overnight Courier or

Hand Delivery:

The Bank of New York Mellon

Corporate Trust Operations - Reorganization Unit

480 Washington Blvd. — 27th Floor

Jersey City, NJ 07310

Attn: Diane Amoros

Telephone: (212) 815-2742

By Facsimile Transmission (eligible institutions only): (212) 298-1915 Telephone Inquiries: (212) 815-2742

If you deliver the letter of transmittal to an address other than the one set forth above or transmit instructions via facsimile to a number other than the one set forth above, that delivery or those instructions will not be effective.

Fees and Expenses

The exchange and registration rights agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the exchange notes and the conduct of the exchange offer. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of outstanding notes and for handling or tendering for such clients.

We have not retained any dealer-manager in connection with the exchange offer and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of outstanding notes pursuant to the exchange offer.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will record the expenses of the exchange offer as incurred.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•

certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

•	tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Holders who tender their outstanding notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

If you do not exchange your outstanding notes for exchange notes under the exchange offer, your outstanding notes will remain subject to the restrictions on transfer of such outstanding notes:

•

as set forth in the legend printed on the outstanding notes as a consequence of the issuance of the outstanding notes pursuant to the exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	as otherwise set forth in the offering memorandum distributed in connection with the private offering of the outstanding notes.

In general, you may not offer or sell your outstanding notes unless they are registered under the Securities Act or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the exchange and registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act.

Other

Participating in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

DESCRIPTION OF THE EXCHANGE NOTES

General

Certain terms used in this description are defined under the subheading “—Certain Definitions.” In this description, (i) the terms “we ,” “our” and “us” each refer to Accellent Inc. (“Accellent”) and its consolidated Subsidiaries and (ii) the term “Issuer” refers only to Accellent Inc. and not any of its Subsidiaries. The term “Senior Subordinated Notes” refers to the outstanding notes and the exchange notes.

The outstanding notes were, and the exchange notes will be, issued under an indenture dated October 28, 2010 (the “Indenture”) among the Issuer, the Guarantors and The Bank of New York, as trustee (the “Trustee”). Except as set forth herein, the terms of the Senior Subordinated Notes will be substantially identical and include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

The following description is only a summary of the material provisions of the Indenture, does not purport to be complete and is qualified in its entirety by reference to the provisions of those agreements, including the definitions therein of certain terms used below. We urge you to read the Indenture because it, not this description, defines your rights as Holders of the Senior Subordinated Notes. You may request copies of the Indenture at our address set forth under the heading “Summary.”

Brief Description of Senior Subordinated Notes

The Senior Subordinated Notes:

•	are unsecured senior subordinated obligations of the Issuer;

•	are subordinated in right of payment to all existing and future Senior Indebtedness (including the Senior Credit Facilities and the Senior Secured Notes) of the Issuer;

•	are effectively subordinated to all secured Indebtedness of the Issuer (including the Senior Credit Facilities and the Senior Secured Notes);

•	rank equally in right of payment to all senior subordinated Indebtedness of the Issuer;

•	are senior in right of payment to any future Subordinated Indebtedness of the Issuer;

•

are guaranteed on an unsecured senior subordinated basis by each Restricted Subsidiary that is a Domestic Subsidiary (other than special purpose Restricted Subsidiaries formed in connection with Receivables Facilities) and that guarantees other Indebtedness of the Issuer and its Restricted Subsidiaries, including the Senior Credit Facilities; and

•	are subject to registration with the SEC pursuant to a Registration Rights Agreement.

Guarantees

The Guarantors, as primary obligors and not merely as sureties, initially jointly and severally irrevocably and unconditionally guarantee, on an unsecured senior subordinated basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuer under the Indenture and the Senior Subordinated Notes, whether for payment of principal of or interest on or Additional Interest in respect of the Senior Subordinated Notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture by executing the Indenture.

As of the date of the Indenture, all of the Restricted Subsidiaries that are Domestic Subsidiaries guaranteed the Senior Subordinated Notes. Each of the Guarantees of the Senior Subordinated Notes is a general unsecured obligation of each Guarantor, is subordinated in right of payment to all existing and future Senior Indebtedness of each such entity and is effectively subordinated to all secured Indebtedness of each such entity. The Senior

Subordinated Notes are structurally subordinated to Indebtedness of Subsidiaries of the Issuer that do not Guarantee the Senior Subordinated Notes.

Not all of the Issuer’s Subsidiaries guarantee the Senior Subordinated Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Issuer. Only our Restricted Subsidiaries that are Domestic Subsidiaries and that guarantee other Indebtedness of the Issuer and its Restricted Subsidiaries are required to guarantee the Notes. Our non-guarantor subsidiaries accounted for $22.7 million and $26.3 million, or 4.8% and 5.2%, of our net sales (excluding non-guarantor subsidiaries’ intercompany sales to the guarantors of $1.5 million and $0.1 million) and generated operating profits of $4.5 million and $5.8 million excluding the impact of intercompany sales to the guarantors, for the year ended December 31, 2009 and the year ended December 31, 2010, respectively. Our non-guarantor subsidiaries accounted for $5.6 million and $7.7 million, or 0.5% and 0.7%, of our assets (excluding non-guarantor subsidiaries’ net intercompany investments from the guarantors of $31.7 million and $36.2 million) and $5.6 million and $7.7 million, or 0.7% and 0.9%, of our liabilities as of December 31, 2009 and December 31, 2010, respectively.

The obligations of each Guarantor under its Guarantees are limited as necessary to prevent the Guarantees from constituting a fraudulent conveyance under applicable law.

Any entity that makes a payment under its Guarantee will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

If a Guarantee was rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such indebtedness, a Guarantor’s liability on its Guarantee could be reduced to zero. See “Risk Factors—Risks Related to the Notes—Federal and state fraudulent transfer laws may permit a court to void the guarantees, and, if that occurs, you may not receive any payment on the notes.”

A Guarantee by a Guarantor provides by its terms that it shall be automatically and unconditionally released and discharged upon:

(1) (a) any sale, exchange or transfer (by merger or otherwise) of the Capital Stock of such Guarantor (including any sale, exchange or transfer), after which the applicable Guarantor is no longer a Restricted Subsidiary or all or substantially all the assets of such Guarantor, which sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture;

(b) the release or discharge of such Guarantor from its Guarantee of Indebtedness under the Senior Credit Facilities or the guarantee that resulted in the obligation of such Guarantor to guarantee the Notes, if such Guarantor would not then otherwise be required to guarantee the Notes pursuant to the covenant described under “—Certain Covenants—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries” (treating any guarantees of such Guarantor that remain outstanding as incurred at least 30 days prior to such release or discharge);

(c) the proper designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary; or

(d) the Issuer exercising its legal defeasance option or covenant defeasance option as described under “—Legal Defeasance and Covenant Defeasance” or the Issuer’s obligations under the Indenture being discharged in accordance with the terms of the Indenture; and

(2) such Guarantor delivering to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

Ranking

Senior Indebtedness Versus the Senior Subordinated Notes

The payment of the principal of, premium, if any, and interest on the Senior Subordinated Notes and the payment of any Guarantee are subordinate in right of payment to the prior payment in cash in full of all Senior Indebtedness of the Issuer or the relevant Guarantor, as the case may be, including the obligations of the Issuer and such Guarantor under the Senior Credit Facilities and the Senior Secured Notes.

The Senior Subordinated Notes are subordinated in right of payment to all of the Issuer’s and the Guarantor’s existing and future Senior Indebtedness and effectively subordinated to all of the Issuer’s and the Guarantor’s existing and future Secured Indebtedness to the extent of the value of the assets securing such Indebtedness. As of December 31, 2010, we had $400.0 million of Senior Indebtedness (all of which was secured Indebtedness, consisting entirely of the Senior Secured Notes).

Although the Indenture contains limitations on the amount of additional Indebtedness that the Issuer and the Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Liabilities of Subsidiaries versus Notes

All of our operations are conducted through our subsidiaries. Our existing foreign subsidiaries are not guaranteeing the notes, and, as described above under “—Guarantees”, Guarantees may be released under certain circumstances. In addition, our future subsidiaries may not be required to Guarantee the notes. Claims of creditors of any non-guarantor Subsidiaries, including trade creditors and creditors holding indebtedness or Guarantees issued by such non-guarantor Subsidiaries, and claims of preferred stockholders of such non-guarantor Subsidiaries generally will have priority with respect to the assets and earnings of such non-guarantor Subsidiaries over the claims of our creditors, including holders of the notes, even if such claims do not constitute Senior Indebtedness. Accordingly, the notes are effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of such non-guarantor Subsidiaries.

Our non-guarantor subsidiaries accounted for $5.6 million and $7.7 million, or 0.7% and 0.9%, of our liabilities as of December 31, 2009 and December 31, 2010, respectively. Although the Indenture limits the incurrence of Indebtedness and preferred stock by certain of our subsidiaries, such limitation is subject to a number of significant exceptions and qualifications and the Indebtedness incurred in compliance with the covenants could be substantial. Moreover, the Indenture does not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock.”

Other Senior Subordinated Notes versus Notes

Only Indebtedness of the Issuer or a Guarantor that is Senior Indebtedness ranks senior to the notes and the relevant Guarantee in accordance with the provisions of the Indenture. The notes and each Guarantee in all respects rank pari passu with all other Senior Subordinated Indebtedness of the Issuer and the relevant Guarantor, respectively.

We and the Guarantors have agreed in the Indenture that we and they will not incur any Indebtedness that is subordinate or junior in right of payment to our Senior Indebtedness or the Senior Indebtedness of such Guarantors, unless such Indebtedness is Senior Subordinated Indebtedness of the applicable Person or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of such Person. The Indenture does not treat (i) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (ii) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Paying Agent and Registrar for the Senior Subordinated Notes

The Issuer maintains one or more paying agents for the Senior Subordinated Notes in the Borough of Manhattan, City of New York. The initial paying agent for the Senior Subordinated Notes is the Trustee.

The Issuer also maintains a registrar with offices in the Borough of Manhattan, City of New York. The initial registrar is the Trustee. The registrar maintains a register reflecting ownership of the Senior Subordinated Notes outstanding from time to time and will make payments on and facilitate transfer of Senior Subordinated Notes on behalf of the Issuer.

The Issuer may change the paying agents or the registrars without prior notice to the Holders. The Issuer or any of its Subsidiaries may act as a paying agent or registrar.

Subordination of the Senior Subordinated Notes

Only Indebtedness of the Issuer or a Guarantor that is Senior Indebtedness ranks senior to the Senior Subordinated Notes and the Guarantees in accordance with the provisions of the Indenture. The Senior Subordinated Notes and Guarantees in all respects rank pari passu with all other Senior Subordinated Indebtedness of the Issuer and the relevant Guarantor, respectively.

The Issuer and the Guarantors have agreed in the Indenture that the Issuer and the Guarantors will not incur any Indebtedness that is subordinate or junior in right of payment to the Senior Indebtedness of such Person, unless such Indebtedness is Senior Subordinated Indebtedness of the applicable Person or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of such Person. The Indenture does not treat (i) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (ii) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Neither the Issuer nor any Guarantor is permitted to pay principal of, premium, if any, or interest on the Senior Subordinated Notes (or pay any other obligations relating to the Senior Subordinated Notes, including Additional Interest, fees, costs, expenses, indemnities and rescission or damage claims) or make any deposit pursuant to the provisions described under “—Legal Defeasance and Covenant Defeasance” or “—Satisfaction and Discharge” below and may not purchase, redeem or otherwise retire any Senior Subordinated Notes (collectively, “pay the notes”) (except in the form of Permitted Junior Securities) if either of the following occurs (a “Payment Default”):

(1) any Obligation on any Designated Senior Indebtedness of the Issuer is not paid in full in cash when due (after giving effect to any applicable grace period); or

(2) any other default on Designated Senior Indebtedness of the Issuer occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms;

unless, in either case, the Payment Default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid in full in cash. Regardless of the foregoing, the Issuer is permitted to pay the Senior Subordinated Notes if the Issuer and the Trustee receive written notice approving such payment from the Representatives of all Designated Senior Indebtedness with respect to which the Payment Default has occurred and is continuing.

During the continuance of any default (other than a Payment Default) (a “Non-Payment Default”) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Issuer is not permitted to pay the Senior Subordinated Notes (except in the form of Permitted Junior Securities) for a period (a “Payment Blockage Period”) commencing upon the receipt by the

Trustee (with a copy to the Issuer) of written notice (a “Blockage Notice”) of such Non-Payment Default from the Representative of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter. The Payment Blockage Period will end earlier if such Payment Blockage Period is terminated:

(1) by written notice to the Trustee and the Issuer from the Person or Persons who gave such Blockage Notice;

(2) because the default giving rise to such Blockage Notice is cured, waived or otherwise no longer continuing; or

(3) because such Designated Senior Indebtedness has been discharged or repaid in full in cash.

Notwithstanding the provisions described above, unless the holders of such Designated Senior Indebtedness or the Representative of such Designated Senior Indebtedness have accelerated the maturity of such Designated Senior Indebtedness, the Issuer and related Guarantors are permitted to resume paying the Senior Subordinated Notes after the end of such Payment Blockage Period. The Senior Subordinated Notes shall not be subject to more than one Payment Blockage Period in any consecutive 360-day period irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period; provided that if any Blockage Notice is delivered to the Trustee by or on behalf of the holders of Designated Senior Indebtedness of the Issuer (other than the holders of Indebtedness under the Senior Credit Facilities), a Representative of holders of Indebtedness under the Senior Credit Facilities may give another Blockage Notice within such period. However, in no event may the total number of days during which any Payment Blockage Period or Periods on the Senior Subordinated Notes is in effect exceed 179 days in the aggregate during any consecutive 360-day period, and there must be at least 181 days during any consecutive 360-day period during which no Payment Blockage Period is in effect. Notwithstanding the foregoing, however, no default that existed or was continuing on the date of delivery of any Blockage Notice to the Trustee will be, or be made, the basis for a subsequent Blockage Notice unless such default has been waived for a period of not less than 90 days (it being acknowledged that any subsequent action, or any breach of any financial covenants during the period after the date of delivery of a Blockage Notice, that, in either case, would give rise to a Non-Payment Default pursuant to any provisions under which a Non-Payment Default previously existed or was continuing shall constitute a new Non-Payment Default for this purpose).

In connection with the Senior Subordinated Notes, in the event of any payment or distribution of the assets of the Issuer upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Issuer or its property:

(1) the holders of Senior Indebtedness of the Issuer will be entitled to receive payment in full in cash of such Senior Indebtedness before the Holders of the Senior Subordinated Notes are entitled to receive any payment;

(2) until the Senior Indebtedness of the Issuer is paid in full in cash, any payment or distribution to which Holders of the Senior Subordinated Notes would be entitled but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness as their interests may appear, except that Holders of Senior Subordinated Notes may receive Permitted Junior Securities; and

(3) if a distribution is made to Holders of the Senior Subordinated Notes that, due to the subordination provisions, should not have been made to them, such Holders of the Senior Subordinated Notes are required to hold it in trust for the holders of Senior Indebtedness of the Issuer and pay it over to them as their interests may appear.

The subordination and payment blockage provisions described above do not prevent a Default from occurring under the Indenture upon the failure of the Issuer to pay interest or principal with respect to the Senior Subordinated Notes when due by their terms. If payment of the Senior Subordinated Notes is accelerated because of an Event of Default, the Issuer must promptly notify the holders of Designated Senior Indebtedness or the

Representative of such Designated Senior Indebtedness of the acceleration. So long as there shall remain outstanding any Senior Indebtedness under the Senior Credit Facilities, a Blockage Notice may be given only by the administrative agent thereunder unless otherwise agreed to in writing by the requisite lenders named therein. If any Designated Senior Indebtedness of the Issuer is outstanding, neither the Issuer nor any Guarantor may pay the Senior Subordinated Notes until five Business Days after the Representatives of all the issuers of such Designated Senior Indebtedness receive notice of such acceleration and, thereafter, may pay the Senior Subordinated Notes only if the Indenture otherwise permits payment at that time.

Each Guarantor’s obligations under its Guarantee are senior subordinated obligations of that Guarantor. As such, the rights of Holders to receive payment pursuant to such Guarantee are subordinated in right of payment to the rights of holders of Senior Indebtedness of such Guarantor. The terms of the subordination and payment blockage provisions described above with respect to the Issuer’s obligations under the Senior Subordinated Notes apply equally to the obligations of such Guarantor under its Guarantee.

A Holder by its acceptance of Senior Subordinated Notes agrees to be bound by such provisions and authorizes and expressly directs the Trustee, on its behalf, to take such action as may be necessary or appropriate to effectuate the subordination provided for in the Indenture and appoints the Trustee its attorney-in-fact for such purpose.

By reason of the subordination provisions contained in the Indenture, in the event of a liquidation or insolvency proceeding, creditors of the Issuer or a Guarantor who are holders of Senior Indebtedness of the Issuer or such Guarantor, as the case may be, may recover more, ratably, than the Holders of the Senior Subordinated Notes, and creditors who are not holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the Holders of the Senior Subordinated Notes.

The terms of the subordination provisions described above do not apply to payments from money or the proceeds of Government Securities held in trust by the Trustee for the payment of principal of and interest on the Senior Subordinated Notes pursuant to the provisions described under “—Legal Defeasance and Covenant Defeasance” or “—Satisfaction and Discharge,” if the foregoing subordination provisions were not violated at the time the applicable amounts were deposited in trust pursuant to such provisions.

Transfer and Exchange

A Holder may transfer or exchange Senior Subordinated Notes in accordance with the Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Senior Subordinated Notes. Holders are required to pay all taxes due on transfer. The Issuer is not required to transfer or exchange any Senior Subordinated Note selected for redemption. Also, the Issuer is not required to transfer or exchange any Senior Subordinated Note for a period of 15 days before a selection of Senior Subordinated Notes to be redeemed.

Principal, Maturity and Interest

The Issuer issued $315,000,000 aggregate principal amount of Senior Subordinated Notes in a private transaction that was not subject to the registration requirements of the Securities Act. The Senior Subordinated Notes will mature on November 1, 2017. Subject to compliance with the covenant described below under the caption “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Issuer may issue additional Senior Subordinated Notes from time to time after this offering under the Indenture (“Additional Senior Subordinated Notes”). The Senior Subordinated Notes offered by the Issuer and any Additional Senior Subordinated Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to “Senior Subordinated Notes” for all purposes of the Indenture and this “Description of the Exchange Notes” include any Additional Senior Subordinated Notes that are actually issued.

Interest on the Senior Subordinated Notes accrues at the rate of 10% per annum and is payable semi-annually in arrears on May 1 and November 1, commencing on May 1, 2011 to the Holders of Senior Subordinated Notes of record on the immediately preceding April 15 and October 15. Interest on the Senior Subordinated Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest on the Senior Subordinated Notes is computed on the basis of a 360-day year comprised of twelve 30-day months.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuer is not required to make any mandatory redemption or sinking fund payments with respect to the Senior Subordinated Notes. However, under certain circumstances, the Issuer may be required to offer to purchase Senior Subordinated Notes as described under the caption “—Repurchase at the Option of Holders.” We may at any time and from time to time purchase Senior Subordinated Notes in the open market or otherwise.

Optional Redemption

Except as set forth below, the Issuer will not be entitled to redeem the Senior Subordinated Notes at its option prior to November 1, 2013.

At any time prior to November 1, 2013 the Issuer may redeem all or a part of the Senior Subordinated Notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first class mail to the registered address of each Holder, at a redemption price equal to 100% of the principal amount of Senior Subordinated Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to the date of redemption (the “Redemption Date”), subject to the rights of Holders on the relevant record date to receive interest due on the relevant interest payment date.

On and after November 1, 2013 the Issuer may redeem the Senior Subordinated Notes, in whole or in part, upon notice as described under the heading “—Repurchase at the Option of Holders—Selection and Notice” at the redemption prices (expressed as percentages of principal amount of the Senior Subordinated Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon and Additional Interest, if any, to the applicable Redemption Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on November 1 of each of the years indicated below:

Year	Percentage
2013	107.500%
2014	105.000%
2015	102.500%
2016 and thereafter	100.000%

In addition, until November 1, 2013, the Issuer may, at its option, redeem up to 35% of the aggregate principal amount of Senior Subordinated Notes issued by it at a redemption price equal to 110% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon and Additional Interest, if any, to the applicable Redemption Date, subject to the right of Holders of Senior Subordinated Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more Public Equity Offerings; provided that at least 65% of the sum of the aggregate principal amount of Senior Subordinated Notes originally issued under the Indenture and any Additional Senior Subordinated Notes that are Senior Subordinated Notes issued under the Indenture after the Issue Date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such Public Equity Offering.

Notice of any redemption upon any Public Equity Offering may be given prior to the redemption thereof, and any such redemption or notice may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Public Equity Offering.

The Trustee shall select the Senior Subordinated Notes to be purchased in the manner described under “—Repurchase at the Option of Holders—Selection and Notice.”

Repurchase at the Option of Holders

Change of Control

The Senior Subordinated Notes provide that if a Change of Control occurs, unless the Issuer has previously or concurrently mailed a redemption notice with respect to all the outstanding Senior Subordinated Notes as described under “—Optional Redemption,” the Issuer will make an offer to purchase all of the Senior Subordinated Notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, subject to the right of Holders of the Senior Subordinated Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuer will send notice of such Change of Control Offer by first-class mail, with a copy to the Trustee, to each Holder of Senior Subordinated Notes to the address of such Holder appearing in the security register with a copy to the Trustee, with the following information:

(1) that a Change of Control Offer is being made pursuant to the covenant entitled “—Change of Control,” and that all Senior Subordinated Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuer;

(2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”);

(3) that any Senior Subordinated Note not properly tendered will remain outstanding and continue to accrue interest;

(4) that unless the Issuer defaults in the payment of the Change of Control Payment, all Senior Subordinated Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5) that Holders electing to have any Senior Subordinated Notes purchased pursuant to a Change of Control Offer will be required to surrender such Senior Subordinated Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Senior Subordinated Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6) that Holders will be entitled to withdraw their tendered Senior Subordinated Notes and their election to require the Issuer to purchase such Senior Subordinated Notes, provided that the paying agent receives, not later than the close of business on the 30th day following the date of the Change of Control notice, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder of the Senior Subordinated Notes, the principal amount of Senior Subordinated Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Senior Subordinated Notes and its election to have such Senior Subordinated Notes purchased;

(7) that if the Issuer is redeeming less than all of the Senior Subordinated Notes, the Holders of the remaining Senior Subordinated Notes will be issued new Senior Subordinated Notes and such new Senior Subordinated Notes will be equal in principal amount to the unpurchased portion of the Senior Subordinated

Notes surrendered. The unpurchased portion of the Senior Subordinated Notes must be equal to $2,000 or an integral multiple of $1,000 in excess of $2,000; and

(8) the other instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Senior Subordinated Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

On the Change of Control Payment Date, the Issuer will, to the extent permitted by law,

(1) accept for payment all Senior Subordinated Notes issued by it or portions thereof properly tendered pursuant to the Change of Control Offer,

(2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Senior Subordinated Notes or portions thereof so tendered, and

(3) deliver, or cause to be delivered, to the Trustee for cancellation the Senior Subordinated Notes so accepted together with an Officer’s Certificate to the Trustee stating that such Senior Subordinated Notes or portions thereof have been tendered to and purchased by the Issuer.

The Senior Credit Facilities and Senior Secured Notes limit, and future credit agreements or other agreements relating to Senior Indebtedness to which the Issuer becomes a party may prohibit or limit, the Issuer from purchasing any Senior Subordinated Notes as a result of a Change of Control. In the event a Change of Control occurs at a time when the Issuer is prohibited from purchasing the Senior Subordinated Notes, the Issuer could seek the consent of its lenders and noteholders to permit the purchase of the Senior Subordinated Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuer does not obtain such consent or repay such borrowings, the Issuer will remain prohibited from purchasing the Senior Subordinated Notes. In such case, the Issuer’s failure to purchase tendered Senior Subordinated Notes would constitute an Event of Default under the Indenture. If, as a result thereof, a default occurs with respect to any Senior Indebtedness, the subordination provisions in the Indenture would restrict payments to the Holders of Senior Subordinated Notes under certain circumstances. In addition, the Senior Credit Facilities provide that certain change of control events with respect to the Issuer would constitute a default thereunder (including a Change of Control under the Indenture). If we experience a change of control that triggers a default under our Senior Credit Facilities, we could seek a waiver of such default or seek to refinance our Senior Credit Facilities. In the event we do not obtain such a waiver or refinance the Senior Credit Facilities, such default could result in amounts outstanding under our Senior Credit Facilities being declared due and payable.

Our ability to pay cash to the Holders of Senior Subordinated Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

The Change of Control purchase feature of the Senior Subordinated Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the initial purchasers and us. After the Issue Date, we have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Liens.” Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Senior Subordinated Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders of the Senior Subordinated Notes protection in the event of a highly leveraged transaction.

We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Senior Subordinated Notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Issuer to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Senior Subordinated Notes may require the Issuer to make an offer to repurchase the Senior Subordinated Notes as described above.

The provisions under the Indenture relative to the Issuer’s obligation to make an offer to repurchase the Senior Subordinated Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Senior Subordinated Notes.

Asset Sales

The Indenture provides that the Issuer will not, and will not permit any of its Restricted Subsidiaries to, cause, make or suffer to exist an Asset Sale, unless:

(1) the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Issuer) of the assets sold or otherwise disposed of; and

(2) except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the amount of:

(a) any liabilities (as shown on the Issuer’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto) of the Issuer or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Senior Subordinated Notes, that are assumed by the transferee of any such assets and for which the Issuer and all of its Restricted Subsidiaries have been validly released by all creditors in writing,

(b) any securities received by the Issuer or such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale, and

(c) any Designated Non-cash Consideration received by the Issuer or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash

Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed 2.5% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be cash for purposes of this provision and for no other purpose.

Within 365 days after the receipt of any Net Proceeds of any Asset Sale, the Issuer or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale,

(1) to permanently reduce:

(a) Obligations under Senior Indebtedness, and to correspondingly reduce commitments with respect thereto;

(b) Obligations under Senior Subordinated Indebtedness (and to correspondingly reduce commitments with respect thereto); provided that the Issuer shall equally and ratably reduce Obligations under the Senior Subordinated Notes as provided under “—Optional Redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders of Senior Subordinated Notes to purchase their Senior Subordinated Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Senior Subordinated Notes that would otherwise be prepaid, or

(c) Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Issuer or another Restricted Subsidiary,

(2) to make (a) an Investment in any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures or (c) acquisitions of other assets, in each of (a), (b) and (c), used or useful in a Similar Business, or

(3) to make an investment in (a) any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties or (c) acquisitions of other assets that, in each of (a), (b) and (c), replace the businesses, properties and/or assets that are the subject of such Asset Sale;

provided that, in the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as the Issuer, or such other Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”) and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, the Issuer or such Restricted Subsidiary enters into another Acceptable Commitment (a “Second Commitment”) within 180 days of entering into the first such Acceptable Commitment; provided further that if any Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Excess Proceeds.

Any Net Proceeds from the Asset Sale that are not invested or applied as provided and within the time period set forth in the first sentence of the preceding paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $20.0 million, the Issuer shall make an offer to all Holders of the Senior Subordinated Notes and, if required by the terms of any Indebtedness that is pari passu with the Senior Subordinated Notes (“Pari Passu Indebtedness”), to the holders of such Pari Passu Indebtedness

(an “Asset Sale Offer”), to purchase the maximum aggregate principal amount of the Senior Subordinated Notes and such Pari Passu Indebtedness that is $2,000 or an integral multiple of $1,000 in excess of $2,000 that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuer will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $20.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee.

To the extent that the aggregate amount of Senior Subordinated Notes and such Pari Passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Senior Subordinated Notes or the Pari Passu Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Senior Subordinated Notes and such Pari Passu Indebtedness to be purchased on a pro rata basis based on the accreted value or principal amount of the Senior Subordinated Notes or such Pari Passu Indebtedness tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

Pending the final application of any Net Proceeds pursuant to this covenant, the holder of such Net Proceeds may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Senior Subordinated Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

The Senior Credit Facilities and Senior Secured Notes limit, and future credit agreements or other agreements relating to Senior Indebtedness to which the Issuer becomes a party may prohibit or limit, the Issuer from purchasing any Senior Subordinated Notes pursuant to this Asset Sales covenant. In the event the Issuer is prohibited from purchasing the Senior Subordinated Notes, the Issuer could seek the consent of its lenders and noteholders to the purchase of the Senior Subordinated Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuer does not obtain such consent or repay such borrowings, it will remain prohibited from purchasing the Senior Subordinated Notes. In such case, the Issuer’s failure to purchase tendered Senior Subordinated Notes would constitute an Event of Default under the Indenture. If, as a result thereof, a default occurs with respect to any Senior Indebtedness, the subordination provisions in the Indenture would restrict payments to the Holders of the Senior Subordinated Notes under certain circumstances.

Selection and Notice

If the Issuer is redeeming less than all of the Senior Subordinated Notes issued by it at any time, the Trustee will select the Senior Subordinated Notes to be redeemed (a) if the Senior Subordinated Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Senior Subordinated Notes are listed or (b) on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate.

Notices of purchase or redemption shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each Holder of Senior Subordinated Notes at such Holder’s registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Senior Subordinated Notes or a satisfaction and discharge of the Indenture. If any Senior Subordinated Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Senior Subordinated Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

The Issuer will issue a new Senior Subordinated Note in a principal amount equal to the unredeemed portion of the original Senior Subordinated Note in the name of the Holder upon cancellation of the original Senior Subordinated Note. Senior Subordinated Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Senior Subordinated Notes or portions of them called for redemption.

Certain Covenants

Set forth below are summaries of certain covenants contained in the Indenture.

Limitation on Restricted Payments

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(I) declare or pay any dividend or make any payment or distribution on account of the Issuer’s, or any of its Restricted Subsidiaries’ Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation other than:

(a) dividends or distributions by the Issuer payable solely in Equity Interests (other than Disqualified Stock) of the Issuer; or

(b) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

(II) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent of the Issuer, including in connection with any merger or consolidation;

(III) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

(a) Indebtedness permitted under clauses (7) and (8) of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(b) the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(IV) make any Restricted Investment

(all such payments and other actions set forth in clauses (I) through (IV) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(1) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) immediately after giving effect to such transaction on a pro forma basis, the Issuer could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after April 1, 2010 (including Restricted Payments permitted by clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock (as defined below) pursuant to clause (b) thereof only), (4), (6)(c), (9) and (13) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

(a) 50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) beginning April 1, 2010, to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit; plus

(b) 100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received by the Issuer since immediately after April 1, 2010 (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of:

(i)(A) Equity Interests of the Issuer, including Treasury Capital Stock (as defined below), but excluding cash proceeds and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received from the sale of:

(x) Equity Interests to members of management, directors or consultants of the Issuer, any direct or indirect parent company of the Issuer and the Issuer’s Subsidiaries after April 1, 2010 to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

(y) Designated Preferred Stock

and (B) to the extent such net cash proceeds are actually contributed to the Issuer, Equity Interests of the Issuer’s direct or indirect parent companies (excluding contributions of the proceeds from the sale of Designated Preferred Stock of such companies or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph); or

(ii) debt securities of the Issuer that have been converted into or exchanged for such Equity Interests of the Issuer;

provided, however, that this clause (b) shall not include the proceeds from (W) Refunding Capital Stock (as defined below), (X) Equity Interests or convertible debt securities of the Issuer sold to a Restricted Subsidiary, as the case may be, (Y) Disqualified Stock or debt securities that have been converted into Disqualified Stock or (Z) Excluded Contributions; plus

(c) 100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property contributed to the capital of the Issuer following April 1, 2010 (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) (other than by a Restricted Subsidiary and other than by any Excluded Contributions); plus

(d) 100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received by means of:

(i) the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of Restricted Investments made by the Issuer or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Issuer or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by the Issuer or its Restricted Subsidiaries, in each case after April 1, 2010; or

(ii) the sale (other than to the Issuer or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary after April 1, 2010; plus

(e) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary after the April 1, 2010, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Issuer in good faith or if, in the case of an Unrestricted Subsidiary, such fair market value may exceed $15.0 million, in writing by an Independent Financial Advisor, at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

As of the Issue Date, the Issuer and the Restricted Subsidiaries are not permitted to make a material amount of Restricted Payments pursuant to the foregoing clause (3).

The foregoing provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2)(a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Treasury Capital Stock”) or Subordinated Indebtedness of the Issuer or any Equity Interests of any direct or indirect parent company of the Issuer, in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent contributed to the Issuer (in each case, other than any Disqualified Stock) (“Refunding Capital Stock”) and (b) if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under clause (6) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of the Issuer) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

(3) the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Issuer or a Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer or a Guarantor, as the case may be, which is incurred in compliance with “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a) the principal amount of such new Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, plus the amount of any reasonable premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness;

(b) such new Indebtedness is subordinated to the Senior Subordinated Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value;

(c) such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired; and

(d) such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

(4) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Issuer or any of its direct or indirect parent companies held by any future, present or former employee, director or consultant of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed in any calendar year $10.0 million (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $20.0 million in any calendar year); provided further that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Issuer and, to the extent contributed to the Issuer, Equity Interests of any of the Issuer’s direct or indirect parent companies, in each case to members of management, directors or consultants of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph; plus

(b) the cash proceeds of key man life insurance policies received by the Issuer or its Restricted Subsidiaries after the Issue Date; less

(c) the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (4);

and provided further that cancellation of Indebtedness owing to the Issuer from members of management of the Issuer, any of the Issuer’s direct or indirect parent companies or any of the Issuer’s Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Issuer or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture; provided, however, in the case of this clause (4), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of such Restricted Payment, the Issuer and its Restricted Subsidiaries on a consolidated basis would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00; and provided further that the aggregate amount of Restricted Payments made pursuant to this clause (4) shall not exceed $50.0 million;

(5) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Issuer or any of its Restricted Subsidiaries issued in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such dividends are included in the definition of “Fixed Charges”;

(6)(a) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Issuer after the Issue Date;

(b) the declaration and payment of dividends to a direct or indirect parent company of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent corporation issued after the Issue Date, provided that the amount of dividends paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to the Issuer from the sale of such Designated Preferred Stock; or

(c) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided, however, in the case of each of (a), (b) and (c) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, the Issuer and its Restricted Subsidiaries on a consolidated basis would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(7) Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities, not to exceed the greater of (x) $20.0 million and (y) 1.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(9) the declaration and payment of dividends on the Issuer’s common stock (or the payment of dividends to any direct or indirect parent entity to fund a payment of dividends on such entity’s common stock), following the first public offering of the Issuer’s common stock or the common stock of any of its direct or indirect parent companies after the Issue Date, of up to 6% per annum of the net cash proceeds received by or contributed to the Issuer in or from any such public offering, other than public offerings with respect to the Issuer’s common stock registered on Form S-8 and other than any public sale constituting an Excluded Contribution; provided, however, in the case of this clause (9), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of the declaration of such dividend, after giving effect to such dividend on a pro forma basis, the Issuer and its Restricted Subsidiaries on a consolidated basis would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(10) Restricted Payments that are made with Excluded Contributions;

(11) other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (11) not to exceed $25.0 million;

(12) distributions or payments of Receivables Fees;

(13) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to the provisions similar to those described under the captions “—Repurchase at the Option of Holders—Change of Control” and “—Repurchase at the Option of Holders—Asset Sales”; provided that all Senior Subordinated Notes tendered by Holders in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(14) the declaration and payment of dividends by the Issuer to, or the making of loans to, any direct or indirect parent in amounts required for any direct or indirect parent companies to pay, in each case without duplication,

(a) franchise taxes and other fees, taxes and expenses required to maintain their corporate existence;

(b) federal, state and local income taxes, to the extent such income taxes are attributable to the income of the Issuer and its Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted

Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Issuer and its Restricted Subsidiaries would be required to pay in respect of federal, state and local taxes for such fiscal year were the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity;

(c) customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent company of the Issuer to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries;

(d) general corporate operating and overhead costs and expenses of any direct or indirect parent company of the Issuer to the extent such costs and expenses are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries; and

(e) fees and expenses other than to Affiliates of the Issuer related to any unsuccessful equity or debt offering of such parent entity; and

(15) the distribution, dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Issuer or a Restricted Subsidiary by Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents);

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (11) and (15), no Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the Issue Date, all of the Issuer’s Subsidiaries are Restricted Subsidiaries. The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investment.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clause (7), (10), (11) or (15) of the second paragraph of this covenant, or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries are not subject to any of the restrictive covenants set forth in the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness) and the Issuer will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided, however, that the Issuer may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any of its Restricted Subsidiaries may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for the Issuer and its Restricted Subsidiaries’ most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period, provided, however, that Restricted Subsidiaries that are not Guarantors may not incur Indebtedness or issue Disqualified Stock or Preferred Stock if, after giving pro forma effect to such incurrence or issuance (including a pro forma application of the net proceeds therefrom), more than an aggregate of $50.0 million of Indebtedness or Disqualified Stock or Preferred Stock of Restricted Subsidiaries that are not Guarantors is outstanding pursuant to this paragraph at such time.

The foregoing limitations will not apply to:

(1) the incurrence of Indebtedness under Senior Credit Facilities by the Issuer or any of its Restricted Subsidiaries and the issuance or creation of letters of credit and bankers’ acceptances thereunder or in connection therewith (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof), in an aggregate principal amount of up to the greater of (x) $85.0 million and (y) the Borrowing Base as of the date of such incurrence of Indebtedness;

(2) the incurrence by the Issuer and any Guarantor of Indebtedness represented by the Senior Subordinated Notes (including any Guarantee) (other than any Additional Senior Subordinated Notes);

(3) Indebtedness of the Issuer and its Restricted Subsidiaries in existence on the Issue Date, including the Senior Secured Notes and the Exisiting Senior Subordinated Notes (other than Indebtedness described in clauses (1) and (2));

(4) Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and Preferred Stock incurred by the Issuer or any of its Restricted Subsidiaries, to finance the purchase, lease or improvement of property (real or personal) or equipment that is used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets up to an aggregate amount which, when aggregated with the principal amount of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred pursuant to this clause (4) and including all Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness, Disqualified Stock and Preferred Stock incurred pursuant to this clause (4), does not exceed the greater of (x) $50.0 million and (y) 5% of Total Assets;

(5) Indebtedness incurred by the Issuer or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(6) Indebtedness arising from agreements of the Issuer or its Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that

(a) such Indebtedness is not reflected on the balance sheet of the Issuer, or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (6)(a)); and

(b) the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including non-cash proceeds (the fair market value of such non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Issuer and its Restricted Subsidiaries in connection with such disposition;

(7) Indebtedness of the Issuer to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not a Guarantor is expressly subordinated in right of payment to the Senior

Subordinated Notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness;

(8) Indebtedness of a Restricted Subsidiary to the Issuer or another Restricted Subsidiary; provided that if a Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not a Guarantor, such Indebtedness is expressly subordinated in right of payment to the Guarantee of the Senior Subordinated Notes of such Guarantor; provided further that any subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness;

(9) shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary, provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or another of its Restricted Subsidiaries) shall be deemed in each case to be an issuance of such shares of Preferred Stock;

(10) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting interest rate risk with respect to any Indebtedness permitted to be incurred pursuant to “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” exchange rate risk or commodity pricing risk and Bank Product Obligations;

(11) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

(12)(a) Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary equal to 100.0% of the net cash proceeds received by the Issuer since immediately after the Issue Date from the issue or sale of Equity Interests of the Issuer or cash contributed to the capital of the Issuer (in each case, other than proceeds of Disqualified Stock or sales of Equity Interests to the Issuer or any of its Subsidiaries) as determined in accordance with clauses (3)(b) and (3)(c) of the first paragraph of “—Limitation on Restricted Payments” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of “—Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof) and (b) Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred pursuant to this clause (12)(b), does not at any one time outstanding exceed $75.0 million (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (12)(b) shall cease to be deemed incurred or outstanding for purposes of this clause (12)(b) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (12)(b)); provided that the aggregate amount of Indebtedness, Disqualified Stock and Preferred Stock incurred by Restricted Subsidiaries that are not Guarantors pursuant to this clause (12) shall not exceed $25.0 million outstanding at any one time;

(13) the incurrence by the Issuer or any Restricted Subsidiary of Indebtedness, Disqualified Stock or Preferred Stock which serves to refund or refinance any Indebtedness, Disqualified Stock or Preferred Stock incurred as permitted under the first paragraph of this covenant and clauses (2), (3) and (12)(a) above, this clause (13) and clause (14) below or any Indebtedness, Disqualified Stock or Preferred Stock issued to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including reasonable tender premiums), defeasance costs and fees in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(a) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced,

(b) to the extent such Refinancing Indebtedness refinances (i) Indebtedness subordinated or pari passu to the Senior Subordinated Notes or any Guarantee thereof, such Refinancing Indebtedness is subordinated or pari passu to the Senior Subordinated Notes or the Guarantee at least to the same extent as the Indebtedness being refinanced or refunded or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively, and

(c) shall not include:

(i) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Issuer;

(ii) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of a Guarantor; or

(iii) Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary;

and provided further that subclause (a) of this clause (13) will not apply to any refunding or refinancing of any Indebtedness outstanding under any Senior Indebtedness;

(14) Indebtedness, Disqualified Stock or Preferred Stock of Persons that are acquired by the Issuer or any Restricted Subsidiary or merged into the Issuer or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that after giving effect to such acquisition or merger, either:

(a) the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant, or

(b) the Fixed Charge Coverage Ratio of the Issuer and the Restricted Subsidiaries is greater than immediately prior to such acquisition or merger;

(15) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within two Business Days of its incurrence;

(16) Indebtedness of the Issuer or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to the Senior Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit;

(17)(a) any guarantee by the Issuer or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture, or

(b) any guarantee by a Restricted Subsidiary of Indebtedness of the Issuer provided that such guarantee is incurred in accordance with the covenant described below under “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”;

(18) Indebtedness of Foreign Subsidiaries of the Issuer incurred not to exceed at any one time outstanding and together with any other Indebtedness incurred under this clause (18) 5.0% of the Total Assets of the Foreign Subsidiaries (it being understood that any Indebtedness incurred pursuant to this clause (18) shall cease to be deemed incurred or outstanding for purposes of this clause (18) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiary could have incurred such Indebtedness under the first paragraph of this covenant without reliance on this clause (18));

(19) Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary incurred to finance or assumed in connection with an acquisition in a principal amount not to exceed $20.0 million in the aggregate at any one time outstanding together with all other Indebtedness, Disqualified Stock and/or Preferred Stock issued under this clause (19) (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (19) shall cease to be deemed incurred or outstanding for purposes of this clause (19) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (19)); and

(20) Indebtedness of the Issuer or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements in each case, incurred in the ordinary course of business.

For purposes of determining compliance with this covenant:

(1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (20) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer, in its sole discretion, will classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses; provided that all Indebtedness outstanding under the Credit Facilities on the Issue Date will be treated as incurred on the Issue Date under clause (1) of the preceding paragraph; and

(2) at the time of incurrence, the Issuer will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above.

Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness, Disqualified Stock or Preferred Stock will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

Liens

The Issuer will not, and will not permit any Guarantor to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures obligations under any Indebtedness ranking pari passu with or subordinated to the Senior Subordinated Notes or any related Guarantee, on any asset or property of the Issuer or any Guarantor, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

(1) in the case of Liens securing Subordinated Indebtedness, the Senior Subordinated Notes and related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

(2) in all other cases, the Senior Subordinated Notes or the Guarantees are equally and ratably secured, except that the foregoing shall not apply to (a) Liens securing the Senior Subordinated Notes and the related Guarantees and (b) Liens securing Senior Indebtedness of the Issuer or any Guarantor.

Merger, Consolidation or Sale of All or Substantially All Assets

The Issuer may not consolidate or merge with or into or wind up into (whether or not the Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1) the Issuer is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the jurisdiction of organization of the Issuer or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person, as the case may be, being herein called the “Successor Company”);

(2) the Successor Company, if other than the Issuer, expressly assumes all the obligations of the Issuer under the Senior Subordinated Notes pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after such transaction, no Default exists;

(4) immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

(a) the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or

(b) the Fixed Charge Coverage Ratio for the Successor Company, the Issuer and its Restricted Subsidiaries would be greater than such Ratio for the Issuer and its Restricted Subsidiaries immediately prior to such transaction;

(5) each Guarantor, unless it is the other party to the transactions described above, in which case clause (b) of the second succeeding paragraph shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture, the Senior Subordinated Notes and the Registration Rights Agreement; and

(6) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture.

The Successor Company will succeed to, and be substituted for the Issuer, as the case may be, under the Indenture, the Guarantees and the Senior Subordinated Notes, as applicable. Notwithstanding the foregoing clauses (3) and (4),

(1) any Restricted Subsidiary may consolidate with or merge into or transfer all or part of its properties and assets to the Issuer, and

(2) the Issuer may merge with an Affiliate of the Issuer, as the case may be, solely for the purpose of reincorporating the Issuer in a State of the United States so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby.

Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a guarantor, no Guarantor will, and the Issuer will not permit any Guarantor to, consolidate or merge with or into or wind up into (whether or not the Issuer or Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1)(a) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the jurisdiction of organization of such Guarantor, as the case may be, or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the “Successor Person”);

(b) the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor’s related Guarantee pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(c) immediately after such transaction, no Default exists; and

(d) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture; or

(2) the transaction is made in compliance with the covenant described under “—Repurchase at the Option of Holders—Asset Sales.”

Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee. Notwithstanding the foregoing, any Guarantor may merge into or transfer all or part of its properties and assets to another Guarantor or the Issuer.

Transactions with Affiliates

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $5.0 million, unless:

(1) such Affiliate Transaction is on terms that are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis; and

(2) the Issuer delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $10.0 million, a resolution adopted by the majority of the board of directors of the Issuer approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) above.

The foregoing provisions will not apply to the following:

(1) transactions between or among the Issuer or any of its Restricted Subsidiaries;

(2) Restricted Payments permitted by the provisions of the Indenture described above under the covenant “—Limitation on Restricted Payments” and the definition of “Permitted Investments”;

(3) the payment of management, consulting, monitoring and advisory fees and related expenses to the Investors;

(4) the payment of reasonable and customary fees paid to, and indemnities provided on behalf of, officers, directors, employees or consultants of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

(5) transactions in which the Issuer or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis;

(6) any agreement as in effect as of the Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders when taken as a whole as compared to the applicable agreement as in effect on the Issue Date);

(7) the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders when taken as a whole;

(8) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Issuer and its Restricted Subsidiaries, in the reasonable determination of the board of directors of the Issuer or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(9) the issuance of Equity Interests (other than Disqualified Stock) of the Issuer to any Permitted Holder or to any director, officer, employee or consultant;

(10) sales of accounts receivable, or participations therein, in connection with any Receivables Facility;

(11) payments by the Issuer or any of its Restricted Subsidiaries to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the board of directors of the Issuer in good faith;

(12) payments or loans (or cancellation of loans) to employees or consultants of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries and employment agreements, stock option plans and other similar arrangements with such employees or consultants which, in each case, are approved by the Issuer in good faith; and

(13) investments by the Investors in securities of the Issuer or any of its Restricted Subsidiaries so long as (i) the investment is being offered generally to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5% of the proposed or outstanding issue amount of such class of securities.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Issuer will not, and will not permit any of its Restricted Subsidiaries that are not Guarantors to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(1)(a) pay dividends or make any other distributions to the Issuer or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or

(b) pay any Indebtedness owed to the Issuer or any of its Restricted Subsidiaries;

(2) make loans or advances to the Issuer or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries,

except (in each case) for such encumbrances or restrictions existing under or by reason of:

(a) contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Senior Credit Facilities, the Senior Secured Notes and the Existing Senior Subordinated Notes and the related documentation;

(b) the Indenture and the Senior Subordinated Notes;

(c) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (3) above on the property so acquired;

(d) applicable law or any applicable rule, regulation or order;

(e) any agreement or other instrument of a Person acquired by the Issuer or any of its Restricted Subsidiaries in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(f) contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Issuer pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(g) Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(h) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(i) other Indebtedness, Disqualified Stock or Preferred Stock of Foreign Subsidiaries permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(j) customary provisions in joint venture agreements and other similar agreements relating solely to such joint venture;

(k) customary provisions contained in leases or licenses of intellectual property and other agreements, in each case, entered into in the ordinary course of business;

(l) any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (k) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, no more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(m) restrictions created in connection with any Receivables Facility that, in the good faith determination of the Issuer are necessary or advisable to effect such Receivables Facility.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

The Issuer will not permit any of its Restricted Subsidiaries that is a Domestic Subsidiary, other than a Guarantor or a special-purpose Restricted Subsidiary formed in connection with Receivables Subsidiaries, to guarantee the payment of any Indebtedness of the Issuer or any other Guarantor unless:

(1) such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of the Issuer or any Guarantor:

(a) if the Senior Subordinated Notes or such Guarantor’s Guarantee are subordinated in right of payment to such Indebtedness, the Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary’s guarantee with respect to such Indebtedness substantially to the same extent as the Senior Subordinated Notes are subordinated to such Indebtedness; and

(b) if such Indebtedness is by its express terms subordinated in right of payment to the Senior Subordinated Notes or such Guarantor’s Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Senior Subordinated Notes;

(2) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Issuer or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee; and

(3) such Restricted Subsidiary shall deliver to the Trustee an Opinion of Counsel to the effect that:

(a) such Guarantee has been duly executed and authorized; and

(b) such Guarantee constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity;

provided that this covenant shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

Limitation on Layering

The Indenture provides that the Issuer will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinate in right of payment to any Senior Indebtedness of the Issuer or such Guarantor, as the case may be, unless such Indebtedness is either:

(1) equal in right of payment with the Senior Subordinated Notes or such Guarantor’s Guarantee of the Senior Subordinated Notes, as the case may be; or

(2) expressly subordinated in right of payment to the Senior Subordinated Notes or such Guarantor’s Guarantee of the Senior Subordinated Notes, as the case may be.

The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Reports and Other Information

Notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indenture requires the Issuer to file with the SEC (and make available to the Trustee and Holders of the Senior Subordinated Notes (without exhibits), without cost to any Holder, within 15 days after it files them with the SEC) from and after the Issue Date,

(1) within 90 days (or any other time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a Form 10-K by a non-accelerated filer) after the end of each fiscal year, annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

(2) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q containing all quarterly information that would be required to be contained in Form 10-Q, or any successor or comparable form;

(3) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K, or any successor or comparable form; and

(4) any other information, documents and other reports which the Issuer would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

in each case, in a manner that complies in all material respects with the requirements specified in such form; provided that the Issuer shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Issuer will make available such information to prospective purchasers of Senior Subordinated Notes, in addition to providing such information to the Trustee and the Holders of the Senior Subordinated Notes, in each case within 15 days after the time the Issuer would be required to file such information with the SEC, if it were subject to Sections 13 or 15(d) of the Exchange Act. In addition, to the extent not satisfied by the foregoing, the Issuer agrees that, for so long as any Senior Subordinated Notes are outstanding, it will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

In the event that any direct or indirect parent company of the Issuer becomes a guarantor of the Senior Subordinated Notes, the Indenture permits the Issuer to satisfy its obligations in this covenant with respect to financial information relating to the Issuer by furnishing financial information relating to such parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Issuer and its Restricted Subsidiaries on a standalone basis, on the other hand.

Events of Default and Remedies

The Indenture provides that each of the following is an Event of Default:

(1) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Senior Subordinated Notes (whether or not prohibited by the subordination provisions of the Indenture);

(2) default for 30 days or more in the payment when due of interest or Additional Interest on or with respect to the Senior Subordinated Notes (whether or not prohibited by the subordination provisions of the Indenture);

(3) failure by the Issuer or any Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of not less than 30% in principal amount of the Senior Subordinated Notes then outstanding to comply with any of its obligations, covenants or agreements (other than a default referred to in clauses (1) and (2) above) contained in the Indenture or the Senior Subordinated Notes;

(4) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries, other than Indebtedness owed to the Issuer or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Senior Subordinated Notes, if both:

(a) such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $20.0 million or more at any one time outstanding;

(5) failure by the Issuer or any Significant Subsidiary to pay final judgments aggregating in excess of $20.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(6) certain events of bankruptcy or insolvency with respect to the Issuer or any Significant Subsidiary; or

(7) the Guarantee of any Significant Subsidiary shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a Significant Subsidiary, as the case may be, denies that it has any further liability under its Guarantee or gives notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture.

If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 30% in principal amount of the then total outstanding Senior Subordinated Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Senior Subordinated Notes to be due and payable immediately; provided, however, that so long as any Indebtedness permitted to be incurred under the Indenture as part of the Senior Credit Facilities shall be outstanding, no such acceleration shall be effective until the earlier of:

(1) acceleration of any such Indebtedness under the Senior Credit Facilities; or

(2) five Business Days after the giving of written notice of such acceleration to the Issuer and the administrative agent under the Senior Credit Facilities.

Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding Senior Subordinated Notes will become due and payable without further action or notice. The Indenture provides that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the Senior Subordinated Notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders of the Senior Subordinated Notes.

The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Senior Subordinated Notes by notice to the Trustee may on behalf of the Holders of all of the Senior Subordinated Notes waive any existing Default and its consequences under the Indenture except a continuing Default in the payment of interest on, premium, if any, or the principal of any Senior Subordinated Note held by a non-consenting Holder. In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Senior Subordinated Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

(1) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged; or

(2) holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(3) the default that is the basis for such Event of Default has been cured.

Subject to the provisions of the Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Senior Subordinated Notes unless the Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a

Senior Subordinated Note may pursue any remedy with respect to the Indenture or the Senior Subordinated Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 30% in principal amount of the total outstanding Senior Subordinated Notes have requested the Trustee to pursue the remedy;

(3) Holders of the Senior Subordinated Notes have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) Holders of a majority in principal amount of the total outstanding Senior Subordinated Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, under the Indenture the Holders of a majority in principal amount of the total outstanding Senior Subordinated Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Senior Subordinated Note or that would involve the Trustee in personal liability.

The Indenture provides that the Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuer is required, within five Business Days, upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor or any of their parent companies shall have any liability for any obligations of the Issuer or the Guarantors under the Senior Subordinated Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting Senior Subordinated Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Senior Subordinated Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The obligations of the Issuer and the Guarantors under the Indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the Senior Subordinated Notes. The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the Senior Subordinated Notes and have the Issuer and each Guarantor’s obligation discharged with respect to its Guarantee (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1) the rights of Holders of Senior Subordinated Notes to receive payments in respect of the principal of, premium, if any, and interest on the Senior Subordinated Notes when such payments are due solely out of the trust created pursuant to the Indenture;

(2) the Issuer’s obligations with respect to Senior Subordinated Notes concerning issuing temporary Senior Subordinated Notes, registration of such Senior Subordinated Notes, mutilated, destroyed, lost or stolen Senior

Subordinated Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have its obligations and those of each Guarantor released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance “) and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Senior Subordinated Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuer) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Senior Subordinated Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Senior Subordinated Notes:

(1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Senior Subordinated Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Senior Subordinated Notes on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on such Senior Subordinated Notes and the Issuer must specify whether such Senior Subordinated Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

(a) the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling, or

(b) since the issuance of the Senior Subordinated Notes, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the Senior Subordinated Notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the Senior Subordinated Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default (other than that resulting from borrowing funds to be applied to make such deposit and the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Senior Credit Facilities or any other material agreement or instrument (other than the Indenture) to which, the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(6) the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code;

(7) the Issuer shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or any Guarantor or others; and

(8) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Senior Subordinated Notes, when either:

(1) all Senior Subordinated Notes theretofore authenticated and delivered, except lost, stolen or destroyed Senior Subordinated Notes which have been replaced or paid and Senior Subordinated Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(2)(a) all Senior Subordinated Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer and the Issuer or any Guarantor have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Senior Subordinated Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Senior Subordinated Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b) no Default (other than that resulting from borrowing funds to be applied to make such deposit) with respect to the Indenture or the Senior Subordinated Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under the Senior Credit Facilities or any other material agreement or instrument (other than the Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(c) the Issuer has paid or caused to be paid all sums payable by it under the Indenture; and

(d) the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Senior Subordinated Notes at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, any Guarantee and the Senior Subordinated Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Senior Subordinated Notes then outstanding, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Senior Subordinated Notes, and any existing Default or compliance with any provision of the Indenture or the Senior Subordinated Notes issued thereunder may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Senior Subordinated Notes, other than Senior Subordinated Notes beneficially owned by the Issuer or its Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offer for the Senior Subordinated Notes).

The Indenture provides that, without the consent of each affected Holder of Senior Subordinated Notes, an amendment or waiver may not, with respect to any Senior Subordinated Notes held by a non-consenting Holder:

(1) reduce the principal amount of such Senior Subordinated Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed final maturity of any such Senior Subordinated Note or alter or waive the provisions with respect to the redemption of such Senior Subordinated Notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any Senior Subordinated Note;

(4) waive a Default in the payment of principal of or premium, if any, or interest on the Senior Subordinated Notes, except a rescission of acceleration of the Senior Subordinated Notes by the Holders of at least a majority in aggregate principal amount of the Senior Subordinated Notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders;

(5) make any Senior Subordinated Note payable in money other than that stated therein;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Senior Subordinated Notes;

(7) make any change in these amendment and waiver provisions;

(8) impair the right of any Holder to receive payment of principal of, or interest on such Holder’s Senior Subordinated Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Senior Subordinated Notes;

(9) make any change in the subordination provisions thereof that would adversely affect the Holders; or

(10) except as expressly permitted by the Indenture, modify the Guarantees of any Significant Subsidiary in any manner adverse to the Holders of the Senior Subordinated Notes.

Notwithstanding the foregoing, the Issuer, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture and any Guarantee or Senior Subordinated Notes without the consent of any Holder;

(1) to cure any ambiguity, omission, mistake, defect or inconsistency;

(2) to provide for uncertificated Senior Subordinated Notes in addition to or in place of certificated Senior Subordinated Notes;

(3) to comply with the covenant relating to mergers, consolidations and sales of assets;

(4) to provide the assumption of the Issuer’s or any Guarantor’s obligations to the Holders;

(5) to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder;

(6) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuer or any Guarantor;

(7) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(8) to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

(9) to provide for the issuance of exchange notes or private exchange notes, which are identical to exchange notes except that they are not freely transferable;

(10) to add a Guarantor under the Indenture;

(11) to conform the text of the Indenture, Guarantees or the Senior Subordinated Notes to any provision of this “Description of the Exchange Notes” to the extent that such provision in this “Description of the Exchange Notes” was intended to be a verbatim recitation of a provision of the Indenture, Guarantee or Senior Subordinated Notes; or

(12) making any amendment to the provisions of the Indenture relating to the transfer and legending of Senior Subordinated Notes as permitted by the Indenture, including, without limitation to facilitate the issuance and administration of the Senior Subordinated Notes; provided, however, that (i) compliance with the Indenture as so amended would not result in Senior Subordinated Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Senior Subordinated Notes.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

Notices given by publication will be deemed given on the first date on which publication is made and notices given by first- class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

The Indenture will contain certain limitations on the rights of the Trustee thereunder, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture provides that the Holders of a majority in principal amount of the outstanding Senior Subordinated Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Senior Subordinated Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture, the Senior Subordinated Notes and any Guarantee are governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. For purposes of the Indenture, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“Acquired Indebtedness” means, with respect to any specified Person,

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Interest” means all additional interest then owing pursuant to the Registration Rights Agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, with respect to any Senior Subordinated Note on any Redemption Date, the greater of:

(1) 1.0% of the principal amount of such Senior Subordinated Note; and

(2) the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Senior Subordinated Note at November 1, 2013 (each such redemption price being set forth in the table appearing above under the caption “Optional Redemption”), plus (ii) all required interest payments due on such Senior Subordinated Note through November 1, 2013 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the principal amount of such Senior Subordinated Note.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Lease-Back Transaction) of the Issuer or any of its Restricted Subsidiaries (each referred to in this definition as a “disposition”); or

(2) the issuance or sale of Equity Interests of any Restricted Subsidiary, whether in a single transaction or a series of related transactions;

in each case, other than:

(a) any disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out equipment in the ordinary course of business or any disposition of inventory or goods (or other assets) held for sale in the ordinary course of business;

(b) the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to the provisions described above under “—Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(c) the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “—Certain Covenants—Limitation on Restricted Payments”;

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of transactions with an aggregate fair market value of less than $10.0 million;

(e) any disposition of property or assets or issuance of securities by a Restricted Subsidiary of the Issuer to the Issuer or by the Issuer or a Restricted Subsidiary of the Issuer to another Restricted Subsidiary of the Issuer;

(f) to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(g) the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

(h) any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i) foreclosures on assets;

(j) sales of accounts receivable, or participations therein, in connection with any Receivables Facility; and

(k) any financing transaction with respect to property built or acquired by the Issuer or any Restricted Subsidiary after the Issue Date, including Sale and Lease-Back Transactions and asset securitizations permitted by the Indenture.

“Bank Product Obligations” means, with respect to any Person, the obligations of such Person under (a) credit card programs, (b) credit card processing services, (c) debit card programs, (d) stored value card programs, (e) purchase card programs (including so-called “procurement cards” or “P-cards”), or (f) cash management or related services.

“beneficial ownership” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as such term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition.

“Borrowing Base” means, as of any date, an amount equal to the sum of (x) 85% of the book value of the accounts receivable and (y) 65% of the book value of the inventory, in each case of the Issuer and the Guarantors on a consolidated basis as of the end of the most recently completed fiscal quarter preceding such date for which internal financial statements are available.

“Business Day” means each day which is not a Legal Holiday.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Equivalents” means:

(1) United States dollars;

(2)(a) euro, or any national currency of any participating member state of the EMU; or

(b) in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by them from time to time in the ordinary course of business;

(3) securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 24 months or less from the date of acquisition;

(4) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus of not less than $500.0 million in the case of U.S. banks and $100.0 million (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks;

(5) repurchase obligations for underlying securities of the types described in clauses (3) and (4) entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6) commercial paper rated at least P-1 by Moody’s or at least A-1 by S&P and in each case maturing within 24 months after the date of creation thereof;

(7) marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof;

(8) investment funds investing 95% of their assets in securities of the types described in clauses (1) through (7) above;

(9) readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition;

(10) Indebtedness or Preferred Stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s with maturities of 24 months or less from the date of acquisition and;

(11) Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above, provided that such amounts are converted into any currency listed in clauses (1) and (2) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

“Change of Control” means the occurrence of any of the following:

(1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder; or

(2) the Issuer becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership of 50% or more of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies holding directly or indirectly 100% of the total voting power of the Voting Stock of the Issuer.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations, and (e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (w) any Additional Interest, (x) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (y) any expensing of bridge, commitment and other financing fees and (z) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Receivables Facility); plus

(2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(3) interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income, of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that, without duplication,

(1) any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses, severance, relocation costs, executive recruiting costs and curtailments or modifications to pension and post-retirement employee benefit plans shall be excluded,

(2) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period,

(3) any after-tax effect of income (loss) from disposed or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned or discontinued operations shall be excluded,

(4) any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business, as determined in good faith by the Issuer, shall be excluded,

(5) the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the Issuer shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period,

(6) solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of “—Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded if the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived, provided that Consolidated Net Income of the Issuer will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to the Issuer or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein,

(7) any impairment charge or asset write-off pursuant to Financial Accounting Standards Board Statement No. 142 and No. 144 and the amortization of intangibles arising pursuant to No. 141 shall be excluded,

(8) effects of adjustments in any line item in such Person’s consolidated financial statements required or permitted by the Financial Accounting Standards Board Statement Nos. 141 and 142 resulting from the application of purchase accounting in relation to any acquisition that is consummated after the Issue Date, net of taxes, shall be excluded,

(9) any after-tax effect of income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments shall be excluded, and

(10) any non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only (other than clause (3)(d) thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Issuer and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Issuer and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Issuer or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) thereof.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2) to advance or supply funds

(a) for the purchase or payment of any such primary obligation, or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Facilities” means, with respect to the Issuer or any of its Restricted Subsidiaries, one or more debt facilities, including the Senior Credit Facilities, or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by the Issuer or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Issuer, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Issuer or any parent corporation thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate executed by the principal financial officer of the Issuer or the applicable parent corporation thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of the “—Certain Covenants—Limitation on Restricted Payments” covenant.

“Designated Senior Indebtedness” means:

(1) any Indebtedness outstanding under the Senior Credit Facilities; and

(2) any other Senior Indebtedness permitted under the Indenture, the principal amount of which is $50.0 million or more and that has been designated by the Issuer as “Designated Senior Indebtedness.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the Senior Subordinated Notes or the date the Senior Subordinated Notes are no longer outstanding; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“Domestic Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person other than a Foreign Subsidiary.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

(1) increased (without duplication) by:

(a) provision for taxes based on income or profits or capital, including, without limitation, state, franchise and similar taxes (such as the Pennsylvania capital tax) and foreign withholding taxes of such Person paid or accrued during such period deducted (and not added back) in computing Consolidated Net Income; plus

(b) Fixed Charges of such Person for such period (including (x) net losses or Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (y) costs of surety bonds in connection with financing activities, in each case, to the extent included in Fixed Charges) to the extent the same was deducted (and not added back) in calculating such Consolidated Net Income; plus

(c) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same were deducted (and not added back) in computing Consolidated Net Income; plus

(d) any expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by the Indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the offering of the Senior Subordinated Notes and the Credit Facilities and (ii) any amendment or other modification of the Senior Subordinated Notes, and, in each case, deducted (and not added back) in computing Consolidated Net Income; plus

(e) the amount of any restructuring charge or reserve or other plant closure cost deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after the Issue Date and costs related to the closure and/or consolidation of facilities; plus

(f) any other non-cash charges, including any write offs or write downs, reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

(g) the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income; plus

(h) the amount of management, monitoring, consulting and advisory fees and related expenses paid in such period to the Investors to the extent otherwise permitted under “—Certain Covenants—Transactions with Affiliates”; plus

(i) the amount of loss on sale of receivables and related assets to the Receivables Subsidiary in connection with a Receivables Facility; plus

(j) any costs or expense incurred by the Issuer or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Issuer or net cash proceeds of an issuance of Equity Interest of the Issuer (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments”;

(2) decreased by (without duplication) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period, and

(3) increased or decreased by (without duplication):

(a) any net gain or loss resulting in such period from Hedging Obligations and the application of Statement of Financial Accounting Standards No. 133; plus or minus, as applicable, and

(b) any net gain or loss resulting in such period from currency translation gains or losses related to non-operating currency transactions (including any net loss or gain resulting from hedge agreements for currency exchange risk), plus or minus, as applicable.

“EMU” means economic and monetary union as contemplated in the Treaty on European Union.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of common stock or Preferred Stock of the Issuer or any of its direct or indirect parent companies (excluding Disqualified Stock), other than:

(1) public offerings with respect to the Issuer’s or any direct or indirect parent company’s common stock registered on Form S-8;

(2) issuances to any Subsidiary of the Issuer; and

(3) any such public or private sale that constitutes an Excluded Contribution.

“euro” means the single currency of participating member states of the EMU.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Existing Senior Subordinated Notes” means the Issuer’s 10 1/2% Senior Subordinated Notes due 2013 outstanding on the Issuer Date.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by the Issuer from

(1) contributions to its common equity capital, and

(2) the sale (other than to a Subsidiary of the Issuer or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer,

in each case designated as Excluded Contributions pursuant to an officer’s certificate executed by the principal financial officer of the Issuer on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments.”

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Issuer or any Restricted Subsidiary incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving Credit Facilities unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Coverage Ratio Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the Issuer or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by the chief financial officer of the Issuer. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under revolving Credit facilities computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of:

(1) Consolidated Interest Expense of such Person for such period;

(2) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock during such period; and

(3) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period.

“Foreign Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof or the District of Columbia and any Restricted Subsidiary of such Foreign Subsidiary.

“GAAP” means generally accepted accounting principles in the United States which are in effect on the Issue Date.

“Government Securities” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means the guarantee by any Guarantor of the Issuer’s Obligations under the Indenture.

“Guarantor” means, each Restricted Subsidiary that Guarantees the Senior Subordinated Notes in accordance with the terms of the Indenture.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contract, currency swap agreement or similar agreement providing for the transfer or mitigation of interest rate or currency risks either generally or under specific contingencies.

“Holder” means the Person in whose name a Senior Subordinated Note is registered on the registrar’s books.

“Indebtedness” means, with respect to any Person, without duplication:

(1) any indebtedness (including principal and premium) of such Person, whether or not contingent:

(a) in respect of borrowed money;

(b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof);

(c) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes a trade payable or similar obligation to a trade or similar creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP; or

(d) representing any Hedging Obligations;

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of the such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

(3) to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations incurred in the ordinary course of business or (b) obligations under or in respect of Receivables Facilities.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Issuer, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, KKR Capital Markets LLC, UBS Securities LLC and Wells Fargo Securities, LLC.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

(2) debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Issuer and its Subsidiaries;

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1) “Investments” shall include the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(a) the Issuer “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to the Issuer equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Issuer.

“Investors” means Kohlberg Kravis Roberts & Co. L.P. and Bain Capital and their respective Affiliates but not including, however, any portfolio companies of any of the foregoing.

“Issue Date” means October 28, 2010.

“Issuer” has the meaning set forth in the first paragraph under “General”.

“Legal Holiday” means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale, including any cash received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non- cash Consideration, including legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Senior Indebtedness required (other than required by clause (1) of the second paragraph of “—Repurchase at the Option of Holders—Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Issuer or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer, or of any other Person, as the case may be.

“Officer’s Certificate” means a certificate signed on behalf of the Issuer by an Officer of the Issuer, or on behalf of any other Person, as the case may be, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer or such other Person, that meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer or the Trustee.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Issuer or any of its Restricted Subsidiaries and another Person; provided, that any cash or Cash Equivalents received must be applied in accordance with the “—Repurchase at the Option of Holders—Asset Sales” covenant.

“Permitted Holders” means each of the Investors and members of management of the Issuer (or its direct parent) who are holders of Equity Interests of the Issuer (or any of its direct or indirect parent companies) on the

Issue Date and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided, that, in the case of such group and without giving effect to the existence of such group or any other group, such Investors and members of management, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies.

“Permitted Investments” means:

(1) any Investment in the Issuer or any of its Restricted Subsidiaries;

(2) any Investment in cash and Cash Equivalents or Investment Grade Securities;

(3) any Investment by the Issuer or any of its Restricted Subsidiaries in a Person that is engaged in a Similar Business if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary; or

(b) such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided, that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(4) any Investment in securities or other assets not constituting cash, Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to the provisions of “—Repurchase at the Option of Holders—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on the Issue Date;

(6) any Investment acquired by the Issuer or any of its Restricted Subsidiaries:

(a) in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable; or

(b) as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7) Hedging Obligations permitted under clause (10) of the covenant described in “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”

(8) any Investment in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (8) that are at that time outstanding, not to exceed the greater of (x) $40.0 million and (y) 4% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(9) Investments the payment for which consists of Equity Interests (exclusive of Disqualified Stock) of the Issuer, or any of its direct or indirect parent companies; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described in “—Certain Covenants—Limitations on Restricted Payments”;

(10) guarantees of Indebtedness permitted under the covenant described in “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under “—Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (5) and (9) of such paragraph);

(12) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment;

(13) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed the greater of (x) $20.0 million and (y) 1.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(14) Investments relating to a Receivables Subsidiary that, in the good faith determination of the Issuer are necessary or advisable to effect any Receivables Facility;

(15) advances to, or guarantees of Indebtedness of, employees not in excess of $10.0 million outstanding at any one time, in the aggregate; and

(16) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practices or to fund such Person’s purchase of Equity Interests of the Issuer or any direct or indirect parent company thereof.

“Permitted Junior Securities” means:

(1) Equity Interests in the Issuer, any Guarantor or any direct or indirect parent of the Issuer; or

(2) unsecured debt securities that are subordinated to all Senior Indebtedness (and any debt securities issued in exchange for Senior Indebtedness) to substantially the same extent as, or to a greater extent than, the Senior Subordinated Notes and the related Guarantees are subordinated to Senior Indebtedness under the Indenture;

provided that the term “Permitted Junior Securities” shall not include any securities distributed pursuant to a plan of reorganization if the Indebtedness under the Senior Credit Facilities is treated as part of the same class as the Senior Subordinated Notes for purposes of such plan of reorganization; provided further that to the extent that any Senior Indebtedness of the Issuer or the Guarantors outstanding on the date of consummation of any such plan of reorganization is not paid in full in cash on such date, the holders of any such Senior Indebtedness not so paid in full in cash have consented to the terms of such plan of reorganization.

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(3) Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(4) Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5) survey exceptions, encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental, to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) Liens securing Indebtedness permitted to be incurred pursuant to clause (4), (12)(b), (18) or (19) of the second paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that Liens securing Indebtedness permitted to be incurred pursuant to clause (18) extend only to the assets of Foreign Subsidiaries;

(7) Liens existing on the Issue Date;

(8) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Issuer or any of its Restricted Subsidiaries;

(9) Liens on property at the time the Issuer or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Issuer or any of its Restricted Subsidiaries; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by the Issuer or any of its Restricted Subsidiaries;

(10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) Liens securing Hedging Obligations so long as related Indebtedness (if any) is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations and Liens securing Bank Product Obligations;

(12) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries and do not secure any Indebtedness;

(14) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(15) Liens in favor of the Issuer or any Guarantor;

(16) Liens on equipment of the Issuer or any of its Restricted Subsidiaries granted in the ordinary course of business to the Issuer’s clients;

(17) Liens on accounts receivable and related assets incurred in connection with a Receivables Facility;

(18) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8) and (9); provided, however, that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8) and (9) at the time the original Lien became a Permitted Lien under the Indenture, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(19) deposits made in the ordinary course of business to secure liability to insurance carriers;

(20) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $30.0 million at any one time outstanding;

(21) Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under the caption “—Events of Default and Remedies” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(22) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(23) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(24) Liens deemed to exist in connection with Investments in repurchase agreements permitted under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(25) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes; and

(26) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Issuer or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Issuer or any of its Restricted Subsidiaries in the ordinary course of business.

For purposes of determining compliance with this definition, (A) Permitted Liens need not be incurred solely by reference to one category of Permitted Liens described above but are permitted to be incurred in part under any combination thereof and (B) in the event that a Lien (or any portion thereof) meets the criteria of one or more of the categories of Permitted Liens described above, the Issuer shall, in its sole discretion, classify (but not reclassify) such item of Permitted Liens (or any portion thereof) in any manner that complies with this definition and will only be required to include the amount and type of such item of Permitted Liens in one of the above clauses and such Lien will be treated as having been incurred pursuant to only one of such clauses.

For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

“Public Equity Offering” means any public sale of common stock or Preferred Stock of the Issuer or any of its direct or indirect parent companies (excluding Disqualified Stock), other than:

(1) public offerings with respect to the Issuer’s or any direct or indirect parent company’s common stock registered on Form S-8;

(2) issuances to any Subsidiary of the Issuer; and

(3) any such public sale that constitutes an Excluded Contribution.

“Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Issuer in good faith.

“Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the Senior Subordinated Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuer which shall be substituted for Moody’s or S&P or both, as the case may be.

“Receivables Facility” means any of one or more receivables financing facilities as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the Issuer or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) pursuant to which the Issuer or any of its Restricted Subsidiaries sells its accounts receivable to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn sells its accounts receivable to a Person that is not a Restricted Subsidiary.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any accounts receivable or participation interest therein issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

“Receivables Subsidiary” means any Subsidiary formed for the purpose of, and that solely engages only in one or more Receivables Facilities and other activities reasonably related thereto.

“Registration Rights Agreement” means the Registration Rights Agreement with respect to the Senior Subordinated Notes dated as of the Issue Date, among the Issuer, the Guarantors and the Initial Purchasers.

“Related Business Assets” means assets (other than cash or Cash Equivalents) used or useful in a Similar Business, provided that any assets received by the Issuer or a Restricted Subsidiary in exchange for assets transferred by the Issuer or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Representative” means any trustee, agent or representative (if any) for an issue of Senior Indebtedness of the Issuer.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of the Issuer (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Sale and Lease-Back Transaction” means any arrangement providing for the leasing by the Issuer or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Issuer or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Issuer or any of its Restricted Subsidiaries secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Credit Facilities” means the credit facility under the Credit Agreement, dated as of January 29, 2010, by and among the Issuer, the lenders party thereto in their capacities as lenders thereunder, and Wells Fargo Capital Finance, LLC, as Administrative Agent and as Collateral Agent, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” above).

“Senior Indebtedness” means:

(1) all Indebtedness of the Issuer or any Guarantor outstanding under the Senior Credit Facilities and related Guarantees (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of the Issuer or any Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings)), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on the Issue Date or thereafter created or incurred) and all obligations of the Issuer or any Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

(2) all Hedging Obligations (and guarantees thereof) owing to a Lender (as defined in the Senior Credit Facilities) or any Affiliate of such Lender (or any Person that was a Lender or an Affiliate of such Lender at the time the applicable agreement giving rise to such Hedging Obligation was entered into), provided that such Hedging Obligations are permitted to be incurred under the terms of the Indenture;

(3) any other Indebtedness of the Issuer or any Guarantor permitted to be incurred under the terms of the Indenture, including the Senior Secured Notes and the related Guarantees, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Senior Subordinated Notes or any related Guarantee; and

(4) all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3);

provided, however, that Senior Indebtedness shall not include:

(a) any obligation of such Person to the Issuer or any of its Subsidiaries;

(b) any liability for federal, state, local or other taxes owed or owing by such Person;

(c) any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(d) any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(e) that portion of any Indebtedness which at the time of incurrence is incurred in violation of the Indenture; provided, however that such Indebtedness shall be deemed not to have been incurred in violation of the Indenture for purposes of this clause if such Indebtedness consists of Designated Senior Indebtedness, and the holder(s) of such Indebtedness of their agent or representative (a) had no actual knowledge at the time of incurrence that the incurrence of such Indebtedness violated the Indenture and (b) shall have receive a certificate from an officer of the Issuer to the effect that the incurrence of such Indebtedness does not violate the provisions of the Indenture.

“Senior Subordinated Indebtedness” means:

(1) with respect to the Issuer, Indebtedness which ranks equal in right of payment to the Senior Subordinated Notes issued by the Issuer; and

(2) with respect to any Guarantor, Indebtedness which ranks equal in right of payment to the Guarantee of such entity of Senior Subordinated Notes.

“Senior Secured Notes” means the Issuer’s $400,000,000 aggregate principal amount of 8 3/8% Senior Secured Notes due 2017 outstanding on the Issue Date.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

“Similar Business” means any business conducted or proposed to be conducted by the Issuer and its Restricted Subsidiaries on the Issue Date or any business that is similar, reasonably related, incidental or ancillary thereto.

“Subordinated Indebtedness” means, with respect to the Senior Subordinated Notes,

(1) any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the Senior Subordinated Notes, and

(2) any Indebtedness of any Guarantor which is by its terms subordinated in right of payment to the Guarantee of such entity of the Senior Subordinated Notes.

“Subsidiary” means, with respect to any Person:

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof or is consolidated under GAAP with such Person at such time; and

(2) any partnership, joint venture, limited liability company or similar entity of which

(x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Total Assets” means the total assets of the Issuer and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent balance sheet of the Issuer or such other Person as may be expressly stated.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to November 1, 2013; provided, however, that if the period from the Redemption Date to November 1, 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended (15 U.S.C §§ 77aaa-777bbbb).

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Issuer which at the time of determination is an Unrestricted Subsidiary (as designated by the Issuer, as provided below); and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Issuer may designate any Subsidiary of the Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the

Issuer or any Subsidiary of the Issuer (other than solely any Subsidiary of the Subsidiary to be so designated); provided that

(1) any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by the Issuer;

(2) such designation complies with the covenants described under “—Certain Covenants—Limitation on Restricted Payments”; and

(3) each of:

(a) the Subsidiary to be so designated; and

(b) its Subsidiaries

has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any Restricted Subsidiary.

The Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and either:

(1) the Issuer could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(2) the Fixed Charge Coverage Ratio for the Issuer its Restricted Subsidiaries would be greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such designation,

in each case on a pro forma basis taking into account such designation.

Any such designation by the Issuer shall be notified by the Issuer to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of the Issuer or any committee thereof giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

(2) the sum of all such payments.

“Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Equity Interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

CERTAIN UNITED STATES FEDERAL INCOME

TAX CONSEQUENCES OF THE EXCHANGE OFFER

The exchange of outstanding notes for exchange notes in the exchange offer will not constitute a taxable event to holders for United States federal income tax purposes. Consequently, you will not recognize gain or loss upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding note exchanged therefor and the basis of the exchange note will be the same as the basis of the outstanding note immediately before the exchange.

In any event, persons considering the exchange of outstanding notes for exchange notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the exchange notes by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws, rules or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” (within the meaning of ERISA) of any such plan, account or arrangement (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the exchange notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving “plan assets” with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of exchange notes by an ERISA Plan with respect to which the Issuer or any of the initial purchasers of the outstanding notes are considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the United States Department of Labor has issued prohibited transaction class exemptions (“PTCEs”), that may apply to the acquisition and holding of the exchange notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemption will be satisfied.

Because of the foregoing, the exchange notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding (and the exchange of outstanding notes for exchange notes) will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of an exchange note, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the exchange notes constitutes assets of any Plan or (ii) the purchase and holding of the outstanding or the exchange notes (and the exchange of outstanding notes for exchange notes) by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or any similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the outstanding notes or the exchange notes (and holding or disposing the outstanding notes or the exchange notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such transactions and whether an exemption would be applicable to the purchase and holding and disposition of the outstanding notes or the exchange notes (and the exchange of outstanding notes for exchange notes).

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired as a result of market-making activities or other trading activities. In addition, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any exchange of outstanding notes for exchange notes or from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any resale of exchange notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and, except in certain circumstances, the expenses of counsel and other advisors of the holders and will indemnify the holders of outstanding notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the exchange notes and the related guarantees offered hereby will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. An investment vehicle comprised of several partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others own interests representing less than 1% of the capital commitments of the KKR Millennium Fund.

EXPERTS

The consolidated financial statements as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, and the related financial statement schedule included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We file certain reports with the Securities Exchange Commission (“the SEC”), including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC’s web site at www.sec.gov. Other information about us is also available on our web site at http://www.accellent.com. Please note that our website address is provided as an inactive textual reference only. We make available free of charge, through our website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. However, the information on the SEC’s web site and the information on our web site do not constitute a part of this prospectus.

ACCELLENT INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Accellent Inc.

Wilmington, Massachusetts

We have audited the accompanying consolidated balance sheets of Accellent Inc. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholder’s equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the index to financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Accellent Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

March 25, 2011

ACCELLENT INC.

Consolidated Balance Sheets

December 31, 2009 and 2010

(In thousands)

	2009	2010
Assets
Current assets:
Cash and cash equivalents	$33,785	$40,787
Accounts receivable, net of allowances of $2,338 and $2,002 at December 31, 2009 and 2010, respectively	44,815	54,011
Inventory	55,571	66,028
Prepaid expenses and other current assets	4,008	2,650

Total current assets	138,179	163,476
Property, plant and equipment, net	117,976	121,037
Goodwill	629,854	629,854
Other intangible assets, net	179,566	164,626
Deferred financing costs and other assets, net	13,400	19,083

Total assets	$1,078,975	$1,098,076

Liabilities and Stockholder’s equity
Current liabilities:
Current portion of long-term debt	$7	$9
Accounts payable	23,910	24,025
Accrued payroll and benefits	6,701	9,102
Accrued interest	4,336	19,787
Accrued expenses	16,201	17,793
Liability for derivative instrument	4,511	—

Total current liabilities	55,666	70,716
Long-term debt	684,650	712,675
Other liabilities	32,143	34,177

Total liabilities	772,459	817,568

Commitments and contingencies (Note 15)
Stockholder’s equity:
Common stock, par value $0.01 per share, 50,000,000 shares authorized; 1,000 shares issued and outstanding at December 31, 2009 and 2010	—	—
Additional paid-in capital	635,368	637,290
Accumulated other comprehensive income (loss)	1,985	(1,442)
Accumulated deficit	(330,837)	(355,340)

Total stockholder’s equity	306,516	280,508

Total liabilities and stockholder’s equity	$1,078,975	$1,098,076

The accompanying notes are an integral part of these consolidated financial statements.

ACCELLENT INC.

Consolidated Statements of Operations

(In thousands)

	Year Ended December 31,
	2008	2009	2010
Net sales	$525,476	$478,793	$506,954
Cost of sales (exclusive of amortization)	386,143	347,783	369,250

Gross profit	139,333	131,010	137,704

Operating expenses:
Selling, general and administrative expenses	58,814	47,725	52,002
Research and development expenses	2,924	2,064	2,393
Restructuring charges	2,499	5,727	(117)
Amortization of intangible assets	14,939	14,939	14,939
Loss on disposal of property and equipment	1,074	966	15

Total operating expenses	80,250	71,421	69,232

Income from operations	59,083	59,589	68,472

Other (expense) income, net:
Interest expense, net	(65,257)	(56,569)	(73,939)
Loss on debt extinguishment	—	—	(20,882)
Other (expense) income, net	(2,453)	(514)	6,211

Total other (expense) income, net	(67,710)	(57,083)	(88,610)

(Loss) income before income taxes	(8,627)	2,506	(20,138)
Provision for income taxes	4,689	3,576	4,365

Net loss	$(13,316)	$(1,070)	$(24,503)

The accompanying notes are an integral part of these consolidated financial statements.

ACCELLENT INC.

Consolidated Statements of Stockholder’s Equity

Years ended December 31, 2008, 2009 and 2010

(In thousands, except share data)

	Common Stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated (deficit)	Total Stockholders’ Equity
	Shares	Amount
Balance, January 1, 2008	1,000	$—	$628,368	$78	$(316,451)	$311,995
Comprehensive loss:
Net loss	—	—	—	—	(13,316)	$(13,316)
Cumulative translation adjustment	—	—	—	(2,795)	—	(2,795)
Net gain on hedging instruments	—	—	—	1,039	—	1,039
Amortization of pension actuarial loss	—	—	—	(296)	—	(296)

Total comprehensive loss						$(15,368)
Stock issuance (Note 6)	—	—	1,108	—	—	1,108
Vesting of restricted stock	—	—	312	—	—	312
Exercise of employee stock options	—	—	3,158	—	—	3,158
Stock-based compensation	—	—	824	—	—	824
Forfeiture of employee stock options	—	—	144	—	—	144

Balance, December 31, 2008	1,000	—	633,914	(1,974)	(329,767)	302,173
Comprehensive income:
Net loss	—	—	—	—	(1,070)	$(1,070)
Cumulative translation adjustment	—	—	—	965	—	965
Reclassification to earnings out of accumulated other comprehensive income (loss) of accumulated losses on derivative instruments	—	—	—	3,038	—	3,038
Amortization of pension actuarial loss	—	—	—	(44)	—	(44)

Total comprehensive income						$2,889
Stock issuance (Note 6)	—	—	812	—	—	812
Vesting of restricted stock	—	—	164	—	—	164
Stock-based compensation	—	—	454	—	—	454
Forfeiture of rollover options	—	—	24	—	—	24

Balance, December 31, 2009	1,000	—	635,368	1,985	(330,837)	306,516
Comprehensive loss:
Net loss	—	—	—	—	(24,503)	$(24,503)
Cumulative translation adjustment	—	—	—	(2,255)	—	(2,255)
Pension actuarial loss	—	—	—	(1,183)	—	(1,183)
Amortization of pension actuarial loss	—	—	—	11	—	11

Total comprehensive loss						$(27,930)
Stock issuance (Note 6)	—	—	600	—	—	600
Vesting of restricted stock	—	—	104	—	—	104
Stock-based compensation	—	—	595	—	—	595
Exercise of employee stock options	—	—	689	—	—	689
Repurchase of parent company common stock	—	—	(66)	—	—	(66)

Balance, December 31, 2010	1,000	$—	$637,290	$(1,442)	$(355,340)	$280,508

The accompanying notes are an integral part of these consolidated financial statements.

ACCELLENT INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2008	2009	2010
Cash flows from operating activities:
Net loss	$(13,316)	$(1,070)	$(24,503)
Adjustments to reconcile net loss to net cash flows provided by operating activities:
Depreciation and amortization	35,636	37,128	37,358
Amortization of debt discounts and non-cash interest accrued	4,197	4,229	3,662
Change in allowance for bad debts	259	712	(213)
Restructuring charges, net of adjustments and payments	268	1,128	(117)
Change in fair value of derivative instruments	4,111	(425)	(4,511)
Loss on disposal of property and equipment	1,074	966	15
Deferred income tax expense	1,726	2,456	3,087
Non-cash compensation expense	2,805	710	785
Loss on debt extinguishments	—	—	20,882
Change in environmental liabilities	—	—	(1,302)
Changes in operating assets and liabilities:
Accounts receivable	(501)	5,300	(9,163)
Inventory	2,811	8,744	(10,635)
Prepaid expenses and other current assets	992	(299)	1,382
Accounts payable, accrued expenses and other liabilities	1,934	(4,100)	17,848

Net cash provided by operating activities	41,996	55,479	34,575

Cash flows from investing activities:
Capital expenditures	(17,363)	(16,434)	(25,944)
Proceeds from the sale of property and equipment	1,629	1,016	66
Proceeds from note receivable	—	1,268	—

Net cash used in investing activities	(15,734)	(14,150)	(25,878)

Cash flows from financing activities:
Proceeds from borrowings on long-term debt	39,000	—	712,396
Repayments of long-term debt and capital lease obligations	(54,155)	(22,384)	(695,220)
Proceeds from sale of parent company stock	138	239	600
Repurchase of parent company common stock	(1,984)	(16)	(66)
Proceeds from the exercise of options in parent company stock	—	—	106
Payment of debt issuance costs	—	(10)	(19,337)

Net cash used in financing activities	(17,001)	(22,171)	(1,521)

Effect of exchange rate changes	(424)	102	(174)

Net increase in cash and cash equivalents	8,837	19,260	7,002
Cash and cash equivalents, beginning of year	5,688	14,525	33,785

Cash and cash equivalents, end of year	$14,525	$33,785	$40,787

Supplemental disclosure of cash flow information:
Cash paid for interest	$61,774	$53,074	$54,732
Cash paid for income taxes	3,062	2,354	1,086
Supplemental disclosure of non-cash investing and financing activities:
Non-cash exercise of options in parent company stock	$—	$—	$360
Property and equipment purchases unpaid and included in accounts payable	$2,196	$1,406	$471
Deferred financing fees unpaid and included in accounts payable and accrued liabilities	—	—	$568

The accompanying notes are an integral part of these consolidated financial statements.

ACCELLENT INC.

Notes to Consolidated Financial Statements

1. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements include the accounts of Accellent Inc. and its wholly owned subsidiaries (collectively, the “Company”). All intercompany transactions have been eliminated.

The Company was acquired on November 22, 2005 through a merger transaction with Accellent Merger Sub Inc., a corporation formed by investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and Bain Capital (“Bain”). The acquisition was accomplished through the merger of Accellent Merger Sub Inc. into Accellent Inc. with Accellent Inc. being the surviving company (the “Merger”). The Merger and the consideration raised through debt and equity transactions are collectively referred to as the “Acquisition.” The Company is a wholly owned subsidiary of Accellent Acquisition Corp., which is owned by Accellent Holdings Corp. Both of these companies were formed to facilitate the Acquisition. The Company’s accounting for the Acquisition recognized the requirement that purchase accounting treatment of the Acquisition be “pushed down” to the Company, resulting in the adjustment of all net assets to their respective fair values as of the Acquisition date.

Nature of operations and organization

The Company is engaged in the provision of custom component manufacturing and finished device assembly services primarily for customers in the medical device industry. Sales are focused primarily in domestic and Western European markets.

The Company is aligned to streamline sales, quality, engineering and customer service activities into one centrally managed organization to better serve customers, many of whom service multiple medical device end markets. As a result, the Company has one operating and reportable segment which is evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and assess performance. The Company’s chief operating decision maker is its chief executive officer.

Major customers and concentration of credit

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable and cash equivalents. A significant portion of the Company’s customer base is comprised of companies within the medical device industry. The Company does not require collateral from its customers.

For the years ended December 31, 2008, 2009 and 2010, the Company’s ten largest customers in the aggregate accounted for 62%, 60% and 64% of consolidated net sales, respectively. Two customers each accounted for greater than 10% of net sales for the years ended December 31, 2009 and 2010, and three customers each accounted for greater than 10% of net sales for the year ended December 31, 2008. Actual percentages of net sales from all greater than 10% customers are as follows:

	Year Ended December 31,
	2008	2009	2010
Customer A	17%	18%	18%
Customer B	15%	15%	16%
Customer C	10%	* %	* %

*	Less than 10%

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

At December 31, 2010, Customers A and B each comprised approximately 11.0% of accounts receivable, net. At December 31, 2009, Customers A and B each comprised approximately 10.0% and 15.0%, respectively, of accounts receivable, net

Foreign currency translation

The Company has manufacturing subsidiaries in Europe, and Mexico. The functional currency of each of these subsidiaries is the respective local currency. Assets and liabilities of the Company’s foreign subsidiaries are translated into U.S. dollars using the current rate of exchange existing at period-end, while revenues and expenses are translated at average monthly exchange rates. Translation gains and losses are recorded as a component of accumulated other comprehensive income (loss) within stockholder’s equity. Transaction gains and losses are included in other (expense) income, net. Currency transaction gains (losses) included in other (expense) income, net in each of the years ended December 31, 2008, 2009 and 2010 were $1.6 million, $(0.9) million, and $1.5 million, respectively.

Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments with an original or remaining maturity of 90 days or less when acquired. Cash equivalents consist principally of bank deposits and overnight repurchase agreements and are carried at fair value (refer to Note 12).

Allowance for Doubtful Accounts

The Company provides credit to its customers in the normal course of business. The Company maintains an allowance for doubtful accounts for those receivables that it determines are no longer collectible. The Company estimates its losses from uncollectable accounts based upon recent historical experience, the length of time the receivable has been outstanding and other specific information as it becomes available. The allowance for doubtful accounts was $1.1 million and $0.6 million at December 31, 2009 and 2010, respectively.

Inventories

Inventories are stated at the lower of cost (on first-in, first-out basis) or market and include the cost of materials, labor and manufacturing overhead. Costs related to abnormal amounts of idle facility expense, freight, handling costs, and wasted material are recognized as current period expenses.

Property, plant and equipment

Property, plant and equipment consisted of the following (in thousands):

	December 31,
	2009	2010
Land	$3,285	$4,367
Buildings	13,896	16,450
Machinery and equipment	132,775	140,756
Leasehold improvements	14,060	14,228
Computer equipment and software	25,504	26,579
Acquired assets to be placed in service	7,126	19,155

	196,646	221,535
Less—Accumulated depreciation	(78,670)	(100,498)

Property, plant and equipment, net	$117,976	$121,037

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

Property, plant and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures which significantly increase the value of, or extend the useful lives of property, plant and equipment, are capitalized, while replaced assets are retired when removed from service. Acquired assets to be placed in service are those assets where either (i) we have yet to begin using the asset in operations or (ii) additional costs are necessary to complete the asset for the use in operation. Depreciation expense is recorded on assets when they are placed in service. At December 31, 2010, acquired assets to be placed in service includes approximately $4.4 million related to the acquisition and on-going build-out of the Company’s Malaysian facility, which has not yet been placed in service.

Depreciation is calculated using the straight-line method over the estimated useful lives of depreciable assets. Amortization of leasehold improvements is calculated using the straight-line method over the shorter of the lease’s term including renewal options expected to be exercised, or estimated useful lives of the leased asset. Useful lives of depreciable assets, by class, are as follows:

Buildings	20 years
Machinery and equipment	3 to 10 years
Leasehold improvements	2 to 10 years
Computer equipment and software	3 years

The Company evaluates the useful lives and potential impairment of property, plant and equipment whenever events or changes in circumstances indicate that either the useful life or carrying value may be impaired. Events and circumstances which may indicate impairment include a change in the use or condition of the asset, regulatory changes impacting the future use of the asset, or projected operating or cash flow losses, or an expectation that an asset could be disposed of prior to the end of its useful life. If the carrying value of the asset is not recoverable based on an analysis of cash flow, a charge for impairment is recorded equal to the amount by which the carrying value of the asset exceeds its fair value, less costs to sell. In these instances, fair value is estimated utilizing either a market approach considering quoted market prices for identical or similar assets, or the income approach determined using discounted projected cash flows. Additionally, the Company analyzes the remaining useful lives of potential impaired assets and adjust these lives when appropriate.

Cost and accumulated depreciation for property retired or disposed of are removed from the accounts, and any gain or loss on disposal is recorded in earnings. Capitalized interest in connection with constructing property and equipment was not significant. Depreciation expense was $20.7 million, $22.2 million and $22.4 million for each of the years ended December 31, 2008, 2009 and 2010, respectively.

Goodwill

Goodwill represents the amount of cost over the fair value of the net assets of acquired businesses. Goodwill is subject to an annual impairment test (or more often if impairment indicators arise), using a fair value-based approach. Fair value is determined using a combined weighted average of a market based (utilizing fair value multiples of comparable publicly traded companies) and an income based approach (utilizing discounted projected after tax cash flows). In applying the income based approach, the Company makes assumptions about the amount and timing of future expected cash flows, growth rates and appropriate discount rates. The amount and timing of future cash flows are based on the Company’s most recent long-term financial projections. The Company’s discount rate is determined using estimates of market participant risk-adjusted weighted-average costs of capital and reflects the risks associated with achieving future cash flows. If the fair value of the reporting unit is less than its carrying value, the amount of impairment, if any, is based on the implied fair value of goodwill. The Company has elected October 31st as the annual impairment assessment date and performs additional impairment tests if triggering events occur. The Company’s annual tests have not indicated any

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

goodwill impairment for the years ended December 31, 2008, 2009 and 2010, respectively. No triggering events indicating goodwill impairment occurred during the years ended December 31, 2008, 2009 and 2010, respectively.

Other intangible assets

Other intangible assets include the value ascribed to trade names developed technology and know how, as well as customer contracts and relationships obtained in connection with acquisitions. The values ascribed to finite lived intangible assets are amortized to expense over the estimated useful life of the assets. The amortization periods are as follows:

Amortization Period
Developed technology and know how	8.5 years
Customer contracts and relationships	15 years

The Company evaluates the indefinite lived intangible assets, including its trade name for potential impairment on an annual basis. Indefinite lived and finite lived intangibles are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable through projected undiscounted cash flows expected to be generated by the asset, or at least annually. If the carrying value of intangible assets is not recoverable, a charge for impairment is recorded equal to the amount by which the carrying value of the asset exceeds the related fair value. The estimated fair value is generally based on projections of future cash flows using the relief from royalty method and appropriate discount rates. The Company’s discount rate is determined using estimates of market participant risk-adjusted weighted-average costs of capital and reflects the risks associated with achieving future cash flows.

The Company reports all amortization expense related to finite lived intangible assets separately within its consolidated statements of operations. For the years ended December 31, 2008, 2009 and 2010, the Company recorded amortization expense related to intangible assets as follows (in thousands):

	Year Ended
	December 31, 2008	December 31, 2009	December 31, 2010
Cost of sales related amortization	$1,988	$1,988	$1,988
Selling, general and administrative related amortization	12,951	12,951	12,951

Total amortization reported	$14,939	$14,939	$14,939

Deferred financing costs and other assets

Deferred financing costs and other assets consisted of the following (in thousands):

	December 31,
	2009	2010
Deferred financing costs, net of accumulated amortization of $14,990 and $1,486 at December 31, 2009 and 2010, respectively	$12,251	$18,429
Other (primarily deferred tax assets and deposits on long term assets)	1,149	654

Total	$13,400	$19,083

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

Other liabilities

Other liabilities consisted of the following (in thousands):

	December 31,
	2009	2010
Deferred tax liabilities	$23,213	$26,406
Environmental liabilities	3,314	1,823
Pension liabilities	3,061	4,128
Stock compensation liabilities—employees	1,024	448
Stock compensation liabilities—non-employees	786	876
Other long-term liabilities	745	496

Total	$32,143	$34,177

Accumulated other comprehensive income (loss)

Comprehensive income (loss) is comprised of net income, plus all changes in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, including any foreign currency translation adjustments. These changes in equity are recorded as adjustments to accumulated other comprehensive income (loss) in the Company’s consolidated balance sheet. The components of accumulated other comprehensive income (loss) consist of cumulative foreign currency translation adjustments and unfunded pension liabilities.

The components of accumulated other comprehensive income (loss) were as follows (in thousands):

	December 31,
	2009	2010
Cumulative translation adjustment of foreign currency statements	$1,812	$(444)
Over/(Under) funded pension liability	173	(998)

Accumulated Other Comprehensive Income (Loss)	$1,985	$(1,442)

Research and development costs

Research and development costs are expensed as incurred. During the years ended December 31, 2009 and 2010, the Company received from the Government of Ireland, research and development grants of approximately $0.6 million and $0.2 million, respectively. No amounts were received during 2008. These grants have been recorded as an offset to research and development expense for the years ended December 31, 2009 and 2010, respectively.

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

Fair value measurements

On a recurring basis, the Company measures certain financial assets and liabilities at fair value based upon quoted market prices when available, or from discounted future cash flows. The carrying value of the Company’s financial instruments, including cash equivalents, accounts receivable, and accounts payable, approximate their fair values due to their short maturities. The Company’s financial assets and liabilities are measured using inputs from the three levels of the fair value hierarchy. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The three levels are as follows:

Measurement Type	Description
Level 1	Utilizes quoted market prices for identical assets or liabilities, principally in active brokered markets.

Level 2	Utilizes other observable inputs, including quoted market prices for similar assets or liabilities and market-corroborated inputs.

Level 3	Utilizes unobservable inputs determined using management’s best estimate of inputs that a market participant would use in pricing the asset or liability at the measurement date, including assumptions about risk.

Derivative instruments and hedging activities

The Company recognizes all derivatives on the balance sheet at fair value (refer to Note 5). The Company does not use derivative instruments for trading or speculative purposes. Changes in the fair value of derivative instruments for which the Company does not apply hedge accounting, as well as the ineffective portion of designated hedges, are recorded in the statement of operations within other expense (income), net. Net realized (losses) gains related to derivative instruments in each of the years ended December 31, 2008, 2009, and 2010 were $(4.1) million, $0.4 million, $4.5 million, respectively.

The Company has in the past designated a derivative instrument as a cash flow hedge when the derivative hedged a forecasted transaction of the variability of cash flows to be received or paid related to a recognized asset or liability. Changes in the fair value of a derivative that is designated as, and meets all the required criteria for, a cash flow hedge are recorded in accumulated other comprehensive income and reclassified into earnings as the underlying hedged item affects earnings. The Company documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes correlating all derivatives that are designated as cash flow hedges to forecasted transactions. There were no gains or losses on hedging activities reported in accumulated other comprehensive income (loss) at December 31, 2009 and 2010.

Income taxes

Deferred tax assets and liabilities are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates. Valuation allowances are provided when the Company does not believe it to be more likely than not that the benefit of identified deferred tax assets will be realized. The Company records a liability to recognize the exposure related to uncertain income tax positions taken on returns that have been filed or that are expected to be taken in a tax return. The Company evaluates its uncertain tax positions based on a determination of whether, and how much of a, tax benefit taken by the Company in its tax filings or positions is more likely than not to be realized. Potential interest and penalties associated with any uncertain tax positions are recorded as a component of income tax expense.

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

Stock-based compensation

The Company accounts for employee stock option awards and restricted stock awards using the grant date fair value of the award (refer to Note 8). The Company recognizes costs over the requisite service period for all stock option awards that vest over time, and when attainment of the associated performance criteria becomes probable for stock option awards that vest upon attainment of certain performance targets.

Revenue recognition

The Company recognizes revenue when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price from the buyer is fixed or determinable, and collectibility is reasonably assured. The Company generally records revenue when executed written arrangements or purchase orders exist with the customer that detail the price to be paid and transfer of product title and risk of loss has occurred.

Amounts billed for shipping and handling fees are classified within net sales in the consolidated statements of operations. Costs incurred for shipping and handling are classified as cost of sales. Shipping and handling fees and cost amounts were not significant for the years ended December 31, 2008, 2009 and 2010.

The Company recognizes an allowance for estimated future sales returns in the period revenue is recorded. The estimate of future returns is based on pending returns and historical return data, among other factors. The allowance for sales returns was $1.2 million and $1.4 million at December 31, 2009 and 2010, respectively.

Environmental costs

Environmental expenditures that relate to an existing condition caused by past operations and that do not provide future benefits are expensed as incurred. Liabilities are recorded when environmental assessments are made, the requirement for remedial efforts is probable and the amount of the liability can be reasonably estimated. Liabilities are recorded generally no later than the completion of feasibility studies. The Company has an ongoing monitoring and identification process to assess how the activities, with respect to known exposures, are progressing against the recorded liabilities, as well as to identify other potential remediation sites that are presently unknown. As of December 31, 2009 and 2010, the Company had accrued environmental remediation liabilities of $3.3 million and $1.9 million, respectively, which includes $0.1 million expected to be paid during 2011. During the year ended December 31, 2010, the Company reduced the amount of the recorded liability by $1.3 million, which is recorded as a reduction of Cost of goods sold (exclusive of amortization) in the accompanying consolidated statements of operations for the year ended December 31, 2010. See Note 13.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Defined benefit pension plans

The Company recognizes the funded status of each of its defined benefit pension and postretirement plans as an asset or liability in the balance sheet. Changes in the funded status are recognized in the year in which changes occur through other comprehensive income (loss). The funded status of each of the Company’s plans is measured as of the reporting date. Refer to Note 9.

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

2. Inventories

Inventories consisted of the following (in thousands):

	December 31,
	2009	2010
Raw materials	$16,249	$16,563
Work-in-process	21,240	29,439
Finished goods	18,082	20,026

	$55,571	$66,028

During the years ended December 31, 2008, 2009 and 2010, the Company recorded non-cash charges for inventory write-down related to excess and obsolete inventory of $1.7 million, $2.6 million and $1.6 million, respectively.

3. Goodwill and other intangible assets

Goodwill consisted of the following at December 31, 2009 and 2010 (in thousands):

	2009	2010
Goodwill	$847,153	$847,153
Accumulated impairment losses	(217,299)	(217,299)

Goodwill carrying amount	$629,854	$629,854

There were no goodwill impairment charges recorded during the years ended December 31, 2008, 2009 or 2010. The cumulative impairment charge since inception of the Company totaled $217.3 million as of December 31, 2009 and 2010.

The acquired tax basis of goodwill amortizable for federal income tax purposes is approximately $81.9 million. The remaining amortizable tax basis of goodwill is $51.4 million and $44.0 million respectively at December 31, 2009 and 2010.

Intangible assets consisted of the following at December 31, 2010 (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology and know how	$16,991	$(10,198)	$6,793
Customer contracts and relationships	197,575	(69,142)	128,433
Trade names and trademarks	29,400	—	29,400

Total intangible assets	$243,966	$(79,340)	$164,626

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

Intangible assets consisted of the following at December 31, 2009 (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology and know how	$16,991	$(8,210)	$8,781
Customer contracts and relationships	197,575	(56,190)	141,385
Trade names and trademarks	29,400	—	29,400

Total intangible assets	$243,966	$(64,400)	$179,566

Intangible asset amortization expense was $14.9 million for the years ended December 31, 2008, 2009 and 2010. Estimated intangible asset amortization expense in each of 2011, 2012 and 2013 approximates $14.9 million. Estimated intangible asset amortization expense approximates $13.8 million in 2014 and $13.0 million in 2015.

At December 31, 2009 and 2010, the remaining weighted average amortization periods for the Company’s finite lived intangible assets were as follows:

	Remaining weighted-average amortization period, December 31,
Finite lived intangible asset	2009	2010
Developed technology and know how	4.4	3.4
Customer contracts and relationships	10.9	9.9
Total finite lived intangible asset	10.5	9.6

4. Long-term debt

Long-term debt consisted of the following at December 31, 2009 and 2010 (in thousands):

	December 31,
	2009	2010
Old Debt:
Term loan, interest at 2.51% at December 31, 2009	$381,624	$—
Senior subordinated notes maturing on December 1, 2013, interest at 10.5%	305,000	—
New Debt:
Senior secured notes maturing on February 1, 2017, interest at 8.375%	—	400,000
Senior subordinated notes maturing on November 1, 2017, interest at 10.0%	—	315,000
Capital lease obligations	10	33

Total debt	686,634	715,033
Less—unamortized discount	(1,977)	(2,349)
Less—current portion	(7)	(9)

Long term debt, excluding current portion	$684,650	$712,675

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

Debt Refinancing

During 2010, the Company completed a comprehensive plan to refinance its existing old senior secured credit facilities and senior subordinated notes and replace them with indebtedness that have long-dated maturities (the “Refinancing”). Through the Refinancing, the Company issued $400.0 million of its Senior Secured Notes in January 2010, entered into a $75 million asset based revolver (the “ABL Revolver”) and in October 2010, issued $315 million of its Senior Subordinated Notes. The proceeds from these note issuances were used to retire the Company’s existing old debt obligations that were entered into in connection with the Acquisition, pay fees associated with the transactions and provide working capital. The old term loan and old senior subordinated notes were guaranteed by Accellent Acquisition Corp. and by all of the Company’s existing and future direct and indirect wholly-owned domestic subsidiaries. Such guarantees have been retained in the debt issued in 2010.

In connection with the Refinancing, the Company wrote off existing deferred financing costs, paid premiums and certain other fees to holders of the refinanced old obligations resulting in a loss on the extinguishment of these old obligations of approximately $20.9 million. The following describes the significant terms and conditions of the Company’s long-term debt arrangements in place at December 31, 2010

Senior Secured Notes and Revolving Credit Facility

In January 2010, the Company repaid the existing balance of its then outstanding old term loan totaling $381.6 million plus accrued interest unpaid thereon through the closing date, January 29, 2010, with the proceeds from the sale of $400 million of Senior Secured Notes (the “Senior Secured Notes”). The Senior Secured Notes were issued at a price of 99.9349% of par value, representing original issuance discount of $2.6 million. The discount is being amortized using the effective interest method over the life of the Senior Secured Notes, or through February 2017, and is being recorded within “Interest expense, net” in the accompanying consolidated statements of operations.

In connection with the Refinancing, the Company terminated its existing revolving credit facility, and replaced it with an asset-based revolving credit facility, the ABL Revolver, that provides for up to $75.0 million of borrowing capacity, subject to customary borrowing base limitations. There were no amounts outstanding under the terminated old revolving credit facility at the time of the Refinancing.

The Company incurred approximately $12.1 million of fees which were paid to unrelated third parties in connection with the issuance of the Senior Secured Notes. These costs were recorded as deferred financing fees. At the closing date, preexisting deferred financing fees related to the old term loan totaling approximately $14.4 million and accumulated amortization thereon of approximately $8.6 million related to the old term loan and revolving credit facility were charged to expense in connection with the Refinancing. The resulting loss on debt extinguishment totaled approximately $5.8 million for year ended December 31, 2010.

The Senior Secured Notes were initially sold in a private placement and governed by an indenture. In connection with the sale of the Senior Secured Notes, the Company entered into a Registration Rights Agreement (the “Registration Agreement”), pursuant to which, in June 2010 the Company filed a registration statement with the Securities and Exchange Commission (“SEC”) on Form S-4, offering to exchange all of the then outstanding Senior Secured Notes (the “Outstanding Notes”) for an equal principal amount of notes that are registered under the Securities Act of 1933, as amended (the “Exchange Notes”). The Outstanding Notes and the Exchange Notes are collectively referred to as the “Senior Secured Notes”. The registration statement was declared effective in July 2010, and the exchange offer was launched on the date the registration statement became effective. The terms of the Exchange Notes are substantially identical to those of the Outstanding Notes, except the Exchange Notes are freely tradable. The Exchange Notes evidence the same debt as the Outstanding Notes, and were issued under and entitled to the benefits of the same indenture as the Outstanding Notes. In August 2010, the exchange

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

was completed and all of the notes, with the exception of $33.1 million of Senior Secured Notes owned by entities affiliated with KKR Asset Management (“KKR—AM”), an entity affiliated with the Company, were tendered (refer to Note 11). In October 2010, pursuant to the Registration Agreement, the Company filed a registration statement with the SEC on Form S-1 to register the re-sale of the $33.1 million of outstanding Senior Secured Notes held by entities affiliated with KKR-AM for Exchange Notes. This registration statement was declared effective by the SEC in November 2010. The total costs related to the exchange offer and the registration statement on Form S-1 were not material.

The Senior Secured Notes bear interest at 8.375% per annum and mature on February 1, 2017. Interest is payable semi-annually on August 1 and February 1. Prior to February 1, 2013, the Company may redeem the Senior Secured Notes, in whole or in part, at a price equal to 100% of the principal amount thereof plus a make-whole premium. Additionally, during any 12-month period commencing on the issue date, the Company may redeem up to 10% of the aggregate principal amount of the Senior Secured Notes at a redemption price equal to 103.00% of the principal amount thereof plus accrued and unpaid interest, if any. The Company may also redeem any of the Senior Secured Notes at any time on or after February 1, 2013, in whole or in part, at the redemption price plus accrued and unpaid interest, if any, to the date of redemption. In addition, prior to February 1, 2013, the Company may redeem up to 35% of the aggregate principal amount of the Senior Secured Notes with the net proceeds of certain equity offerings, provided at least 65% of the aggregate principal amount of the Senior Secured Notes remains outstanding immediately after such redemption. Upon a change of control, the Company would be required to offer to purchase all of the outstanding Senior Secured Notes at a price of 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

The Senior Secured Notes are subject to certain restrictions. The Senior Secured Notes and related guarantees are the Company’s and the guarantors’ senior secured obligations and 1) rank senior in right of payment to the existing and any future subordinated and unsecured indebtedness, including the Company’s existing senior subordinated notes; and 2) rank equally in right of payment with all of the Company’s and guarantors’ existing and future senior indebtedness, including any amounts outstanding under the ABL Revolver. The Company’s obligations under the Senior Secured Notes are jointly and severally guaranteed on a senior secured basis by the Company and all of the Company’s domestic subsidiaries (refer to Note 16). All obligations under the Senior Secured Notes, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of the Company’s assets and the assets of the guarantors. Further, the Senior Secured Notes have a second-priority interest in the ABL Revolver Collateral described below.

Coincident with the issuance of the Senior Secured Notes in January 2010, the Company entered into the ABL Revolver pursuant to a credit agreement among the Company and a syndicate of financial institutions. The ABL Revolver provides for revolving credit financing of up to $75.0 million, subject to borrowing base availability, and matures in January 2015. The borrowing base at any time is limited to a percentage of eligible accounts receivable and inventories. Borrowings under the ABL Revolver bear interest at a rate per annum equal to, at the Company’s option: either (a) a base rate determined by reference to the highest of (1) the prime rate of the administrative agent, (2) the federal funds effective rate plus 1/2 of 1% or (3) the LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for a three month interest period plus 1%; or (b) a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus an applicable margin set at 2.25% per annum with respect to base rate borrowings and 3.25% per annum with respect to LIBOR borrowings. In addition to interest on any outstanding borrowings under the ABL Revolver, the Company is required to pay a commitment fee of 0.50% per annum related to unutilized commitments. The Company must also pay customary administrative agency fees and customary letter of credit fees equal to the applicable margin on LIBOR loans. Total amount of commitment, administrative agency and letter of credit fees incurred under the ABL Revolver during 2010 amount to $0.8 million and are included within “Interest expense, net” in the accompanying consolidated statements of operations for year ended December 31, 2010.

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

All outstanding loans under the ABL Revolver are due and payable in full in January 2015. All obligations under the ABL Revolver are unconditionally guaranteed jointly and severally on a senior secured basis by all the Company’s existing and subsequently acquired or organized, direct or indirect U.S. restricted subsidiaries and in any event by all subsidiaries that guarantee the Senior Secured Notes (refer to Note 16). All obligations under the ABL Revolver, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of the Company’s assets and the assets of the guarantors (the “ABL Revolver Collateral”).

Under the ABL Revolver, if the Company’s borrowing availability falls below 15% of the lesser of (i) the commitment amount and (ii) the borrowing base for 5 consecutive business days, the Company will be required to satisfy and maintain a fixed charge coverage ratio not less than 1.1 to 1 until the first day thereafter on which excess availability has been greater than 15% of the lesser of (i) the commitment amount and (ii) the borrowing base for 30 consecutive days. A breach of any of these restrictions or failure to satisfy the fixed charge coverage ratio requirement, should the Company be in such a scenario, could result in an event of default under the credit agreement that governs the ABL Revolver and indentures that govern the Senior Secured Notes and the 2017 Subordinated Notes described below in which case all amounts outstanding could become immediately due and payable.

In connection with the Refinancing, the Company’s interest rate swap agreement was amended as to the counter-party and the fixed rate of interest we paid under the contract increased to 4.981%. All other terms of the contract remained consistent. The swap contract expired on November 27, 2010 (refer to Note 5).

At December 31, 2010, there were no amounts outstanding under the ABL Revolver and the Company’s aggregate borrowing capacity was $28.1 million, after giving effect to outstanding letters of credit totaling $12.0 million and the amount of the ineligible accounts receivable and inventories, as defined in the credit agreement governing the ABL Revolver.

Senior Subordinated Notes

In October 2010, the Company issued at par value 10% Senior Subordinated Notes with a principal of $315.0 million, maturing on November 1, 2017 (the “2017 Subordinated Notes”). The 2017 Subordinated Notes were offered and sold pursuant to a Rule 144A offering. A portion of the net proceeds from the sale of the 2017 Subordinated Notes was used to finance the Company’s tender offer (the “Tender Offer”) for any and all of its than outstanding old subordinated notes, and the remaining net proceeds of the offering, along with available cash, were used to finance the Company’s redemption of the remaining old subordinated notes not purchased in the Tender Offer.

The Tender Offer provided the holders of the old subordinated notes a premium of $20 per each $1,000 of principal tendered. In addition, the Tender Offer provided an additional consent payment of $10 per each $1,000 of principal tendered if completed by the early tender deadline (the “Consent solicitation deadline”), or October 28, 2010, in exchange for amendments to the indenture under which the old subordinated notes were issued, which eliminated substantially all of the restrictive covenants, certain affirmative covenants, certain events of default, among other items, all of which were made in order to permit this element of the Refinancing to occur.

Pursuant to the terms of the Tender Offer, the Company repurchased $230.8 million of its old subordinated notes with a carrying value of $229.6 million in October 2010 upon termination of the Consent solicitation deadline. Total cash consideration paid amounted $247.6 million, which included $9.9 million of accrued and unpaid interest up to, but not including, the payment date; $20 per $1,000 of principal tendered, or $4.6 million as the tender premium, and $10 per $1,000 of principal tendered, or $2.3 million of consent premium.

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

The Tender expired in November 2010. In December 2010, the Company redeemed for cash the remaining $64.2 million principal amount of then outstanding old subordinated notes with a carrying value of $63.9 million at a price of 102.625%, or $65.9 million, plus accrued and unpaid interest of $3.4 million at date of redemption.

The Company incurred approximately $7.8 million of fees in connection with these elements of the Refinancing which were recorded as deferred financing fees when incurred.

In addition, the Company incurred a loss on debt extinguishment in connection with the repurchase of its old subordinated notes amounting to $14.9 million, which included the redemption premium of $6.3 million, the consent premium of $2.3 million, a write off of preexisting deferred financing fees of approximately $12.4 million, net of accumulated amortization thereon of approximately $7.6 million, and the remaining unamortized discount on the old subordinated notes totaling $1.5 million.

The 2017 Subordinated Notes bear interest at 10.0% per annum and mature on November 1, 2017. Interest is payable semi-annually on May 1 and November 1 of each year, commencing on May 1, 2011. Prior to November 1, 2013, the Company may redeem the 2017 Subordinated Notes, in whole or in part, at a price equal to 100% of the principal amount thereof plus a make-whole premium and accrued and unpaid interest, if any, to the date of redemption. The Company may also redeem any of the 2017 Subordinated Notes at any time on or after November 1, 2013, in whole or in part, at the redemption prices set forth in the indenture agreement under which the 2017 Subordinated Notes were issued plus accrued and unpaid interest, if any, to the date of redemption. In addition, prior to November 1, 2013, the Company may redeem up to 35% of the aggregate principal amount of the 2017 Subordinated Notes issued under the indenture with the net proceeds of certain equity offerings, provided at least 65% of the aggregate principal amount of the 2017 Subordinated Notes remain outstanding immediately after such redemption. Upon a change of control, the Company will be required to offer to purchase the 2017 Subordinated Notes at a price of 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

The 2017 Subordinated Notes are subject to certain restrictions. The Company’s obligations under the 2017 Subordinated Notes are jointly and severally guaranteed on a senior subordinated basis by all of the Company’s domestic restricted subsidiaries (refer to Note 16). The 2017 Subordinated Notes and related guarantees are the Company’s and the guarantors’ senior subordinated obligations and 1) rank equally in right of payment with all senior subordinated indebtedness of the Company and the guarantors; and 2) rank senior in right of payment to any future indebtedness of the Company and guarantors that is, by its term, expressly subordinated in right of payment to the 2017 Subordinated Notes; and 3) are subordinated in the right of payment to all existing and future senior indebtedness of the Company and the guarantors (including the ABL Revolver and Senior Secured Notes and guarantees with respect thereto); and 4) are effectively subordinated in right of payment to all secured indebtedness of the Company and the guarantors (including the ABL Revolver and Senior Secured Notes and guarantees with respect thereto) to the extent of the value of the assets securing such indebtedness; and 5) are structurally subordinated to all existing and future indebtedness and other liabilities of the Company’s non- guarantor subsidiaries (other than indebtedness and liabilities owed to the Company or one of its guarantor subsidiaries).

In June 2010, the Company purchased $10.0 million principal amount of old subordinated notes at a price of 99.8% plus accrued interest thereon, for a total of approximately $10.0 million. Subsequent to the purchase, the notes were cancelled. In connection with the purchase and subsequent cancellation of the old subordinated Notes, the Company incurred a loss on debt extinguishment of approximately $0.2 million

The indentures that govern the Senior Secured Notes the 2017 Subordinated Notes and the credit agreement that governs the ABL Revolver, contain restrictions on the Company’s ability, and the ability of the Company’s

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

subsidiaries: to (i) incur additional indebtedness or issue preferred stock; (ii) repay subordinated indebtedness prior to its stated maturity; (iii) pay dividends on, repurchase or make distributions in respect of the Company’s capital stock or make other restricted payments; (iv) make certain investments; (v) sell certain assets; (vi) create liens; (vii) consolidate, merge, sell or otherwise dispose of all or substantially all of the Company’s assets; and (viii) enter into certain transactions with the Company’s affiliates.

Annual minimum principal payments on the Company’s long-term debt are as follows (in thousands):

Year ending December 31,	Amount
2011	$9
2012	7
2013	7
2014	7
2015-2016	3
2017	715,000

Total	$715,033

Interest expense, net, as reported in the statements of operations for the years ended December 31, 2008, 2009 and 2010 has been offset by interest income of $142,200, $39,547 and $6,840, respectively.

5. Derivative instruments

The Company maintained an interest rate swap agreement (the “swap” or the “swap agreement”) that, through January 29, 2010, the closing date of the Refinancing, was used to mitigate its exposure to changes in cash flows from movements in variable interest rates on its long term debt. In connection with the Refinancing, the swap was amended as to the counter-party and the Company was required to collateralize the fair value of the swap with the ABL Revolver. During 2008 and 2009, the Company also maintained an interest rate collar agreement used to mitigate its exposure to changes in cash flows from movements in variable interest rates on its long term debt.

The interest rate swap agreement was designated as a cash flow hedge effective November 30, 2006. The Company used the dollar off-set method for measuring hedge effectiveness, the application of which included the Hypothetical Derivative Method. Upon designation as a cash flow hedge, changes in the fair value of the interest rate swap which related to the effective portion of the hedge were recorded in accumulated other comprehensive income (loss) and reclassified into earnings as the underlying hedged cash flows affected earnings. Changes in the fair value of the interest rate swap which related to the ineffective portion of the interest rate swap were recorded in other (expense) income, net. At December 31, 2009, the notional amount of the Company’s swap contract was $150.0 million, and decreased to $125.0 million on February 27, 2010. The swap contract expired on November 27, 2010. The Company was receiving variable rate payments (equal to the three-month LIBOR rate) during the term of the swap contract and were obligated to pay fixed interest rate payments at 4.85% during the term of the contract. Through September 30, 2009, every three months, coincident with the reset of the variable rate on the Company’s long-term debt, an amount was reclassified from accumulated other comprehensive income (loss) to earnings as a result of realized gains or losses from the quarterly contractual settlements on the cash flow hedging instrument. In addition, when we determined the cash flow hedge did not meet the Company’s requirements for measuring effectiveness under the Hypothetical Derivative Method required by the Company policy, management reclassified the then current effective portion of the cash flow hedge into earnings over the remaining life of the cash flow hedge.

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

In 2008 the interest rate swap agreement did not meet the Company’s method for assessing hedge effectiveness at September 30, 2008, as defined by management at the time the instrument was designated as a cash flow hedge on November 30, 2006. As a result of this hedge ineffectiveness, the Company recognized in earnings the full change in fair value of the derivative instrument from the date the hedge was determined to be ineffective, July 1, 2008, through December 31, 2008. As a result of the ineffectiveness of the hedge in 2008, the Company began amortizing to earnings over the remaining contractual term of the swap, the unrealized losses accumulated during the period of historical effectiveness through June 30, 2008. These accumulated losses amounted to $4.1 million and had been recorded in accumulated other comprehensive income (loss).

Beginning January 1, 2009, the Company resumed application of hedge accounting as the interest rate swap was expected to be effective in future quarterly assessments. At September 30, 2009, the Company determined that hedge accounting was no longer appropriate, as the hedged forecasted cash flow transactions were no longer probable of occurring due to the anticipation of the refinancing of the underlying debt which occurred in January 2010. Accordingly, net losses of $2.0 million accumulated during the periods of historical effectiveness through September 30, 2009 and the derivative mark-to-market gain of $2.1 million for the year ended December 31, 2009, were recorded in earnings during the year ended December 31, 2009. This net gain of approximately $0.1 million gain is included in other (expense) income, net, in the accompanying consolidated statements of operations for the year ended December 31, 2009. At December 31, 2009, the fair value of the interest rate swap was $4.5 million.

Through February 2009, in addition to the swap arrangement detailed above, the Company maintained an interest rate collar agreement to mitigate exposures to changes in cash flows from movements in variable interest rates on its long-term debt. The Company’s interest rate collar arrangement expired in January 2009, at which time the realized gain of $0.3 million was recorded to other (expense) income, net in the accompanying consolidated statement of operations.

The Company did not have any derivative instruments at December 31, 2010. The following table summarizes the balance sheet presentation of the Company’s derivative instrument at December 31, 2009:

	Fair Value of Derivative Instruments
	Balance Sheet Location	Fair Value (in thousands)
Interest rate contract not designated as a hedging instrument	Current liabilities	$4,511

The following table summarizes the change in the Company’s liability for its interest rate swap contract and interest rate collar agreement for the years ended December 31, 2009 and 2010 (in thousands):

	2009	2010
Liability balance at beginning of period	$7,974	$4,511
Cash paid to settle derivative liabilities	(4,932)	(6,216)
Realized loss included in other (income) expense, net	—	1,705
Unrealized loss included in other (income) expense, net	1,469	—

Liability balance at the end of the period	$4,511	$—

Cash paid to settle the derivative liability has been reported as a component of interest expense, net in the accompanying consolidated statements of operations for each of the years ended December 31, 2009 and 2010.

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes the activity related to the Company’s derivative instruments during the periods they were not designated as hedging instruments during the years ended December 31, 2008, 2009 and 2010 (in thousands):

	Location of gain (loss) on derivative instrument recognized in consolidated statements of operations	Amount of gain (loss) recognized in earnings for the year ended December 31,
Derivative Instrument		2008	2009	2010
Interest rate contracts	Other (expense) income, net	$31	$285	$(1,705)

The following table summarizes the activity related to the Company’s derivative instrument in the periods it was designated as a cash flow hedge during the years ended December 31, 2008 and 2009 (in thousands):

	Amount of gain/(loss) recognized in OCI (Effective portion), year ended December 31		Amount of gain/(loss) reclassified from AOCI (Prior effective portion), year ended December 31		Amount of gain/(loss) reclassified from AOCI (Current effective portion), year ended December 31		Amount of gain/(loss) reclassified from AOCI (Ineffective portion), year ended December 31
	2008	2009	2008	2009	2008	2009	2008	2009
Interest rate contract	$(59)	$1,039	$(543)	$(3,038)	$(839)	$1,039	$—	$(30)

6. Capital stock

The Company’s Board of Directors has authorized an aggregate number of common shares for issuance equal to 1,000 shares, $0.01 par value per share. Accellent Acquisition Corp. owns 100% of the capital stock of the Company, and Accellent Holdings Corp. owns 100% of the capital stock of Accellent Acquisition Corp.

In connection with the Acquisition, Accellent Holdings Corp. entered into a registration rights agreement with entities affiliated with KKR and entities affiliated with Bain (each a “Sponsor Entity” and together the “Sponsor Entities”) pursuant to which the Sponsor Entities are entitled to certain demand rights with respect to the registration and sale of their shares of Accellent Holdings Corp.

In connection with their employment, certain executives of the Company were required to make an investment in Accellent Holdings Corp. During the years ended December 31, 2008, 2009 and 2010 these investments totaled $1.1 million, $0.8 million and $0.6 million, respectively.

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

7. Restructuring charges

During 2008 and 2009, the Company recognized restructuring charges related to a facility closure and reduction in force, as detailed below. The following table summarizes the amounts recorded related to restructuring activities, which are included in “Accrued expenses” and “Restructuring charges” in the accompanying consolidated balance sheets and statements of operations (in thousands):

	Employee Costs	Other Exit Costs	Total
Balance, January 1, 2008	$132	$69	$201
Restructuring and integration charges incurred	2,499	—	2,499
Less: cash payments	(2,231)	—	(2,231)

Balance, December 31, 2008	400	69	469
Restructuring and integration charges incurred	5,080	647	5,727
Less: cash payments	(3,955)	(644)	(4,599)

Balance, December 31, 2009	1,525	72	1,597
Adjustment to accrued restructuring and integration charges	(45)	(72)	(117)
Less: cash payments	(1,480)	—	(1,480)

Balance, December 31, 2010	$—	$—	$—

All restructuring actions detailed below were completed as of December 31, 2010. The Company undertook no restructuring activities during the year ended December 31, 2010. During the year ended December 31, 2010, the Company revised the estimated amount of the expected cash flows required to settle the remaining liability for restructuring actions and reduced the liability by $117,000 with the corresponding non-cash credit recorded within “Restructuring charges” in the accompanying consolidated statements of operations for the year ended December 31, 2010.

Q1 2008 Reduction in Force

During the three months ended March 31, 2008, the Company eliminated 102 positions across both manufacturing and administrative functions as part of an effort to reduce costs. All affected employees were offered individually determined severance arrangements. As a result of this action, the Company recorded $1.6 million in restructuring charges during the year ended December 31, 2008.

Q2 2008 Facility Closure

In June 2008, the Company’s Board of Directors approved a plan of closure with respect to the Company’s manufacturing facility in Memphis, Tennessee. The facility was closed and the property was sold on October 9, 2008. In connection with the plan, a majority of the employees were terminated on or about September 30, 2008. All affected employees were offered both retention bonuses as well as individually determined severance benefits to be received upon termination of employment, if they remained with the Company through their proposed termination date. The total one-time termination benefits amounted to approximately $0.9 million and were amortized over the employees’ remaining service period as employees were required to stay through their termination date to receive benefits. The total one-time termination benefits were recorded during the year ended December 31, 2008.

In connection with the closure, the building and equipment that was not transferred to other of the Company’s factories was sold during the year ended December 31, 2008. The Company recorded approximately $0.7 million of disposal losses on these sales.

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

Q1 2009 Reduction in Force

In March 2009, the Company eliminated 207 positions across both manufacturing and administrative functions as part of a company wide effort to reduce costs and streamline operations. All affected employees were offered individually determined severance arrangements which included one- time termination benefits. As a result of this action, the Company recorded $1.3 million in restructuring charges during the year ended December 31, 2009.

Q2 2009 Reductions in Force and Facility Closure

During the three months ended June 30, 2009, the Company eliminated 38 positions in its administrative functions as part of a company wide effort to reduce costs and streamline operations. All affected employees were offered one time termination benefits, which included severance arrangements and, in certain instances, retention bonuses, if they remained with the Company through their proposed termination date. The total one-time termination benefits approximated $1.2 million and were recorded over the employees’ remaining service period as the employees were required to stay through their termination date to receive benefits. During the year ended December 31, 2009, the Company recorded $1.2 million of costs related to these one-time termination benefits.

During the three months ended June 30, 2009, the Company eliminated 29 positions across its manufacturing function as part of a company wide effort to reduce costs. All affected employees were offered individually determined severance arrangements which included one time termination benefits. As a result of this action, the Company recorded $0.3 million in restructuring charges during the year ended December 31, 2009.

In May 2009, the Company’s Board of Directors approved a plan of closure with respect to the Company’s manufacturing facility in Huntsville, Alabama. The facility closed in November 2009. In connection with the plan, all of the 60 employees were terminated in November 2009. All affected employees were offered both retention bonuses as well as individually determined severance benefits to be received upon termination of employment as planned, should they remain with the Company through the planned termination date. The total one-time termination benefits approximated $1.2 million and were recorded over the employees’ remaining service period as employees were required to stay through their termination date to receive the benefits. During the year ended December 31, 2009, the Company recorded $1.2 million of costs related to these one-time termination benefits. In addition, during the year ended December 31, 2009 the Company recorded $0.7 million related to other costs related to the closing of the facility and the consolidation of its operations with other Company facilities.

In connection with the closure of the Company’s manufacturing facility in Huntsville, Alabama, the Company assessed the carrying value of the property and equipment at the facility. As a result, the carrying value of certain assets was written down to their respective fair values, less selling costs, of $0.7 million at December 31, 2009. The costs to sell the assets were not significant. The resulting charges combined with losses on those assets that were sold prior to December 31, 2009, totaled $0.4 million for the year ended December 31, 2009 and are included in loss on disposal of property and equipment in the accompanying consolidated statements of operations. The fair value estimate was determined using a quoted price in a brokered market and is considered a level 2 estimate within the Company’s fair value hierarchy as discussed in Note 1 above.

Q3 2009 Reduction in Force

During September 2009, the Company eliminated 70 positions across both manufacturing and administrative functions as part of a company wide effort to reduce costs and streamline operations. All affected

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

employees were offered individually determined severance arrangements which included one- time termination benefits. As a result of this action, the Company recorded $1.0 million in restructuring charges during the year ended December 31, 2009.

8. Stock award plans

The Company maintains a 2005 Equity Plan for Key Employees of Accellent Holdings Corp. (the “2005 Equity Plan”), which provides for grants of incentive stock options, nonqualified stock options, restricted stock units and stock appreciation rights. The 2005 Equity Plan requires exercise of stock options within 10 years of grant. Vesting is determined in the applicable stock option agreement and occurs either in equal installments over five years from the date of grant (“Time-Based”), or upon achievement of certain performance targets, over a five-year period (“Performance-Based”). Targets underlying the vesting of Performance Based shares are achieved upon the attainment of a specified level of targeted adjusted earnings performance “Adjusted EBITDA”, measured each calendar year. The vesting requirements for Performance Based shares permit a catch-up of vesting should the target not be achieved in the specified calendar year but is achieved in a subsequent calendar year within the five year vesting period. At December 31, 2009 and 2010, the total number of shares authorized under the plan is 14,374,633. At December 31, 2009 and 2010, 4,817,659 and 3,203,766 shares are available to grant under the 2005 Equity Plan. Awards are issued by Accellent Holdings Corp. and upon exercise are satisfied from shares authorized for issuance and not from treasury shares.

The Black-Scholes option pricing model is used to estimate fair value of Roll-Over options, Time-Based and Performance-Based options (as detailed below) and incorporates assumptions regarding stock price volatility, the expected life of the option, a risk- free interest rate, dividend yield, and an estimate of the fair value of Accellent Holdings Corp. common stock. The volatility of Accellent Holdings Corp’s common stock is estimated utilizing a weighted average stock price volatility of its publicly traded peer companies, adjusted for the Company’s financial performance and the risks associated with the illiquid nature of Accellent Holdings Corp common stock. The risk free rate is based on US Treasury rate for notes with terms best matching of the option’s expected term. The dividend yield assumption of 0.0% is based on the Company’s history and its expectation of not paying dividends on common shares. The fair value of Accellent Holdings Corp. common stock has been determined by the Board of Directors of Accellent Holdings Corp. utilizing a market based approach based on a variety of factors, including the Company’s financial position, historical financial performance, projected financial performance, valuations of publicly traded peer companies, the illiquid nature of the common stock, and arm’s length sales of Accellent Holdings Corp. common stock. The fair value of Accellent Holdings Corp. common stock was $3.00 a share at December 31, 2008, 2009 and 2010, respectively.

Roll-Over options

In connection with the Acquisition, certain employees of the predecessor company exchanged fully vested stock options to acquire common shares of the predecessor company for 4,901,107 fully vested stock options, or “Roll-Over” options, of Accellent Holdings Corp. The options have an exercise price of $1.25 per share and were assigned the remaining contractual life of the exchanged option contracts. The Company may, at its option, elect to repurchase the Roll-Over options at fair market value from terminating employees within 60 days of termination and provide employees with settlement options to satisfy tax obligations in excess of minimum withholding rates. As a result of these features, Roll-Over options are recorded as a liability until such options are exercised, forfeited, expired or settled.

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

The table below summarizes the activity relating to the Roll-Over options during the years ended December 31, 2009, and 2010:

	2009		2010
	Liability (in thousands)	Roll-Over Options Outstanding	Liability (in thousands)	Roll-Over Options Outstanding
Balance at January 1	$1,100	619,466	$1,024	576,390
Shares repurchased	(16)	(8,970)	(178)	(101,671)
Options exercised	(35)	(20,364)	(360)	(205,421)
Options forfeited	(24)	(13,742)	(34)	(19,249)
Change in fair value	(1)	—	(4)	—

Balance at December 31	$1,024	576,390	$448	250,049

The Roll-Over options permit net settlement by the holder of the option and therefore no cash is required to be received by the Company upon exercise.

As of December 31, 2009 and 2010, the Roll-Over options have a weighted average fair value of $1.78 and $1.79, respectively, based on the Black-Scholes option-pricing model using the following weighted average assumptions:

	As of December 31, 2009	As of December 31, 2010
Expected term to exercise	1.56 years	2.51 years
Expected volatility	36.68%	33.69%
Risk-free rate	0.91%	0.82%
Dividend yield	0.0%	0.0%

As of December 31, 2010, the weighted average remaining contractual life of the Roll-Over options is approximately 3.6 years. The aggregate intrinsic value of the Roll-Over options was $0.1 million as of December 31, 2010.

Restricted Stock

During the year ended December 31, 2008, the Company granted 225,000 shares of restricted stock. During the years ended 2009 and 2010 the Company did not grant any shares of restricted stock. All restricted stock awards had a fair value of $3.00 per share on the grant date. Total non-cash compensation expense related to restricted stock awards during the years ended December 31, 2008, 2009 and 2010 was approximately $0.3 million, $0.2 million and $0.1 million, respectively. The expense associated with restricted stock grants is amortized over the holder’s requisite service period, generally from one to five years. Activity of unvested restricted stock for the years ended December 31, 2008, 2009 and 2010 was as follows:

	Shares of Restricted Stock
	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
Balance, January 1	130,000	250,667	120,000
Restricted stock granted	225,000	—	—
Restricted stock vested	(104,333)	(60,667)	(37,333)
Restricted stock forfeited	—	(70,000)	(24,000)

Balance, December 31	250,667	120,000	58,667

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

At December 31, 2010, the total number of shares of restricted stock expected to vest is 58,667. At December 31, 2010, the Company had $154,000 of unearned stock based compensation expense related to restricted stock that will be recognized over approximately 1.8 years.

Time based and performance-based stock options

Stock option activity for the 2005 Equity Plan during the year ended December 31, 2010 is as follows:

	Number of shares	Weighted average exercise price
Outstanding at January 1, 2010	5,369,919	$4.72
Granted	4,059,500	3.00
Exercised/ Repurchased	—	—
Forfeited	(1,613,893)	3.14

Outstanding at December 31, 2010	7,815,526	3.21

Vested or expected to vest at December 31, 2010	4,512,870	3.37

Exercisable at December 31, 2010	1,375,892	3.56

Time-based and performance-based options granted during the years ended December 31, 2008, 2009 and 2010 have a weighted average grant date fair value per option of $0.87, $0.80 and $1.15, respectively, based on the Black-Scholes option-pricing model using the following weighted average assumptions:

	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
Expected term to exercise	6.1 years	6.5 years	6.5 years
Expected volatility	29.9%	36.7%	33.6%
Risk-free rate	4.13%	0.91%	2.27%
Dividend yield	0.0%	0.0%	0.0%

The Company records stock-based compensation expense using the graded attribution method, which results in higher compensation expense in the earlier periods than recognition on a straight-line method. For Performance-Based options, compensation expense is recorded when the achievement of performance targets is considered probable. During 2008, the Company amended certain employees’ incentive stock option agreements to modify the performance targets necessary to achieve vesting for performance based shares. The amendment was accounted for as a modification as an “improbable to probable” modification. Accordingly, compensation expense was determined using the fair value of the modified award at the date of the modification. As a result of the modification, certain performance based shares vested. If in the event that performance targets which were not modified become probable of being achieved in future periods, the Company will record stock-based compensation expense for the associated vested Performance-Based options.

As of December 31, 2010, the weighted average remaining contractual life of options granted under the 2005 Equity Plan was 8.23 years. Options outstanding under the 2005 Equity Plan had no intrinsic value as of December 31, 2010.

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2010, the Company had approximately $3.3 million of unearned stock-based compensation expense that will be recognized over approximately 3.9 years based on the remaining weighted average vesting period of all Time Based awards and $4.2 million of unearned stock-based compensation expense that will be recognized over approximately 3.9 years based on the weighted average vesting period of all Performance-Based awards.

Stock based compensation expense

Including each of the plans noted above, the Company’s stock based compensation expense (benefit) for the years ended December 31, 2008, 2009 and 2010 was as follows:

	(in thousands)
	2008	2009	2010
Roll-over option award mark to market adjustment	$(120)	$(1)	$(4)
Restricted stock awards	312	164	104
Performance based option awards	595	239	—
Time based option awards	228	215	595

	$1,015	$617	$695

During the year ended December 31, 2010, the Company did not achieve the performance targets required for Performance-Based shares to vest, therefore no Performance-Based stock compensation expense has been recorded.

Stock based compensation expense (benefit) was recorded in the consolidated statements of operations as follows:

	(in thousands)
	2008	2009	2010
Cost of sales	$(7)	$103	$110
Selling, general and administrative	1,022	514	585

	$1,015	$617	$695

Director’s Deferred Compensation Plan

Accellent Holdings Corp. maintains a Directors’ Deferred Compensation Plan (the “Directors’ Plan”) for all non-employee directors of Accellent Holdings Corp. The Plan allows each non-employee director to elect to defer receipt of all or a portion of their annual directors’ fees to a future date or dates. Any amounts deferred under the Directors’ Plan are credited to a phantom stock account. The number of phantom shares of common stock of Accellent Holdings Corp. credited to each director’s phantom stock account is determined based on the amount of the compensation deferred during any given year, divided by the then fair market value per share of Accellent Holdings Corp.’s common stock. If there has been no public offering of Accellent Holdings Corp.’s common stock, the fair market value per share of the common stock will be determined in the good faith discretion of the Accellent Holdings Corp. Board of Directors, or $3.00 at December 31, 2010. During the years ended December 31, 2008, 2009 and 2010, the Company recorded compensation expense related the Directors’ Plan of $120,000, $93,000 and $90,000, respectively.

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

9. Employee benefit plans

Defined Benefit Pension Plans

The Company has pension plans covering employees at two facilities, one in the United States of America (the “Domestic Plan”) and one in Germany (the “Foreign Plan”). Benefits for the Domestic Plan are provided at a fixed rate for each month of service. The Company’s funding policy is consistent with the minimum funding requirements of laws and regulations. For the Domestic Plan, plan assets consist of equity and fixed income investment funds. The Domestic Plan was frozen as to new participants in November 2006. The Foreign Plan is an unfunded frozen pension plan and is limited to covering employees hired before 1993.

The Company recognizes the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its benefit plans in the Consolidated Balance Sheet, with a corresponding adjustment to accumulated other comprehensive (loss) income as of the end of each fiscal year. The measurement date used in determining the projected benefit obligation is December 31, consistent with the plan sponsor’s fiscal year end. As of December 31, 2009 and 2010 the Accumulated Benefit Obligation of the Company’s defined benefit pension plans totaled $3.1 million and $3.7 million, respectively.

The change in the projected benefit obligation is as follows (in thousands):

	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010
Benefit obligation at beginning of period	$3,365	$3,164	$3,394
Service cost	55	43	42
Interest cost	180	184	184
Actuarial (gain) loss	(233)	74	303
Currency translation adjustment	(87)	35	(157)
Benefits paid	(116)	(106)	(113)

Benefit obligation at end of period	$3,164	$3,394	$3,653

The change in Domestic Plan assets were as follows (in thousands):

	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010
Fair value of plan assets at beginning of year	$1,052	$691	$902
Actual return (loss) on plan assets	(310)	196	114
Employer contributions	17	75	—
Benefits paid	(68)	(60)	(63)

Fair value of plan assets at end of period	$691	$902	$953

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

A reconciliation of the accrued benefit cost for both the Domestic and Foreign Plans recognized in the financial statements is as follows (in thousands):

	December 31,
	2009	2010
Funded status	$(2,492)	$(2,700)
Unrecognized net actuarial (loss) gain	(173)	998

Accrued benefit obligation	$(2,665)	$(1,702)

Presented as current liabilities	—	(67)
Presented as other long-term liabilities	(2,492)	(2,633)
Accumulated other comprehensive (loss) income	(173)	998

Total	$(2,665)	$(1,702)

The following changes in projected benefit obligations were recognized in other comprehensive income for the years ended December 31, 2008, 2009 and 2010:

	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010
Net actuarial pension loss (gain)	$—	$—	$(1,183)
Amortization of net actuarial pension loss	296	44	11

Total recognized in other comprehensive loss (income)	$296	$44	$(1,172)

Total recognized in net periodic benefit cost and other comprehensive loss	$433	$205	$(1,036)

As of December 31, 2010, there was $997,649 of accumulated unrecognized net actuarial gain that has yet to be recognized as a component of net periodic benefit cost in the future periods. Of this amount we expect to recognize approximately $3,000 in earnings as a component of net periodic benefit cost during the fiscal year ending December 31, 2011. We do not expect to be required to make any contributions to the Company’s funded plans in 2011.

Components of net periodic benefit cost for both the Domestic and Foreign Plan were as follows (in thousands):

	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010
Service cost	$55	$43	$42
Interest cost	180	184	184
Expected return of plan assets	(72)	(48)	(61)
Recognized net actuarial gain	(26)	(18)	(29)

Total net periodic benefit cost	$137	$161	$136

Assumptions for benefit obligations at December 31 were as follows:

	2009	2010
Discount rate	5.80%	5.24%
Rate of compensation increase	1.83%	1.92%

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

Assumptions for net periodic benefit costs were as follows:

	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010
Discount rate	5.92%	5.82%	5.24%
Expected long term return on plan assets	7.00%	7.00%	7.00%
Rate of compensation increase	3.00%	1.83%	1.92%

To develop the expected long-term rate of return on plan assets, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio and the payment of plan expenses from the pension trust. This resulted in the selection of the 7.0% expected long-term rate of return on plan assets assumption.

To develop the discount rate utilized in determining benefit obligations and net periodic benefit cost, the Company performed a cash flow analysis using third party pension discount curve information and the projected cash flows of the plan as of the measurement date.

Estimated annual future benefit payments for both the Domestic and Foreign Plans for the next five fiscal years and the following five fiscal years are as follows:

Fiscal year	Amount (in thousands)
2011	$124
2012	128
2013	130
2014	135
2015	140
Five fiscal years thereafter	842

The fair values of the Company’s Domestic Plan’s assets at December 31, 2009 and 2010 by asset class, classified according to the fair value hierarchy described in Note 1, are as follows:

		Fair value Measurements at December 31, 2009:
	Total Carrying Value at December 31, 2009	Quoted Market Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
U.S. large- cap fund	$410	$410	$—	$—
U.S. mid- cap and small- cap funds	106	106	—	—
International value funds	75	75	—	—
Fixed income securities	262	262	—
Short- term fixed income securities	49	49	—	—

	$902	$902	$—	$—

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

		Fair value Measurements at December 31, 2010:
	Total Carrying Value at December 31, 2010	Quoted Market Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
U.S. large- cap fund	$429	$429	$—	$—
U.S. mid- cap and small- cap funds	140	140	—	—
International value funds	84	84	—	—
Fixed income securities	261	261	—	—
Short- term fixed income securities	39	39	—	—

	$953	$953	$—	$—

As of December 31 the Domestic Plan’s target asset allocation was as follows:

Asset Class	2009 Target Allocation %	2010 Target Allocation %
Domestic equity	60.0%	69.0%
Fixed income	40.0%	31.0%

The asset allocation policy was developed in consideration of the long-term investment objective of ensuring that there is an adequate level of assets to support benefit obligations to plan participants. A secondary objective is minimizing the impact of market fluctuations on the value of the plans’ assets.

In addition to the broad asset allocation described above, the following policies apply to the individual asset classes:

i) Fixed income investments shall be oriented toward investment grade securities rated “BBB” or higher. They are diversified among individual securities and sectors.

ii) Equity investments are diversified among individual securities, industries and economic sectors. Most securities held are issued by companies with medium to large market capitalizations.

401(k) and Other Plans

The Company has a 401(k) plan available for most employees. An employee may contribute up to 50% of gross salary to the 401(k) plan, subject to certain maximum compensation and contribution limits as adjusted from time to time by the Internal Revenue Service. The Company’s Board of Directors determines annually the amount of contribution, if any, the Company shall make to the 401(k) plan. The employees’ contributions vest immediately, while the Company’s contributions vest over a five-year period. The Company matches 50% of the employee’s contributions up to a maximum of 6% of the employee’s gross salary. The Company’s matching contributions totaled approximately $2.5 million, $2.2 million and $2.1 million for the years ended December 31, 2008, 2009 and 2010, respectively.

The Company also maintains a Supplemental Executive Retirement Pension Program (“SERP”) that covers one of its employees. The SERP is a non-qualified, unfunded deferred compensation plan. Expenses incurred by the Company related to the SERP, which are actuarially determined, were $31,059, $59,264 and $97,048 for the years ended December 31, 2008, 2009 and 2010 respectively. The liability for the plan was $0.6 million and $1.5 million as of December 31, 2009 and 2010, respectively, and was included within other long-term liabilities on the Company’s consolidated balance sheets.

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

10. Income taxes

The provision for income taxes includes federal, state and foreign taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The components of the provision for income taxes for the years ended December 31, 2008, 2009 and 2010 were as follows (in thousands):

	Year ended December 31
	2008	2009	2010
Current
Federal	$—	$39	$—
State	292	261	(255)
Foreign	2,671	820	1,533
Deferred
Federal	2,559	2,590	2,590
State	(703)	(113)	649
Foreign	(130)	(21)	(152)

Total provision	$4,689	$3,576	$4,365

Income before income taxes included income from foreign operations of $11.1 million, $4.4 million, and $8.7 million for the years ended December 31, 2008, 2009 and 2010, respectively.

Major differences between income taxes at the federal statutory rate and the amount recorded in the accompanying consolidated statements of operations for the years ended December 31 2008, 2009 and 2010 were as follows (in thousands):

	Year ended December 31,
	2008	2009	2010
Expected tax (benefit) expense at statutory rate	$(3,019)	$849	$(7,053)
Change in valuation allowance on deferred tax assets	1,487	2,806	9,421
State taxes, net of federal benefit	292	170	203
Foreign rate differential	(1,197)	(669)	(1,314)
Repatriation of earnings	1,693	1,575	1,783
Changes in reserves for uncertain tax positions	—	(682)	(567)
Stock options	166	83	(188)
Return to provision and other adjustments	5,267	(556)	2,080

Tax provision	$4,689	$3,576	$4,365

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

The following is a summary of the significant components of the Company’s deferred tax assets and liabilities as of December 31, 2009 and 2010 (in thousands):

	December 31,
	2009	2010
Deferred tax assets
Operating loss carryforwards	$108,189	$115,243
Environmental liabilities	1,285	717
Accrued compensation	3,111	4,260
Inventory and accounts receivable reserves	4,188	4,112
Restructuring costs	633	—
Other	7,906	5,718

Total deferred tax asset	125,312	130,050

Deferred tax liabilities:
Depreciation	(12,600)	(9,425)
Intangibles	(71,610)	(73,190)

Total deferred tax liabilities	(84,210)	(82,615)
Valuation allowance	(64,100)	(73,521)

Total net deferred tax liability	$(22,998)	$(26,086)

The Company’s deferred income tax expense results primarily from the different book and tax treatment for a portion of the Company’s goodwill and the Company’s trade name intangible asset, “the amortizing tax intangibles”. For tax purposes, the amortizing tax intangibles acquired in taxable asset transactions are subject to annual amortization, which reduces their tax basis. Such assets are not amortized for financial reporting purposes, which gives rise to a different book and tax basis. The lower taxable basis of the amortizing tax intangibles would result in higher taxable income upon any future disposition of the underlying business. Deferred taxes are recorded to reflect the future incremental taxes from the basis differences that would be incurred upon a future sale. This amount is included as a deferred tax liability in the table above within “Intangibles” and totals $23.2 and $26.4 million at December 31 2009 and December 31 2010, respectively.

At December 31, 2010, the Company has federal net operating loss (“NOL”) carryforwards of approximately $296.6 million expiring at various dates through 2029. Approximately $216.6 million of these carryforwards were acquired in the Acquisition. If not utilized, these carryforwards will begin to expire in 2018. Such losses are also subject to limitations of Internal Revenue Code, Section 382, which in general provides that utilization of NOL’s is subject to an annual limitation if an ownership change results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50 percentage points over a three-year period. Such an ownership change occurred upon the consummation of the Acquisition. Certain acquired losses are subject to preexisting Section 382 limitations, which predate the Acquisition. Subsequent ownership changes, as defined in Section 382, could further limit the amount of net operating loss carryforwards, as well as research and development credits that can be utilized to offset future taxable income.

The Company’s federal NOL carryforward for tax return purposes is $21.5 million greater than its federal NOL for financial reporting purposes due to $12.7 million of unrecognized tax benefits as well as $8.8 million of unrealized excess tax benefits generated during 2008, 2009 and 2010 for share-based compensation awards. The tax benefit of the share-based compensation awards would be recognized for financial statement purposes through additional paid-in capital, in the period in which the tax benefit reduces income taxes payable.

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

The Company assessed the positive and negative evidence bearing upon the realizability of its deferred tax assets at December 31, 2009 and 2010. Based on an assessment of this evidence, the Company determined, at the end of each of these periods that it is more likely than not that the Company will not recognize the benefits of its federal and state deferred tax assets. As a result, the Company provided for valuation allowances on substantially all of the its net deferred tax assets, after considerations for deferred tax liabilities for indefinite lived intangibles and goodwill, which will not be a future source of income.

The Company’s valuation allowance increased $1.5 million, $2.8 million and $9.4 million during the years ended December 31, 2008, 2009 and 2010, respectively, principally due to the Company’s net losses in each of these years.

As of December 31, 2009 and 2010, the Company has not accrued deferred income taxes on $7.4 million and $5.9 million, respectively, of unremitted earnings from foreign subsidiaries as such earnings are expected to be permanently reinvested outside of the U.S. However, to the extent such foreign earnings were remitted in the future, a deferred tax liability of $1.6 million would be recorded.

The change in unrecognized tax benefits related to uncertain tax positions for the years ended December 31, 2008, 2009 and 2010 is as follows (in thousands):

	2008	2009	2010
Balance at January 1	$9,360	$8,680	$8,133
Gross increases for tax positions taken in prior periods	184	277	—
Gross decreases for tax positions taken in prior periods	(471)	—	(116)
Gross increases for tax positions taken in current period	179	120	—
Lapse of statute of limitations	(572)	(944)	(617)

Balance at December 31	$8,680	$8,133	$7,400

Substantially all of the $7.4 million of uncertain tax benefits at December 31, 2010 would impact the effective tax rate if recognized in a future period.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of its provision for income tax expense. During the years ended December 31, 2008, 2009 and 2010, the Company recorded income tax expense (benefit) of approximately $136,000 and $12,000, $(95,000) and $57,000, and $30,000 and $(13,000) for interest and penalties, respectively. The Company maintains balances for accrued interest and accrued penalties of $365,000 and $412,000, and $465,000 and $107,000, relating to unrecognized tax benefits as of December 31, 2009 and 2010, respectively.

The Company is subject to income taxes in the U.S. Federal jurisdiction, and various state and foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax law and regulations and require significant judgment to apply. With exception to one state jurisdiction, the Company is not currently under any examination by U.S. Federal, state and local, or non-U.S. tax authorities. The tax years ended December 31, 2005 through 2010, inclusive, remain subject to examination by major tax jurisdictions. However, since the Company has net operating loss carryforwards which may be utilized in future years to offset taxable income, those years may also be subject to review by relevant taxing authorities if such net operating loss carryforwards are utilized, notwithstanding that the statute for assessment may have closed.

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

11. Related-party transactions

The Company maintains a management services agreement with its principal equity owner, Kohlberg, Kravis, Roberts & Co., (“KKR”) pursuant to which KKR will provide certain structuring, consulting and management advisory services. During each of the years ended December 31, 2008, 2009 and 2010, the Company incurred management fees and expenses with KKR of $1.2 million, respectively. As of December 31, 2009 and 2010, the Company owed KKR $0.3 million and $1.2 million for unpaid management fees which are included in accrued expenses in the accompanying consolidated balance sheet. The Company has also historically utilized the services of Capstone Consulting LLC (“Capstone”), an entity affiliated with KKR. For the years ended December 31, 2008 and 2010, the Company incurred $1.1 million and $0.7 million of integration consulting fees for the services of KKR-Capstone, respectively. There were no such fees incurred during 2009. For the year ended December 31, 2008, approximately $0.7 million was paid in common stock of AHC to Capstone in settlement of a portion of their fees. At December 31, 2009 and 2010, the Company owed Capstone $0.3 million, which is payable in common stock of AHC.

In addition to the above, entities affiliated with KKR Asset Management (“KKR-AM”), an affiliate of KKR, owned approximately $15.0 million principal amount of the Company’s Senior Secured Notes and approximately $36.0 million principal amount of the Company’s 2017 Subordinated Notes at December 31, 2010, respectively (refer to Note 4). At the time that the Company’s old subordinated notes were redeemed, KKR- AM owned approximately $51.7 million principal amount of the old notes. In connection with the repurchase of the old subordinated notes, the Company paid KKR- AM approximately $55.0 million in cash consideration, which included $1.8 million of accrued and unpaid interest up to, but not including, the date of redemption the consent payment and the tender premium.

The Company sells products to Biomet, Inc., which in September 2007 became privately owned by a consortium of private equity sponsors, including KKR. Net revenues from sales to Biomet, Inc. during the years ended December 31, 2008, 2009 and 2010 totaled $3.5 million, $1.2 million, and $0.7 million, respectively. At December 31, 2009 and 2010, accounts receivable due from Biomet aggregated $0.2 million and $0.1 million, respectively.

In October 2009, the Company began utilizing the services of SunGard Data Systems, Inc (“SunGard”), a provider of software and information processing solutions, which is privately owned by a consortium of private equity sponsors, including KKR and Bain Capital. The Company entered into an agreement with SunGard to provide information systems hosting services for the Company. The Company incurred approximately $0.1 million and $0.5 million in fees in connection with this agreement for the years ended December 31, 2009 and 2010, respectively.

12. Fair value measurements

Financial Instruments

The Company determines fair value of financial instruments utilizing a fair value hierarchy that ranks the quality and reliability of the information used to determine fair value, as detailed in Note 1.

As detailed in Note 8, the Company uses the Black-Scholes option pricing model to determine the fair value of its liability for roll-over option awards. A roll-forward of the change in fair value of this financial instrument and information regarding the Level 3 inputs and the significant assumptions used in estimating the roll-over options’ fair value are also included in Note 8.

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

As discussed in Note 5, the Company maintained an interest rate swap contract at December 31, 2009, which expired in November 2010. This contract was valued using a discounted cash flow model that took into account the present value of future cash flows under the terms of the contracts using current market information as of the reporting dates pertaining to forward LIBOR rates and an estimate of the Company’s credit risk determined by management utilizing industry benchmark credit indices and market values for the Company’s debt securities. A rollforward of the change in fair value of this financial instrument is presented in Note 5.

The following tables provide a summary of the financial assets and liabilities recorded at fair value at December 31, 2009 and 2010:

		Fair Value Measurements determined using
	Total Carrying Value at December 31	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2009:
Cash and cash equivalents *	$33,785	$33,785	$—	$—
Liability for Roll-Over options	1,024	—	—	1,024
Liability for derivative instruments	4,511	—	—	4,511

December 31, 2010:
Liability for Roll-Over options	448	—	—	448

*	Consists of cash of approximately $31.1 million and cash equivalents comprised of overnight investments of $2.7 million. At December 31, 2010 the Company did not have any cash equivalents.

For other instruments, the estimated fair value has been determined by the Company using available market information; however, considerable judgment is required in interpreting market data to develop these estimates. The methods and assumptions used to estimate the fair value of each class of financial instruments is as set forth below:

•

Accounts receivable and accounts payable: The carrying amounts of these items are a reasonable estimate of their fair values at December 31, 2009 and 2010 based on the short-term nature of these items.

•

Borrowings under the Senior Secured Notes due 2017—Borrowings under the Senior Secured Notes due 2017 have a fixed rate. At December 31, 2010, the fair value of the Senior Secured Notes–2017, based on quoted market prices for them, was approximately 103% or $412 million compared to their carrying value of $400.0 million.

•

Borrowings under the Senior Subordinated Notes due 2017—Borrowings under the 2017 Subordinated Notes due 2017 have a fixed interest rate. At December 31, 2010, the carrying amount of this debt was a reasonable estimate of its fair value.

•

Borrowings under the old Term Loan: Borrowings under the old Term Loan had variable rates that reflected then currently available terms and conditions for similar debt. The carrying amount of this debt at December 31, 2009 was a reasonable estimate of its fair value.

•

Borrowings under the old senior subordinated notes—Borrowings under the old senior subordinated notes had a fixed interest rate. At December 31, 2009, the fair value of the old senior subordinated notes, based on a quoted market for them, was 98%, or $299 million, compared to the carrying value of $305.0 million.

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

13. Environmental matters

The Pennsylvania Department of Environmental Protection (“DEP”) has filed a petition for review with the U.S. Court of Appeals for the District of Columbia Circuit challenging recent amendments to the U.S. Environmental Protection Agency (“EPA”) National Air Emissions Standards for hazardous air pollutants from halogenated solvent cleaning operations. These revised standards exempt three industry sectors (aerospace, narrow tube manufacturers and facilities that use continuous web-cleaning and halogenated solvent cleaning machines) from facility emission limits for TCE and other degreaser emissions. The EPA has agreed to reconsider the exemption. The Company’s Collegeville facility meets current EPA control standards for TCE emissions and is exempt from the new lower TCE emission limit since we manufacture narrow tubes. As part of efforts to lower TCE emissions, we have begun to implement a process that will reduce the Company’s TCE emissions generated by its Collegeville facility. However, this process will not reduce TCE emissions to the levels required should a new standard become law.

At December 31, 2009 and 2010, the Company maintained reserves for environmental liabilities of approximately $3.3 million and $1.9 million, respectively of which the Company expects to pay $0.1 million during 2011. The recorded liability at December 31, 2009 included $1.8 million to operate a groundwater pump and treat system for the treatment of elevated levels of TCE in the groundwater at one of the Company’s facilities and $1.3 million to operate a system to treat potentially elevated levels of chromium at that same facility. Each of these systems was noted in the initial remediation plan, pursuant to an EPA Consent Order for the site.

In September 2010, the EPA approved an amendment to the Consent Order which eliminated the need to treat potentially elevated levels of chromium. As a result of the amendment to the Consent Order, the Company is no longer obligated to operate a treatment system for chromium should levels become elevated. Accordingly, the Company reduced the amount of the recorded liability by $1.3 million which is recorded as a reduction of Cost of goods sold (exclusive of amortization) in the accompanying consolidated statements of operations for the year ended December 31, 2010. The Company expects to pay approximately $0.1 million per year to meet its current requirements under the Consent Order.

14. Geographic information

For each of the years ended December 31, 2008, 2009 and 2010, approximately 95% of the Company’s sales were derived from medical device customers with the balance being derived from other customers.

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

The following table presents net sales by country or geographic region based on the location of the customer and in order of significance for the years ended December 31, 2008, 2009 and 2010 (in thousands):

	Year Ended December 31,
	2008	2009	2010
Net sales:
United States of America	$437,217	$399,324	$422,991
Ireland	26,415	29,701	33,251
Germany	23,831	17,014	16,049
United Kingdom	10,429	6,382	5,710
Sweden	5,799	6,118	6,583
France	2,532	4,204	3,830
Netherlands	2,948	1,430	1,395
Other Western Europe	3,061	5,101	6,206
Asia Pacific	3,120	4,049	4,918
Central and South America	4,345	3,529	4,315
Eastern Europe	4,793	641	847
Other	986	1,300	859

Total	$525,476	$478,793	$506,954

Property, plant and equipment, based on the location of the assets, were as follows (in thousands):

	December 31,
	2009	2010
Property, plant and equipment:
United States	$107,561	$107,329
United Kingdom	357	326
Germany	4,449	3,922
Ireland	4,903	4,263
Mexico	706	770
Asia	—	4,427

Total	$117,976	$121,037

15. Commitments and contingencies

The Company is obligated on various lease agreements for office space, automobiles and equipment, expiring through 2018, which are accounted for as operating leases.

Aggregate rental expense for the years ended December 31, 2008, 2009 and 2010 was $7.5 million, $7.7 million and $7.3 million, respectively. Future minimum rental commitments under all operating leases are as follows (in thousands):

Year	Amount
2011	$5,491
2012	4,227
2013	2,828
2014	1,897
2015	1,367
Thereafter	2,495

Total	$18,305

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

The Company is involved in various legal proceedings in the ordinary course of business, including the environmental matters described in Note 13. In the opinion of management, the outcome of such proceedings will not have a materially adverse effect on the Company’s financial position or results of operations or cash flows.

The Company has various purchase commitments for materials, supplies, machinery and equipment incident to the ordinary conduct of business. Such purchase commitments are generally for a period of less than one year, often cancelable and able to be rescheduled and not at prices in excess of current market prices.

16. Supplemental guarantor financial information

In connection with the Company’s issuance of the 2017 Senior Secured Notes and 2017 Subordinated Notes (refer to Note 4) (collectively the “Notes”), all of its domestic subsidiaries (the “Subsidiary Guarantors”) which are 100% owned guaranteed on a joint and several, full and unconditional basis, the repayment by Accellent Inc. of such Notes. Foreign subsidiaries of Accellent Inc. (the “Non-Guarantor Subsidiaries”) have not guaranteed the Notes.

The following tables present the supplemental condensed consolidating balance sheet information of the Company (“Parent”), the Subsidiary Guarantors and the Non-Guarantor Subsidiaries as of December 31, 2009 and December 31, 2010, and the supplemental condensed consolidating operational and cash flow information for each of the years ended December 31, 2008, 2009 and 2010.

Condensed Consolidating Balance Sheet Information

December 31, 2009 (in $000’s)

	Parent	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$—	$31,739	$2,046	$—	$33,785
Receivables, net	—	42,571	2,514	(270)	44,815
Inventories	—	53,096	2,475	—	55,571
Prepaid expenses and other	111	3,717	180	—	4,008

Total current assets	111	131,123	7,215	(270)	138,179
Property, plant and equipment, net	—	107,918	10,058	—	117,976
Intercompany receivable, net	—	148,914	19,734	(168,648)	—

Investment in subsidiaries	348,883	31,665	—	(380,548)	—
Goodwill	629,854	—	—	—	629,854
Intangibles, net	179,566	—	—	—	179,566
Deferred financing costs and other assets	12,251	896	253	—	13,400

Total assets	$1,170,665	$420,516	$37,260	$(549,466)	$1,078,975

Current portion of long-term debt	$—	$7	$—	$—	$7
Accounts payable	10	22,992	961	(53)	23,910
Accrued liabilities	8,836	20,375	2,559	(21)	31,749

Total current liabilities	8,846	43,374	3,520	(74)	55,666
Note payable and long-term debt	853,494	—	—	(168,844)	684,650
Other long-term liabilities	1,809	28,259	2,075	—	32,143

Total liabilities	864,149	71,633	5,595	(168,918)	772,459
Equity	306,516	348,883	31,665	(380,548)	306,516

Total liabilities and equity	$1,170,665	$420,516	$37,260	$(549,466)	$1,078,975

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

Condensed Consolidating Balance Sheet Information

December 31, 2010 (in $000’s)

	Parent	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$—	$38,392	$2,395	$—	$40,787
Receivables, net	—	51,816	3,175	(980)	54,011
Inventories	—	63,028	3,000	—	66,028
Prepaid expenses and other	2	2,537	111	—	2,650

Total current assets	2	155,773	8,681	(980)	163,476
Property, plant and equipment, net	—	107,655	13,382	—	121,037
Intercompany receivables, net	—	212,206	21,504	(233,710)	—
Investment in subsidiaries	426,194	36,197	—	(462,391)	—
Goodwill	629,854	—	—	—	629,854
Intangibles, net	164,626	—	—	—	164,626
Deferred financing costs and other assets	18,430	353	300	—	19,083

Total assets	$1,239,106	$512,184	$43,867	$(697,081)	$1,098,076

Current portion of long-term debt	$—	$9	$—	$—	$9
Accounts payable	55	22,784	1,596	(410)	24,025
Accrued liabilities	20,375	22,579	3,741	(13)	46,682

Total current liabilities	20,430	45,372	5,337	(423)	70,716
Note payable and long-term debt	936,877	10,065	—	(234,267)	712,675
Other long-term liabilities	1,291	30,553	2,333	—	34,177

Total liabilities	958,598	85,990	7,670	(234,690)	817,568
Equity	280,508	426,194	36,197	(462,391)	280,508

Total liabilities and equity	$1,239,106	$512,184	$43,867	$(697,081)	$1,098,076

Condensed Consolidating Operations Information

Year ended December 31, 2008 (in $000’s)

	Parent	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$494,665	$31,869	$(1,058)	$525,476
Cost of sales	—	366,999	20,202	(1,058)	386,143
Selling, general and administrative expenses	120	55,550	3,144	—	58,814
Research and development expenses	—	2,063	861	—	2,924
Restructuring charges	—	2,499	—	—	2,499
Amortization of intangibles assets	14,939	—	—	—	14,939
Loss on disposal of property and equipment	—	814	260	—	1,074

(Loss) income from operations	(15,059)	66,740	7,402	—	59,083
Interest expense, net	(65,172)	(100)	15	—	(65,257)
Other expense, net	(4,111)	532	1,126	—	(2,453)
Equity in earnings of affiliates	71,026	6,181	—	(77,207)	—
Provision for income taxes	—	(2,327)	(2,362)	—	(4,689)

Net (loss) income	$(13,316)	$71,026	$6,181	$(77,207)	$(13,316)

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

Condensed Consolidating Operations Information

Year ended December 31, 2009 (in $000’s)

	Parent	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$455,354	$24,198	$(759)	$478,793
Cost of sales	—	331,865	16,677	(759)	347,783
Selling, general and administrative expenses	94	44,958	2,673	—	47,725
Research and development expenses	—	1,912	152	—	2,064
Restructuring charges	—	5,705	22	—	5,727
Amortization of intangibles assets	14,939	—	—	—	14,939
Loss on disposal of property and equipment	—	860	106	—	966

(Loss) income from operations	(15,033)	70,054	4,568	—	59,589
Interest expense, net	(56,644)	72	3	—	(56,569)
Other expense, net	425	(806)	(133)	—	(514)
Equity in earnings of affiliates	70,182	3,815	—	(73,997)	—
Provision for income taxes	—	(2,953)	(623)	—	(3,576)

Net (loss) income	$(1,070)	$70,182	$3,815	$(73,997)	$(1,070)

Condensed Consolidating Operations Information

Year ended December 31, 2010 (in $000’s)

	Parent	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$481,773	$26,401	$(1,220)	$506,954
Cost of sales	—	353,413	17,057	(1,220)	369,250
Selling, general and administrative expenses	90	49,043	2,869	—	52,002
Research and development expenses	—	1,786	607	—	2,393
Restructuring charges	—	(117)	—	—	(117)
Amortization of intangibles assets	14,939	—	—	—	14,939
Loss on disposal of property and equipment	—	12	3		15

(Loss) income from operations	(15,029)	77,636	5,865	—	68,472
Interest expense, net	(73,838)	(103)	2	—	(73,939)
Loss on debt extinguishment	(20,882)	—	—	—	(20,882)
Other expense (income), net	4,511	(456)	2,156	—	6,211
Equity in earnings of affiliates	80,735	6,896	—	(87,631)	—
Provision for income taxes	—	(3,238)	(1,127)	—	(4,365)

Net (loss) income	$(24,503)	$80,735	$6,896	$(87,631)	$(24,503)

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

Condensed Consolidating Cash Flow Information

Year ended December 31, 2008 (in $000’s)

	Parent	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(59,753)	$91,737	$10,012	$—	$41,996

Cash flows from investing activities:
Capital expenditures	—	(15,610)	(1,753)	—	(17,363)
Proceeds from sale of equipment	—	1,623	6	—	1,629

Net cash used in investing activities	—	(13,987)	(1,747)	—	(15,734)

Cash flows from financing activities:
Borrowings	39,000	—	—	—	39,000
Repayments	(54,000)	(155)	—	—	(54,155)
Repurchase of parent company stock	(1,984)	—	—	—	(1,984)
Proceeds from sale of stock	138	—	—	—	138
Intercompany receipts (advances)	76,599	(69,016)	(7,583)	—	—

Cash flows provided by (used for) financing activities	59,753	(69,171)	(7,583)	—	(17,001)

Effect of exchange rate changes in cash	—	(176)	(248)	—	(424)
Net increase (decrease) in cash and cash equivalents	—	8,403	434	—	8,837
Cash and cash equivalents, beginning of year	—	3,976	1,712	—	5,688

Cash and cash equivalents, end of year	$—	$12,379	$2,146	$—	$14,525

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

Condensed Consolidating Cash Flow Information

Year ended December 31, 2009 (in $000’s)

	Parent	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(51,774)	$101,406	$5,847	$—	$55,479

Cash flows from investing activities:
Capital expenditures	—	(15,000)	(1,434)	—	(16,434)
Proceeds from sale of equipment	—	1,016	—	—	1,016
Proceeds from payment of note receivable	—	1,268	—	—	1,268

Net cash used in investing activities	—	(12,716)	(1,434)	—	(14,150)

Cash flows from financing activities:
Borrowings		—	—	—	—
Repayments	(22,376)	(8)	—	—	(22,384)
Repurchase of parent company stock	(16)	—	—	—	(16)
Deferred financing fees	(10)	—	—	—	(10)
Proceeds from sale of stock	239	—	—	—	239
Intercompany receipts (advances)	73,937	(69,481)	(4,456)	—	—

Cash flows provided by (used for) financing activities	51,774	(69,489)	(4,456)	—	(22,171)

Effect of exchange rate changes in cash	—	159	(57)	—	102
Net increase (decrease) in cash and cash equivalents	—	19,360	(100)	—	19,260
Cash and cash equivalents, beginning of year	—	12,379	2,146	—	14,525

Cash and cash equivalents, end of year	$—	$31,739	$2,046	$—	$33,785

ACCELLENT INC.

Notes to Consolidated Financial Statements—(Continued)

Condensed Consolidating Cash Flow Information

Year ended December 31, 2010 (in $000’s)

	Parent	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net cash (used for) provided by operating activities	$(53,474)	$80,090	$7,959	$—	$34,575

Cash flows from investing activities:
Capital expenditures	—	(20,259)	(5,685)	—	(25,944)
Proceeds form sale of equipment	—	55	11	—	66

Net cash used in investing activities	—	(20,204)	(5,674)	—	(25,878)

Cash flows from financing activities:
Proceeds from borrowings on long term debt	712,396	—	—	—	712,396
Repayments of long-term debt	(695,243)	23	—	—	(695,220)
Proceeds from sale of parent company stock	600	—	—	—	600
Proceeds from exercise of options in parent company stock	106	—	—	—	106
Repurchase of parent company stock	(66)	—	—	—	(66)
Payments of debt issuance costs	(19,337)	—	—	—	(19,337)
Intercompany receipts (advances)	55,018	(53,248)	(1,770)	—	—

Cash flows provided by (used for) financing activities	53,474	(53,225)	(1,770)	—	(1,521)

Effect of exchange rate changes in cash	—	(11)	(163)	—	(174)
Net increase (decrease) in cash and cash equivalents	—	6,650	352	—	7,002
Cash and cash equivalents, beginning of year	—	31,739	2,046	—	33,785

Cash and cash equivalents, end of year	$—	$38,389	$2,398	$—	$40,787

17. Subsequent events

The Company has evaluated the period from December 31, 2010, the date of the consolidated financial statements, through the date of the issuance and filing of the consolidated financial statements, and has determined that no material subsequent events have occurred that would affect the information presented in these consolidated financial statements or require additional disclosure.

ACCELLENT INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the Years ended December 31, 2008, 2009 and 2010

(in thousands)

Amounts in Thousands	Balance at Beginning of Period	Additions Charged/ Adjustments credited to Expense	Other	Amounts Written Off	Balance at End of Period
Allowance for doubtful accounts:
Year ended December 31, 2008	$568	$259	$—	$(293)	$534
Year ended December 31, 2009	$534	$712	$—	$(136)	$1,110
Year ended December 31, 2010	$1,110	$(213)	$—	$(307)	$590

Amounts in Thousands	Balance at Beginning of Period	Additions Charged to Net Sales	Other	Returns Processed	Balance at End of Period
Reserve for sales returns:
Year ended December 31, 2008	$644	$6,689	$—	$(6,713)	$620
Year ended December 31, 2009	$620	$5,819	$—	$(5,211)	$1,228
Year ended December 31, 2010	$1,228	$7,289	$—	$(7,105)	$1,412

PROSPECTUS

Offer to exchange

$315,000,000 principal amount of our 10% Senior Subordinated Notes due 2017, which have been registered under the Securities Act of 1933, for any and all of our outstanding 10% Senior Subordinated Notes due 2017.

Until the date that is 90 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions or otherwise.